2003 Annual Report

AXA FINANCIAL PROTECTION

Be Life Confident

The **AXA Vision**

Our Business: Financial Protection and Wealth Management

It's the vision we have of our business and how it should be done.

The business of Financial Protection and wealth management involves offering our customers – individuals as well as small, mid-sized and large businesses – a wide range of products and services that meet their insurance, protection, savings, retirement and financial planning needs throughout their lives.

Aware and proud of our industry's contribution to the economic and social development of the community, we seek to do business responsibly by living up to consistent values and stakeholder commitments throughout the world.

Our Values:

Professionalism, Innovation, Realism, Team Spirit, Integrity.

Our Ambition:

We are working toward the shared ambition of setting the standard worldwide in our core business of Financial Protection and wealth management.

Our **Commitments**

Customers

AXA seeks to build close and lasting relationships with its customers by offering expert advice and a full range of adapted solutions, and by adhering to the highest standard of professional ethics.

Community

AXA seeks to live up to its responsibilities by participating in the life of the community through acts of corporate philanthropy and prevention.

Suppliers

AXA seeks to maintain quality relationships with its suppliers and other business partners by adhering to a clearly defined code of conduct, and by promoting ongoing dialogue.

Shareholders

AXA seeks to satisfy its shareholders by achieving operating performance that ranks among the best in the industry, and by furnishing complete and accurate financial information.

Employees

AXA seeks to contribute to the satisfaction and fulfillment of its employees by promoting respect and empowerment in the workplace, and by providing regular training and development opportunities.

Environment

AXA also seeks to play an active role in protecting the environment by making available its environmental risk management capability, and by promoting environmentally sound practices in the workplace.

Contents

This report is a free translation of AXA’s French Document de Référence. It is being furnished solely for informational and convience purposes and is qualified in its entirety by reference to the original French Document de Référence which is available on AXA’s website at www.axa.com.

A Word from the Chairmen	5
Introduction	8
The AXA Group	10

Corporate Governance	11

AXA Stock and Employee Stock Program	41

AXA Stock Price Trends	46

AXA Shareholders	50

Simplified Organization Chart	52

Financial highlights	54
Sustainable Development	64

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Contents (continued)

Description of Business	98
Introduction	100

Life & Savings Segment	102

Property & Casualty Segment	107

International Insurance Segment	110

Asset Management Segment	113

Other Financial Services Segment	116

Insurance-related Invested Assets	117

Property & Casualty Claims Reserves	123

Investment Strategy and Capital Ressources	128
Investment Strategy	130

Liquidity and Capital Resources	132

Risk Management	138
Organization of Risk Management at AXA	140

Market Risks	140

Credit Risks	147

Insurance Risks	148

Operational Risks	150

Management Report	154
Market Conditions in 2003	156

December 31, 2003 Operating Highlights	156

Events Subsequent to December 31, 2003	158

Insurance and Asset Management markets	159

Consolidated Operating Results	163

Life & Savings Segment	169

Property & Casualty Segment	188

International Insurance Segment	202

Asset Management Segment	207

Other Financial Services Segment	210

Holding Company	212

Perspectives	213

Glossary	214

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Financial Statements	218
Consolidated balance sheet	220

Consolidated statement of income	222

Consolidated financial statements	223

Auditors Report on consolidated financial statements	300

Other Supplementary Financial Information	302
U.S. GAAP Financial Information	304

Major event known subsequently to December 31, 2003	320

Adoption of New International Accounting Standards	321

Parent Company	322
Management Board’s Report on the Parent Company Financial Statements	324

Balance Sheet - Assets	329

Balance Sheet - Liabilities	330

Statement of income	331

Statement of cash-flows	332

Financial Results over the Past Five Years	333

Subsidiaries and Participating Interests	334

General Information	338
Principal Statutory Information concerning the Company	340

Information concerning the share capital of the Company	344

Summary of share option plans	348

Persons responsible for this annual report	355

AMF correspondence table	357

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AXA **Financial highlights**

■ 50 million
individuals and businesses have placed their trust in us:
- To insure their property (vehicles, housing, equipment),
- To provide health and personal protection coverage for their families or employees,
- To manage their personal or corporate assets.

■ 117,000
employees and distributors worldwide working to deliver the right solutions and top quality service to our customers.

■ 20,000
employees donating their time and skills to community organizations.

■ Revenues
€71.6 billion
(+5.3% on a comparable basis)

■ Underlying Earnings
€2 billion
(+ 30% at constant exchange rates)

■ Net Income
€1 billion
(+18% at constant exchange rates)

■ Assets Under Management
€775 billion
(+17% at constant exchange rates)

In last year’s letter, I alerted readers to the growing fissure between the financial markets and the real economy.

In particular, I noted that the adoption of mark-to-market or fair value methodology for calculating the carrying values of assets and liabilities posed a serious problem, as illustrated: n in the near term by other than temporary asset impairments, n in the future by International Accounting Standards. Unfortunately, the trend observed in prior years continued unabated in 2003, sealing the divorce between the world’s financial spheres and underlying economic activity. Too many investors continued to focus on increasingly short-term performance, their eyes riveted to the arbitrary stock price fluctuations that they themselves were creating. In the meantime, businesses – whose leaders must stay focused on the medium- and long-term outlook of their industries and their markets – were more in need than ever of stable investors capable of understanding a sustainable growth strategy, and consequently willing to accept greater earnings fluctuation in the very short run.

Throughout 2003, corporations responded to the financial market depreciation of previous years by refocusing on their core business. Intensive efforts in this direction were made by the insurance industry in general and by AXA in particular, where efforts initiated earlier were pursued with intensity. At the same time, steps were taken to ensure that financial market accidents, which are inevitable in our business, would have the least possible impact on the overall health of the organization. The results speak for themselves, and I can only applaud the people of AXA for the work they accomplished in an environment that was often hostile.

They will continue to make positive strides in 2004, delivering what shareholders, clients and the community as a whole have come to expect from AXA.

But I would be remiss if I failed to once again warn that the current direction the International Accounting Standards are taking poses a real danger to our industry. While nobody seriously contests the need for convergent accounting standards to enable meaningful financial statement comparisons across geographic boundaries, it is equally clear that the underlying principles must correspond to the economic reality of the business in question.

The impasse into which talks between bankers, insurers and the IAS Board seem to be headed is therefore cause for concern. The dogma of “full fair market value” offers more in the way “ of ideological content than good economic sense.

At AXA, we believe that the value of any asset should be determined over a medium to long-term horizon that matches the duration of the obligations insurers have contracted with respect to their clients. Adopting a “mark to market” approach to valuation for annual financial disclosures would only serve to widen the gap between financial market reality and the economic environment in which businesses actually operate. The financial community needs to wake up to the fact that it will be the first to suffer the negative consequences if this approach is adopted.

Chairman of the Supervisory Board

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Henri de Castries: I think we have learned three key lessons, which, incidentally, allow us to look to the future with a sense of calm determination:

The first is that it is wiser to believe in your own vision of the business, and to hang onto that vision, than to give in to ideas received or passing trends.

Over of the last three or four years, we have heard, successively, that:

  Those who fail to opt for a bank-insurance strategy by aligning with or acquiring banks will fail to capture wealth management business.
  Given the inherently low profitability of the property-casualty insurance business, the best course of action is to exit from this market and focus on life insurance or financial services.
  The life insurance business has been compromised by financial market depreciation and persistently low interest rates.

We did not buy into any of these ideas, which we felt were the product of situational fears and enthusiasms, and decided instead to stick with our long-term strategic positioning:

  in the Financial Protection and wealth management business, because it allows us to support and cover our clients – individuals and businesses – as they navigate in a world where both risks as well as the need for protection and sound advice are growing;
  by offering our clients both property-casualty and life and savings solutions wherever and whenever possible since it is the interplay of these products and services, rather than any one taken in isolation, is the strength of our Financial Protection and wealth management solutions;
  by investing first and foremost in our proprietary distribution channels – career agents, salaried sales professionals, brokers – and then seeking third-party distribution agreements, rather than trying to acquire networks engaged, in part, in businesses that we don’t know.

The second lesson that we learned – or relearned –is that mastering the technical fundamentals of the business is critical to resisting periods of crisis and building a secure competitive edge.
A decade of complacent or euphoric markets led to a situation where earnings were far too dependent on capital gains. When these gains dried up, we had to take a good – and healthy – look inward, and work on ourselves.

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We managed to achieve both a substantial reduction in unit costs (savings of 1.2 billion euros in two years) and a marked improvement in technical results (a combined ratio of 101 in 2003, compared with more than 110 in 2001), resulting in strong growth in underlying earnings and without hurting sales performance: in 2003 AXA picked up market share practically across the board. In addition, by developing better instruments for measuring capital adequacy requirements we were able to protect our financial strength rating and better allocate capital resources, which also helped to strengthen our competitive edge.

The third lesson, and probably the most important one, is that people and effective teamwork are critical drivers of success. It is when times get tough, as they did recently, that people really show what they’re made of. AXA has come out of this difficult period stronger than ever, not only because of its human talent, but also because of the way AXA people pulled together and rose to the challenges at hand.
Today, we are a motivated team of people united behind the AXA banner.

H. de C.: Although the environment is showing some signs of improvement, the recovery remains hesitant. We aren’t worried, though, precisely because our core business is about dealing with risks.

  We plan to stay the course strategically while stepping up our efforts in three areas: We need to continue to increase the pace of organic growth while making further efforts to improve technical results. We will do so by focusing on service quality improvements. Our organizations are still overly bureaucratic. They need to become more efficient and we must have the courage to change them.
  We need to make further efforts to truly respond to the needs of our clients. The work we have done over the last three years to increase our customer knowledge should begin to pay off now in the form of more needs driven products and services that can help our customers be life confident. Our people are aware of the importance of listening to what our clients are telling us, and are ready to provide the level of advice and service they expect from AXA.
  Finally, thanks to the technical quality of our operations, the strength of our balance sheet, and the motivation of our people, we are in a position to seize good opportunities that may arise. And this has always been one of AXA’s key strengths.

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The AXA Group	10

Corporate Governance	11

AXA Stock and Employee Stock Program	41

AXA Stock Price Trends	46

AXA Shareholders	50

Simplified Organization Chart	52

Financial highlights	54

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History and development

AXA1 originated from several French regional mutual insurance companies, known collectively as “les Mutuelles Unies”:

In 1982, les Mutuelles Unies took control of Groupe Drouot and following this transaction the new Group began operating under the name of AXA.

In 1986, AXA obtained control of Groupe Présence and, in 1988, transferred its insurance businesses to Compagnie du Midi and operated under the name of AXA Midi, which subsequently reverted back to the AXA name. Two years later, the French insurance operations were reorganized to operate by distribution channel.

In 1992, AXA took control of the Equitable Companies Incorporated following the demutualization of Equitable Life. In 1999, the Equitable Companies Incorporated adopted the name AXA Financial, Inc. (“AXA Financial”).

In 1995, AXA obtained a majority ownership interest in National Mutual Holdings following its demutualization. National Mutual Holdings changed its name to AXA Asia Pacific Holdings Ltd.

In 1997, AXA merged with Compagnie UAP. This transaction enabled AXA to significantly increase its size and reinforce its strategic positions, especially in Europe.

In 1998, AXA purchased the minority interests of AXA Royale Belge and, in 1999, acquired Guardian Royal Exchange in Great Britain through its subsidiary Sun Life & Provincial Holdings (“SLPH”). The Guardian Royal Exchange acquisition allowed AXA to further establish its positions in both the United Kingdom and Germany.

In 2000, AXA acquired a majority ownership interest in “Nippon Dantaï Life Insurance Company”, resulting in a new company called “AXA Nichidan”. In addition, in July 2000, AXA increased its interest in SLPH from 56.3% to 100%. In August 2000, AXA sold its interest in Donaldson Lufkin & Jenrette to Credit Suisse Group, which was completed in November 2000. In October 2000, Alliance Capital, a subsidiary of AXA Financial, acquired the U.S. asset management company Sanford C. Bernstein. In December 2000, AXA acquired the remaining minority interests in AXA Financial, which is now a 100% owned subsidiary of AXA.

In 2001 and 2002, AXA acquires two financial advisory networks in Australia, Sterling Grace and Ipac Securities, as well as a banking platform, Banque Directe in France. AXA also continued to streamline its portfolio of business, selling its health business in Australia and insurance operations in Austria and Hungary, and reorganizing its reinsurance business.

Then, in 2003, following the exit of the Group of its activities of bank-insurance in Chile during the previous year, AXA has sold all its activities in Argentina as well as AXA Seguros Brasil, under the condition of the agreements of the local authorities.

In October 2003, AXA Group has decided to sell Unirobe Groep B.V., a network of brokers, held by AXA Nederland.

In September 2003, the Group announced the acquisition of the American group Mony; this operation should allow AXA to reinforce the distribution capacity of its life activities in the United States by representing 25%. This transaction is subject to the approval of Mony shareholders, obtaining required regulatory approvals and other customary closing conditions.

(1)	In this annual report:
	•	the “Company” refers to the holding company AXA, organized under the laws of France,
	•	“AXA” refers to the Company and its direct and indirect subsidiaries.

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Corporate Governance

Implementing sound corporate governance principles has been a priority at AXA for many years. Because its stock is publicly traded on the New York Stock Exchange, AXA is subject to the provisions of the Sarbanes Oxley Act, which was adopted in the United States in 2002. Accordingly, AXA has made various adjustments necessary to bring the Company into compliance with the Act. AXA has also reviewed its rules of corporate governance in light of the recommendations contained in the Bouton Report and of the provisions of the “Sécurité Financière” Law of August 1, 2003.

GOVERNANCE STRUCTURE: MANAGEMENT BOARD AND SUPERVISORY BOARD

A Management Board and a Supervisory Board have governed AXA since 1997. This form of corporate governance, which separates the powers of management from those of supervision, is considered to offer the most balanced framework governing the exercise of corporate power.

An Executive Committee assists the Management Board in the performance of its duties. In addition, the Supervisory Board has established four special-purpose Committees.

SUPERVISORY BOARD

The following chapters “Supervisory Board” and “Supervisory Board Committees” correspond to the first part of the Supervisory Board Chairman’s Report (the conditions relating to the preparation and organization of the Board), prepared in accordance with the French Financial Security Act of August 1, 2003. The second part (Internal Control Procedures) is included at the end of this section on Corporate governance.

In the discussion below relating to the Supervisory Board, the sections on the Board’s and Committees composition have been updated, to reflect:

  the re-elections and new appointments that will be presented to a vote of AXA’s shareholders on April 21, 2004;
  the positions held by each member;
  the modifications of Committee composition that occured at the beginning of 2004.

Role and Powers

The Supervisory Board oversees the efficient operation of the Company and reports to shareholders. The Supervisory Board appoints the Chairman and members of the Management Board and supervises executive management.

Article 12 of the Company’s articles of incorporation and bylaws, along with the Supervisory Board’s internal regulations, specify the following matters that require prior approval of the Supervisory Board:

  the issuance of securities with a direct or indirect claim on the equity capital of the Company;
  proposed stock repurchase programs submitted to a vote of the shareholders assembled in an ordinary meeting;
  financing operations with a material impact on the Company’s financial position;
  business acquisitions with a value of over €500 million;
  agreements to form strategic partnerships;

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  the implementation of all stock option plans;
  proposals to amend the Company’s bylaws submitted to a vote of the shareholders in an extraordinary meeting;
  appropriations of earnings and dividends for the previous year proposed to shareholders in an ordinary meeting;
  interim and final dividend payment dates.

Operating Procedures

The principles governing the operation, organisation and remuneration of the Supervisory Board are specified in its internal regulations.

According to these regulations, the Supervisory Board meets at least five times per year.

Its members receive documentation prior to each meeting. Board documentation is usually sent to members eight days in advance.

This documentation always includes information on:

  the Group’s operations, as presented in a quaterly report of the Management Board’s, a press review and a share price performance report, reports from committee meetings that have occurred since the last Supervisory Board meeting.

Along with the agenda, this documentation may also contain information on issues relating to the Group’s operating procedures, consisting either of presentations concerning an operating company’s strategy and priorities, or specific presentations (brand, transversal projects, etc.).

In this respect, the Group’s principal managers are invited to take part in some Board meetings to present their business area, their objectives and their results.

Training courses and specific meetings are organised for members of the Supervisory Board as necessary.

Certain members of the Supervisory Board have requested and received training in the Group’s various business areas and have attended presentations on certain Group companies. In 2003, Thierry Breton and Ezra Suleiman, in particular, benefited from this additional information.

To ensure that their interests and those of the Group are aligned, members of the Supervisory Board are required to own shares in the Company, the value of which must be at least equal to the amount of directors’ fees they receive in the course of any given year.

Composition

At December 31, 2003, the Supervisory Board consisted of 13 members, elected by the shareholders assembled in an ordinary meeting, including four members who are not French nationals.

The Annual General meeting of April 30, 2003, has reappointed the mandate of Messrs Jean-René Fourtou, Jacques Calvet, David Dautresme, Henri Hottinguer, Gérard Mestrallet, Alfred von Oppenheim, and has appointed a new member : Mr. Ezra Suleiman.

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The mandate of Claude Bébéar is the only one coming to reappointment at the Annual General Meeting on April 21, 2004.

Acting on the recommendation of the Selection Committee, the Supervisory Board has decided to recommend that the Management Board ask the shareholders to reappoint Claude Bébéar for an additional term of four years.

As of December 31, 2002, share ownership by current and former Group employees, exceeded 3% of AXA’s total outsanding ordinary shares. The Management Board, with the prior authorization of AXA’s Supervisory Board and in accordance with French law, has therefore decided to propose that the Annual Shareholders’Meeting of April 21, 2004 amend the articles of incorporation and bylaws of AXA.The purpose of the amendment is to enable the Annual Sharholders’ Meeting to elect a member of the AXA Supervisory Board for a four-year term, to represent the Group’s employee shareholders.

Pending shareholder approval of the foregoing, the Supervisory Board will have a total of 14 members following the April 21, 2004 meeting.

Supervisory Board members are selected on the basis of their acknowledged competence, experience, complementarity and their ability to supervise a company like AXA.

The Board makes particular efforts to gauge the independence of each Supervisory Board member with respect to the general management functions carried out by the Management Board.

Acting on the recommendations of its Selection Committee, the Supervisory Board has reviewed the status of all of its members for compliance with the recommendations contained in the Bouton report on corporate governance in publicly traded companies and the Sarbanes-Oxley Act for the composition of the Audit Committee.

According to the criteria set forth in the Bouton report, on December 31, 2003, 9 of the 13 Supervisory Board members are independent : Thierry Breton, Jacques Calvet, David Dautresme, Anthony Hamilton, Henri Hottinguer, Gérard Mestrallet, Alfred von Oppenheim, Bruno Roger and Ezra Suleiman.

The Supervisory Board is taking all necessary measures to be ensure that the members of the Audit Committee will be independant in accordance with the criteria of Sarbanes-Oxley with effect from July 31, 2005.

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COMPOSITION OF THE SUPPERVISORY BOARD AT DECEMBER 31, 2003, UNCHANGED AT THE BEGINNING OF 2004:

			Directors’	Directors’
		Number	fees earned	fees earned
Name	Office	of AXA shares	in 2004 for 2003	in 2003 for 2002
(and age)	presently held	held at 12/31/2003	(in €, gross)	(in €, gross)

Claude BEBEAR	Chairman of the	588,306	75,464.53	82,641.30
(68) (2)	Supervisory Board

Jean-René FOURTOU	Vice-Chairman of the	6,876	82,832.95	58,163.04
(64)	Supervisory Board

Thierry BRETON	Member of the	3,500	30,363.84	33,581.52
(49) (1)	Supervisory Board

Jacques CALVET	Member of the	6,135	80,679.63	83,320.65
(72) (1)	Supervisory Board

David DAUTRESME	Member of the	26,800	58,609.46	44,320.65
(70) (1)	Supervisory Board

Anthony HAMILTON	Member of the	4,436	34,012.97	30,581.52
(62) (1)	Supervisory Board

Henri HOTTINGUER	Member of the	58,996	64,714.72	56,320.65
(69) (1)	Supervisory Board

Henri LACHMANN	Member of the	7,060	30,363.84	29,320.65
(65)	Supervisory Board

Gérard MESTRALLET	Member of the	2,825	36,469.11	34,842.39
(55) (1)	Supervisory Board

Alfred von OPPENHEIM	Member of the	40,000	46,258.58	51,103.26
(69) (1)	Supervisory Board

Michel PEBEREAU	Member of the	4,200	40,118.23	36,581.52
(62)	Supervisory Board

Bruno ROGER	Member of the	11,236	37,662.09	47,320.65
(70) (1)	Supervisory Board

Ezra SULEIMAN	Member of the	632	19,400.46	–
(62) (1)	Supervisory Board

(1)	Independent according to criteria of Bouton Report.
(2)	Shareholders will be asked to consider reelection at the Annual General Meeting on April 12, 2004.

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Present principal occupation or employment	First appointment / term of office

Chairman and CEO of Finaxa; Director or member of the Supervisory Board of AXA Financial (United States), BNP Paribas, Vivendi Universal and the AXA Mutuals.	June 1988 / May 2004

Chairman and CEO of Vivendi Universal; Chairman of the Supervisory Board of Groupe Canal+, Director of Aventis, AXA Financial (United States) and Cap Gemini.	April 1990 / April 2007

Chairman and CEO of France Telecom; Chairman of the Board of Directors of Thomson SA and Orange; Director or member of the Supervisory Board of Thomson, Schneider Electric andDexia.	May 2001 / May 2005

Chairman of the Supervisory Committee of Bazar de l'Hôtel de Ville (BHV); Vice-Chairman of the Supervisory Board of Galeries Lafayette; Vice-Chairman of the Board of Directors of VIVARTE;Director or member of the Supervisory Board of Société Générale and Société FoncièreLyonnaise.	January 1997/ April 2005

Senior advisor of Lazard Frères; Chairman of Montech Expansion (Euris Group); Director or member of the Supervisory Board of Casino, Club Méditerranée and Fimalac; Managing partnerof DD Finance.	April 1990 / April 2007

Chairman of Fox Pitt, Kelton Group Limited (UK); AXA UK Plc (UK) and AXA Equity and Law(UK); Director or member of the Supervisory Board of AXA Financial (United States); Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (GB), Binley Limited (GB) and CXReinsurance.	January 1996/ May 2005

Chairman and CEO of Sofibus; Chairman of the Supervisory Board of Crédit Suisse Hottinguer et Emba NV (The Netherlands); Vice-Chairman of Gaspee (Switzerland); Chairman of the Boardof Hottinguer Capital Corp. (United States); Senior Chief Officer and Director of FinancièreHottinguer and d'Intercom; Director of FINAXA, AXA France IARD and AXA France Vie.	June 1988 / April 2007

Chairman and CEO of Schneider Electric; Director or member of the Supervisory Board of FINAXA, Vivendi Universal, Groupe Norbert Dentressangle and the AXA Mutuals.	May 1996 / May 2005

Chairman and CEO of Suez; Chairman of Suez-Tractebel (Belgium) and Hisusa (Spain); Vice-Chairman of Sociedad General de Aguas de Barcelona (Spain); Director or member of theSupervisory Board of Compagnie de Saint-Gobain, Crédit Agricole S.A. , Taittinger, Pargesa HoldingS.A (Switzerland) and Electrabel (Belgique).	January 1997/ April 2007

Chairman of the Supervisory Board of Banque Sal Oppenheim jr & Cie KgaA (Germany) and Chairman of the Board of Directors of Banque Sal Oppenheim jr & Cie AG (Switzerland) and Sal.Oppenheim jr. & Cie. Luxembourg S.A.; Member of the Supervisory Board of AXA Konzern AG(Germany).	January 1997/ April 2007

Chairman of BNP Paribas; Director or member of the Supervisory Board of Saint Gobain, Total, Lafarge, BNP Paribas UK (GB) and Dresdner Bank AG Francfort (Germany).	January 1997/ May 2005

Chairman of Lazard Frères (SAS); Director or member of the Supervisory Board of Eurazeo, Compagnie de Saint Gobain, Pinault Printemps Redoute, Cap Gemini Ernst &Young and Sofina(Belgium).	January 1997/ May 2005

Professor of Politics and Chair of the Committe for European Studies, Princeton University; Associate professor, Institut d'Etudes Politiques, Paris.	April 2003 / April 2007

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Self-review

The Supervisory Board understands the importance of self-review.

As well as regular dialogue between the directors concerning the operations of the Board, the Board carried out a self-review procedure in late 2002 comprising individual interviews and a specially devised questionnaire.

The Board then analysed the results of the self-review procedure.

The results of the review underscored the quality of dialogue and debate between the directors and with the Group’s managers and the Management Board in particular. They also highlighted the effectiveness of Board meetings and its committee meetings. Some areas for improvement were noted, and these were implemented in 2003, particularly in terms of making the compositon of the Board younger and more international.

Activity

In 2003, the Supervisory Board met seven times, and the overall attendance rate was 86%.

The Board’s work in 2003 focused mainly on the following issues:

  the conclusions of the self-review procedure described above, proposed changes to the Board’s internal regulations, the composition of its committees and a review of each director’s independence, the preparation and implementation of succession plans for Management Board members, and the division of powers between these members, accounts and budgets. The Board examined the various options for closing the Company’s 2002 accounts, and in a subsequent meeting examined the 2002 financial statements and results of both the Group and AXA SA. It examined the interim financial statements for 2003, and was presented with a report by the Audit Committee on the financial statements, in addition to a report by the outside auditors, draft management reports and draft resolutions to be presented to the shareholders’ meeting,
  Group strategy for the next three years,
  the strategy of some Group companies, particularly AXA Corporate Solutions Assurance, the Belgian business and AXA RE, progress in implementing the Group’s transversal projects and the results of the Group cost-cutting programme, the Group’s activity, via the Management Board’s quarterly presentation concerning the activities of the Group’s various entities, work carried out by the Board’s four specialist Committees, whose activities are discussed below and which gave rise to reports given by their respective Chairmen to the Board. The conclusions of these reports were discussed in meetings.

SUPERVISORY BOARD COMMITTEES

In 1990, the Supervisory Board established special Committees to help implement its corporate governance principles.

In January 1997, when AXA adopted its current corporate governance structure (consisting of a Management Board and a Supervisory Board), the Supervisory Board formally established four special Committees, whose Chairmen and members it appoints and whose rights and duties it specifies.

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The Board thus benefits from the work of the Audit, Finance, Compensation and Selection Committees.

Each Committee issues opinions, proposals and recommendations and is empowered to undertake or commission studies on subjects to be presented to the Board, each Committee may invite outside participants to its meetings.

Committee Chairmen are asked to report on completed committee work at the next scheduled Supervisory Board meeting.

The general principles pertaining to the role, organisation and operating procedures of each Committee are set forth in the Supervisory Board’s internal regulations.

Audit Committee

The Audit Committee, as of December 31, 2003, had three members, all of whom will be independant in accordance with applicable US regulations: Jacques Calvet (Chairman), David Dautresme, Alfred von Oppenheim.

At the beginning of 2004, Thierry Breton and Gérard Mestrallet, who will also be independent in accordance with applicable US regulations, became members of this Committee.

The Committee met seven times in 2003. The global attendance rate was 70%.

The Audit Committee:

  examines the Company’s interim and annual financial statements before they are presented to the Supervisory Board. It also examines the financial documents issued by the Company in connection with the closing of the accounts for each reporting period, controls the appointment of the company’s outside auditors and approves audit programs, findings and recommendations, and any actions taken in light of these recommendations. The Group’s Management Board and outside auditors are entitled to refer matters to the Committee concerning any event that exposes the AXA Group to a significant risk, examines the accounting rules in force at AXA and reviews any proposed changes, examines the programme and objectives of AXA’s Internal Audit Department as well as the reports issued by this division or by audit firms. It may request any internal or external audits it deems necessary and monitors the exercise of internal controls, notifies Company management, and the shareholders as it deems necessary, of any issue likely to have an impact on the Group’s net worth or financial condition, deals with any issue that needs examining in its opinion, and reports the findings to the Supervisory Board.

In addition to internal regulations of the Supervisory Board, the Audit Committee has adopted an Audit Committee charter, which highlight certain of its duties. In particular, the Audit Committee: – works with the Management Board and Group Internal Audit to review the Internal Audit Guidelines and the structure of internal audit operations, reviews the annual Group audit plan,
  holds separate meetings with the head of Group Internal Audit as often as it seems necessary, controls the appointment of Group outside auditors and is consulted as to subsidiary outside auditors, assesses the independence of outside auditors by examining their relationships with the AXA Group and, in particular, by verifying the accuracy and completeness of invoices submitted for audit work.

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The principal subjects dealt with by the Audit Committee in 2003 are indicated below:

  examination of accounts closing options adopted in 2002,
  examination of annual and interim financial statements,
  creation of a Group internal audit plan,
  analysis of local internal audit plans,
  analysis of outside auditors’ action plans,
  re-appointment of outside auditors,
  monitoring of Group risks and principal litigation,
  monitoring of recommendations resulting from Group internal audit missions, implications of the French new economic regulations (NRE) act and the Sarbanes-Oxley act on the Group’s operations, and measures taken.

Finance Committee

The Finance Committee had six members at December 31, 2003, four of whom are independent: Claude Bébéar (Chairman), Thierry Breton, Jacques Calvet, Gérard Mestrallet, Alfred von Oppenheim and Michel Pébereau. At the beginning of 2004, Henri Lachmann became member of this Committee in replacement of Gérard Mestrallet.

The Committee met three times in 2003. The global attendance rate was 80%.

The Finance Committee:

  examines and issues recommendations on plans to sell real-estate or equity interests with an appraised value exceeding the authorisations granted to the Management Board by the Supervisory Board, reviews all proposed material financial transactions involving AXA that are proposed by the Management Board, reviews the broad outlines governing AXA’s asset management policy and, more generally, all issues that pertain to AXA’s investment management policy.

The primary subjects considered by the Finance Committee in 2003 are indicated below:

  AXA’s financial structure,
  AXA’s asset management strategy,
  Monitoring and assessment of acquisition and disposal plans,
  The principal results of AXA’s Economic Capital analysis,
  Management of foreign exchange and interest risk hedging policy.

Selection Committee

The Selection Committee had four members at December 31, 2003, two of whom are independent in accordance with the Bouton criteria: Jean-René Fourtou (Chairman), Gérard Mestrallet, Michel Pébereau and Bruno Roger. A the beginning of 2004, Ezra Suleiman became member of this Committee.

The Committee held two meeting in 2003. The global attendance rate was 67%.

The Selection Committee:

  formulates recommendations to the Supervisory Board with respect to the appointment of members of the Supervisory Board or the Management Board, their respective Chairmen and Vice-Chairman, as well as the members and Chairmen of the different Supervisory Board special committees, is notified of the appointments of AXA’s principal executives and officers, in particular members of the Executive Committee.

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The primary subject considered by the Selection Committee in 2003 is indicated below: – Composition of the Supervisory Board and analysis of each member’s independence.

In 2002, the Committee reviewed the Management Board succession plan and decided to propose the implementation of this plan to the Supervisory Board during 2003. The Committee proposed the appointment of Denis Duverne to replace Gérard de La Martinière and Claude Brunet to replace Françoise Colloc’h. The Supervisory Board approved these changes.

The Selection Committee used the services of a specialist outside consultant, which helped in its search for new Supervisory Board members according to the previously-determined criteria of age, nationality, sex, cultural background and experience.

Compensation Committee

The Compensation Committee had four members at December 31, 2003, three of whom are independent in accordance with the Bouton criteria: Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou and Anthony Hamilton.

The Committee held five meetings in 2003. The attendance rate was 80%.

The Compensation Committee:

  recommends to the Supervisory Board the compensation levels of Management Board members, the amount of directors’ fees paid to Supervisory Board members - subject to the approval of the shareholders - as well as proposed grants of AXA stock options to members of the Management Board, reviews all Management Board recommendations as regards the compensation principles and procedures relating to AXA executives and proposed grants of stock options to AXA employees, is informed by the Management Board of compensation levels set by the Board of Directors of Group subsidiaries.

The primary subjects considered by the Compensation Committee in 2003 are indicated below:

  compensation paid to members of the Management Board and the Executive Committee, the total number of stock options to be granted to employees of the AXA Group, the allotment of stock options to members of the Management Board and information on the allotment of stock options to Group employees by Business Unit, the complementary pension system for French managers,
  the compensation system for Group managers.

In its work on management compensation, the Compensation Committee referred to comparative studies carried out by a specialist outside consultancy.

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MANAGEMENT BOARD

The Management Board is AXA’s governance body responsible for day to day operations and management decisions. It operates on a collegial basis.

The Management Board holds weekly meetings to discuss Group strategy and operations.

It functions in accordance with a set of written operating procedures.

On the recommendation of its Selection Committee, the Supervisory Board on January 15, 2003 reappointed the following members of the Management Board to new three-year terms.

Current members of the Management Board are:

  Henri de Castries (49), Chairman.
  Claude Brunet (46), Head of Transversal Operations and Projects, of Human Resources, Brand and Communications.
  Christopher Condron (56), Head of the Insurance in the United States and Alliance Capital.
  Denis Duverne (50), Head of Finance, Control and Strategy.
  François Pierson (56), Head of the Insurance in France, Large Risks, Assistance and AXA Canada.

Françoise Colloc'h retired at the end of May 2003. Her duties were assumed by Claude Brunet.

Gérard de La Martinière, formely a member of AXA’s Management Board, was elected Chairman of the Fédération Française des Sociétés d'Assurances (FFSA) on May 13, 2003. His appointment took effect immediatly and at this date he resigned from all his functions and mandates within AXA Group. His successor is Denis Duverne.

Each Management Board member is assigned responsibility for a specific aspect of Company management.

Currently none of the members of AXA’s Management Board serve as directors of companies outside the AXA Group.

EXECUTIVE COMMITTEE

The Executive Committee’s principal mission is to discuss, review and execute AXA’s strategy.

The Committee’s composition reflects the structure of the AXA Group. It includes members of the Management Board and the CEOs of the Group’s principal business units.

The 15 members of the Group’s Executive Committee conduct quarterly business reviews (QBR), during which Group performance is reviewed. These reviews were introduced in 2000 and are designed to provide a clear and consistent framework for:

  reviewing operational performance and monitoring the progress of key projects using quantifiable standards of measurement defined in collaboration with the Management Board;
  assessing the progress of transversal projects;
  exchanging ideas and information concerning key strategy orientations.

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1	Claude Brunet	9	Michel Pinault[1]
	Member of the Management Boardin charge of Transversal Operations and Projects,Human Resources, Brand and Communications.		Head of institutional relations.

2	Philippe Donnet	10	Stanley Tulin
	Chief Executive Officer of AXA Japan (Japan).		Vice Chairman and Chief Financial Officer of AXA Financial (United States).

3	Henri de Castries	11	Bruce Calvert
	Chairman of the Management Board.		Chairman of Alliance Capital (United States).

4	Dennis Holt	12	Jean-Raymond Abat
	Chief Executive Officer of AXA UK (United Kingdom).		Chief Executive Officer of AXA Seguros (Spain) and head of the Mediterranean region.

5	Claus-Michael Dill	13	Christopher Condron
	Chairman of the Management Boardof AXA Konzern (Germany).		Member of the Management Board, Chief Executive Officer of AXA Financial (United States).

6	Nicolas Moreau	14	Les Owen
	Chief Executive Officer of AXA Investment Managers.		Managing Director of AXA Asia Pacific Holdings (Australia) Head of Asia Pacific business unit (excluding Japan).

7	Denis Duverne	15	François Pierson
	Member of the Management Board in charge of Finance,Control and Strategy.		Member of the Management Board, Chief Executive Officer of AXA France, Head of Large Risks, Assistance and AXA Canada (Canada).

8	Alfred Bouckaert
	Chief Executive Officer of AXA Belgium (Belgium).

(1) Until the beginning of 2004, Michel Pinault was also Head of Asia Pacific business unit (excluding Japan).

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OPERATING UNITS AND SUBSIDIARIES

OPERATING UNITS

AXA has nine business units, whose CEOs report directly to the Management Board and its Chairman.

They are listed below:

Chief Officers	Business unit

Jean-Raymond Abat	Mediterranean Area
Alfred Bouckaert	Benelux
Christopher Condron	United States
Claus-Michael Dill	Germany and Eastern Europe
Philippe Donnet	Japan
Dennis Holt	United Kingdom and Ireland
Nicolas Moreau	AXA Investment Managers
Les Owen	Asia-Pacific (excluding Japan)
François Pierson	France and Assistance, Large Risks, Canada

SUBSIDIARIES

Implementing the principles of corporate governance is a priority at AXA.

Consequently, all of AXA’s principal subsidiaries, whether publicly traded or not, are governed:

- by a board whose membership includes independent or non-executive directors,

- by an audit committee, whose membership also comprises independent or non executive directors members.

FULL DISCLOSURE ON EXECUTIVE COMPENSATION

EXECUTIVE REMUNERATION AND INCENTIVES

The general principles of the executive remuneration policy have been regularly presented to the Remuneration Committee of the Group Supervisory Board. This policy applies to all executives and is implemented country by country under the supervision of the boards and remuneration committees of Group companies, taking into account local rules and practices. The concrete application of these principles is reviewed and approved on a regular basis by the Remuneration Committee of AXA.

Executive remuneration is made up of a fixed part and a variable part. The fixed component is targeted at the lower quartile of the market. The variable component is linked, with variable weightings depending on the level of responsibility, to the global performance of AXA, the performance of the business unit and the achievement of executives’ individual objectives. The variable part is supposed to be the main component of the total annual remuneration so that in case of achievement or over-achievement of predetermined targets, the executive total remuneration would be positioned in the upper or top quartile of the market.

The remuneration of Management Board members is fixed by the Supervisory Board, based on the Remuneration Committee’s recommendation.

The fixed remuneration of the Chairman of the Management Board (€500,000) has not changed since his nomination in May 2000.

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His variable remuneration is calculated on the basis of a predifined target amount (€2,000,000) and includes three components :

  The Group results assessed through the earnings per share and the underlying earnings.
  The performance of the AXA share measured by reference to its competitors .
  Finally his individual performance assessed by the Remuneration Committee based on specific objectives set at the beginning of the year.

The target amount corresponds to the variable remuneration if the objectives set for the 3 indicators mentioned above are achieved 100%. If they are exceeded, the variable remuneration may exceed the target amount up to a predefined ceiling.

The variable remuneration amounts awarded, which have never reached the target amount so far, demonstrate the exigence of the objectives, the actual variability of this remuneration component and the fact that the crisis in the sector over the past three years had a measurable and important impact on the total remuneration of the Chairman of the Management Board:

  Variable remuneration for the year 2000 paid in 2001 : €1,381,373.
  Variable remuneration for the year 2001 paid in 2002 : € 635,817
  (  €719,967 including expatriation allowances paid in 2002).
  Variable remuneration for the year 2002 paid in 2003 : €1,353,487
  (  €1,419,277 including expatriation allowances paid in 2003).
  Variable remuneration in respect of 2003 : €1,742,108
  (  €1,807,898 including expatriation allowances paid in 2003).

For other members of the Management Board, four elements are considered :

  The Group results (earnings per share and underlying earnings).
  The performance of the AXA share by reference to its competitors.
  The performance of the business unit or functional area they are responsible for, measured against objectives set at the beginning of the year, and
  Finally, their individual performance assessed against specific objectives set at the beginning of the year.

The variable remuneration of other members of the Executive Committee also depends on the Group performance, their business unit’s performance as well as their individual performance.

When target variable remuneration levels are set (remuneration obtained for achieved performance), the part linked to Group results is more important for members of the Management Board than for other members of the Executive Committee. Performance hurdles (floor and ceiling) are set to ensure a real element of variability in the remuneration.

The table below provides the following information:

  gross compensation paid in respect of 2003 (e), i.e. the fixed component paid 2003 (a), the variable component earned in 2003 and paid in 2004 (including expatriation allowances paid in 2003) (b), any directors’ fees paid in 2003 (c) and benefits in kind for the year 2003 (d);
  gross compensation paid in 2003 (g), i.e. the fixed paid in 2003 (a), the variable component earned in 2002 and paid in 2003 (f) (including expatriation allowances paid in 2003), any directors’ fees paid in 2003 (c) and benefits in kind for the year 2003 (d);
  and gross compensation paid in 2002, i.e. fixed compensation paid in 2002, the variable component earned in 2001 and paid in 2002 (including expatriation allowances paid in 2002), any directors’ fees paid in 2002 and benefits in kind for the year 2002.

This table also allows for comparisons between compensation earned in respect of 2003 with that paid in 2002 and 2003.

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	Fixed	Variable	Directors’	Benefit	Total	Variable	Total	Variable	Total
	component	component	fees	in kind	compensation	component	compensation	component	compensation
	for 2003 paid	for )	paid in		paid in respect	paid	paid	paid	paid in
	in 2003 (€)	2003 (€)	2003 (€)	2003 (€)	of 2003 (€)	in 2003 (€)	in 2003 (€)	in 2002 (€)	2002 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)

Management Board Members

H. de Castries (France)	500,000	1,807,898	175,969	4,150	2,488,017	1,419,277	2,099,396	719,967	1,329,146
C. Brunet (France)[1]	320,000	762,839	53,895	3,331	1,140.064	498,695	875,920	237,560	518,345
D. Duverne (France)[2]	320,000	814.688	40.242	4.150	1,179,080	539,015	903,407	272,604	584,571
C. Condron
(United States)[3]	852,804	4,420,000	0	327,279	5,600,083	3,359,200	4,539,283	4,240,000	5,510,233
F. Pierson (France)	375,000	814,878	163,121	14,687	1,367,686	746,856	1,299,664	368,930	810,654

Executive Committee Members

J.R. Abat (Spain) 4 5	196,717	428,200	17,973	23,757	666,647	302,385	540,832	172,594	417,182
A. Bouckaert (Belgium)	450,000	515,880	127,852	2,276	1,096,008	293,776	873,904	162,950	708,433
B. Calvert
(United States)[6]	252,452	0	0	0	252,452	0	252,452	3,094,000	3,385,500
C.M. Dill (Germany)	550,000	938,604	91,918	19,838	1,600,361	650,992	1,312,748	390,000	929,702
P. Donnet (Japan)[7]	288,754	625,884	16,422	196,896	1,127,957	393,022	895,095	218,907	578,086
D. Holt
(United Kingdom)	570,938	647,280	0	27,817	1,246,034	570,938	1,169,692	477,000	1,084,121
N. Moreau (France)[8]	288,120	781,214	91,666	3,330	1,164,330	500,380	883,496	417,306	717,874
L. Owen (Australia)[9]	696,000	870,000	0	237,320	1,803,320	657,891	1,591,211	789,469	1,473,568
M. Pinault (France)	220,000	399,520	0	3,331	622,851	270,480	493,811	311,525	535,173
S. Tulin
(United States)[10]	639,603	3,315,000	0	119,211	4,073,814	2,519,400	3,278,214	3,180,000	4,048,789

TOTAL	6,520,388	17,141,885	779,058	987,371	25,428,702	12,722,307	21,009,123	15,052,813	22,631,377

(1)	C. Brunet was appointed member of the Management Board on February 26, 2003.
(2)	D. Duverne was appointed member of the Management Board on February 26, 2003.
(3)	C. Condron opted for the deferred payment of 25% of the fixed and variable components of his compensation. The amounts indicated reflects the full amount of this compensation.
(4)	J.R. Abat was appointed member of the Executive Committee on February 26, 2003.
(5)	Compensation and benefits paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(6)	B.Calvert’s variable remuneration is paid during the year it relates to (the remuneration paid in 2002 has been restated consequently)
(7)	Compensation and benefits paid to P. Donnet include benefits paid in respect of his expatriate status in Japan.
(8)	N. Moreau was appointed member of the Executive Committee on February 26, 2003.
(9)	Compensation and benefits paid to L. Owen include benefits paid in respect of his expatriate status in Australia.
(10)	S. Tulin opted for the deferred payment of 25% of the variable components of his compensation. The amounts indicated reflects the full amount of this compensation.

Due to the different tax systems in countries where AXA’s executive officers are located, it is difficult to make meaningful comparisons of compensation and benefits earned by Executive Committee members. For information, the relevant marginal tax rates are as follows: Germany: 47.47% (including the Church Tax) ; Australia: 47%; Belgium: 53.50%; the United States: 42.63% and 39.74% (respectively, for New York and Philadelphia); Spain : 45% ; France: 58.09%, including an additional 10% for social taxes; the United Kingdom: 40%.

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SHARES HELD BY MEMBERS OF THE MANAGEMENT BOARD

	Number of shares owned as of December 31, 2003
	(excluding AXA Actionnariat mutual funds)
	AXA shares	AXA ADR	FINAXA shares

Henri de Castries (Chairman)	74,500	–	62,262
Claude Brunet	808	–	–
Christopher Condron (United States)	–	319,561	–
Denis Duverne	24,872	–	–
François Pierson	8,000	–	–

DIRECTORS’ FEES PAID TO SUPERVISORY BOARD MEMBERS

The members of the Supervisory Board do not receive remuneration, with the exception of a fee for attending meetings. The amount of directors’ fees paid to AXA’s Supervisory Board members is detailed in the table above on Supervisory Board members.

The amount of directors’ fees to be paid is determined by the shareholders in accordance with the Company’s articles of incorporation and bylaws and distributed by the Supervisory Board to its members for their Board and Committee duties as follows:

  half of the amount of directors’ fees is distributed evenly among the members of the Supervisory Board as the fixed component, a portion of the remainder is distributed among the members of the Supervisory Board in proportion to their actual attendance at the meetings of the Supervisory Board, the remainder is allocated by the Supervisory Board to the various specialized Committees and distributed among their members in proportion to actual attendance at Committee meetings.

In light of the importance of their role, the proportion of directors’ fees paid to the members of the Audit Committee is increased.

In 2003, based on 2002 membership and attendance, the Company paid 660,000 euros gross (621,959.95 euros net) in directors’ fees to the 14 members of the Supervisory Board.

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STOCK OPTIONS

For many years, AXA has shared the rewards of its performance with directors, officers and employees of the company in France and abroad by offering stock options. Stock option programs are designed as an incentive to reward and retain talents while linking them with the AXA share long-term performance.

The Supervisory Board gives its prior authorization, within the global cap approved by the shareholders meeting, to implement subscription or purchase options programs.

AXA has decided so far to grant subscription options, with the exception of options granted to employees of its US affiliate, AXA Financial, which are purchase options on ADRs.

Stock options have a 10-year life, are granted at fair market value with no discount and are progressively exercisable, in general by third between 2 and 4 years from grant.

Annual grants generally occur during the first quarter of the year. In 2003, grants were made 10 trading days after the publication of annual financial statements, i.e. on March 14, 2003. As from 2004, grants will be made 20 trading days after the publication of annual financial statements.

In the United States, options may be granted during the year to new hired or new promoted employees or when performance measures justifying options grants are available after the first quarter of the year.

Options pools allocated to each business unit are essentially based on their contribution to the Group results during the previous year.

Individual options grants are determined by the following criterias:

– criticality of the job	=>	role
– criticality of the individual in the job	=>	retention
– criticality of the individual in the future	=>	potential
– quality of the individual contribution .	=>	performance

Individual options grants are approved by the Management Board, with the exception of grants for the members of the Management Board which are approved by the Supervisory Board, based on the Remuneration Committee’s recommendation.

In 2003, AXA stock options have been granted as follows:

  10,879,297 subscription options at a price of €10.96 granted to 1,950 employees outside the US, representing 0.6% of the share capital,
  9,236,901 purchase options granted by AXA Financial at an average price of $12.62 to 1,150 employees in the US, representing 0.5% of the share capital.

As of December 31, 2003, 3,079 AXA employees outside the US and 6,532 employees in the US1 had been granted stock options.

51,977,531 AXA subscription options and 40,949,179 ADR purchase options, representing in total 5.2% of the share capital, are outstanding as of February 29, 2004.

(1)Taking into account AXA Financial all-employee stock option program in 2001.

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STOCK OPTIONS GRANTED TO EXECUTIVE COMMITTEE MEMBERS
(options allotted but not yet exercised as of December 31, 2003)

Beneficiaries	AXA	AXA ADR (1)	Mofipar (2)	Finaxa

Members of the Management Board
H. de CASTRIES (Chairman)	4,015,600	284,796	0	110,000
C. BRUNET	597,973	0	0	0
C. CONDRON (United States)	0	2,560,625	0	0
D. DUVERNE	1,352,156	158,220	20,000	0
F. PIERSON	1,223,780	0	0	0
Members of the Executive Committee
J.-R. ABAT (Spain)	337,271	0	0	0
A. BOUCKAERT (Belgium)	543,569	0	0	0
B. CALVERT (United States)	20,389	0	0	0
C.-M. DILL (Germany)	483,271	0	0	0
P. DONNET	551,988	0	0	0
D. HOLT (United Kingdom)	396,973	0	0	0
N. MOREAU[3]	320,008	0	50,000	0
L. OWEN (Australia)	394,140	0	0	0
M. PINAULT	525,509	0	0	0
S. TULIN (United States)	131,960	2,327,713	0	0

(1)	As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial common shares were converted into AXA American depository shares (ADR) on January 2, 2001.
(2)	An unlisted subsidiary of the AXA Group.
(3)	Also holds 7,562 shares of stock in AXA Investment Managers, an unlisted company.

STOCK OPTIONS GRANTED AND EXERCISED BY DIRECTORS, OFFICERS AND EMPLOYEES IN 2003

		AXA STOCK OPTIONS					AXA ADR

	OPTIONS			OPTIONS		OPTIONS			OPTIONS
	GRANTED			EXERCISED		GRANTED			EXERCISED

	Number	Exercise	Price	Number	Price	Number	Exercice	Price	Number	Price
		date	(in euros)				date	(USD)

Management Board members:
H. DE CASTRIES
(Chairman)	904,496	03/14/13	10.96
C. BRUNET	276,374	03/14/13	10.96
Ch. CONDRON
(United States)						866,017	03/14/13	12.58
D. DUVERNE	376,873	03/14/13	10.96
F. PIERSON	452,248	03/03/13	10.96

Stocks options granted or exercised by the first 10 beneficiaries	Number of options	Weighted
(outside the Management Board) during 2003	granted or exercised	average price
Stock options granted during the year to the 10 employees
who received the highest number of options	1, 564,114	€ 10.96
Stock options exercised during the year by the 10 employees
who exercised the highest number of options.	273, 080	€ 9.52

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PERFORMANCE UNITS

As from 2004, the stock option program will be partially replaced by a performance unit program.

Performance units are intended to:

  Reward and retain the best talent by linking them to both the intrinsic performance of the AXA Group and their business unit, and to the performance of the AXA share over the medium term (3 to 5 years),
  Reduce shareholders’ dilution by granting smaller volumes of stock options.

The grant criteria for performance units are the same as for stock options.

The principle of performance units is as follows:

  Each beneficiary is initially granted a certain number of performance units, which will be used to calculate the final number of performance units that will be earned after a 3-year period, provided the beneficiary is still an employee of the AXA Group at that date.
  During each of the 3 years, a fraction representing 1/3 of the performance units initially granted is subject to performance criterias measuring both the AXA Group performance and the beneficiary’s business unit performance, based on pre-determined targets.
  The achievement rate of performance targets determines the number of performance units actually granted to the beneficiary, which may vary between 0% and 130% of the number of performance units at stake each year.
  At the end of the 3-year period, performance units actually granted each year become definitely earned by the beneficiary, provided the beneficiary is still en employee of the Group at that date.
  The value of each performance unit corresponds to the average opening price of the AXA share during the 20 trading days preceding the end of the 3-year period.
  The total amount corresponding to the value of all performance units definitely earned by a beneficiary is paid as a remuneration.
  If the number of performance units definitely earned is 1,000 or more, the beneficiary receives only 70% of the total value in order to pay social contributions and income tax based on 100%, and 30% of the performance units are reinvested into AXA shares locked for a further minimum 2-year period, in order to develop employees stock ownership and align employees and shareholders’ interests.

The amounts corresponding to performance units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since there are no newly issued shares.

INTERNAL CONTROL PROCEDURES

INTRODUCTION

The aim of internal control is to prevent and manage the risks relating to AXA’s financial protection and wealth management activities, and to ensure that accounting and financial information accurately reflect AXA’s activities and situation. Internal control procedures have been devised in a global and coherent manner within the Group, and each subsidiary applies operational controls that help strengthen the Group’s overall internal control environment.

In particular, internal control efforts focus on compliance with management policy, the safeguarding of assets, the prevention and detection of fraud and errors, the accuracy and completeness of accounting information and the timely

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production of reliable accounting and financial information. Like any audit system, AXA’s internal control procedures do not provide an absolute guarantee that all risks in a company of AXA’s scale can be eliminated. Responsability for internal control rests with the Management Board.

This report has been prepared with the help of the departmental heads of AXA’s support functions, and in association with the outside auditors. The report has been presented to the Management Board, the Audit Committee and the Supervisory Board.

THE MANAGEMENT BOARD’S ROLE AND SUPERVISORY FUNCTIONS

The role of the Management Board and the Executive Committee are described in the previous section.

In order to fulfill all its duties, the Management Board has access to a range of tools that enable it to supervise the Group in three respects:

  the execution of the strategy devised by the Management Board, the Group’s financial management,
  the monitoring of Group activities.

EXECUTION OF STRATEGY

Strategic planning

The aim of AXA’s strategic planning efforts is to exert upstream control over major trends and the three-year forecasts developed by the Group’s main companies. After various analysis phases and adjustments, this procedure results in a consolidated forecast that is used as the Group’s budget and forms the basis of the targets contained in each entity’s annual ‘target letters’.

Each year, as part of a rigorous, interactive process, the Group’s main entities present the following information concerning each of their business lines (property/casualty insurance, life insurance, asset management, banking), with a rolling three-year outlook:

  analysis of strategic positions (threats, opportunities and strategy), operational performance review,
  quantitative targets (revenues, expenses, profitability, productivity and quality indicators) based on a central set of economic forecasts, sensitivity analysis taking into account various economic scenarios, description of corresponding action plans, including human resource and IT systems aspects, specific information, dependent on the group’s priorities.

This procedure enables the Group’s management to exert upstream control over its main subsidiaries’ strategies, action plans and resources, and to set targets consistent with its ambitions.

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QBRs (Quarterly Business Reviews)

Once per quarter, AXA’s Management Board reviews each entity’s activity and performance by drawing comparisons with targets set out in the budget and in its annual ‘target letter’. Transversal issues and questions specific to each entity are also dealt with in the QBR.

Meetings are attended by members of the Management Board along with the CEO, CFO and BSD (business support and development) team, which role is described below.

The entity presents the key points concerning its business development, with the help of a document prepared and distributed in advance, and answers questions posed by the Management Board members. The conclusions of the discussion are recorded at the end of the meeting.

The Management Board devises a list of transversal themes at the start of the year. In addition, before each QBR, it formulates questions specific to each entity. These transversal themes and specific questions are formulated in a plan drawn up by the Management Board.

A summary of conclusions and decisions to be implemented is distributed before each QBR, and acts as a reference base for the following QBR.

The role of BSD (Business Support and Development)

As stated previously, the Group has a decentralised organisation based on nine Business Units.

AXA’s Management Board relies on its BSD team to ensure continuous relations with all of these Business Units. Entities prepare their strategic plans in accordance with targets set by the Management Board. The BSD team prepares these targets, sends them to the Business Units and monitors compliance with them.

The BSD team collects, reviews and transmits information to the Management Board concerning the business model, market position and any other issue that may help the Management Board in setting strategy. The BSD team passes on specific information and requests in order to facilitate and monitor the execution of the strategy. The BSD team is involved in preparing QBRs and analysing areas in which activities are not going according to plan.

BSD officers also sit on local companies’ Board of Directors and are involved in significant Business Unit projects, such as acquisitions, partnerships and restructuring.

GROUP FINANCIAL MANAGEMENT

Financial management has three main areas, which are reflected in the Finance Department’s organisation:

  Consolidation and management control and review of financial and accounting information. The PBRC (central planning, budget and results department) is in charge of transmitting accounting and management information.
  The management of the Group’s financial position as regards capital, liquidity and financing.
  Investor relations, making the connection between internal production of financial statements and the markets.

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Consolidation, management control and controls over financial and accounting information

The Finance Department’s central PBRC team is responsible for consolidation, management control and controls over financial and accounting information. This team collaborates with local PBR (planning, budget and results) teams within the Finance Departments of Group subsidiaries.

The PBRC’s main tasks are as follows:

  establishing and distributing consolidation standards and Group reporting standards, and managing the worldwide network of PBRC teams, managing the Group’s economic and accounting reporting system, co-ordinating the production of AXA’s Document de Référence filed with the AMF, developing and using management control tools,
  analysing quantitative data on Group activity and results, and key performance indicators, liaising with the outside auditors and contributing to Audit Committee meetings when necessary.

In the Finance Department, financial and accounting information is consolidated in accordance with French accounting standards. It is reviewed taking into account a complementary economic analysis.

This function is split between the subsidiaries, which are responsible for consolidating and controlling the financial information produced in their consolidation sub-group, and the PBRC, which is responsible for reviewing this information and producing Group consolidated financial statements and the related summaries.

The PBRC department has the following responsibilities:

  upstream of the consolidation and control process, it has responsibility for the information transmission system –comprising the consolidation system, consolidation guidelines, reporting guidelines and guidelines for measuring embedded value – and for issuing instructions to subsidiaries, downstream of the consolidation and audit process, it has responsibility for reviewing financial and accounting information produced by subsidiaries and for reviewing and checking the various finished products, including the
  Document de Référence,
  it is also in charge of monitoring and resolving technical issues specific to the holding company.

The consolidation system is managed and updated by a dedicated team. Financial accounting data that comply with the Group’s accounting standards and that reflect consolidation rules under French accounting standards are entered into the system locally.

The consolidation system can also be used to handle management reporting and control information, with the aim of viewing the consolidated financial statements in the light of economic reality. The process for producing and validating this management reporting information is the same as that used in producing consolidated financial information.

The Group complies with French accounting standards and regulations as regards its French GAAP consolidated financial statements. The Group’s accounting standards are set out formally in the Group’s consolidation guidelines. Once a year, these guidelines are updated by a team of experts from the PBRC, reviewed and validated by the outside auditors and distributed to the Group’s subsidiaries. These experts are also responsible for the correct application of accounting standards in interim and full-year financial statements, as illustrated in particular in the accounting principles published in the Document de Référence.

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The review and analysis of financial and accounting information, which is consolidated using the system and accompanied by detailed comments from subsidiaries making up the various consolidation sub-groups, are carried out by teams dedicated to liaising with subsidiaries. In particular, these teams review:

  re-treatment of local GAAP financials in accordance with Group standards and consolidation principles, all items in the financial statements, including,
    information provided to the financial communication department, notes to the consolidated financial statements,
    all information additional to the notes and published in the Group’s half-year or annual report, the analysis of results, shareholders’ equity and the main balance sheet captions, the activity and management reports.

This organisation is used for all AXA Group publications, i.e. French GAAP financial statements twice a year, revenue figures four times a year, and Embedded Value.

In all cases, procedures are based on the teamwork described above, along with close collaboration with the outside auditors, which generally works as follows:

  all changes in accounting standards and/or regulations – i.e. new demands made by the French regulators – are anticipated in collaboration with accountants and outside auditors. Rule changes are implemented after the accounting approach adopted by the AXA Group and its outside auditors has been approved, the main audit issues are addressed and resolved in the phase prior to accounts closing through closing meetings with local and central auditors, the principal options for closing of the consolidated accounts are presented to the Management Board and then to the Audit Committee prior to their examination of the annual accounts, for validation purposes, the auditing of financial and accounting data is finalised at the accounts closing stage in meetings attended by local and central auditors and local and central finance teams. All of these meetings give rise to a detailed audit report.

Along with this accounts closing work, PBRC produces, for internal use, monthly activity reports, quarterly profitability reports and one half-year and three full-year sets of targets, and consolidates the financial data contained in the budget and the business plan. The outside auditors identify risks and validate the proposed accounting principles and accounts closing options, working on both annual and half-year closings.

In addition, the production of Group financial statements involves a process of transmitting information to Group entities. This allows the validity of financial data to be assessed through the transmission of subsidiary-related data approved by the subsidiary’s CEO and CFO. Through this process, the Group CFO learns the exact conditions in which the work has been done.

Due to the large number of merger and acquisition transactions carried out by the Group in recent years, financial data is produced using a variety of information systems that are progressively subject to a more fully integration process.

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Management of the Group’s financial position

The Supervisory Board’s Finance Committee and the Management Board are regularly informed by the CFO of all major projects and changes relating to the management of the Group’s financial position. Periodically, they examine reports and three-year forecasts concerning the consolidated financial position. These forecasts are updated on a monthly basis as part of the General Management’s performance indicators, and take into account potential financial market performance scenarios.

In addition, the Finance Committee validates the risk analysis methods, measurement standards and action plans that allow the Group to maintain a solid financial position. It also sets the boundaries for the DCFG (Direction Centrale des Finances du Groupe) team’s actions.

Working in close collaboration with local finance teams, the AXA Group’s DCFG team is in charge of:

  defining and managing subsidiaries’ capital adequacy,
  defining and managing the Group’s liquidity policy,
  co-ordinating and centralising the Group’s financing policy.

Group and subsidiary capital adequacy.

Consolidated solvency margin

The AXA Group is governed by regulations that require additional monitoring for insurance companies. In this respect, the DCFG team calculates adjusted solvency margin on the basis of the Group’s consolidated financial statements, which is passed on each year to the Commission de Contrôle des Assurances (CCA - French insurance industry supervisory body).

In addition, DCFG continuously maintains a three-year forecast of the Group’s consolidated solvency margin, using extreme scenarios concerning equity market and interest rate movements.

Local regulatory obligations

Each subsidiary’s finance department is in charge of producing regulatory information, and of liaising with the local regulatory authorities.

Each subsidiary sends half-year reports to DCFG, enabling it to check each subsidiary’s capital adequacy with respect to its particular regulatory constraints.

In addition, subsidiaries carry out simulations that take into account their regulatory obligations, using extreme scenarios concerning assets (market value of equities and movements in interest rates). In every half-year period, these simulations are sent to DCFG, enabling it to measure each subsidiary’s financial flexibility.

Liquidity

Management of liquidity risk

Liquidity is managed prudently. The cash position is managed optimally, debt facilities are kept long-term and to a large extent subordinated, and a significant amount of unused confirmed medium-term credit facilities is maintained.

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The GIE AXA Trésorerie Europe carries out centralised cash management for eurozone entities. The standards applied by the Group ensure liquidity due to the profile of invested assets, particularly through the ownership of assets defined as eligible by European Central Bank (ECB). A Group liquidity back-up plan ensures AXA’s ability to withstand any liquidity crises.

DCFG has devised formal principles for monitoring and measuring resources, along with liquidity risk management standards.

Operational entities are in charge of liquidity risk management. DCFG monitors this risk on a consolidated basis, carrying out a standardised measurement of the maturity of resources available to each entity that may carry a significant risk.

Group financing policy

Management of consolidated debt

To ensure that the Group has a large amount of financial flexibility, DCFG co-ordinates consolidated debt and manages it in terms of interest rate and exchange rate risk.

Debt ratios, particularly gearing and interest cover ratios, are managed so that they remain compatible with the Group’s financial solidity rating targets, even in adverse circumstances of rising interest rates and falling profits.

AXA’s consolidated debt position – comprising the repayment schedule and debt service costs – is managed on the basis of a three-year plan, and is compared with those of our main rivals.

DCFG has devised formal principles for managing and measuring resources in terms of interest rate and exchange rate risk, in order to have a standardised consolidated position. In doing this, it relies on information transmitted by subsidiaries. An accounting reconciliation is carried out in every half-year period.

Investor relations

The quality of financial and accounting information depends upon the production, review and validation of financial information, and on the principle of having a single source of information. With very few exceptions, all financial information reported by the company comes from the PBRC department. The exceptions arise periodically when the financial markets request ‘management’ information which does not originate from the Group’s accounting and financial consolidation systems.

Financial and accounting information is monitored in different ways depending on the medium used, in order to enhance the information in both qualitative and quantitative terms.

Financial communication media (press releases, press and financial market presentations, etc.)

Information issued using these media is produced by the Financial Communication department, and is intended to give a clear and intelligible overview of the company’s activity during a given period. It is reviewed and validated by the Finance Department and the Legal Department. It is then submitted for approval to the Management Board, and press releases concerning financial statements are reviewed by the Supervisory Board. The outside auditors also review press releases concerning annual and half-year accounts closings.

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Legal documents (Document de Référence)

Several departments (Financial Communication, Internal Communication and Legal) are involved in preparing these documents. PBRC co-ordinates their preparation and ensures the overall consistency of the information contained in them. Each contributor works to ensure that documents comply with standards and are clear. They are submitted for approval to the Management Board.

All information contained in these legal documents is also audited by the outside auditors according to professional standards applicable in France.

BUSINESS CONTROL

Business control is carried out by three separate departments:

  Legal Department: intervenes in all issues relating to the law, either at the preparation stage or retrospectively,
  Risk Management Department: provides the Group with systems and methods for ensuring optimal risk management, group Internal Audit Department: gives the Management Board and the Supervisory Board’s Audit Committee an objective and independent view of the quality of internal audit within the Group.

Management of legal risks

The Legal Department, together with the Management Board, ensures the legal security of operations carried out by the Group and its management. It takes an overall view of all litigation involving the Group, and helps to devise procedures implemented within AXA.

Anti-money laundering initiatives

AXA is strongly committed to the fight against money laundering in all of its business locations. The Group’s anti-money laundering strategy is set out in a set of guidelines that has been approved by the Management Board and Supervisory Board and distributed widely within the Group.

In accordance with these guidelines, each operating entity has developed procedures based on certain general principles in addition to the applicable local regulations. The ‘know your customer’ principle is crucial, and underlies all transactions. Particular attention is paid to transactions made in cash or any equivalent monetary instrument. Procedures are regularly reviewed and adjusted on the basis of experience acquired.

A network of correspondents involved in the fight against money laundering has been set up to co-ordinate efforts and distribute important information. In France, an organisation has been set up in order to collaborate with TRACFIN as efficiently as possible. Some foreign subsidiaries pay particularly close attention to anti-money laundering initiatives.

Ethical compliance

In 1990, AXA introduced a Code of Ethics, mainly involving bans on trading in AXA and Finaxa shares.

In order to comply with the Sarbanes-Oxley act, a new Code of Ethics was adopted in February 2004. The new Code deals with conflicts of interest, trading in the shares of AXA and its listed subsidiaries, confidentiality rules and the control of sensitive information, the policy for protecting and safeguarding the company’s data, and the process for dealing with employee complaints.

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AXA’s Code of Ethics supplements the codes in force within the Business Units. In particular, and in accordance with local regulations, these codes cover the methods used to market the Group’s products and services and its selling practices.

The Group’s large scale, and continued focus on sustainable development coupled with the increasing interest shown by governments in selling practices and the fact that inadequacies have been revealed on several occasions, has prompted the Group to increase the resources it allocates to controlling the quality of its marketing methods and selling practices.

Monitoring off-balance sheet commitments

Off-balance sheet commitments are monitored in a decentralised manner, with each subsidiary transmitting information to PBRC as part of the consolidation process.

For AXA, most commitments given are financial in nature, and fall into three main categories.

– Collateral, securities, pledges and guarantees

These commitments are governed by the Supervisory Board’s internal regulations, which set an authorised annual limit, along with limits for each type of commitment. They are also subject to a specific procedure. The Legal Department is in charge of supervising these commitments, and particularly analysing their legal nature, organising their prior validation by management and monitoring their execution. Most of these commitments are granted to subsidiaries and relate to loan guarantees on behalf of other Group entities or third parties.

– Derivative instruments

In managing interest rate and exchange rate risk, DCFG (the central group finance department) is authorised to use derivative instruments, mainly interest rate and currency swaps, currency futures, options, caps and floors. These instruments, which may be either standard or structured, are used as part of strategies described and authorised by the Supervisory Board’s Finance Committee. Persons authorised to commit the company and carry out such transactions are listed on an approval form.

DCFG has established an organisation allowing the responsibilities of the team in charge of initiating derivatives transactions to be separated from those of the team responsible for monitoring risks.

In accordance with regulatory and accounting obligations, every time a strategy is implemented and at every accounts closing, DCFG draws up documents setting out hedging operations and their basis.

– Other commitments

DCFG is in charge of determining the required amount of committed credit facilities. At the consolidated level, it also ensures that contract terms are favourable to the Group and, in particular, that they do not contain any significant constraints that may result in resources becoming payable in advance of their scheduled maturity.

Detailed information about off-balance sheet commitments can be found in the notes to the Company’s annual financial statements.

Risk management

The Risk Management Department’s task is to define the methods and tools used to identify, measure and monitor risks, in order to ensure optimal risk management. In certain cases, its role is to implement decisions that affect the Group’s risk profile.

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These efforts are designed to reduce the volatility of AXA’s earnings through improved understanding of the risks being taken, and to optimise the allocation of capital between the Group’s various activities.

Risk measurement work relies mainly on a set of standardised stochastic modelling tools.

The Group’s risk management efforts are coordinated by a central team, which is supported by local risk management teams within each Group operating entity. These efforts cover asset and liability risks, including asset/liability mismatch risks, and there are plans to extend them to cover operating risks.

  The Risk Management teams’ priorities as regards controlling risks are as follows:
    the monitoring and control of asset/liability management policy within operating entities is carried out through an annual detailed analysis of asset/liability matching. These analyses cover hedging strategies involving derivatives, and are updated every quarter. They are mainly intended for use by the ‘Group A&L Committee’, which is composed of the Group’s CFOs, in order to enable this committee to take required measures on a regular basis. Regular monthly and quarterly reports allow the monitoring of portfolio movements and the detection of excessive concentrations and excessive deviations from the management benchmarks defined with asset managers, the central Risk Management team carries out an annual review of insurance reserves established by the operating entities for the property/casualty and reinsurance business lines. In life insurance, the Risk Management team reviews the main assumptions made by operating entities in determining their future policyholder benefit reserves. This work is complemented by external reviews, carried out in particular by the outside auditors, credit and concentration risks in the Group’s asset portfolios (equities and bonds) are managed by the Risk Management team and aggregated at the Group level. The central Risk Management team recently started to monitor the corresponding exposures on a monthly basis. This analysis involves aggregating data from several accounting and non-accounting information sources. It must be followed by a periodical review by the various risk committees and by effective communication with asset managers, to ensure that decisions are implemented, economic capital is estimated annually for each product line and operating entity, and is then aggregated at the group level. This is one of the main tasks of the stochastic modelling tools developed and implemented by the Risk Management team and allows asset, liability and operational risks to be modelled together.
  Reinsurance policy is implemented by operating entities with the help of the Group’s central AXA Cessions unit. Operating entities define their needs depending on cost constraints and risk exposure reduction targets. With the exception of some optional reinsurance operations that are still carried out directly by various subsidiaries, risks are ceded through AXA Cessions, which operates directly in the reinsurance market. AXA Cessions has a great deal of expertise, particularly in carrying out actuarial analyses of the Group’s exposure to catastrophic risks. AXA Cessions manages counterparty risk through a security committee.

All results of the work described above are presented to the Management Board for review and decision-making purposes. The Audit Committee is also informed of the results.

  IT risk is dealt with through an organisation comprising three types of entity:
    The Group IT Department, which sets Group IT policy with particular attention to security issues.
    AXA Tech, which is in charge of operating IT equipment and telecoms networks.
    Operating entities, which develop and maintain the software used in their activities.

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The Group IT department sets IT security standards and monitors their application. It is also in charge of defining and arranging the implementation of policy concerning business continuity plans.

The Management Board approves the IT security policy and the continuity plans, and is kept informed of progress with implementation.

Internal audit

Role

The Group’s internal audit team ensures the effectiveness and efficiency of the AXA Group’s internal audit systems on behalf of the Management Board and the Audit Committee. It covers all Group subsidiaries, companies, activities and projects. The team makes a constant contribution to the sustained improvement in AXA’s control over all risks that affect its activity and organisation.

Organisation and resources

AXA’s Internal Audit organisation is based on a central Group internal audit team, along with internal audit teams within Group subsidiaries. AXA’s overall internal audit system is co-ordinated and supervised by the Group internal audit team. This team operates mainly in two ways:

  functional management of internal audit teams within operating entities, strategic internal audit assignments.

To ensure the independence of the Group Internal Audit team, its director reports to the Management Board, and more specifically, to the Management Board member charged with ordinary operations by AXA’s Finance Department. In addition, strategic internal audit assignments are carried out in accordance with the written instructions of the Management Board’s Chairman. The director of the Group Internal Audit team also has a direct link with AXA’s Audit Committee, and acts as the Secretary of this committee. Local internal audit teams are operationally dependent on the Group audit team.

Local internal audit teams are placed under the responsibility of a director, who generally reports directly to his CEO or CFO, and also to the local board’s audit committee.

Scope of operations

The Group internal audit team fulfils its responsibilities in two ways.

  It co-ordinates internal audit teams. This consists of establishing internal audit directives and standards, co-ordinating work done by local teams, guaranteeing that the relevant risk-based approach is used when drawing up annual internal audit plans, monitoring the quality of work and compliance with recommendations, ensuring that resources are made available to internal audit teams and in the correct amount, and encouraging the development of professional best practice. Reviews of this work are presented to the Management Board and the Audit Committee.
  It carries out strategic internal audits, which are intended to determine whether operating entities’ managers are effectively fulfilling their planning, organisation, steering and monitoring roles. Potential improvements to AXA entities’ internal audit processes, operational efficiency and profitability are also identified and reported to the management teams responsible. Internal audit reports are given to the managers of the audited entities, to members of the Management Board and members of the Audit Committee.

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Local internal audit teams focus mainly on identifying risks facing their units, and on evaluating monitoring systems that would help them to control them. Their on-the-ground experience makes their efforts more effective.

Administration and management

Internationally, internal audit is a profession that has its own organisation, i.e. the Institute of Internal Auditors or IIA. The IIA has drawn up standards for the professional practice of internal audit. These standards have been adopted by the Group internal audit team.

The Group internal audit team complies with guidelines approved by AXA’s Management Board and Audit Committee.

Risk identification

In the last few years, the Group internal audit team has set up a risk-based planning system for local internal audit teams, based on the RAM (risk assessment model) system. The aim is to identify each company’s risk exposure, and to evaluate the internal audit systems that have been adopted to prevent and/or limit the impact of risks.

Determining the main risks faced by a business is a crucial part of the internal audit planning process, and ensures that internal audit assignments focus on the risky areas. Risk assessment and internal audit planning carried out by all local internal audit teams is subject to a planning review covering all audit teams. Results are collated into an overall report that is submitted to the Management Board and the Audit Committee.

The Management Board and Audit Committee also approve the Group’s internal audit plan. Plans drawn up by operating entities are approved by their general managements and internal audit committees. Each unit presents monitoring reports on these plans to the General Management and the Audit Committee. The implementation of recommendations made in internal audit reports is also monitored within each unit by the General Management and the Audit Committee.

Internal and external auditors hold meetings to exchange views on the risks facing the Group and on the conclusions made in drawing up action plans.

CONCLUSION

The Group’s internal audit system is based on a coherent source of information that is under the control of the Management Board.

The internal audit procedures described in this report have changed over time, as a result of efforts designed to ensure their consistency, alter their scope and streamline them. These procedures take account of the multiple information systems that remain in place throughout the Group as a result of past mergers and acquisitions. These procedures form part of a dynamic set of improvements that are intended to increase the Group’s control and assure a reasonable level of control for our shareholders.

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PricewaterhouseCoopers Audit	Mazars & Guérard
32, rue Guersant	Le Vinci - 4, allée de l’Arche
75017 Paris	92075 Paris-La Défense cedex

Report of the Independent Auditors, prepared in compliance with the last paragraph of Article L.225-235 of Commercial Code, on the report prepared and submitted by the Chairman of the AXA Supervisory Board pertaining to the internal control procedures relating to the preparation and treatment of financial and accounting information

(For the year ended December 31, 2003)

To the Shareholders of AXA 25, avenue Matignon, 75008 Paris

This is a free translation into English of the report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law. This report should be read in conjunction with, and construed in accordance with, French Law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Independent Accountants Auditors of AXA, and in compliance with the requirements of the last paragraph of Article L.225-235 of the Commercial Code we hereby submit our report on the report prepared and submitted by the Chairman of the Supervisory Board of your Company in conformity with the terms of Article L.225-68 of the aforementioned Code, for the year ended December 31, 2003.

Under the control of the Supervisory Board, the Management Board defines and implements comprehensive and efficient internal control procedures. It is the role of the Chairman of the Supervisory Board to submit a formal report in which particular attention is drawn to (i) the conditions under which the work completed by the Supervisory Board during the year ended was prepared and organized, and (ii) the internal control procedures that the Company has put in place.

Our role is to report the matters we have revealed on the information and representations contained in the Chairman’s report on internal control procedures pertaining to the preparation and treatment of accounting and financial information allowing to establish the consolidated financial statements in accordance with the French accounting principles.

In accordance with the generally accepted standards of our profession in France, we have read the aims and general organization of internal controls, as well as the internal control procedures pertaining to the preparation and treatment of accounting and financial information, as presented in the Chairman’s Report.

Since this is the first year in which the requirements of Act no. 2003-706 dated August 1, 2003 are being applied, and absent a body of recognized practice as regards the content of the Chairman’s report, no assessment is given in the latter as to the scope and efficiency of the internal control procedures relative to the preparation and treatment of accounting and financial information allowing to establish the consolidated financial statements in accordance with the French accounting principles. Accordingly, this same limitation applies to the scope of our own works and the content of our report.

Apart from the limitation expressed above, and on the basis of our works, we have no particular matter to report on the information and representations concerning the Company’s internal control procedures relative to the preparation and treatment of accounting and financial information allowing to establish the consolidated financial statements in accordance with the French accounting principles contained in the report of the Chairman of the Supervisory Board, which was prepared in accordance with the requirements of the last paragraph of Article L.225-68 of the Commercial Code.

Paris, February 26, 2004

The Independent Accountants

PricewaterhouseCoopers Audit	Mazars & Guérard
Gérard Dantheny - Catherine Pariset	Patrick de Cambourg - Charles Vincensini

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AXA Stock and Employee Stock Program

STOCK MARKET

SHARES

AXA stock is listed on Euronext Paris SA on the Premier Marché (continu A), Euroclear France code: 12062 and, since June 25th 1996, on the New York stock exchange under American Depositary Shares (ADS) representing one AXA stock.

Shares created since January 1st 2004 by exercise of convertible bonds or subscription options are listed “au comptant” on the Premier Marché until they are assimilated after the payment of the 2003 dividend planned on May 3rd 2004.

AXA and AXA ADS Stocks transactions since 20 months (Paris and New York)

	PARISBOURSE				NEW YORK STOCK EXCHANGE

	Price per Share in euros				Price per ADS in US $
Calendar	Volume			Calendar	Volume
Period	(in thousand)	High (a)	Low (a)	Period	(in thousand)	High	Low

2002				2002
July	336,793	18.87	8.67	July	11,710	18.41	9.25
August	264,919	16.26	9.88	August	10,990	15.95	10.11
September	315,489	14.67	8.75	September	10,720	14.37	9.05
October	347,318	15.17	9.42	October	10,840	15.13	9.55
November	234,117	16.32	11.58	November	7,910	16.28	11.94
December	190,506	16.50	12.19	December	7,380	16.43	12.92

2003				2003
January	223,051	14.34	10.08	January	9,770	15.20	11.79
February	227,773	12.40	9.83	February	10,640	13.44	10.83
March	349,428	13.04	8.92	March	14,680	13.94	9.96
April	311,419	14.05	10.56	April	9,430	15.49	11.69
May	296,408	14.10	11.34	May	8,180	16.06	13.48
June	230,969	14.50	12.68	June	7,710	17.19	15.09
July	209,204	15.21	12.87	July	6,995	17.40	15.16
August	212,288	16.73	13.94	August	6,377	18.37	16.17
September	264,705	17.38	14.31	September	6,209	19.41	16.88
October	222,334	16.47	14.20	October	7,069	19.13	17.02
November	189,190	17.00	15.21	November	4,705	19.59	18.20
December	157,426	17.18	16.23	December	5,277	21.49	19.41

2004				2004
January	208,523	19.36	16.98	January	6,843	24.37	21.61
February	160,371	19.28	17.77	February	6,169	24.04	22.31

(a)	Historical share price adjusted on the basis of the theoretical value of Warrants to the ORANs (see below “Other stocks”, defined and calculated by Euronext Paris in the Euronext document n° 2003-3047 published on September 19, 2003 completing document n° 2003-3010 dated September 18, 2003.

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OTHER STOCKS

BONDS REDEEMABLE IN SHARES OR IN CASH

[OBLIGATIONS REMBOURSABLES EN ACTIONS OU EN NUMÉRAIRE (ORANs)]

AXA decided to finance the contemplated acquisition of MONY by AXA Financial for an amount of Euro 1.4 billion, described in the Note d’Opération which received the COB visa n° 03-807, by issuing ORANs which are bonds redeemable either in shares or in cash. The ORANs were issued upon the exercise of warrants allocated free of charge by AXA to its shareholders.

Shareholders of record at close of business on September 19, 2003 were allocated, free of charge, one warrant for each share held resulting in the issue by AXA of 1,763,924,947 warrants. 16 warrants entitled warrantholders to subscribe one ORAN against payment of Euro 12.75 per ORAN corresponding to the issue of 110,245,309 ORANs for a total of Euro 1,405,627,690.

Delivery and settlement of the ORANs took place on October 21, 2003.

Each ORAN will be automatically redeemed by the issuance of one new ordinary AXA share following the closing date of the acquisition. If the acquisition is not completed, and at the latest on December 21, 2004, the ORANs will be redeemed in cash, at par plus accrued interest of 2.4% prorata temporis.

The ORANs are listed on the Premier Marché of Euronext Paris SA under ISIN code number FR 0010019349.

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AXA subordinated convertible bonds

	Subordinated convertible bonds	Subordinated convertible bonds
	from February 8, 1999	from February 17, 2000

Number of bonds	9,239,333	6,646,524

Issue price	165 euros	165.50 euros

Total principal amount	1,524,489,945 euros	1,099,999,722 euros

Closing date	February 8, 1999	February 17, 2000

Maturity date	January 1, 2014	January 1, 2017

Coupon	2.50%	3.75%

Conversion	from February 9, 1999:	from February 17, 2000:
	4.06 shares for 1 bond	4.06 shares for 1 bond

Maturity of the bonds	redemption on January 1, 2004 at	redemption on January 1, 2017 at
	230.88 euros per bond, i.e. 139.93%	269.16 euros per bond, i.e. 162.63%
	of the nominal amount	of the nominal amount

Early redemption	– the Company may purchase the notes	– the Company may purchase the notes
	on any Stock Exchange or otherwise in	on any Stock Exchange or ortherwise in
	accordance with applicable law, includ-	accordance with applicable law, includ-
	ing by way of tender for purchase or	ing by way of tender for purchase or
	exchange,	exchange,
	– by issuer agreement, in cash, from	– by issuer agreement, in cash, from
	January 1, 2005 at a price with a gross	January 1, 2007 at a price with a gross
	4.45% actuarial yield, if the Company’s	6.00% actuarial yield, if the Company’s
	share average over 10 consecutive days	share average over 10 consecutive days
	is above 125% of the anticipated	is above 125% of the anticipated
	repayment price,	repayment price,
	– at any time, by issuer agreement, at	– at any time, by issuer agreement, at
	230.88 euros if the number of bonds in	269.16 euros if the number of bonds in
	circulation is below 10% of the number	circulation is below 10% of the number
	of bonds issued.	of bonds issued.

Number of bonds
in circulation
as of January 31st, 2004	9,199,353	6,639,463

Further to the free allocation of 1,763,924,947 warrants, 16 warrants giving right to subscribe to one bond redeemable in shares or cash (ORAN) for a nominal value of 12.75 euros per bond (i.e. nominal value 12.75 euros), the conversion ratio of the convertible bonds issued by AXA in February 1999 and February 2000 (AXA 2.5% 2014 and AXA 3.75% 2017) has been adjusted, following the issue of the ORANs on the settlement date, 21 October 2003. The conversion ratio has been increased from 4.04 to 4.06 AXA shares (€2.29 par) for 1 convertible AXA 2.5% 2014 subordinated convertible note and from 4.04 to 4.06 AXA shares (€2.29 par) for 1 convertible AXA 3.75% 2017.

These adjustments have been published in a notice in the Bulletin des Annonces Légales Obligatoires, a notice issued by Euronext Paris S.A., and a notice in a financial newspaper circulated both in France and internationally.

/43

Convertible subordinated bonds AXA 2.5% 2014 are listed au comptant on the Premier Marché of the Paris stock exchange.

AXA Convertible Bonds (2.5% 1999-2014) transactions

Calendar		Highest stock price	Lowest stock price
Period	Volume	(in euros)	(in euros)

2002
July	60,759	152.00	126.80
August	138,682	141.10	125.10
September	39,661	144.40	131.00
October	36,225	143.40	123.00
November	29,166	156.00	137.00
December	27,906	155.00	147.10

2003
January	47,939	160.20	146.10
February	27,569	156.00	145.00
March	67,906	160.70	138.50
April	43,406	159.90	150.25
May	180,908	168.00	160.50
June	46,867	175.05	166.00
July	12,172	175.00	165.00
August	7,975	171.00	165.00
September	89,563	175.00	167.10
October	26,442	173.00	169.50
November	13,570	173.50	170.50
December	77,341	181.00	170.50

2004
January	19,074	179.75	172.00
February	26,322	178.00	173.05

Convertible subordinated bonds AXA 3.75% 2017 are listed au comptant on the Premier Marché of the Paris stock exchange.

	AXA Convertible Bonds (3.75% 2000-2017) transactions

Calendar		Highest stock price	Lowest stock price
Period	Volume	(in euros)	(in euros)

2002
July	79,727	165.80	142.70
August	27,005	155.00	144.00
September	89,964	159.00	142.00
October	60,533	158.95	138.15
November	29,928	168.00	151.00
December	2,111	178.00	162.10

2003
January	20,160	175.00	144.60
February	22,166	172.50	160.00
March	9,707	171.00	156.65
April	1,708	177.00	163.00
May	78,578	189.00	180.00
June	31,765	206.00	188.00
July	4,803	192.50	183.40
August	8,707	191.00	179.00
September	44,105	202.00	188.40
October	14,465	195.00	191.00
November	37,642	198.00	191.80
December	11,939	202.00	194.00

2004
January	16,453	200.00	192.10
February	38,461	200.00	187.00

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EMPLOYEE SHAREHOLDERS

The AXA Group offers its employees an opportunity to become shareholders through a special equity issue reserved for them.

By virtue of the authorization granted by the shareholders at their meetings of May 3, 2002 and April 30, 2003, the Management Board increased share capital, as provided for by French Ordonnance of October 21, 1986, in two offerings, through the issue of shares to employees of the Group under the Shareplan 2003 program. The shareholders were asked to waive their preferential subscription rights so that these options could be granted to employees.

In the countries that met the legal and tax requirements, two investment options were proposed in 2002:

  the traditional plan, available in 29 countries,
  the investment leverage plan offered in 29 countries (28 in 2002).

The Shareplan 2003 program was carried out in two phases:

  phase I (July 2003): employees in France were given the opportunity to invest their profit-sharing and bonuses, phase II (December 2003): a second issue, open to all Group employees through voluntary contributions.

More than 120 companies in 29 countries took part in Shareplan 2003, and participating employees invested a total of 190 million euros (down 26% compared with the 255 million euros invested in 2002) as follows:

  31 million euros in the traditional plan (versus 41 million euros in 2002),
  159 million euros in the investment leverage plan (versus 214 euros million in 2002).

A total of 15,131,000 new shares of stock were issued, each with a par value of 2.29 euros. These shares began earning dividends on January 1, 2003.

As of December 31, 2003, AXA employees held 84,359,000 shares, i.e. 4.74% of the Group’s outstanding ordinary shares representing 5.32% of the voting rights. These shares are owned through 18 employee mutual funds or directly, in the form of shares or ADS.

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AXA Stock Price Trends

			Change		Change
	12/31/02	12/31/03	2003 (%)	02/26/04	YTD 2004 (%)

AXA	12.61	16.97	34.6%	18.53	9.2%
Stoxx Insurance	157.19	173.56	10.4%	186.66	7.5%
Stoxx 50	2,407.51	2,660.37	10.5%	2,757.87	3.7%
S&P 500	879.82	1,111.92	26.4%	1,144.91	3.0%
CAC 40	3,063.91	3,557.90	16.1%	3,714.49	4.4%

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2003 OVERVIEW

The global financial market conditions in 2003 took a turn for the positive. Equities rallied over the year off of March lows as uncertainty on war in Iraq was lifted, favorable economic reports were released, the US started to recover, more stringent regulations and requirements were implemented, and investors regained confidence in companies’ financial statements. For the Euro-zone, 2003 GDP grew 0.6% while the US showed GDP growth of 4.3% for the year. Business and consumer sentiment surged during the year as many companies’ earnings came in ahead of expectations and M&A activity picked up.

In Europe, the Stoxx 50 rose by 11%, with the German DAX up 37%, the French CAC 40 up 16% and the UK FTSE 100 up 14%. In Japan, the Nikkei closed up 24%. In the US, the Dow Jones was up 25%, the wider S&P 500 rose by 26% and the technology heavy Nasdaq by 50%.

The European insurance sector, with the Stoxx Insurance up 10%, performed in line with the market during 2003, after two years of strong underperformance. US/International plays, such as AXA, were among the top performers among large-cap European insurers, on the back of a resurgence of the asset gathering theme.

The following items negatively affected the insurance sector during 2003:

– Capital Adequacy

Financial strength ratings of insurers and reinsurers were downgraded or placed on review by rating agencies during the year. Also, regulatory changes, such as the move to “realistic” balance sheet in the UK, put pressure on solvency. In response, a number of insurers and reinsurers announced capital raising measures and/or sales of non-strategic operations in order to support their financial strength. During 2003, the European insurance industry raised a total of €11 billion of additional shareholders’ funds through equity issues.

– Low bond yields

Bond yields fell to their historical lows in mid-June 2003, raising concerns regarding crediting rate levels and life & savings investment margins. To counteract these fears, regulators took actions to lower guarantees on new business (e.g., the US) and on inforce (e.g., Switzerland) to alleviate the risk of these guarantees biting. At the same time, companies have been taking their asset/liability management far more seriously to minimize reinvestment risk. AXA, owing to its economic capital work which started in 2000, was perceived as being well protected and ahead of the game in terms of asset/liability management.

Since June 2003, the interest rate cycle has been on the upturn.

– Strengthening Euro

Continued strength of the Euro, up 20% against the US dollar in 2003, also hurt US-exposed insurers. The dollar hit a record low against the Euro on December 31, 2003 when € 1 = $1.2564. AXA’s hedging strategy acted to mitigate the effect of the dollar/Euro relationship on its income statement in 2003.

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– Asset Management Concerns

From September on wards, the asset management industry was tainted by the mutual fund probe into late trading and market timing practices, with possible spill-over into the variable annuity industry. In December 2003, Alliance Capital proactively reached an agreement with both the SEC and the New York State Attorney General in respect to market timing in certain of its mutual funds.

On the other hand, a number of trends emerged that positively affected insurers’ performance in 2003:

– Equity Market Upturn

Investment markets ended the year meaningfully higher than where they started. As a result, higher fees on asset management and equity market-sensitive products were earned. In addition, concerns on solvency, policy guarantees, and asset impairment charges were eased.

– Consolidation

Life insurance consolidation reappeared as operating trends improved, rating agency pressures lifted and capital pressures lessened. The increasing need for scale and efficiency, along with reasonable prices, led to renewed consolidation during the year. In September, AXA announced the proposed acquisition of MONY for $1.5 billion leading the consolidation theme.

– Non-life recovery

Non-life combined ratios showed substantial improvement across the European insurance sector, benefiting from (i) a positive pricing cycle, (ii) a relatively benign weather-related claim environment, and (iii) higher underwriting discipline at most players.

– Lower Default Losses on Corporate Bonds

S&P noted a much improved credit regime in 2003 during which 126 companies defaulted on $63 billion of debt, compared with 235 companies which defaulted on $182 billion of debt during 2002. The global default rate in 2003 was 1.84% compared with the peak of 3.76% in 2002. Although default rates are still above average, rating agencies expect default rates to lower and recovery rates to increase over 2004.

The AXA stock price rose by 35% in 2003, strongly outperforming the insurance sector as investors looked to more equity-geared stocks in the rising market environment and as AXA demonstrated its operating strength and efficiency. AXA reduced costs by €269 million in 2003, for a total of €1,235 million in savings since October 2001. AXA improved its Property & Casualty combined ratio from 105.4% in 2002 to 101.4% in 2003, ahead of target, and returned back to profit specific operations such as International Insurance and Japan Life. The diversification of AXA’s revenue base, both in geographic and product terms, helped enable the Group to report a growth in revenues of 5.3% on a comparable basis to 2002. Life & Savings revenues increased by 8.5% due to strong sales in the US, Belgium and Germany, as well as France and Japan. Property & Casualty revenues expanded by 4% as the Group continued to expand its franchise in personal lines, while commercial lines benefited from targeted rate increases and cancellations.

Additionally, the announced acquisition of MONY was perceived very positively by the market as it fit with the strategy of the Group and comforted the market regarding the health of AXA’s balance sheet.

/48

2004

The insurance sector had a strong start to the year. The sector continues to rise as investors are more optimistic regarding underlying profitability. In addition, the sales outlook seems to be improving. Consolidation is expected to continue as scale is becoming increasingly important and as weaker players are set to reconsider their overall international strategy. In 2004, investors seem to be shifting their attention towards profitability and growth.

However, the regulatory environment continues to cloud the picture. The UK is troubled with accounting changes, realistic balance sheet solvency measures, depolarization, and Sandler pricing. Germany, with its announced tax changes, and the US, with its mutual fund investigations, also weigh on the sector.

AXA’s full year 2003 earnings were announced on February 26, 2004. Net income of €1,005 million was ahead of analysts’ expectations, and up 6% since 2002. Underlying earnings were up 21% to €2 billion, or up 30% at constant exchange rates. Results were better than expected, driven by a much improved Property & Casualty combined ratio of 101.4% in 2003 and a successful turnaround in International Insurance, with underlying earnings up € 219 million to €141 million in 2003.

From December 31, 2003 to February 26, 2004, AXA is up 9% outperforming the Stoxx Insurance Index up 8%, the Stoxx 50 index up 4% and the CAC 40 up 4%.

As of February-end 2004, of the 37 analysts following AXA, 27 have a Buy recommendation, 6 are neutral and 4 have underperform recommendations.

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AXA Shareholders

Source :
Thomson Financial 2003 Ownership Analysis

AXA has a highly diversified shareholder base. Committed to building and maintaining a relationship based on trust and accessibility with both individual and institutional investors, AXA offers timely, relevant information and dedicated staff to respond to their requests.

SHAREHOLDER INFORMATION: A TOP PRIORITY

AXA’s goal is to deliver clear, complete and reliable information that meets the needs of all shareholders, regardless of their level of expertise as investors.

AXA ranks among a small number of listed companies that provide very detailed information on business strategy, performance and earnings, and has received various awards for the quality of its disclosures. In 1998, AXA’s investor relations received the “Cristal” Award for transparency handed down by Compagnie Nationale des Commissaires aux Comptes in France. In addition, the French Club des Assureurs selected AXA’s 2002 annual report as the year’s best.

AXA meets regularly with institutional shareholders. In 2003, nearly 400 meetings with these investors were held in the world’s largest financial marketplaces. While generally scheduled to coincide with the publication of interim and annual financial statements, meetings are also held from time to time to present a particular business area or AXA company.

For AXA’s individual shareholders – 95 per cent of whom are French nationals – inserts concerning major AXA Group events are published in the business and economic press. Nearly a thousand individual shareholders attented AXA’s annual shareholders’ meeting in 2003.

/50

Those who wish to receive more detailed information on a regular basis may join the AXA Shareholders’ Circle, in which registered shareholders are enrolled automatically.

Members of the Circle receive:

  The Shareholders’ Circle newsletter, which is published when interim and annual earnings are disclosed and following shareholders’ meetings.
  Special mailings on major Group events, such as the Mony transaction in 2003.
  Invitations to informational meetings held annually in a number of French cities.

AXA also has an individual shareholders’ committee (the CCAI), which meets to discuss ways in which the information made available to shareholders can be improved. One-third of the committee’s fifteen members, who are chosen from among the Shareholders’ Circle, are replaced every two years. In 2003, the committee met twice with Group senior executives and once with representatives of AXA’s individual investor relations team.

Work undertaken by the CCAI is partly determined on the basis of satisfaction surveys administered to AXA’s individual shareholders.

DEDICATED PROFESSIONALS

Based in Paris and New York, the Group’s investor relations professionals maintain ongoing relationships with members of the investment community: brokerage house analysts, fund managers, investment company analysts and representatives of rating agencies. AXA’s investor relations teams provide regular and complete information about events that impact Group operations and performance, and are always available to answer questions.

Individual investors can also contact members of the dedicated team in Paris for information on AXA in general or on a particular transaction in progress.

For registered shareholders, a call center managed and staffed by specialists from BNP Paribas Securities Services is available to provide information on AXA and on their securities accounts. Since March of 2003, eligible shareholders can consult their account status or transmit and track buy and sell orders through a special portal (http://gisnomi.bnpparibas.com) that is accessible from the corporate website (www.axa.com).

All official disclosures produced by the financial communications and individual investor relations teams are available at www.axa.com: press releases, visual aids from earnings presentations and outside speaking engagements, Circle newsletters, CCAI presentations, annual reports and other published materials.

Both earnings presentations and shareholders’ meetings are live webcasted on www.axa.com. Teleconference access is also provided.

Investor Relations:	Individual Shareholder Relations:
Paris: 33 (0)1 40 75 48 42	Paris: 33 (0)1 40 75 48 43
New York: 1 212 314 53 81	New York: 1 212 314 29 02
Email: infofi.web@axa.com	Email: actionnaires.web@axa.com

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Simplified Organization Chart as at December 31, 2003

(a)	Holding company that owns The Equitable Life Assurance Society of the United States.
(b)	Holding company that owns AXA France Vie, AXA France IARD, Direct Assurance and AXA Corporate Solutions Assurance.
(c)	Holding company that owns The National Mutual Life Association of Australasia.

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/53

Financial highlights

ACTIVITY INDICATORS

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

By Business Segment	By Geographic Region (insurance only)

TOTAL : €71.6 billion	TOTAL : €67.9 billion

Total consolidated gross premiums and financial services revenues in 2003: €71.6 billion (+5.3% on a comparable basis)

ASSETS UNDER MANAGEMENT

By Company	By Category

Total assets under management as at December 31, 2003: €775 billion

/54

PROFITABILITY INDICATORS

UNDERLYING EARNINGS (b)	CONTRIBUTION TO CONSOLIDATED UNDERLYING EARNINGS, ADJUSTED EARNINGS AND NET INCOME GROUP SHARE

(in euro millions)	(in euro millions)

		2003	2002	2001
	Life & Savings	1,301	1,636	1,647

	Property & Casualty	753	226	(42)

	International Insurance	141	(78)	92

	Asset Management	146	258	328

	Other Financial Services	112	133	115

	Holding companies	(419)	(488)	(607)

	Underlying earnings(b)	2,035	1,687	1,533

	Cost of September 11th events	–	(89)	(561)

	Net investment gains attributable to shareholders	(585)	(240)	229

	Adjusted earnings(b)	1,450	1,357	1,201

	Impact of exceptional operations	148	235	–
	Goodwill amortization (group share)	(593)	(643)	(681)

	Net income Group Share	1,005	949	520

BALANCE SHEET INDICATORS

in millions of shares	1,734	1,762	1,778
Adjusted ROE(b):	4.9%	5.7%	6.3%
Underlying ROE(b):	6.3%	7.1%	8.9%

a) Combined ratios are presented including UK Health activities and excluding UK Discontinued business, which has been transferred to International Insurance segment. b) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks. Adjusted earnings represent net income before the impact of exceptional operations and goodwill amortization. Adjusted and underlying earnings are non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA’s various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA’s financial performance. c) Please refer to page 60 for further details. d) Starting in 2003, new business contributions are converted in Euro using average exchange rates over the year instead of year-end exchange rates. 2002 numbers have been restated accordingly.

/55

Gross Premiums and Financial Services Revenues

	Years ended December 31,
	2003		2002	2001	2003 vs. 2002
	Gross (a)	Net (a)			on a current	on comparable
(in euro millions)					basis	basis

LIFE & SAVINGS	46,812	46,799	48,586	48,399	(3.7%)	8.5%
France	10,890	10,882	10,423	10,997	4.4%	4.4%
United States	13,732	13,732	12,726	11,642	7.9%	29.1%
United Kingdom	5,831	5,831	8,362	9,086	(30.3%)	(11.2%)
Japan	6,078	6,078	6,428	5,475	(5.4%)	6.2%
Germany	3,428	3,428	3,140	2,997	9.2%	9.2%
Belgium	2,050	2,050	1,629	1,686	25.9%	25.9%
Other countries	4,802	4,798	5,877	6,517	(18.4%)	(8.8%)
Australia / New Zealand	1,702	1,697	2,018	2,587	(15.9%)	(0.9%)
Hong-Kong	791	791	936	1,353	(15.6%)	0.7%
The Netherlands	768	768	918	912	(16.3%)	(16.3%)
Spain	470	470	834	525	(43.6%)	(43.6%)
Italy	566	566	552	358	2.6%	2.6%
Other countries	505	505	620	782	(18.5%)	5.3%

PROPERTY & CASUALTY	17,128	17,098	15,948	15,896	7.2%	4.0%
France	4,640	4,640	4,383	4,171	5.9%	5.9%
Germany	2,852	2,847	2,843	3,142	0.1%	(0.5%)
United Kingdom	3,676	3,664	2,749	2,480	33.2%	3.6%
Belgium	1,413	1,405	1,395	1,323	0.7%	0.7%
Other countries	4,547	4,543	4,577	4,780	(0.7%)	6.4%
Italy	1,088	1,088	1,027	1,081	5.9%	5.9%
Spain	1,166	1,166	1,070	1,000	8.9%	8.9%
Canada	761	761	744	693	2.4%	9.2%
Ireland	562	559	554	492	0.9%	0.9%
The Netherlands	248	248	237	245	4.8%	4.8%
Other countries	722	722	946	1,268	(23.7%)	4.9%

INTERNATIONAL INSURANCE	4,081	3,972	5,762	5,678	(31.1%)	(10.9%)
AXA RE	1,918	1,913	3,472	3,560	(44.9%)	(17.7%)
AXA Corporate Solutions Assurance	1,571	1,550	1,762	1,698	(12.1%)	(3.9%)
AXA Cessions	87	87	100	30	(13.1%)	(13.1%)
AXA Assistance	482	408	397	381	2.7%	12.2%
Others	23	14	30	9	(52.1%)	(57.0%)

TOTAL INSURANCE	68,021	67,870	70,296	69,974	(3.5%)	6.0%

ASSET MANAGEMENT	3,199	2,922	3,411	3,730	(14.3%)	(0.3%)
Alliance Capital	2,416	2,311	2,778	3,200	(16.8%)	(0.4%)
AXA Investment Managers	783	611	633	503	(3.4%)	0.5%
National Mutual Funds Management	–	–	–	26	–	–

OTHER FINANCIAL SERVICES	866	836	1,020	1,128	(18.0%)	(19.2%)
French Banks	142	139	134	187	3.8%	(16.9%)
German Banks	136	122	117	100	3.7%	3.7%
AXA Bank Belgium	551	539	717	763	(24.8%)	(21.8%)
Other	37	37	52	77	(28.6%)	(45.2%)

TOTAL OTHER FINANCIAL
SERVICES	4,065	3,758	4,430	4,857	(15.2%)	(4.6%)

Intercompany eliminations	(458)	–	–	–	–	–

TOTAL REVENUES	71,628	71,628	74,727	74,832	(4.1%)	5.3%

(a) Presented gross and net of intercompany eliminations.

Exchange Rate

	Year End Exchange Rate		Average Exchange Rate
(in euros)	2003	2002	2003	2002	2001

U.S. Dollar	1.26	1.05	1.13	0.95	0.89
Japanese Yen (a)(x100)	128.87	119.62	129.20	115.07	104.93
Australien Dollar (b)	1.68	1.86	1.74	1.74	1.71
British Pound	0.70	0.65	0.69	0.63	0.63

(a)	The exchange rates presented correspond to the year-end exchange rate and average exchange rate for a September 30 financial year.
(b)	In 2001, the average exchange rate corresponds to the period from October 1 to December 31 (15-month period).

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Consolidated Adjusted Earnings and Net Income by activity

	Years ended December 31,
(in euro millions except per ordinary share amounts)	2003	2002	2001

LIFE & SAVINGS	898	1.367	1.225
France	425	432	345
United States	530	520	518
United Kingdom	43	348	167
Japan	(224)	(45)	(99)
Germany	(26)	(0)	21
Belgium	(55)	8	65
Other countries	204	104	208
Australia / New Zealand	39	59	29
Hong Kong	99	33	37
The Netherlands	30	(6)	70
Spain	29	30	22
Italy	(11)	2	36
Other countries	19	(14)	14

PROPERTY & CASUALTY	519	93	182
France	266	237	266
Germany	(183)	(28)	85
United Kingdom	9	(196)	(133)
Belgium	118	(29)	(5)
Other countries	309	109	(31)
Italy	65	42	(6)
Spain	47	33	5
Canada	37	19	18
Ireland	118	59	30
The Netherlands	10	(3)	(31)
Other countries	33	(40)	(47)

INTERNATIONAL INSURANCE	147	(149)	(378)
AXA RE	146	(14)	(266)
AXA Corporate Solutions Assurance	(5)	(123)	(92)
AXA Cessions	16	(4)	8
AXA Assistance	14	1	13
Other international activities	(25)	(8)	(41)

TOTAL INSURANCE	1,564	1,311	1,029

ASSET MANAGEMENT	148	258	346
Alliance Capital	72	195	273
AXA Investment Managers	76	63	58
National Mutual Funds Management	–	–	15

OTHER FINANCIAL SERVICES	126	133	144
French Banks	(20)	(3)	15
German Banks	0	2	(1)
AXA Bank Belgium	68	36	76
Other	78	98	54

TOTAL OTHER FINANCIAL SERVICES	274	391	489

HOLDINGS	(388)	(344)	(318)
AXA SA	(225)	(162)	(218)
Other french holdings	(9)	69	120
Other foreign holdings	(154)	(251)	(220)

ADJUSTED EARNINGS (a)	1,450	1,357	1,201

Adjusted earnings per ordinary share (basic) (b)	0.82	0.78	0.70
Adjusted earnings per ordinary share (diluted) (b)	0.81	0.78	0.70
Return on Equity	6.3%	5.7%	4.9%

Impact of exceptional operations	148	235	–
Goodwill amortization	(593)	(643)	(681)

NET INCOME, GROUP SHARE	1,005	949	520

Net income per ordinary share (basic) (b)	0.57	0.55	0.30
Net income per ordinary share (diluted) (b)	0.56	0.55	0.32
Return on Equity	4.4%	4.0%	2.1%

(a)	Adjusted earnings represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
(b)	Per share data are restated to take account of the 4-for-1 stock split approved by the shareholders on May 9, 2001.

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Shares, shareholder’s equity, Restated Net Asset and Dividends

Shares, Shareholder’s equity, Restated Net Asset, Dividends

	2003	2002	2001

Number of ordinary share oustanding (in millions)	1,778.1	1,762.17	1,734.19

Average share price (in euros)	14.1	17.8	30.3
Share price as at December 31, (in euros)	17.0	12.8	23.5
Higher share price (in euros)	17.6	26.1	39.8
Lower share price (in euros)	9.1	8.8	16.4

Stock capitalization (in euro millions)	30,174	22,538	40,701

Shareholder’s equity (in euro millions)	25,870	26,523	28,189
Represented by Net Income (in euro millions)	1,248	1,317	906
Shareholder’s equity, Group share (in euro millions)	23,401	23,711	24,780
Represented by Net Income, Group share (in euro millions)	1,005	949	520

Adjusted Earnings	1,450	1,357	1,201

Restated net Asset
Total (in euro millions)
– Gross of tax	30,138	27,871	34,496
– Net of tax	27,810	25,915	30,952
Per share (in euros)
– Gross of tax	17.1	15.8	19.9
– Net of tax	15.8	14.7	17.8

Dividends (a) :
– gross per share, including tax credit (in euros)	0.57	0.51	0.84
– net per ordinary share (in euros)	0.38	0.34	0.56
– net total (in euro millions)	676	599	971
Dividend Pay-Out Ratio (b)	47%	44%	81%

(a)	2003 dividends proposed for approval by AXA shareholders at the annual general meeting of shareholders held on April 21, 2004.
(b)	Net Dividend / Adjusted Earnings.

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	Salaried employees

	As at December 31,	As at December 31,	As at january 1,	As at December 31,
	2001	2002	2003 (a)	2003

Insurance	81,908	70,127	67,340	64,939
– France (b)	18,540	17,869	17,254	16,168
– United States (d)	5,461	5,276	5,024	4,866
– Japan (c)	9,201	3,135	3,135	3,047
– United Kingdom	12,170	10,868	10,458	10,794
– Germany	8,710	8,462	8,174	7,654
– Belgium
(including AXA Bank Belgium) (e)	5,695	5,381	5,175	4,969
– Other countries	16,655	13,685	12,669	11,933
Of which Australia / New Zealand	3,051	2,922	2,828	2,355
Of which The Netherlands (d)	1,770	960	960	905
Of which Spain	2,480	1,900	1,900	1,807
Of which Canada	1,939	1,847	1,847	1,779
Of which Italy	1,306	1,302	1,302	1,277
Of which Portugal	1,327	1,304	1,304	1,250

– International insurance	5,476	5,451	5,451	5,508
AXA RE	985	895	812	738
AXA Corporate Solutions Assurance	1,466	1,529	1,469	1,327
AXA Cessions	64	66	66	79
AXA Assistance	2,961	2,961	2,961	3,182
Other transnational activities	0	0	143	182

Asset management	6,679	6,271	6,326	6,241

– Alliance Capital	4,505	4,145	4,145	4,078
– AXA Investment Managers	2,075	2,126	2,181	2,163
– National Mutual Fund Management	99	0	0	0

Other Financial Services
(excluding AXA Bank Belgium) (e)	622	836	836	776

– France	264	510	510	476
– Germany	358	326	326	300

Services Group	598	711	711	679
AXA Technology, AXA Consulting
and @ business	344	197	2,062	1,949

TOTAL	90,151	78,142	77,275	74,584

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.
(a)	The personnel at January 1, 2003 are included on a constant structural basis in relation to personnel at December 31, 2002.
	–	Disposal of Austria and Hungary activities.
	–	Acquisition of AXA Epargne Services Entreprise (AXA Investment Managers sub-group).
	–	Transfers from AXA Liabilities Managers, an AXA Group subsidiary dedicated on run-off portfolio management. This specific company was created in January, 1, 2003. Before, staff was reported under AXA RE (83 p.) and also under AXA Corporate Solutions Assurance (60 p.).
	–	Transfers from Belgium, France, United States, Germany, United Kingdom and Australia to AXA Technology.
(b)	Following a portfolio management agreement, a portion of the personnel of 4 AXA’s “mutuel” (not in AXA’s consolidated financial statements) is included in the France Insurance and Other Financial Services activities.
(c)	In 2001, Japan salaried employees included respectively 5,947 salaried sales force by mistake.
(d)	As at December 31, 2002, United States salaried employees were under estimated (115 p.) and The Netherlands salaried employees over estimated (669 p.) (in 2001, figures included salaried employees from a brokerage network).
(e)	Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.

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Ratings conclusions for the Company and its principal subsidiaries

2003
	Agency	Date	Rating	Outlook

Insurer Financial Strength Ratings
The Company’s principal insurance subsidiaries	Standard & Poor’s	02/19/04	AA-	Stable
	Moody’s	12/01/03	Aa3	Stable
	Fitch	12/22/03	AA	Stable
Ratings of the Company’s Long Term
and Short Term Debt
Senior Debt	Standard & Poor’s	02/19/04	A
	Moody’s	12/01/03	A2
	Fitch	12/22/03	A+
Long Term Subordinated Debt	Standard & Poor’s	02/19/04	BBB+
	Moody’s	12/01/03	A3
	Fitch	12/22/02	A- (undated debt)
		12/22/02	A (dated debt)
Short Term Debt	Standard & Poor’s	02/19/04	A-1
	Moody’s	12/01/03	P-1
	Fitch	12/22/03	F-1

Embedded Value

	2003	2002	Change	Change on a constant
(in euro millions)			(%)	exchange rate (%)

ANAV	12,816	11,566	11%
20%

Life PVFP (a)	16,192	16,513	(2%)
7%

EV	29,008	28,079	3%
12%

Number of shares	1,778	1,762	1%
–

EV/share	16.31	15.93	2%
11%

Life NBC (b)	675	648	4%
16%

Life NBC (c)	512	515	(1%)
13%

Life NB APE Premiums	4,433	4,470	(1%)
9%

Life NB APE Margin (b)	15%	15%	0.7 pt
+ 1 pt

Life NB APE Margin (c)	12%	12%	–
+ 0.4 pt

(a)	In this section, “Life” will refer to whole “Life & Savings” activities in the Group.
(b)	Before cost of capital.
(c)	After cost of capital.

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Note: NBC and APE are calculated at average exchange rate, ANAV and PVFP at closing exchange rate. 2002 NBC and APE have been restated to average exchange rate for consistency.

“Embedded Value” (EV) is a valuation methodology often used for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future. This value can be considered in two pieces, 1) “Adjusted Net Asset Value” (ANAV) which measures the current balance sheet wealth and, 2) “Present Value of Future Profits” (PVFP) which measures the present value of future shareholder profits for business currently in the portfolio.

EV is not an estimate of AXA’s “fair value”, regardless of how one might define “fair value”. It does not include the value of business to be sold in the future, nor make full allowances for value across a range of different scenarios.

“New Business Contribution” (NBC) measures the value of new business sold during the year. It includes the PVFP on new business, and also the upfront costs associated with acquiring new business (often called “strain”). Therefore NBC combines elements which increase PVFP balances from one year to the next and elements which reduce the ANAV from one year to the next. NBC can be measured before or after cost of capital, and Axa discloser both.

“Annualized Premium Equivalent” (APE) is a measure of new business volume which includes sales of regular recurring premium business at 100% but sales of single premium business at only 10%. The “APE Margin” is the ratio of NBC to APE.

AXA publishes PVFP only for its life and savings business. AXA’s ANAV calculation does include elements for all of its business.

The ANAV can be reconciled to the consolidated balance sheet as follows (in Euro million):

Published Shareholder’s Equity:	23,401
+ Net Unrealized Capital Gains	4,409

= Published Net Asset Value	27,810

– Life Insurance Intangible Asset Value	(14,191)
+ Unrealized Gains in AXA IM	1,107
– Life insurance cost of capital	(2,544)
+ Other Adjustments (a)	634

= ANAV	12,816

Consisting of
Life insurance ANAV	5,556
Other ANAV	7,260

(a)	“Other adjustments” are
1) Unrealized capital gains or losses which are included in the PVFP calculation,
2) Adjustments from GAAP to Statutory basis for life businesses,
3) Value embedded in undiscounted Property & Casualty and International liabilities, and
4) Adjustment of employee benefit accounts : for Life business establishing liability equal to unfunded status and for other eliminating any accounting asset.

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The Life Insurance ANAV is calculated from the free capital available on a local regulatory (statutory) basis, adjusted for the cost of holding capital consistent with maintaining a “AA” rating, and for any unrealized capital gains or losses not included in the calculation of PVFP. Starting from the consolidated accounts, an adjustment is needed for the differences between AXA’s consolidated accounting basis and local regulatory bases, including elimination of intangible assets such as Deferred Acquisition Costs, Value of Business Inforce, and Goodwill.

The Other ANAV includes unrealized capital gains or losses including those on our investment management companies: Alliance Capital (market value basis with no control premium) and AXA Investment Managers (estimated value based on third-party assets under management). Other ANAV also includes the value embedded in our undiscounted policy liabilities, and intangible assets are not eliminated.

The PVFP is calculated for Life & Savings business only. It is based on future regulatory earnings on our current portfolio, not including any value of future sales. Investment returns include the unrealized capital gains and losses on assets backing policyholder liabilities, where appropriate for local regulation and management practice.

The PVFP calculation of necessity involves many assumptions about the future. Our major assumptions include:

  Discount rate generally based on risk premium of 250 basis points over the risk free rate (higher in Asia / Pacific), with a resulting weighted average of 7.1%.
  Actuarial assumptions reflect best estimates based on recent experience.
  No future productivity gains with inflation averaging 2.3%.
  Expenses are adjusted for non-recurring expenses and one-time strategic spending.
  No benefit from future mortality improvement on Life business, while annuity business does have an allowance for the costs of longevity increasing.
  A weighted average tax rate of 33.5%.
  A weighted average equity return of 7.8%, and risk-free return of 4.5%.

The following table is a summary of key assumptions for 2002 and 2003, showing the impact of Japan separately because of its unusual economic conditions:

	Post-tax discount rate		Pre-tax risk free rate		Pre-tax equity return
	2003	2002	2003	2002	2003	2002

Weighted average without Japan	7.2%	7.3%	4.7%	4.7%	7.8%	7.9%
Weighted average with Japan	7.1%	7.2%	4.5%	4.6%	7.8%	7.7%

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The sensitivity of the PVFP and NBC to changes in major assumptions has been calculated as follows (measure in Euro per share difference from the base case):

Assumption tested	PVFP Impact	NBC Impact

Upward parallel shift of 100 bp in reinvestment rates	0.48	0.01
Downward parallel shift of 100 bp in reinvestment rates	(0.83)	(0.03)
100 bp increase in the discount rate	(0.66)	(0.06)
10% decrease in lapse rates	0.42	0.05
10% permanent decrease in expenses	0.43	0.04
10 bp increase in general account spread	0.19	0.02
100 bp increase in asset return for unit-linked business	0.26	0.03
Life mortality improvement (50 bp per year )	0.05	0.01
10% higher equity markets at start of the projection	0.44	0.05
10% lower equity markets at the start of the projection	(0.45)	(0.05)
100 bp increase in total asset return in all future years	1.79	0.11
100 bp decrease in total asset return in all future years (excluding Japan)	(1.85)	(0.07)
Japan 100bp decrease of total asset return in all future years	(0.59)	(0.03)

An independent actuarial consultancy, Tillinghast, was hired by AXA to perform a review, and has issued the following statement of opinion:

“Tillinghast has reviewed the methodology and assumptions used to determine the embedded value at December 31, 2003 and the value added by 2003 new business for the principal life operating entities of the AXA Group.

Tillinghast has concluded that the methodology used is reasonable and consistent with recent industry practice for embedded value reporting. The values are based on deterministic projections of future after-tax profits, with allowance for risk through the use of risk discount rates and an explicit adjustment for the cost of capital. Explicit allowance for the cost of equity-based product guarantees in the life business has been made using stochastic projections on a realistic basis.

Tillinghast has concluded that the operating assumptions are reasonable in the context of AXA’s recent experience and expected future operating environment and are consistent with other information disclosed in this document. The economic assumptions, risk discount rate and allowance for the cost of capital are reasonable for this purpose. The estimates of value are based on common actuarial practice with regard to embedded value methodology and assumptions, and do not attempt to develop “fair values” or to interpret proposed IASB accounting standards.

Tillinghast also performed limited high-level checks on the results of the calculations and discovered no material issues. Tillinghast has not, however, performed detailed checks on the models and processes involved.”

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AXA, Responsible Enterprise	66
How the Financial Protection and Wealth Management Business Contributes
to Sustainable Development	66

Doing Business Responsibly: AXA’s Commitments	73

Social Ratings	96

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AXA, Responsible Enterprise

HOW THE FINANCIAL PROTECTION AND WEALTH MANAGEMENT BUSINESS CONTRIBUTES TO SUSTAINABLE DEVELOPMENT

The roots of financial protection and wealth management can be traced to insurance, a business founded on the notion of providing compensation for certain kinds of professional or personal mishaps.

Initially, insurance involved maritime and fire related risks. The scope of coverage gradually broadened to encompass other kinds of risks – to property (residential, commercial, vehicles) as well as to individuals (life, disability and health).

By investing the premiums paid in return for coverage by policyholders, insurers acquired expertise in asset management as well. Today, AXA makes the expertise it has accumulated in risk and asset management available to customers by offering solutions to their evolving savings, investment management and estate planning needs.

HELPING ECONOMIES GROW AND REDUCING RISK

Like insurance, the financial protection and wealth management business is a key driver of economic and social progress.

Sumerian traders (3 100 BC to 1 BC), who assumed the risk of their caravan trade, invented the first insurance pool. Pre-Lloyd’s insurance contracts enabled ship owners in the Middle Ages to transact marine business, while modern insurance companies began to appear during the Industrial Revolution. In each of these historical examples, insurance offered the safety net that allowed entrepreneurs to take the risks that produced and multiplied the wealth and comfort enjoyed in most developed countries.

By providing individuals with the support they need to recover from loss or damage to acquired property, insurance also helps to build social cohesion.

The essence of the insurance contract is mutuality. When divided among many individuals, each of whom pays a specified amount – known as a premium – for protection against an identified risk, compensation for an individual loss does not fall heavily on the actual victim, whether a person or a business.

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Promoting Responsible Risk Coverage

Much of what we think of as insurance expertise lies in the ability of professional underwriters to assess individual risks. The underwriting policy of the insurance company can have an impact on actual practice, particularly in the case of commercial insurance clients. The emergence of a steady stream of new risks, combined with the growing complexity of conventional risks, makes the task of underwriting particularly difficult. Well aware of the responsibility that this power to influence entails, AXA’s insurance subsidiaries are committed to enforcing underwriting policies that contribute to sustainable development for society as a whole.

When it comes to the ethical issues that confront insurers, AXA’s stance is clear. For example, genetic information is neither solicited from insurance applicants nor used to deny medical insurance coverage.

“ Interview with Denis Develey, Marine & Aviation line/AXA Corporate Solutions Assurance“

“At AXA Corporate Solutions, it is company policy to deny insurance coverage to vessels that are unable to prove to the company’s satisfaction that they are fully compliant with regulations and standards in force.

After the Prestige oil spill occurred, we immediately activated a crisis unit to examine all oil tankers in our portfolio of in force business. On the basis of this investigation, we decided that all business written involving fleets whose oil tankers are more than fifteen years old (all of which are single-hull vessels) would be subject to a full preliminary review by a committee of four experts.

The committee issues its recommendation when all the information needed to insure this type of vessel is available.

In this case, the analysis conducted by our technical advisors (five former ship captains) is essential in determining the outcome. For the time being, we have not decided whether to exclude single-hull vessels from coverage, because shipper’s fleets are generally made up of both single- and double-hull boats. Additionally, double-hull ships have fewer sea miles behind them and may present as-yet unidentified risks that will become apparent as they log in more sailing hours: inter-hull maintenance problems, the risk of explosion caused by fuel build-up between the hulls, etc.”

At the same time, AXA is fully aware of the responsibilities that go with leadership, and extends coverage to companies operating in industries that pose potential risks to society, provided that the latter are controllable if the appropriate protective and preventive measures are taken.

In lending its risk management expertise to these industries, and by working closely with corporate clients to identify and implement effective prevention programs, AXA contributes in a meaningful way to sustainable development.

Encouraging Prevention

AXA accordingly plays an important risk management role with respect to its commercial insurance clients.

Before agreeing to insure a business, AXA sends out specialists to perform risk audits on all or a representative sample of its operating facilities. During such audits, experts identify risk exposures, recommend preventive steps to be taken, and suggest ways of reducing the impact of losses that may occur.

If company management is reluctant to take the necessary measures, AXA often denies coverage.

On the other hand, AXA will generally extend coverage to companies that adopt a responsible approach to risk management, and that are willing to enforce whatever preventive/protective measures may be required. In fact, premiums and deductibles are determined in part on the basis of the level of prevention and protection in place. Moreover, risks previously excluded from cover may be reconsidered if appropriate remedial steps are taken.

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Insurers see prevention as an integral part of their business. Customers and society as a whole benefit from this expertise, because both the magnitude and frequency of risks are reduced. And companies like AXA benefit from a better claims experience and hence improved underwriting results.

“ Cofiroute: French Road Infrastructure Operator “

“AXA Corporate Solutions insures our corporate motor fleet. In 2001, the company provided us with information on the risk factors to which our company and its employees were exposed, even though Cofiroute had not experienced any serious or traumatic accidents up to that point. After thoroughly reviewing our claims history, AXA gave us a detailed description of how our employees actually behaved behind the wheel and how we could improve their safety. With the help of AXA Corporate Solutions, we launched a prevention plan in late 2001 that produced immediate results: by the end of 2002, we had reduced the number of reported claims by twenty percent. Although our claims frequency was quite low (0.13 in casualty insurance), we decided to focus our efforts on reducing property-casualty claims in 2003.

Determined to pursue this preventive approach and motivated by the desire to set the example – which is only natural considering that our job is to operate the road infrastructure in France – our chairman and CEO Dario d’Annunzio formally adopted a road safety policy on December 16, 2003, co-signed by Rémy Heitz, inter-ministerial head of road safety policy, and Gilles Evrard, professional risk manager for the French national health insurance fund for salaried employees.”

Combating Money Laundering

AXA rolled out its first set of internal AML procedures in the early 1990s. They were inspired by earlier regulations passed in France and the United Kingdom to prevent “dirty” money (i.e. the proceeds of illegal activities such as the trade in drugs and child labor) from being recycled back into the legitimate economy.

The need to adopt a framework and procedures that extended beyond what was strictly required by law was brought into sharp and tragic focus by the events of September 11, 2001. As of that date, the fight against financing terrorism became linked with efforts to prevent money laundering.

In November of the same year, AXA began to strengthen and improve its AML organization, devising a formal set of guidelines that are binding on all AXA companies operating in countries that have not enacted specific AML legislation. They describe the standards and procedures relating to reporting and organization that apply to all AXA companies.

All of AXA’s life, savings and asset management subsidiaries must appoint an AML manager, whose role is to discourage, identify and, when necessary, put an end to all such illicit activities within the company’s scope of operations.

The AXA Group Audit Department set up a dedicated unit in late 2001 to provide web-based support and information to local AML managers. This team relays information and international regulatory updates and produces an annual AML report that is sent to the AXA Management board member who oversees AML efforts at the corporate level.

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CHANGE IN NUMBER OF SUSPECTED CASES REPORTED IN FRANCE

The effort required to meet Group objectives in this area varies from one country to the next. However, the guidelines apply to all AXA subsidiaries and have inspired a number of strict and explicit procedures. At AXA France, for example, members of the salaried sales force are formally prohibited from accepting cash payment, and thereby turning a potential problem into a fail-safe solution.

In addition, AXA subsidiaries in France are working to provide training for all employees and distributors who may be directly impacted by the issue of money laundering. The global aim is to train all AXA France employees and distributors by June of 2004. Some 150 internal instructors are offering classroom training to 10,000 employees. For individuals whose potential for direct contact is much lower – some 15,000 employees and distributors – training is provided via an e-learning module.

“ Implementing AXA AML Policy in the United Kingdom Alun Jones, Head of Group Compliance, AXA UK“

“In line with AXA’s policy and reflecting local legislation, AXA UK has introduced an AML policy that has been implemented by all of our operating units. Each operating unit has devised a process that enables employees to report suspicions to a designated AML officer. In addition, all employees have received training that covers their responsibilities under AXA’s AML policy.

To meet specific regulatory requirements and to reflect the higher intrinsic risk of the type of business it transacts, AXA Life has introduced additional training on AML for its staff members who work directly with customers. As a result, we have observed a significant increase in the number of suspicious activities being reported.

AXA Insurance, AXA PPP and AXA Life have introduced transaction monitoring to identify suspicious activity. At AXA Insurance and AXA PPP, this entails keeping tabs on cancellations of commercial and personal lines early in the life of the policy. At AXA Life, all cancellations and surrenders of single premium investment products (investment bonds and mutual funds) are monitored. All operating units review their activity and share best practices at quarterly AML forums organized by AXA UK. Finally, AXA Life attends several industry benchmarking forums and sits on the Money Laundering Committee of the Association of British Insurers.”

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AXA’S ASSET MANAGEMENT BUSINESS AND SUSTAINABLE COMMUNITY DEVELOPMENT

To honor its commitments to customers, AXA has developed expertise in medium- to long-term asset management. This expertise is made available via AXA’s two asset management specialists: AXA Investment Managers and Alliance Capital.

On December 31, 2003, AXA managed total assets valued at approximately 775 billion euros, which makes AXA one of the world’s major investors in micro- and macro-economic development.

Responsible Investment

In 2003, AXA Investment Managers decided to incorporate the criteria used to manage SRI (Socially Responsible Investment) funds in certain sectors into the processes of financial analysts.

Particularly sensitive to the notion of corporate citizenship, AXA Investment Managers was a European pioneer in the field of SRI. In France, AXA Investment Managers formed a dedicated SRI unit in 1998, and has held regular client seminars on the subject since 1999.

Since 2003, a full-time team of six manages SRI funds (equities, bonds and micro-loans) at AXA Investment Managers. Together, these funds have aggregated more than 460 million euros to date. The team’s investment decisions are made on the basis of data and strategic considerations provided by internal sources as well as information from a corporate social responsibility rating agency.

The leading vehicle in AXA IM’s growing family of SRI funds is AXA Euro Valeurs Responsables, an equity fund for retail and wholesale clients with total net inflow of more than 172 million euros since it was created in 2002.

AWF DEVELOPMENT is an AXA Investment Managers fixed-income fund that invests in organizations that provide financing for sustainable development projects, in particular micro-loans to businesses in emerging markets.

“ Pascale Sagnier, Head of SRI Fund Management at AXA Investment Managers Paris “

“We rate the companies we analyze on the basis of a thorough financial and social research process that includes face-to-face encounters with management. The decision to integrate a stock into an SRI portfolio reflects our belief in the company’s ability to comply with sustainable development principles while also generating a sustained profit.”

AXA Investment Managers has also developed EasyETF Aspi Eurozone, a tracker that replicates Vigeo’s ASPI index.

In the area of employee savings, AXA Investment Managers manages the largest mutual fund for French employees that invests on the basis of SRI criteria (241 million euros under management). The AXA GENERATION range, which invests in both fixed-income and equity securities on the basis of social and environmental criteria, was among the first three funds to be labeled by the French inter-union commission.

CAPITAL SOCIALEMENT SOLIDAIRE is an investment vehicle that was developed to meet the socially responsible investment needs of a number of complementary, employer-sponsored retirement savings schemes available to French employees.

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ASSETS UNDER SRI MANAGEMENT, AXA INVESTMENT MANAGERS (in euro millions)

Responsible Proxy Voting

As an asset manager, AXA is also responsible for exercising proxy voting rights at annual shareholder meetings. It votes in accordance with the interests of its clients, which include encouraging good corporate governance practices, which AXA believes contribute to maximizing shareholder value over time.

Accordingly, both AXA Investment Managers (AXA IM) and Alliance Capital have adopted formal procedures and practices.

Committees comprised of senior fund managers from AXA IM’s London and Paris offices supervise the company’s voting policy on the equities under management.

Jean-Pierre Hellebuyck, a widely respected expert in corporate governance who currently chairs the Corporate Governance Commission of the AFG (Association Française de la Gestion financière), chairs the Paris committee. The committee’s London-based counterpart includes a member of the Investment Committee of the Association of British Insurers (ABI), a leading authority on corporate governance issues. Thomas O’Malley, head of corporate governance at AXA IM, serves on both committees.

“ Thomas O’Malley, Corporate Governance Officer at AXA Investment Managers “

“AXA IM’s approach is based on a set of clear guidelines that inform our voting decisions. They clarify our expectations for the companies in which we invest on behalf of clients and explain our voting decisions. We feel they have an obligation to protect the interests of their shareholders, which means adopting best local practices of corporate governance. In France, AGF (Association Française de la Gestion financière) recommendations provide guidance. In the United Kingdom, our voting decisions are informed by research conducted by the ABI.”

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The voting policy adopted by AXA IM recognizes the differences in corporate governance practice between markets in which it invests. It expects companies to meet or exceed local “best practice” standards or to explain satisfactorily why specific company factors mean that these should not apply – “comply or explain.” It regards transparency as an important theme in good governance – shareholders need full information on which to judge company performance and call directors to account. Board structure, defense of shareholder rights and the link between executive compensation and value creation are key issues in the policy.

Alliance Capital, a US-based subsidiary of AXA with 376 billion euros in assets under management, publicly recognizes its “fiduciary duty to vote proxies in a timely manner and make voting decisions that are in our clients’ best interests,” with special emphasis on corporate governance issues.

Accordingly, Alliance Capital “supports resolutions that encourage full disclosure and responsible governance. For example, Alliance Capital will support resolutions that enhance shareholder access to the proxy, that call for a majority of independent directors on the board, or that favor the separation of chairman and CEO positions...”

(see Alliance Capital’s Proxy Voting Manual published in July of 2003).

The company has formed Proxy Voting Committees, whose members include investment professionals and a representative of the corporate legal department, to ensure that its proxy voting policies are carried out.

Responsible Real-Estate Asset Management

Real-estate assets account for 4 percent, or 31 billion euros, of AXA’s total assets under management. Because property is a tangible good, the way in which it is managed can have direct environmental impacts.

Office and residential properties owned by the company are managed by AXA Real Estate Investment Managers (AXA REIM), a dedicated real-estate specialist. Its largest subsidiary is AXA REIM France, which manages real-estate assets valued at 10 billion euros, roughly a third of total real-estate assets.

One of the top priorities in recent years has been to incorporate ambitious health and safety criteria into real-estate management that meet the most stringent environmental standards. Similarly, efforts have been made to work with general contractors to discourage the use of illegal alien workers on construction sites.

Now that objective has been met, AXA REIM France and building management specialist Altys, already ISO 14000 certified for some of the sites under management, are working together to promote quality by adopting the highest environmental standards.

AXA and Environmentally Responsible Forest Management

AXA REIM France is among the five largest owners of privately held forests in France. It has mandated the management of the 22,000 hectares it owns to Société Forestière de la Caisse des Dépôts, a specialist in the field that follows sustainable forest management guidelines for individual tree maintenance, respect for biodiversity and natural landscapes, the conservation of ecological landmarks and water, soil quality maintenance, and rational cutting methods.

In 2003, this sustainable management model was the first in France to obtain ISO2001 certification from AFAQ, France’s leading national compliance assessment organization.

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As part of this effort, last year AXA REIM France analyzed its practices on the basis of the fourteen criteria set forth under the French environmental quality standard HQE. The analysis revealed that AXA REIM has acquired expertise in environmental management, notably with respect to sanitation, water and air quality in its buildings.

AXA REIM France intends to acquire the methods and tools needed to obtain socially and environmentally responsible status for its entire real-estate portfolio.

The AXA REIM management team has devised a set of written environmental standards, which will serve as the source of best practices to be adopted or more broadly rolled out with the aim of meeting HQE standards in such areas as noise pollution and responsible water and energy use. Both general contractors and building maintenance firms will be required to comply with these practices.

Later on in 2004, these policies and environmental reporting system will be tested on a pilot construction site. Based on the system developed for AXA’s administrative facilities, environmental reporting ultimately be required for all properties under AXA REIM management. Before making its expertise available to all of AXA REIM AXA REIM France will seek formal certification for the process.

ASSISTING PEOPLE

An extension of the insurance business, assistance involves the provision of in-kind services in the event of certain mishaps. Services provided range from vehicle breakdown assistance and home repairs to medical repatriation for policyholders who fall ill or have an accident while traveling abroad.

AXA Assistance offers AXA clients and those of other companies – credit cardholders, for example – an additional level of service that responds to the growing demand for ease and rapidity following an insurable loss.

To further its mission, AXA Assistance works with a vast international network of external service providers, in France and abroad, whose expertise encompasses virtually every domain: automobile mechanics, plumbing and painting, medical transportation and outpatient care, hospital care and home help.

AXA Assistance currently offers services in more than thirty countries, and can repatriate those in need from any country in the world.

For AXA’s multinational clients, AXA Assistance has developed a unique service designed to protect the human capital of employers. Through its subsidiary Emergency Medical Care (EMC), AXA sets up temporary facilities that provide emergency medical services onsite. EMC, which joined AXA Assistance in 2000, was founded in 1998 by emergency medical care specialists. It establishes emergency medical care centers for multinationals operating in countries that do not have adequate local hospital systems, such as Nigeria, Libya, Chad and Algeria. At the request of a large French multinational, EMC will soon be providing training in pre-hospital emergency medical care for physicians in China, including internships in France.

EMC also provides occupational medical care for the employees of its corporate clients, under which care is offered not only to expatriates but also to local workers. The structures and methods developed by EMC meet Western standards of care and focus on prevention and early diagnosis.

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EMC sets up temporary onsite medical facilities for its own clients and for the World Bank. In this capacity, it ensures the health and safety of workers assigned to the Chernobyl nuclear power plant.

Often called on to make services available in developing countries, EMC seeks to ensure compliance with both local and international regulations. Particularly attentive to ethical issues, EMC once refused a project due to the widespread practice of bribery in the country in question.

EMC’s expertise also extends to the creation of health plans for employees working worldwide. In the case of one such client, a multinational oil company, the project mobilized the equivalent in person hours of sixteen months of half-time work onsite.

In its three years of operation, this lean structure with highly sophisticated medical skills has participated in several projects aimed at improving medical care for disadvantaged groups in developing countries.

DOING BUSINESS RESPONSIBLY: AXA’S COMMITMENTS

The AXA Group today is the result of series of mergers involving much older insurance companies that began in France in the 1980s and then entered the international arena. From the outset, the Group has built its corporate culture on the notion of what is now often referred to as corporate citizenship.

For many years now, AXA Group subsidiaries have developed and adopted best practices in virtually every domain – including employment, philanthropy and corporate governance – with the aim of satisfying their customers, their shareholders and their employees.

Henri de Castries, Chairman and CEO of AXA since 2000, cultivates this heritage. He has taken the concept a step further by establishing Stakeholder Commitments, a set of guidelines applicable to AXA operations worldwide.

Thanks to the dedication and involvement of members of the AXA Executive Committee, these commitments were finalized in 2003. They offer a succinct presentation of the spirit of responsibility and empowerment that characterize AXA’s relationships with its key stakeholders: customers – shareholders – employees – suppliers – community and environment.

Members of the AXA Executive Committee have also appointed a sustainable development manager for their operating units, responsible for devising action plans designed to ensure compliance with AXA’s Stakeholder Commitments. They form a sustainable development network, coordinated at the corporate level. In June of 2003, the first seminar for members of the network was held to devise the first set of action plans.

Adherence to International Declarations and Initiatives

     AXA is a formal adherent to:
Universal Declaration of Human Rights - UN
 International Labor Standards - ILO
      Global Compact - UN (2003)
UNEP (United Nations Environment Programme)
Finance Initiative – UN – (2002)
Carbon Disclosure Project (2003)

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AXA Participates in Sustainable Development Week in France

The French government sponsored the country’s first nationwide Sustainable Development Week from June 2 to 6, 2003. Naturally, AXA operating units in France were active supporters of the weeklong series of events. In addition to a used computer drive benefiting elementary schools, AXA took advantage of the opportunity to raise employee awareness of the importance of sustainable development and AXA’s Stakeholder Commitments. A contest was held to solicit easy to implement ideas that would serve as tangible examples of these commitments. More than 200 employees came forward with suggestions, which covered areas from waste reduction to investment portfolio management. The best ideas were incorporated into the sustainable development action plans devised by AXA’s operating units in France.

AXA AND ITS CUSTOMERS

Our Challenges

Improving customer satisfaction is one of AXA’s strategic objectives.

In an intensely competitive industry, the ability to attract and retain customers is essential. A satisfied customer is a source of growth for AXA, since its customers currently own an average of less than two AXA products each. The Group’s potential for organic growth is thus high, provided that both the service quality and products delivered meet or exceed the expectations of customers. Moreover, satisfied customers enhance the company’s image, thereby increasing its ability to attract new ones.

Our Commitments to Customers

Effective local service

  Constantly strive to ensure that its employees and networks of advisors are close to customers and available.
  Respond quickly and efficiently to customer requests and ensure quality follow-through.

Professional expertise

  Continually work to enhance products and services by listening to customers in order to determine their needs.
  Provide employees with the training and tools they need to deliver sound advice to customers.

Professional code of ethics.

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Living Up to these Commitments

Effective local service

In 2002, AXA embarked on a program of continuous process, whose aim is to enable AXA organizations to respond to customer needs and expectations in optimal fashion.

To acquire more precise information about customer needs and expectations, which may differ from one country or region to the next, AXA conducts regular Customer Scope surveys to measure satisfaction. Developed by AXA in 1999 for use by its subsidiaries, the survey contains a series of questions that pertain to various business lines or segments. Questionnaires are sent on a regular basis to representative samples of customers.

The results of these surveys are used locally to identify and address customer concerns through targeted actions.

Customer Scope and the continuous improvement process are stepping up efforts to refocus AXA organizations around customers and their needs and to improve the level and quality of service AXA delivers.

At the same time, customer satisfaction and retention are top strategic priorities for AXA as a whole. For this reason, the global level of customer satisfaction has been identified as one of AXA’s Key Performance Indicators (KPIs) and is measured from year to year.

Rollout of the AXA Customer Scope By year-end 2003, 19 AXA companies in 12 countries were using Customer Scope. Together, they represent 80 percent of consolidated revenues in 2003.

Making Continuous Improvements

In 2002, AXA launched a continuous improvement program whose aim is to achieve operational excellence and change internal business processes through people.

Based on the voice of the customer – that is, what the customer says he or she wants and needs –AXA Way is of critical importance in executing business strategy. The program provides a detailed and rational method for bringing about significant improvements in the quality of the service delivered, while empowering employees to make the necessary changes.

As Henri de Castries has said, “this is a powerful tool that harnesses all of the internal energies we have to mobilize in order to step up the pace of our quest for operational excellence.”

AXA Customers in Germany:
Better Informed in the Event of a Loss

Recent Customer Scope surveys carried out in Germany showed that, for more than 80 percent of AXA’s customers there, the most important issue is timely and accurate information following a loss. While 55 percent of those surveyed prefer to be informed in writing within a week of having filed their claim, only 22 percent were actually receiving letters summarizing key information. Another 31 percent received letters, but not within a week, while another 47 percent got nothing in writing at all. The root cause of this situation was simply that the information process relative to claims was designed to meet the needs of the company, and not those of its customers.

A project team set out to remedy the situation by collecting and analyzing the most frequently asked questions and devising a template. This specimen letter tells customers how their loss will be settled, who is handling the related claim, and how to go about arranging for repairs. This initiative quickly led to three significant improvements: the number of calls to the company for claims-related information decreased by 50 percent; customers are more satisfied with the information they receive; and the rate of retention among homeowners’ policyholders who have experienced a loss has increased significantly.

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Expertise

To ensure that its products meet evolving client needs, AXA solicits and responds to feedback from customers. In 2003, AXA Financial introduced “Accumulator 2”, an improved version of the Accumulator product, the first variable annuity product introduced in the United States, in the 1990s.

Accumulator 2 is one of AXA Financial’s most successful products. In 2003, it accounted for more than 53 percent of all new business of AXA Financial, generating some 8 billion dollars in revenues.

Statement of Professional Ethics

Most of AXA’s subsidiaries adhere to the professional code of conduct in force where they operate. Some, such as AXA Financial and AXA UK, have also adopted company-wide codes of conduct.

In the interest of harmonizing the ethical rules that govern AXA’s customer relationships, a compliance guide has been developed for the Group as a whole.

In addition to the domestic and international regulations to which AXA subsidiaries are subject, the AXA Group Compliance Guide is based on the following fundamental principles:

Qualified advice: we undertake to advise our customers after listening to them and making a personalized and thorough preliminary analysis of their real needs.

Clear and honest information: we undertake to always give our customers information that is clear, honest and well grounded on the insurance coverage acquired, the services to which they are entitled, the status of their savings, etc.

Non-disclosure of confidential client information: we undertake to refrain from disclosing any and all information that we may acquire on the personal life, assets and activities of our customers.

Fairness: we undertake to manage faithfully the accumulated benefits and entitlements of our customers, and to manage impartially all conflicts of interests that arise between AXA customers.

Fight against fraud and money laundering: we undertake to fight against fraud and money-laundering by informing our customers of their legal and tax obligations and by reserving the right to verify:

  The veracity of the information and disclosures submitted to us;
  The origin of funds entrusted to us.

AXA provides its customers with avenues such as dedicated complaint departments for expressing and resolving disputes that may arise with the company.

“ Carmine Lacognata, Branch Manager in Tampa, Florida (US)“

“I’ve been working with the company’s annuity product development group for a couple of years, most recently in the development of Accumulator Series ’04. The company is smart to get the perspective of sales managers and associates. We interact day-to-day with investors and clients, and hear their goals and concerns about financial security. In the process, the product design people balanced features the field was looking for with the company’s need to create a profitable product that would meet regulatory constraints. They were very receptive to field input – an effective way for the company to go to market with timely, competitive products.”

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Excellence in Customer Service: Awards That Went to AXA in 2003

  In the United Kingdom, an AXA PPP healthcare employee won a National Customer Service Award. Some 1,000 candidates from 300 companies were in competition for this honor.
  AXA Financial in the US was awarded the Seal of Excellence for the quality of its investor account statements by DALBAR –a leading US research, ratings, and rankings agency specializing in various financial service fields, including insurance.
  AXA Australia’s ipac Securities outranked 124 other firms in a 2003 survey on the quality of financial planning advice conducted by the Australian Consumers Association (ACA) and the Australian Securities & Investments Commission (ASIC).
  The AXA New Zealand call center was named the best in the insurance sector for the third year running, beating eight other contenders. Criteria used to measure performance include quick phone pick-up, friendly greetings, listening skills, product knowledge and other service related factors.

Professional Distinctions Earned by AXA Companies in 2003

  The UK publication Your Money named AXA PPP healthcare the best private medical insurance provider for the third time.
  The judges were impressed by the company’s comprehensive product range, and the high level of services provided by the
  Health at Hand telephone service, available to customers 24/7.
  For the second year running, AXA Investment Managers was singled out as the French asset management firm of the year by the UK publication Financial News.
  AXA in Australia and New Zealand received the InvestorWeb Research Six Star Award in international equities category for one of its funds.
  In France, the publication Le Revenu gave first and second place awards to AXA Investment Managers for the performance of certain equity funds.
  AXA France received an Oscar for innovation in life insurance from the French publication Gestion de Fortune.

Distributors: A Front-Line Force

As AXA’s initial interface with customers, distributors must meet the tough challenge of providing consistently high-quality advice and customer service.

Their high professional standards have contributed to making AXA a global leader in financial protection and wealth management, with approximately 50 million customers worldwide. Their energy and ability to perform are critical drivers of underlying earnings growth, which is a key factor in shareholder satisfaction.

Recognizing the pivotal role of distributors, AXA has made it a priority to ensure that they are given the opportunity to continuously enhance their level of expertise and capacity to deliver optimal customer service. Distributor training programs are rolled out locally, favoring a focus on relevant needs and issues.

In the United Kingdom, AXA Insurance developed a web-based tool that helps brokers better address the needs of their small and mid-sized business clients. Among other things, the new tool allows brokers to answer all customer queries in a single phone call. The system was recently hailed with an Insurance Times award.

In Ireland, AXA launched a program designed to encourage brokers to innovate by recognizing brokers and their staff who come up with novel ideas aimed at improving customer service. In 2003, more than 200 ideas were submitted.

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Inspired by the Customer Scope survey, the more recent Agent Scope was developed to help AXA companies identify what distributors need in order to improve customer service and sales performance. In 2003, the survey was run as a pilot by AXA subsidiaries in France, Germany and the United States.

Agent Scope
Rolled Out Group-wide

Agent Scope has been tested so far in pilots rolled out in the US and in Germany, which means that 31.5% of its 26,507 tied agents or sales associates worldwide have been exposed to the survey tool.

The questionnaire was devised on the basis of interviews conducted with local distributors in these markets, which revealed that the issues are similar from one country to the next. As the survey is rolled out more broadly, other interviews will be conducted to ascertain whether and how questions should be adapted to address local issues.

The questionnaire was devised on the basis of interviews conducted with local distributors in these markets, which revealed that the issues are similar from one country to the next. As the survey is rolled out more broadly, other interviews will be conducted to ascertain whether and how questions should be adapted to address local issues.

To ensure absolute confidentiality, surveys are processed by an outside provider. The results of these surveys are used locally to draw up action plans aimed at improving the relationship between the company and the distributor, which ultimately leads to better service for end customers.

AXA’s Financial Planning Platform in Asia / Pacific

Consistent with its aim of becoming a top player in the Asia-Pacific life insurance market by developing its financial advisory services platform, AXA Asia Pacific Holdings acquired the wealth management advisor ipac Securities Limited in 2002. ipac, which analyzes customer lifestyles to develop solutions for reaching short- and long-term financial planning needs, has separate sales development and CRM teams.

AXA AND ITS SHAREHOLDERS

The detail of this part is presented in the section “Introduction” of this Annual Report.

AXA AND ITS EMPLOYEES

Our Challenges

In a service industry, where patent protection is non-existent and innovations are rapidly copied, a company’s most valuable assets are the men and women it employs. Its greatest source of strength is their expertise and motivation. AXA’s biggest challenge, therefore, is to develop human resource and employment practices that attract and retain the best and the brightest in the market.

But AXA must also ensure that its workforce receives the ongoing training needed to constantly build competency and expertise. In addition, the quality of the workplace and employee morale must be monitored on a regular basis.

AXA’s Commitments to Employees

  To provide a workplace in which employees are respected.
  To encourage a management style that empowers and develops people.
  To measure progress in employment practices and employee morale.

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Living up to our Commitments

As a decentralized group, AXA sets forth general guidelines in the area of employment and human resources. Specific action plans are implemented by its subsidiaries to address local concerns.

A Workplace Where Employees are Respected

Although compliant with both the UN’s universal declaration of human rights and ILO regulations, AXA recognizes that as a provider of financial protection and wealth management solutions, it is not directly exposed to serious social problems such as child labor and slavery. With respect to issues that are relevant to its operating environment, therefore, AXA promises to:

  provide equal opportunity and respect diversity
  demonstrate opposition to workplace harassment
  promote constructive dialogue between all company stakeholders support employee efforts to achieve a healthy work-life balance.

Because French law prohibits the compilation of statistics based on racial or ethnic origin, AXA uses gender equality as an indicator of equality of opportunity in the workplace.

Men and women are equally represented in AXA’s total workforce. However, women are over-represented in non-management positions, are less present than men at the middle-management level, and under-represented in senior management jobs. In France, the current gender imbalance in management stems in part from past educational practice. Until recently, women were not generally channeled into the kind of training that leads to the top jobs in the insurance industry. This situation is evolving, however, and change is beginning to be felt within AXA (see below).

WOMEN IN THE AXA WORKFORCE IN 2003 (5 HISTORICAL COMPARISONS: MALE/FEMALE GENDER BREAKDOWNS)

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AXA is also sensitive to the issue of employing the disabled. A number of AXA subsidiaries, both in France and abroad, have developed policies aimed at encouraging the hiring of disabled persons, which now make up just under 1 percent of the Group’ total workforce.

AXA France Supports Employment Opportunities for the Disabled

AXA France counted 443 disabled workers among its employees in 2002, 3.5 percent of the total workforce. In 2003, it entered into a four-year agreement with trade unions to promote the hiring of disabled workers. Under the terms of this agreement, which also covers previously hired disabled employees, AXA France agrees to increase the number of disabled staff to 5 to 6 percent of the total workforce over the next four years. AXA will also offer work study/apprentice contracts to the disabled and occupational training. Efforts will also be made to tailor job requirements to the special needs of the disabled, provide better access to work facilities, and adapt workstations and work scheduling. “Mission Handicap” has been formed to ensure enforcement of the agreement.

The importance of establishing a genuine labor-management dialogue is deeply ingrained at AXA. Constructive communication helps to sustain employee morale, an essential factor in implementing the Group’s development strategy.

This conviction is reflected in the union voucher program established in France in 1991. Aware of the importance of maintaining dialogue between employer and employee, and in light of the low level of labor involvement in France, AXA invented the “union voucher,” a check sent to Group employees in France to be submitted to the labor union of his or her choice. The aim of this gesture is to improve both the impact and the quality of the labor-management dialogue.

The dialogue with personnel representatives is organized and conducted at the local level. In addition to regularly scheduled meetings, opportunities for encounters may be provided when events – such as restructuring – require additional discussion.

AXA’s European Works Council (EWC) plays a role that extends well beyond what is required by law. The EWC, which brings together personnel representatives from AXA’s principal European subsidiaries, was created to promote information, dialogue and consultation on strategic, economic and employment issues that affect Group operations in Europe.

The EWC bureau meets monthly with the head of human resources for the AXA Group to review operations and events. Twice a year, the EWC holds plenary session meetings attended by AXA Chairman and CEO Henri de Castries.

AXA FRANCE/TRADE UNION AGREEMENTS

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“ Interview with Daniel Vaulot, EWC Secretary “ What is your assessment of the quality of the dialogue between AXA and the European Works Council (EWC)?

“Without a doubt, AXA’s EWC is one of the most active in terms of dialogue – due in part to AXA’s decision to go beyond the requirements of law. At the same time, we would like to be granted additional resources to conduct economic investigations. The Group’s emphasis on maintaining a high quality labor-management dialogue is evidenced by Henri de Castries’ attendance at the two plenary sessions held annually. During these meetings, employee representatives from AXA companies in Europe are able to ask the CEO direct questions and air views directly.

While the EWC is no substitute for negotiations that take place at company level, it does provide a forum for reviewing and promoting better labor practices at AXA. The most compelling example in 2003 was the work done on service and call centers. The EWC’s employment sub-committee submitted a white paper that reviewed practices at AXA’s European subsidiaries and concluded that, while far from being completely satisfactory, AXA’s commitments to employees are globally honored. Unlike many other companies, AXA has not outsourced this activity.”

An Empowering Management Style that Develops People and Encourages Performance

AXA seeks to enhance employee motivation and performance in line with company-level strategic objectives and in accordance with AXA values: professionalism – innovation – pragmatism – team spirit – integrity. In support of these aims, the AXA management style encourages:

Quality information on key priorities: Employees are kept informed of the strategies, objectives and results of the Group, their company and their work unit. In this respect, internal communications plays a key role in devising and disseminating published information resources and holding local meetings. Leaders, the Group’s internal magazine for employees, is published in nine languages.

Clear individual objectives: Managers are expected to meet with their employees annually to review past performance and set future objectives. These meetings help employees to understand how they contribute to meeting company-level objectives.

The support from managers needed to excel professionally and contribute to improving company performance. Once again, the annual performance appraisal plays a key role in elucidating training needs related to current job performance as well as future career development and opportunities.

Performance-based systems of compensation and rewards.

Employees are paid on the basis of their skills, their individual contribution and the performance of their company, in line with local regulations and prevailing wages in the local market.

Since 1995, AXA University has offered the AXA Manager Seminar, a training course in the AXA management style.

AXA managers who have completed
the AXA Manager seminar (%)

Since 1995, the year in which the AXA Manager seminar was launched, 90% of the target has completed this management seminar (19,000 senior and middle managers).

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Monitoring and Increasing Employee Engagement

Since 1993, AXA has been using the Scope survey to assess the degree to which employees adhere to Group values and to measure their satisfaction with the quality of their work environment and management. The Scope survey is made up of some fifty questions, grouped under seven dimensions: manager’s qualities, organization efficiency, empowerment, strategy perception, engagement/openness, support and working conditions, and evaluation. Employees are asked to respond to each question based on a five-point scale of satisfaction.

Detailed feedback from Scope is provided to all levels of management – the Group, the company and the work unit, with the aim of revealing organizational strengths and weaknesses. Local action plans drawn up on the basis of these results seek to improve employee satisfaction by addressing concerns and improving workplace efficiency and the quality.

The AXA Group has devised a global Scope KPI to measure the level of employee satisfaction in general. It is defined as the arithmetical mean of index scores for all Scope questions for all AXA subsidiaries.

Given the high response rate for this type of survey, Scope results are considered to be an accurate barometer of employee satisfaction.

GLOBAL EMPLOYEE SATISFACTION AT AXA

(GRAPH/THREE YEARS)	(GRAPH SCOPE RESPONSE RATE)

N.B. A score above 40 can be considered a strength for the organization. Conversely, a score below 25 constitutes a weakness.

AXA Tech Gets Mobilized after Scope 2002

In 2002, AXA Tech employees gave the company a relatively low empowerment score (20). The company – founded in January of 2002 to provide IT infrastructure services to AXA businesses worldwide – responded by setting up voluntary focus groups comprised of five to ten employees each in the United States, the United Kingdom and France. Their mission was to gain a deeper understanding and insights into areas highlighted by the Scope results, and to develop recommendations for improvement. Their suggestions were reviewed by management and translated into a global action plan.

Judging from the results of Scope 2003, the focus group process was effective: AXA Tech’s empowerment score increased by 16 points, while its overall satisfaction rate was up by 18 points.

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AXA and Outsourced Business Solutions

AXA inherited the company that would become AXA Business Services when it acquired Guardian Royal Exchange in 1999. Today, this shared-services platform meets the back-office processing needs of AXA subsidiaries operating in the United Kingdom, Australia and Japan.

AXA Business Services has two sites in Bangalore, India. Its 800 employees provide back-office services that were previously outsourced locally to external suppliers.

More than 70 percent of the company’s workforce is made up of university graduates. Employing this highly skilled workforce has contributed significantly to increasing the competitive position of European business operations and, in the longer run, to saving jobs. In the United Kingdom, for example, fixed overhead costs were too high. AXA was faced with the prospect of either closing the company or drastically cutting operating costs. Outsourcing certain back-office services to AXA Business Services helped the UK operation to remain in business. According to Henri de Castries: “It simply makes no sense to say we are in favor of helping emerging countries to develop while refusing to offer employment to which their competitive posture allows them to aspire. Hiring graduates of Indian or Chinese universities is as legitimate as hiring those from Western universities with the same credentials.”

Concerned with the consequences of this outsourcing decision, the European Works Council (EWC) visited AXA Business Services in March of 2003. The observations of the EWC delegates who visited AXA’s operation in India can be summarized as follows (with their consent):

AXA Business Services is a highly efficient operation with a well-motivated workforce. The activity does not directly impact on any current AXA jobs, according to the EWC, but could have ramifications for future employment if the role of AXA Business Services is expanded at the expense of jobs at other Group companies. This is particularly true in the United Kingdom, where AXA has announced that 700 jobs will be eliminated in 2004.

Working conditions are comparable to those enjoyed by AXA employees in the United Kingdom, and local facilities include many amenities (television lounge, gym facilities, etc.). Compensation levels also compare favorably to local market rates. Employees are represented via an employee satisfaction committee, but this is a fledgling organization. Turnover at the company is eight percent, compared to the national average of thirty percent.

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2003/2002 (a) SOCIAL INDICATORS (on a constant structural basis – with 2003 as the base year)

	2003	2003/2002 change	2002 (a)

WORKFORCE

Non-sales staff	75,564	(4.7%)	79,290
– Senior managers	2,227
Men	79%
Women	21%
– Managers	16,836
Men	62%
Women	38%
– Employees	56,501
Men	40%
Women	60%

Sales staff	15,060		15,034
Men	61%
Women	39%

TOTAL WORKFORCE	90,624	(4%)	94,324

– Tied distributors	26,507	+ 0.8%	26,285
Men	78%		76%
Women	22%		24%

TOTAL WORKFORCE	117,131	(2.9%)	120,609

Men	55.3%
Women	44.7%
Average age of employees	40
Non sales force	40
Sales force	41
Average length of service
Non sales force	12,5
Sales force	8
Temporary employees (non-sales force)	3,233
Employees with disabilities	1,048

COMPENSATION AND BENEFITS

Total payroll in euros (all employees)	4,278,886,533
Ratio variable / total compensation	18%
Number of employees holding stock options	3,169 (b)	+ 21%	2,610

(a)	Statistics for 2002 have been adjusted since they first appeared. A problem occurred when this data was originally consolidated, with the result that some personnel categories were counted twice. The figures for 2002 and 2003, printed in this year’s document, should be considered as the correct ones.
(b)	Retired beneficiaries included (90).

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CHANGES IN STAFFING LEVEL	2003

Non sales force
– External recruitment (open-ended employment contracts)	5,906
– Fixed-term employment contracts transformed into open-ended contracts	679
– Departures	10,311
of which dismissals	28%
of which resignations	50%
other (retirement, etc.)	22%
– Net number of new jobs created during the year (external recruitment
+ fixed-term contracts transformed into open-ended contracts - departures)	(3,726)
Sales force
– External recruitment (open-ended employment contracts)	4,526
– Departures	4,500
of which dismissals	43%
of which resignations	54%
other (retirement, etc.)	3%
– Change during the year (external recruitment - departures)	+ 26
TRAINING

Average number of days spent in training per employee

Non sales force	2 days (a)

Sales force	6 days (b)

% of employees who participated in at least one training program during the year

Non sales force	63%

Sales force	60%

WORKWEEK – ABSENTEEISM

Average number of days worked per annum	256

Average number of hours worked per week	36

(non sales force, employees)

% workforce working part-time (not including salaried sales force)	10.7%

Rate of absenteeism – all employees

Non sales force	4.6% (c)
of which, due to illness / maternity leave	98,3%
of which, due to a workplace accident	1,7%
Sales force	3.2%

(a)	Basis of calculation: 86% of non-sales staff.
(b)	Basis of calculation: 60% of sales staff.
(c)	Basis of calculation: 77% of non-sales staff.

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AXA AND ITS SUPPLIERS

Our Challenges

With annual procurement costs of close to four billion euros and relationships with more than 40,000 suppliers and sub-contractors worldwide, the purchasing process is critical for the Group.

The way in which AXA selects suppliers is also important. In addition to the usual cost/benefit considerations, AXA screens vendors on the basis of economic, social and environmental criteria and practices. Business ethics also enter into both the initial selection and subsequent monitoring of business partners that come in direct contact with AXA customers.

By creating this virtual circle, AXA acquires protection against practices that could ultimately harm its reputation or the quality of its service delivery.

AXA’s Commitments to Suppliers

Maintain quality relationships:

  by adhering to a clearly defined code of purchasing conduct;
  by promoting ongoing dialogues;
  by respecting the terms of payment.

Encourage our suppliers to be socially and environmentally responsible.

Living up to these Commitments

A Group Procurement Department was set up in 2002 to streamline and harmonize the purchasing process for all AXA subsidiaries.

A Special Code of Conduct Governs Procurement

AXA expects its employees to behave in an exemplary manner in their contacts with suppliers. A special code of conduct, developed in 2002, sets forth the following obligations for buyers:

  Disclosure/Confidentiality. Supplier offers are strictly confidential, as is the content of any contracts entered into.
  Fairness/Competitive bidding. All participants in requests for proposal, which are issued by AXA for all contracts involving 15,000 euros or more, are treated in accordance with the highest standards of honesty and fairness.
  Objectivity/Neutrality. AXA employees are prohibited from accepting gifts, entertainment or substantial value from existing or potential vendors that could cast doubt on their ability to make independent judgments.
  Transparency/Traceability. All relevant factors with respect to a purchasing decision must be recorded and kept on file at least until the end of the amortization period for the property in question.

Encouraging Adoption of the Group Procurement Code

Total procurement spending in 2003:
€ 3.9 billion.

In terms of volume, 50% of these purchases were made via procurement departments and 55% were made via procurement departments that have signed AXA’s Code.

This Code, or an amended version of it, is disseminated to and signed by all employees involved in the local procurement process. The Business Partners Department at AXA France, which manages relationships with nearly 5,000 AXA-approved suppliers, has adapted the Code to its activity. The department’s annual business with providers of in-kind claims-related services (auto repairs, loss adjustments, home repair and renovation specialists) totals around 1.5 billion euros.

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Encouraging Dialogue with Suppliers

Ongoing dialogue is the key to strong relationships with suppliers. It increases the likelihood that issues can be dealt with before they become full-blown problems, and also fosters a global approach to related services. The decision to establish a Key Suppliers Account Manager (KSAM) program supports this dual aim.

Under the program, procurement departments identify their key suppliers, and assign each one with a single contact at AXA. Through monthly face-to-face meetings, supplier and account manager are able to discuss issues related to the relationship and expected level of service.

AXA has identified 15,000 regular active suppliers. A thousand of them are considered to be key, either because they provide a mission critical service or product or because the volumes involved are significant. Information on these mission-critical suppliers has been put into a shared database to facilitate oversight.

The AXA-Supplier Relationship AXA maintains regular contact with 30% of its key suppliers (pie chart).

The Virtual Circle of Sustainable Development

It is important for AXA to ensure that the suppliers with whom it has developed and maintains lasting relationships believe that their own business development, as well as the quality of their service or product, is related to social and environmental responsibility.

In order to encourage this attitude on the part of its suppliers, AXA is gradually incorporating questions pertaining to sustainable development issues into its request for proposal process. Ultimately, such questions will be standard practice. In a related development, AXA is introducing a sustainable development clause into the contracts that bind the company to its suppliers.

AXA AND THE COMMUNITY

Our Challenges

Our core financial protection and wealth management business places us at the heart of community life. Whether our customers are individuals, businesses, local communities or non-profit organizations, the way we do business has an impact on others. Above and beyond our role as a provider of financial protection and wealth management solutions, our relationship with the outside world makes active participation in community life both a right and an obligation. Interaction with the community is a source of both pride and cohesion for AXA people around the world.

AXA’s Commitments to the Community

  Develop philanthropic initiatives that are related to our core business.
  Share our expertise with the community, particularly in the area of prevention.

Living up to our Commitments

AXA Hearts in Action: a commitment to solidarity

“As we see it, corporate philanthropy is the natural extension of the business and values of the organization. As important as financial donations and sponsorships are, they cannot replace voluntary involvement on the part of our people.”

Henri de Castries, Chairman and CEO of AXA.

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As a provider of financial protection and wealth management solutions, AXA seeks to develop lifelong relationships with its customers. AXA uses its expertise to give its customers the peace of mind they need to fulfill their aspirations and deal with life’s major challenges – including but not limited to education, home ownership, parenthood, and retirement.

But not everyone has the means to protect themselves adequately against life’s contingencies. More than a decade ago, AXA founded AXA Hearts in Action, a philanthropic organization that relies entirely on the time and commitment of employee volunteers.

The first chapter of AXA Atout Cœur was created in France in 1991. Initially, its role was to serve as a relay between charitable organizations in need of financial and human resources and AXA employees who wanted to get involved in the community.

Employee volunteers at local chapters decide where and how to show their solidarity. In France and Belgium, employees participate in projects that focus on supporting the disabled and substance abusers, halting the spread of HIV-AIDS, and helping members of the underclass integrate the workplace and social life. In Hong Kong, employees have opted to work on projects relating to the elderly and nursing homes.

AXA Hearts in Action Employee Volunteers

Number of employee volunteers: 20,000[1]

Volunteers/Total Group workforce: 17%

Number of projects completed: 2.500, in partnership with 1,600 local charity organizations

Total amount spent on volunteer initiatives (estimate):
€ 13 million[2]

(1)	In 2003, a total of 30,000 volunteers took part in community outreach events, including those who participated in a special drive organized by AXA Financial in the US to collect employee donations to charity that were matched by the company.
(2)	Adversely impacted by the depreciation of the US dollar.

Most of AXA’s subsidiaries staff and operate a local AXA Hearts in Action chapter.

AXA Ireland Supports the Special Olympics

Founded in 1963, the Special Olympics are the official world games for athletes with learning disabilities. Last year’s games took place in Ireland, and AXA did not pass up the opportunity to lend its support.

Roughly – AXA Hearts in Action volunteers in Ireland joined the 30,000 volunteers from across the Emerald Isle who took part, raising funds for the games as well as working in a volunteer capacity during the event. In all, AXA employees raised more than 20,000 euros, sponsoring visiting athletes from France, El Salvador and Finland.

In 2000, AXA companies worldwide kicked off the third millennium by hosting AXA Challenge, a series of local volunteer initiatives conducted simultaneously around the world.

AXA Foundation and the AXA Achievement Scholarship Program

The AXA Foundation is the philanthropic arm of the Group’s US-based subsidiary, AXA Financial. At the initiative of Christopher Condron, AXA Financial President and a member of the AXA Management Board, the AXA Foundation has made the AXA Achievement Scholarship Program its top priority.

The scholarship fund addresses a serious issue: college tuition costs in the US are rising three times faster than the average American household income, and many families lack the resources to finance higher education for their children. In 2002, the cost of financing a college education kept more than 400,000 students from finishing their fourth year of college (source: USA Today, June 2002).

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Every year, AXA Achievement grants university scholarships to more than 100 high school seniors selected solely on the basis of their achievements both inside the classroom and outside. Scholarship of America, an independent expert, selects the winning students.

AXA Achievement awards a total 1.5 million dollars (roughly 1.2 million euros) in scholarship funds each year.

AXA Art: Forerunner in Art Conservation

AXA Art is the AXA Group subsidiary that insures fine art and art exhibits. As a leading art insurer, AXA Art is naturally committed to supporting initiatives and research aimed at preserving and restoring artwork. All of AXA Art’s subsidiaries take part in the AXA Art Restoration and Conservation program, which each year selects and finances one project involving the development of new restoration and/or conservation techniques.

While AXA Art derives a direct business benefit from this initiative, it also shares the fruits of this research with the community at large.

In 2003 and 2004, AXA Art collaborated with the Vitra Design Museum in Germany, one of the largest museums of its type in Europe, on the development and application of new techniques for conserving and restoring twentieth century synthetic objects.

The project is a natural extension of initiatives already undertaken by local AXA Art companies. In the US, for example, AXA Art teamed up with the Guggenheim Museum in New York to analyze and conduct experimental treatment on Ad Reinhardt’s Black Painting.

Putting Prevention Expertise to Work

As mentionned in this present Annual Report, prevention and protection are critical components of AXA’s core business and responsible risk underwriting. They can help to reduce the frequency and magnitude of risks for the mutual benefit of the community and the insurer.

AXA makes its risk management and prevention expertise available to both business clients and individuals. In Belgium, AXA has included prevention – particularly of theft – in its home insurance products since 2002. The company also ties pricing to client prevention practices, and provides its brokers with training in prevention techniques so that they can relay information and tips to clients.

AXA Corporate Solutions Assurance’s Road Safety Prevention Tool

In 2003, AXA Corporate Solutions Assurance created Scope 2, a software program that offers corporate clients with an automobile fleet a comprehensive approach to teaching road safety to their employees. Companies can choose between online (Intranet) and CD-ROM versions of the software, which features an eleven-step program leading to safer driving. More than 30,000 employees have already completed the two-hour program, which is followed with a review test.

AXA Belgium has also taken steps to reduce the frequency and severity of road accidents involving young drivers. At the same time, the company seeks to improve the access of this at-risk group to affordable insurance. AXA Belgium has also developed a series of half-day defensive driving courses for young drivers that mix classroom learning with hands-on exercises. Although participants pay for the training, those who complete the program qualify for a lower insurance premium rate.

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In France, where insurance carriers are required by law to devote 0.5% of their third-party automobile liability premiums to prevention initiatives, more substantial resources are available for prevention efforts.

Since 1998, AXA France has used its earmarked funds for AXA Prévention, an organization that currently has eight full-time staff members, four of which are regional representatives. Primarily, the organization seeks to reduce the risk of road accidents by promoting greater public awareness of the importance of safe driving practices.

Each year, AXA Prévention partners with the road safety and prevention community (state and local government, firefighters and physicians) to sponsor nationwide and local prevention initiatives.

More recently, AXA Prévention launched a nationwide campaign to fund the lion’s share of the cost of a driver-training program for young drivers. Drivers who complete the training pay lower premiums. A similar offer is being developed for the employees of AXA’s corporate clients who use vehicles for business travel.

AXA Prévention also signed a formal agreement with the French Transportation Ministry, under which AXA France undertakes to promote safe driving on the part of employees who use a vehicle for business travel. The program includes defensive driving courses, funded by AXA France, and prevention studies for corporate clients that insure their automobile fleets.

Safety First Behind the Wheel

In 2003, AXA France distributed road safety guides produced by AXA Prévention to improve road safety by reminding drivers of a few simple rules of conduct.

Using visual humor as illustration, the guide contains numerous tips on safe driving: information on the dangers of drinking and driving, the consequences of not buckling up, the folly of driving while talking on the telephone, and the need for frequent breaks. A total of 500,000 guides have been distributed to customers and employees.

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AXA AND THE ENVIRONMENT

Our Challenges

Protecting the environment is one of our most critical obligations to future generations. While AXA does not contribute directly to serious environmental pollution, the Group could play a significant indirect role in protecting the environment through its environmental insurance business and the quality of its underwriting policy in this area. It is also the responsibility of individuals, corporations, and local governments to help reduce environmental impairment, regardless of the extent to which they personally pollute. In addition to saving the environment, these efforts can also save money.

AXA’s Commitments to Environmental Responsibility

  Offer our customers the benefit of our expertise in environmental risks.
  Improve our own environmental record.

Living up to these Commitments

Reducing Environmental Risk

In keeping with its commitment to supporting the financial protection and wealth management needs of its customers, AXA has set up dedicated teams of environmental specialists.

ENVIRONMENTAL INSURANCE AT AXA IN 2003

DEDICATED EMPLOYEES (FULL AND PART-TIME EMPLOYEES)	NUMBER OF SITE VISITS

NUMBER OF ENVIRONMENTAL CONTRACTS / INCLUDED IN COVERAGE

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Most of the Group’s property-casualty insurance companies that underwrite commercial risks have adapted their environmental insurance organization to the level of local market sophistication. In Germany, where legislation was adopted several years requiring businesses to take out insurance against environment impairment, AXA has a dedicated team of specialists.

AXA companies in France, Spain and Italy – three countries that have reinsurance pools for environmental risks (Assurpol in France, Perm in Spain and Inquinamento in Italy) – are also advanced practitioners of environmental risk management.

In Belgium and Ireland, where AXA does not write environmental insurance, in-house experts have been appointed to provide services that respond to client risk management needs.

AXA Corporate Solutions (AXA CS) manages the risks of corporations with more than 5,000 employees. It insures the most serious environmental risks for the largest companies in Europe. AXA Corporate Solutions underwriting guidelines for environmental risks are based on thorough knowledge of the client and long-term experience of its operating facilities. Risk assessment visits are conducted every year when the contract comes up for renewal. As a matter of principle, AXA Corporate Solutions analyzes all types of risk, with the possible exception of petrochemicals. The limited number of players in the market makes mutualizing the risk extremely difficult.

The risk assessment visit, often conducted at the initiative of AXA Corporate Solutions, serves to estimate the potential risks to which the client is exposed, and to identify potential sources of improvement in site management.

If the risk audit reveals failure to comply with regulations or the existence of a serious environmental risk, AXA’s environmental underwriters inform company management and decline coverage.

This happens only rarely, however. AXA Corporate Solutions usually issues specific recommendations and works with the client to establish a timetable for implementing preventive measures. AXA will extend coverage and/or reduce the premiums as the situation improves.

Environmental Reporting and Sustainable Improvements

Environmentally sound management of operating facilities, until recently the result of one-off initiatives, is now part of a formal policy that concerns AXA companies worldwide.

Using generally accepted market indicators, such as those in the Global Reporting Initiative (GRI), and the expertise of its environmental engineers, AXA has developed a scorecard of indicators that are relevant to its core business.

AXA Investment Managers Receives London’s Clean City Award

The Clean City Awards were introduced by the City of London as w way of working with business to reduce the volume of waste in the city’s streets.

AXA Investment Managers is one of ten recipients of a Silver Award from Clean City for its efforts to raise awareness of ecological issues in the workplace. AXA Investment Managers in London now recycles 90 percent of its office waste, which amounts to 100,000 tons of paper a year.

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An Intranet site was developed and rolled out in France in January of 2003. Ultimately, it will be used to extend environmental reporting to AXA’s operating facilities worldwide.

The reporting for 2003, which was conducted in January of 2004, covered the Group’s operating sites in France and Belgium.

The information contained in this report is of critical importance, since it offers insight into actual practice at every operating facility and subsidiary. On the basis of this data, sources of improvement are identified and action plans are drawn up.

The 2002 Environmental Report on the Group’s French operating sites revealed several significant sources of improvement. A substantial volume of waste was not sorted for recycling, and no AXA operating site was using renewable energies. In response to these findings, AXA France focused its 2003 action plan on these two issues. Bids were solicited for battery sorting, and the project was officially launched during France’s first Sustainable Development Week. Between June and December of 2003, roughly 55,000 batteries (1,300 kilograms) were collected for recycling.

Working with its electricity provider EDF, AXA France identified several sources of significant savings in electricity use. Under the terms of Equilibre, the first green energy contract signed with EDF in 2003, AXA agreed to pay a surcharge in exchange for the production by EDF of the renewable energy equivalent of the total energy consumption of AXA’s two operating facilities that were eligible for the contract (La Tour AXA at La Défense near Paris and Marly Le Roy in the Paris suburbs). Together, these sites consume one-quarter of the energy used by all AXA operations in France, the equivalent of more than 22 million KwH a year. Both the operating facilities and the EDF production plant are audited and certified by the Observatoire des Energies Renouvelables, the French representative of the Renewable Energy Certificate System (RECS), an independent pan-European organization.

AXA Australia Saves Money and Trees	PPP healthcare Practices Eco-Management

Introduced in 2002 to reduce the company’s paper consumption, the 3R Program (reduce, reuse and recycle) has led to a number of innovations and investments on the part of the company; from the installation of two-sided printers and recycle bins to a new paper procurement policy that limits purchases to products cultivated using sustainable forestry management methods.

Employee involvement in the initiative has been high, and many suggestions have come from staff members, such as the idea of using one-side printouts for scratch paper and assembling note pads out of used paper.

In 2003, the company recycled more than 150 tons of paper.

AXA PPP healthcare is giving its employees the opportunity to recycle their waste paper rather than throwing it out. The company recently installed a number of blue bins and disposed of many of the old receptacles. To encourage employees to make regular use of the blue bins, the number of ordinary bins per person has been reduced. An information campaign has also been developed to raise employee awareness of the importance of sorting waste products properly: if paper that is not “clean” is thrown into a blue bin, the entire collection is ineligible for recycling.

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2003 Environmental Data

	FRANCE 2002	FRANCE 2003	2003 VS	FRANCE +
			2002	BELGIUM 2003

Water

TOTAL consumption (cubic meters)	252,900	213,471	(16%)	286,468
Consumption / person (cubic meters)	16	10[1]		11

Energy

TOTAL consumption (kWh)	121,038,000	110,048,753	(9%)	153,796,614
Consumption / person (*) (kWh)	6,386	5,169	(19%)	5,799
Electricity (kWh/m2)	75,630,000	83,840,779	11%	110,678,704
– of which for district heating	10,100,000	5,406,109	(46%)	5,414,424
– of which for district cooling	5,900,000	11,715,430	99%	11,715,430
Natural gas (kWh/sq. meter)	29,250,000	25,959,366	(11%)	42,566,902
Fuel (kWh/sq. meter)	158,000	248,608	57%	551,008

Raw Materials / Consumables

Paper (including spreadsheet printouts) in tons	2,380	2,581	8%	4,273
– Recycled paper and printouts (%)	0.2%	2.3%	988%	1.4%
– Non-chlorine-bleached paper (%)	9%	10.6%	18%	6.4%
– Paper produced from sustainable forest
management (%)	63%	68%	7%	58.7%
Paper consumption / employee (kg)	140	121	(13%)	161
Consumable office supplies purchased (in units)[2]	15,200	11,887	(22%)	19,654

Waste

Sorted and/or recycled waste
– Paper (not incl. cardboard) in cubic m.	5,776	5,813	1%	9,401
– Batteries and glass (cubic meters)	29	52	78%	89
– Neon tubes (units)	34,895	21,650	(38%)	36,550
– Office supplies, electrical and electronic
equipment (units)	50,960	55,457	9%	66,118
Unsorted waste (cubic meters)	13,405	22,812	(3)	25,793
– Corporate restaurant waste (cubic meters)	5,530	5,283	(4%)	5,811

Transportation (from the Group HQ area in Paris)

Round trip home / workplace (pkm)	141,550,000	138,855,445	(2%)	139,100,827
Business travel (pkm)	34,320,000	55,816,952	63%[4]	58,254,652
Mileage on company motor fleet vehicle (km)	50,081,000	54,898,980	10%	74,898,980

Videoconferences

Organized to reduce use of transportation resources	842	945

Air / CO2 emissions from (tons):

Home / workplace commute	11,153	11,364	2%	14,507
Business travel by air and rail	2,590	5,081	96%[4]	5,205
Motor fleet	8 263	9,058	10%	12,358
Energy consumption	14,480	14,700	2%	19,140
Total CO2 emissions	36,486	40,203	10%	46,005

(1)	Including employees + permanent staff onsite but not employed by the company, a total of 21, 292 in France and 26,522 in France
+ Belgium
(2)	A unit is a keyboard, a monitor, a mouse, a printer, etc.
(3)	There is no relevance to quantify the progression between 2002 and 2003 as the basis of consolidation has changed.
(4)	The events of September 11, 2001 caused a significant decline in air travel in 2002.

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SOCIAL RATINGS

“ Interview with Valery Lucas-Leclin, Senior Analyst – Innovest “
AXA: How would you describe the quality of your relationship with your AXA Group contacts?

V. Lucas-Leclin: “As an SRI analyst, I’ve been tracking AXA since 1999. To be honest, it was hard going at the beginning: lacking information about the role of SRI rating agencies, AXA always referred us to people in the organization who handled relations with financial rating agencies, and who couldn’t really help us. Things changed in 2001 with the creation of a dedicated department. That turned out to be the springboard to the establishment of a strong working relationship based on mutual respect and learning – which is unusual enough to be worth mentioning. Not only that, we managed to do so despite social and environmental ratings that were not always optimal. But with the help of its sustainable development team, AXA has made major strides in terms of identifying practices and clarifying its message. Both facilitate communication without standing in the way of direct contact between SRI analysts and in-house specialists at AXA.”

AXA: How does AXA stack up as a socially responsible enterprise?
V. Lucas-Leclin: “The term ‘socially responsible’ doesn’t have much relevance when it comes to large international groups like AXA. In addition, the world is not divided into responsible and irresponsible corporations. Like its peers, AXA faces a variety of situations – in human, social and environmental terms – not to mention intense profit pressures and difficult market conditions since 2001. However, it is clear that AXA has a strong corporate culture and values, and these elements provide a solid foundation on which to build its notion of responsibility. AXA has made serious efforts to take ownership of the sustainable development issue, implementing environmental practices that place it within striking distance of the world’s leading organizations. In terms of employment issues, AXA endeavors to inspire its employees to do their best and in return offers them its best. The Group has a good overall track record, despite a certain degree of contrast in local situations.”

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AXA’S CORPORATE SOCIAL RESPONSIBILITY PROFILE

By Vigeo

AXA shows evidence of its commitments on CSR issues. The Group set up a sustainability structure in July of 2001 to coordinate its actions and policies towards shareholders; it has achieved slight improvements regarding HR issues although it still faces problems, notably regarding the management of function overlaps after the merger with UAP in 1996. It has launched a vast environmental program, which is still at an early stage and will require AXA to train all its employees.

Criteria		Previous	Current

(min. –/		rating	rating
max. ++)		(2002)	(2003)

Employees		--	=

Environment		=	+

Customers & Suppliers		=	=

Shareholders		+	=

Community & Society		+	++

- -	unconcerned
–	below average
=	average
+	advanced
++	pioneer

By CoreRatings

The rating assesses how well the company is managing the investment risk arising from its material environmental, social, employment and ethical impacts.

B	Ratings scale : A (highest), B, C, D

By Innovest

Innovest’s EcoValue’21® environmental ratings (ranging from AAA to CCC) identify environmental risks, management quality and profit opportunity differentials typically not identified by traditional equity analysis.

EcoValue‘21 Rating: (AAA-CCC)	AXA

Sector: Insurance - Europe	BBB

Sector Impact Index: (1 = Low; 5 = High)	2

By sam (Sustainable Asset Management)

The scores reflect the company’s performance across economic, environmental and social criteria compared to its industry average, best and worst performing company in the DJSI World and DJSI STOXX in the company industry. The values for the total score, the dimension and the criteria scores are on a scale from 0 to 100%.

The DJSI Guidebooks on www.sustainability-index.com contain further information on the assessment methodology.

	AXA Score (%)	Average Score (%)

Total Scores	55	48

Dimension Scores

Economic Dimension	58	50

Environmental Dimension	43	44

Social Dimension	60	48

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Description of Business

Introduction	100

Life & Savings Segment	102

Property & Casualty Segment	107

International Insurance Segment	110

Asset Management Segment	113

Other Financial Services Segment	116

Insurance-related Invested Assets	117

Property & Casualty Claims Reserves	123

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Introduction

The Company is the holding company for AXA, a worldwide leader in financial protection. Based on available information at December 31, 2003, AXA was one of the world’s largest insurance group, with consolidated gross revenues of €71.6 billion for the year ended December 31, 2003. AXA is also one of the world’s largest asset managers, with total assets under management as at December 31, 2003 of €775 billion, including assets managed on behalf of third party clients of €392.3 billion. Based on available information at December 31, 2002, AXA was the world’s 8th largest asset manager1 including banking companies with total assets under management of €741.6 billion.

AXA operates primarily in Western Europe, North America and the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services. In addition, various holding companies within the AXA Group conduct certain non-operating activities. The tables below summarize certain key financial data by segment for the periods and as at the dates indicated.

Consolidated gross premiums and Net incomes

	Years ended December 31,
(in euro millions, except percentages)	2003		2002		2001

Consolidated gross premiums
and financial services revenues
– Life & Savings (a)	46,799	65%	48,586	65%	48,399	65%
– Property & Casualty	17,098	24%	15,948	21%	15,896	21%
– International Insurance	3,972	6%	5,762	8%	5,678	8%
– Asset management	2,922	4%	3,411	5%	3,730	5%
– Other financial services	836	1%	1,020	1%	1,128	2%

Consolidated gross premiums
and financial services revenues	71,628	100%	74,727	100%	74,832	100%

Adjusted earnings (b)
– Life & Savings	898	49%	1,367	80%	1,225	81%
– Property & Casualty	519	28%	93	5%	182	12%
– International Insurance	147	8%	(149)	(9%)	(378)	(25%)
– Asset management	148	8%	258	15%	346	23%
– Other financial services	126	7%	133	8%	144	9%

Adjusted earnings from operating segments	1,838	100%	1,701	100%	1,519	100%

Holdings companies	(388)		(344)		(318)

Adjusted earnings	1,450		1,357		1,201

– Impact of exceptional operations	148		235		–
– Goodwill amortization	(593)		(643)		(681)

Net income	1,005		949		520

(a)	Gross premiums received from policyholders in respect of Life & Savings products which are classified as “universal life” or “investment contracts” (including separate account [unit-linked] products) for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for costs of insurance, administration, investment management, etc, are recorded as revenue.
(b)	Adjusted earnings represent net income before the impact of exceptional operations and amortization of goodwill. Adjusted earnings represents a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that this information may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

(1) Based on 2002 assets under management.

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The table below presents the total assets managed by AXA’s entities, including those assets managed on behalf of third parties:

AXA’s Total Assets Under Management

	At December 31,
(in euro millions)	2003	2002	2001

AXA	281,328	275,531	287,728
Separate (unit-linked) account assets	101,002	90,458	115,723

Subtotal	382,330	365,989	403,451

Managed on behalf of third parties	392,305	375,567	506,546

TOTAL	774,635	741,556	909,997

The table below presents AXA’s consolidated gross premiums and financial revenues by segment for each of its major geographic markets for the years indicated:

Breakdown of AXA’s gross premiums and financial services revenues

			Years ended December, 31
	2003		2002		2001
	Segment	Market	Segment	Market	Segment	Market
	contribution	contribution	contribution	contribution	contribution	contribution
	(%)	to total	(%)	to total	(%)	to total
		segment (%)		segment (%)		segment (%)

Total gross premiums and financial
services revenues (in euro millions)	71,628		74,727		74,832

Life & Savings	65%		65%		65%
France		23%		21%		23%
United States		29%		26%		24%
United Kingdom		12%		17%		19%
Japan		13%		13%		11%
Germany		7%		6%		6%
Belgium		4%		3%		3%
Other countries		10%		12%		13%

Property & Casualty	24%		21%		21%
France		27%		27%		26%
Germany		17%		18%		20%
United Kingdom		21%		17%		16%
Belgium		8%		9%		8%
Other countries		27%		29%		30%

International Insurance	6%		8%		8%
AXA RE		48%		60%		63%
AXA Corporate Solution
Assurances		39%		31%		30%
AXA Cessions		2%		2%		1%
Assistance		10%		7%		7%
Other		0%		1%		0%

Asset Management	4%		5%		5%
Alliance Capital		79%		81%		86%
AXA Investment Managers		21%		19%		13%
National Mutual
Funds Management (a)		–		–		1%

Other Financial Services	1%		1%		2%
French banks		17%		13%		17%
German banks		15%		12%		9%
AXA Bank Belgium		64%		70%		68%
Other financial services
and real estate companies		4%		5%		7%

(a)	In 2001, AXA Asia Pacific Holdings (the parent company of National Mutual Funds Management) and Alliance Capital Management entered into an asset management joint venture agreement. The activities of National Mutual Funds Management that were not part of the joint venture agreement are closely aligned to those reported in the Australia / New Zealand life operations of the Life & Savings Segment, and hence reclassification to this segment was made effective January 1, 2002. Due to the immaterial impact on the AXA Group accounts, prior period results have not been restated to reflect this change in classification.

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Life & Savings Segment

AXA’s Life & Savings segment offers a broad range of life insurance products including retirement and life products as well as health insurance products for both individuals and groups (that is corporate clients), with an emphasis on savings related products including separate account (unit-linked) products. The Life & Savings Segment accounted for €46.8 billion or 65% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2003 (2002: €48.6 billion or 65% respectively).

The table below summarizes AXA’s Life & Savings gross premiums and gross insurance liabilities by geographic region for the periods and as at the dates indicated:

		Life & Savings

Gross premiums and financial services revenues
	Years ended December 31,				Gross insurance liabilities
(in euro millions, except percentages)	2003		2002	2001	at December 31, 2003

France	23%	10,882	10,423	10,997	83,165
United States	29%	13,732	12,726	11,642	74,380
Japan	13%	6,078	6,428	5,475	27,104
United Kindom	12%	5,831	8,362	9,086	62,181
Germany	7%	3,428	3,140	2,997	28,487
Belgium	4%	2,050	1,629	1,686	12,531
Others	10%	4,798	5,877	6,517	28,455
Australia and New Zealand	4%	1,697	2,018	2,587	9,398
Hong Kong	2%	791	936	1,353	3,407

TOTAL	100%	46,799	48,586	48,399	316,303

Represented by:
Gross premiums written	–	46,286	48,048	47,913	–
Others revenues (a)	–	513	539	486	–

(a)	Includes revenues from other activities (commissions and related fees associated with the management of AXA’s general account assets and mutual funds sales).

MARKET

2003 was a year of recovery for the European and U.S. markets, as financial markets were less volatile. Investors responded favorably to this recovery and the availability of products with features offering guarantees and in certain countries the decrease in unit linked gross premiums started to slow down. In the United Kingdom, sales of “With-Profit” Bonds collapsed in 2003 following the withdrawal from the “With-Profit” bond market in July 2002.

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In each of its principal markets, AXA operates through well-established life insurance companies. AXA’s principal life insurance subsidiaries are set out below:

  Europe:
  France: AXA France Vie (a result of a merger in 2003 between AXA France Vie and AXA France Collectives), United Kingdom: AXA Sun Life Plc, Germany: AXA Lebensversicherung AG, AXA Kranken AG
  Belgium: AXA Belgium SA.
  North America:
  United States: The Equitable Life Assurance Society “AXA Financial” and its insurance and distribution subsidiaries and affiliates
  Asia / Pacific region:
  Japan: AXA Insurance Co. and AXA Group Life Insurance.

Information on market trends in countries where AXA operates is presented in the introduction of the Management Report.

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross premiums in 2002, along with AXA’s ranking (by market share).

Based on worldwide gross Life insurance premiums in 2002

	Country statistics (a)		AXA (b)

Countries	Ranking	% premiums written	Ranking	Market share

United States	1	31%	3	9% (c)
Japan	2	23%	10	3%
United Kingdom	3	10%	7 (d)	5%
France	4	5%	2	11%
Germany	5	4%	6	4%
Belgium	16	1%	5	12%

(a)	Source: Swiss Re Sigma report 6/2003 “World insurance in 2002”, measured in U.S. dollars.
(b)	In general, based on 2002 market data for each specific country or an estimate for 2003.
(c)	Relates to the variable annuity products.
(d)	Based on annualized new business premium equivalent (regular premium plus one-tenth of new business single premium).

In addition to the principal markets discussed above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Italy, Spain, Portugal, Switzerland and Turkey), Morocco, Canada, Australia, New Zealand, Hong Kong, Singapore, and China, as well as other countries in the Middle East and the Asia Pacific region. The products offered in these markets are offered through various distribution channels, including general agents, salaried sales forces, bank networks, financial advisers and brokers.

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COMPETITION

The nature and level of competition vary among the countries in which AXA operates. There is strong competition among companies for all the types of individual and group Life & Savings products sold by AXA. Many other insurance companies offer one or more products similar to those offered by AXA, in some cases using similar marketing techniques. In addition, AXA still competes with banks, mutual funds, investment advisers and other financial institutions for sales of savings-related investment products and, to a lesser extent, life insurance products.

The principal competitive factors affecting the Life & Savings segment’s business include:

  Price.
  Ratings for an insurer’s financial strength and claims-paying ability (at December 31, 2003, main Life entities of AXA Group were rated AA by Fitch IBCA, AA– by Standard & Poor’s and Aa3 by Moody’s), which unable them to account for the best ratings for financial strengh.
  Size, strength and quality of the distribution platform, in particular the quality of advisers.
  Range of product lines and product quality.
  Quality of service.
  Investment management performance.
  Historical levels of bonuses with respect to participating contracts.
  Reputation, visibility and recognition of brand.
  Changes in regulations that may affect the policy charging structure relating to commission and administrative charges, and
  Quality of Management.

PRODUCTS

AXA’s Life & Savings products include a broad range of life, health, retirement and savings-related products marketed to both individuals and corporate clients, the latter in the form of group contracts. The life and savings-related products offered by AXA’s operations include, term life, whole life, universal life, mortgage endowment, deferred annuities, immediate annuities, variable life and other investment-based products. In 2003, AXA launched in Germany its new pension fund of “Pensionskasse” type in order to profit from a new buoyant market that has developed since the last German government’s pension reforms. In contradiction to many competitors, AXA’s Pensionskasse is open to third party providers, including insurance companies that are not part of the AXA Group. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market.

The table below presents consolidated gross written premiums (after intersegment elimination) and gross insurance liabilities by major product for the periods and as at the dates indicated for AXA’s Life & Savings segment.

Life & Savings Segment

	Gross written premiums
	Years ended December 31,				Gross insurance liabilities
(in euro millions, except percentages)	2003		2002	2001	at December 31, 2003

Retirement/annuity/investment contracts	65%	30,107	29,435	26,509	218,675
Individual	55%	25,433	24,136	22,426	183,490
Group	10%	4,674	5,298	4,083	35,185
Life contracts
(including endowment contracts)	22%	10,043	10,481	13,407	71,274
Health contracts (a)	9%	4,064	6,067	5,474	9,905
Other	4%	2,073	2,065	2,522	16,449

TOTAL	100%	46,286	48,048	47,913	316,303

Total includes:
Separate account (unit-linked) contracts	32%	15,022	14,344	16,767	101,069
UK “With-Profit” business	3%	1,288	3,128	3,443	29,119

(a) Since January 1, 2003 UK Health business is presented in the UK Property & Casualty segment (€1,134 million of gross revenues in 2002).

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Certain of AXA’s Life & Savings products provide features, which enable the policyholders to participate in the excess assets over the liabilities (the surplus) of the life company issuing the contract through an interest or bonus crediting rate. AXA offers participating contracts in most of its principal Life & Savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the life insurance company. The nature and extent of participation by the policyholder vary from country to country. Therefore, such participations, including policy-holder participations on UK “With-Profit” business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

UK “WITH-PROFIT” BUSINESS

Specific to the United Kingdom, the participating contract, also known as the “With-Profit” contract, is offered by many life insurance companies in the United Kingdom, including AXA Sun Life. In 2002, AXA decided to cease the marketing of new product for the “With-Profit” contracts. For “With-Profit” contracts, policyholders’premiums are paid into a life insurance company’s participating (“With-Profit”) fund, which is part of a company’s long term insurance business fund. In the participating (“With-Profit”) fund, the premiums are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The participating (“With-Profit”) policyholders are entitled to receive a share of the profits arising from these investments. The policyholders’ share of the profits, referred to as bonuses include both regular bonuses and terminal bonuses. These bonuses are either paid on or credited to “With-Profit” contracts held in the fund as recommended by the company’s actuary and approved by its board of directors. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder at regular intervals. Regular bonuses represent a partially smoothed return of investment income, but do not reflect the return earned by the insurance company in any one period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment, are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other experience of the participating (“With-Profit”) fund (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (which has in the past often exceeded 50% and currently exceeds 25% in some case) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of the board of directors.

Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this annual report as the “inherited estate”) were attributed to AXA as the shareholder, less a portion allocated to the “With-Profit” policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan.

VARIABLE LIFE AND ANNUITY PRODUCTS

Variable life and variable annuity product benefits may be linked to investments supporting such contracts, referred to in this annual report as “separate account (unit-linked) contracts” or “unit-linked contracts”. In general, the investment risk (and reward) is transferred to the policyholder while the life company earns fee income from managing the separate account assets. However, there may be certain types of variable products that offer guarantees, such as guarantees of minimum income benefits or death benefits.

Over the past few years, AXA’s Life & Savings operations have experienced significant growth in savings-related unit linked products. This growth has been notable in Europe and in the Asia / Pacific region and is attributable to (i) an

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increase in consumer awareness of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions which contributed to the development of these products, and (iii) favorable financial market performance up to 2000. A similar trend also existed in the U.S. Life & Savings operations. However, due to a significant shift in product mix, as a result of deterioration in the global financial market performance since 2001, gross premiums on such business have decreased from €16.8 billion in 2001 to €14.3 billion in 2002. In 2003, mainly due to the lower volatility of the financial markets, gross premiums in unit-linked reached €15.0 billion, representing at constant exchange rates 33% of total gross revenues, compared to 29% in 2002.

DISTRIBUTION

AXA distributes its Life & Savings products through a number of channels that vary from country to country including notably exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone or internet sales) and specialized networks (including banks and other financial services providers). In Europe, a number of distribution channels are used by both AXA’s Life & Savings operations and its Property & Casualty insurance operations.

The split by distribution channels used by AXA’s principal Life & Savings operations, based on consolidated gross premiums from new business for the year ended December 31, 2003, is presented below:

Based on gross premiums from new business in 2003:

			Other networks, including
	Agents and direct	Intermediaries, independent	direct marketing, corporate
	sales force	advisers and brokers	partnerships and bank networks

France	67%	27%	6%
United States	34%	66%	0%
Japan (a)	0%	30%	70%
United Kingdom	5%	87%	8%
Germany	48%	38%	14%
Belgium (b)	2%	24%	74%

(a)	Approximately 70% of the products are distributed through affinity groups, which include the Chamber of Commerce and Industry and corporate direct sales (to individuals).
(b)	During 2003, several brokers in Belgium became bancassurance distributors and consequently have been reclassified from “Agents and direct sales force” to “Other networks, including direct marketing / corporate partnerships and bank networks”.

SURRENDERS AND LAPSES

For most life and retirement type products, costs in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the “persistency rate”, plays an important role in profitability. The majority of individual retirement products and individual Life & Savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual life and retirement products issued by AXA have front-end charges (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

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Total surrenders and lapses for 2003 and the ratio of surrenders and lapses to gross insurance reserves for the periods indicated are presented below.

Life & Savings Segment - Surrenders and Lapses

	Years ended December 31,
	2003		2002	2001
(in euro millions)	Amount	Ratio	Ratio	Ratio

French operations	5,184	7.1%	6.6%	6.8%
US operations (a)
– Individual life	951	4.0%	4.0%	3.8%
– Individual retirement	3,419	6.7%	9.8%	9.0%
Japan (b)	3,361	12.0%	9.5%	13.6%
UK operations (a)	3,611	7.6%	7.6%	7.0%
German operations	383	1.4%	1.2%	1.3%
Belgian operations	846	7.7%	6.4%	5.5%

(a)	Amounts reported for the US and UK life operations exclude lapses and, for US operations, excludes institutional separate accounts.
(b)	Including conversions in Japan.

Property & Casualty Segment

AXA’s Property & Casualty segment offers a range of personal and commercial insurance products. The Property & Casualty Segment accounted for €17.1 billion, or 24% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2003 (2002: €15.9 billion or 21% respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues (after intersegment eliminations) and claims reserves for the Property & Casualty segment for the periods and as at the dates indicated.

Property & Casualty Segment

	Gross premiums and financial services revenues				Gross insurance
		Years ended December 31,			liabilities
(in euro millions, except percentages)	2003		2002	2001	at December 31, 2003

France	27%	4,640	4,383	4,171	9,326
Germany	17%	2,847	2,843	3,142	5,699
United Kindom	21%	3,664	2,749	2,480	4,890
Belgium	8%	1,405	1,395	1,323	4,966
Others	27%	4,543	4,577	4,780	7,955

TOTAL	100%	17,098	15,948	15,896	32,836

Represented by:
Gross premiums written	–	17,063	15,936	15,894	–
Other revenues	–	35	12	2	–

For the ten-year loss development of the Property & Casualty claims reserves, see “Property and Casualty Claims Reserves” included at the end of this section of the annual report. Key ratios for Property & Casualty operations are presented in the Management Report.

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MARKET

In 2003, the Property & Casualty market continued to grow, driven by an increase in the number of contracts and an increase in premium rates. This increase was mainly attributable to the on-going high level of claims cost (commercial lines) and a significant increase in the cost of reinsurance.

In each of its principal markets, AXA operates through well-established Property & Casualty insurance companies. AXA’s principal Property & Casualty insurance subsidiaries are set out below: France: AXA France IARD, Direct Assurance IARD, and Natio Assurance, United Kingdom: AXA Insurance UK, Germany: AXA Versicherung AG, Belgium: AXA Belgium SA.

Information on market trends in countries where AXA operates is presented in the introduction of the Management Report.

The table below presents the Property & Casualty markets in which AXA operates ranked by worldwide gross premiums in 2002, along with AXA’s ranking (by market share).

Property & Casualty

Based on worldwide gross property & casualty premiums written in 2002

	Country statistics (a)			AXA (b)

Country	Ranking	% premiums written	Ranking	Market share

Germany	3	7%	5	5% (c)
United Kingdom	4	7%	5	5% (d)
France	5	4%	1	15%
Belgium	14	1%	1	18%

(a)	Source: Swiss Re Sigma report 6/2003 “World insurance in 2002”, measured in U.S. Dollars.
(b)	In general based on 2002 market data for each specific country or an estimate for 2003.
(c)	Based on 2002 gross Property & Casualty premiums written in Germany, AXA is ranked as follows: (group ranking without international insurance): third in liability insurance (7,3% market share), fifth in homeowners’ insurance (4,9% market share), sixth in automobile insurance (4,1% market share).
(d)	The UK product lines, based on gross earned premiums, are ranked as follows: fifth in personal automobile insurance (4.8% market share), fifth in homeowners/domestic property insurance (4.7% market share), fifth in commercial vehicle (5.6% market share) and third in total commercial property (9.6% market share).

In addition to the principal markets discussed above, AXA offers personal and commercial Property & Casualty insurance products in the following countries: Italy, Spain, Netherlands, Portugal, Luxembourg, Switzerland, Canada, Morocco, Turkey, Japan, Singapore, and Hong Kong, as well as other countries manly in the Middle East. The products offered in these markets are offered through various distribution channels, including brokers and direct sales force.

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COMPETITION

The nature and level of competition vary among the countries in which AXA operates. Overall, the Property & Casualty insurance industry in each of AXA’s principal markets is highly competitive, with surplus underwriting capacity leading to low premium rates. The principal competitive factors are as follows:

  Price.
  Quality of service.
  Distribution network.
  Brand recognition.
  Changes in regulations, which may affect premium rates charged or claims settlement costs paid, and
  Ratings for financial strength and claims-paying ability.

In France, Germany and Belgium, markets are fragmented. In the United Kingdom, industry-wide consolidation across the sector has affected both major insurance companies and brokers, resulting in increased concentration among the top few players in recent years.

PRODUCTS

AXA’s Property & Casualty insurance operations offer a broad range of products including automobile, homeowners / household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies and permanent health insurance.

The table below presents gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated.

Property & Casualty Insurance Segment

		Gross written premiums
		Years ended December 31,			Insurance reserves
(in euro millions, except percentages)	2003		2002	2001	at December 31, 2003

Personal line
Motor (Automobile)	33%	5,550	5,686	5,880	9,958
Homeowners/household	13%	2,205	2,273	2,330	1,938
Other (a)	12%	2,083	1,548	1,514	4,114
Commercial line
Motor (Automobile)	7%	1,258	1,252	1,231	2,073
Property damage	13%	2,265	2,078	1,896	2,337
Liability	7%	1,242	1,111	1,058	4,762
Other (a)	10%	1,666	1,179	1,162	4,975
Other	5%	794	808	823	2,681

TOTAL	100%	17,063	15,936	15,894	32,836

(a) Since January 1, 2003, UK Health business is presented under lines “Other” (€1,036 millions od gross revenues in 2003).

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DISTRIBUTION

AXA distribute its Property & Casualty insurance products through a number of channels that vary from country to country. In Europe, the same distribution channels are used by both AXA’s Life & Savings operations and Property & Casualty operations. The split by distribution channels used by AXA’s Property & Casualty operations, based on gross written premiums for the year ended December 31, 2003, is presented below.

	Based on gross written premiums in 2003

	General agents	Intermediaries,	Direct sales	Other networks, including
		Independent advisers	and marketing	corporate partnerships
		and brokers		and bank networks

France	70%	25%	4%	1%
Germany	46%	40%	4%	10%
United Kingdom (a)	0%	59%	24%	17%
Belgium	0%	74%	2%	24%

(a) Including health. On a comparable basis, in 2002, the distribution channels is respectively 52%, 29% and 19%.

CEDED REINSURANCE

AXA’s Property & Casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. Certain insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by the Property & Casualty operations to third party reinsurers in 2003 was €1,043 million (2002: € 1,146 million).

International Insurance Segment

AXA’s International Insurance segment business is primarily conducted by AXA RE for the reinsurance activities and AXA Corporate Solutions Assurance for large risks insurance activities.

The business operations of these two activities are described below.

  AXA RE focuses on its reinsurance business, principally on Property and catastrophe business as well as some other profitable niches. Such business is underwritten in Paris, Canada, Miami (for South American business) and Singapore

In January 2003,

  AXA announced that it would (i) cease underwriting and renewing contracts on Life and Non-life reinsurance businesses through its U.S. subsidiaries, and (ii) cease U.S. financial guarantee reinsurance activities carried by AXA RE Finance, and
  AXA Liabilities Managers manage the internal Property & Casualty run off portfolios either located in AXA RE, AXA Belgium, and AXA UK or corresponding to stand-alone Run-off companies of the (‘Other transnational activities’) segment.

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  AXA Corporate Solutions Assurance focuses its activity on large risk Property & Casualty insurance business for large corporate clients in Europe, as well as in the Marine and Aviation lines for all clients on a worldwide basis.

The International Insurance segment accounted for €4.0 billion, or 6% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2003 (2002: €5.8 billion or 8%, respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues and gross insurance liabilities (gross of reinsurance) for the International Insurance Segment for the periods and at the dates indicated.

International Insurance Segment

	Gross premiums and financial services segment				Gross insurance liabilities
	Years ended December 31,				at December 31, 2003
(in euro millions, except percentages)	2003		2002	2001

AXA RE	48%	1,913	3,472	3,560	5,327
AXA Corporate
Solution Assurance	39%	1,550	1,762	1,698	4,334
AXA Cession	2%	87	100	30	122
AXA Assistance	10%	408	397	381	154
Other international activities	0%	14	30	9	1,523

TOTAL	100%	3,972	5,762	5,678	11,461

Represented by:
Gross written premiums	–	3,956	5,740	5,664	–
Other revenues	–	16	22	14	–

For the ten-year loss development of AXA’s International Insurance claims reserves, see “Property and Casualty claims reserves” included at the end of this section of the annual report.

MARKET AND COMPETITION

On the Reinsurance side, after the large claims experience and the financial market crisis in 2001, a progressive stabilization of prices is under way. The bulk of AXA RE’s portfolio – Property, Marine and Aviation – showed stable rates and no excess capacity. The rest of the portfolio – Motor and Casualty– benefited from additional rate increases. The share of non-proportional business is growing again. Competition amongst reinsurers is coming from the growing size of Bermudian companies. Similar to 2002, the reinsurance business in 2003 had not been adversely affected by exceptional claims.

On the Large Risks Insurance market, in the context of a favorable claims experience, further rate increases and restructuring of large Corporate Insurance programs (through franchise agreements and other contract clauses) were conducted, especially in liability, and to a lesser extent in property, motor and marine. Only the aviation market softened, in the context of a reduced airlines activity.

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PRODUCTS

The table below presents the International Insurance segment’s gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated:

		International Insurance

	Gross written premiums				Gross insurance
	Years ended December 31,				liabilities
(in euro millions, except percentages)	2003		2002	2001	at December 31, 2003

Property damage	44%	1,746	2,852	2,945	3,398
Automobile, Marine, Aviation	18%	705	1,235	836	3,030
Casualty / Civil Liability	15%	608	689	470	3,645
Assistance	10%	408	397	381	154
Other	12%	489	566	1,032	1,233

TOTAL	100%	3,956	5,740	5,664	11,461

AXA RE - REINSURANCE ACTIVITY

These operations have a geographically diverse reinsurance portfolio, including the following classes of business: property damage (including catastrophe exposure), third-party liability, marine, financial risk and guarantee, and life and health insurance. The reinsurance operations are oriented towards non-proportional and proportional reinsurance treaties and cover niche products (such as catastrophic risks).

AXA CORPORATE SOLUTIONS ASSURANCE - LARGE RISK INSURANCE ACTIVITY

These operations underwrite large insurance risks for large national and international corporations. The products cover property damage, third party liability, marine, aviation and transport; construction risk; financial risk; and directors and officers liability. AXA Corporate Solutions Assurance also offers loss-prevention and risk management services.

AXA CESSIONS

AXA’s Property & Casualty subsidiaries reinsure a large portion of their business internally through AXA Cessions. AXA Cessions coordinates retrocession with external reinsurers to reduce the loss exposures of each subsidiary and of AXA as a whole.

AXA ASSISTANCE

AXA provides assistance services primarily through AXA Assistance. The services include medical aid for travelers and automobile-related road assistance. The clients include insurance companies, credit card companies, tour operators and automobile manufacturers.

DISTRIBUTION

AXA RE and AXA Corporate Solutions Assurance distribute their products principally through insurance and reinsurance brokers.

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CEDED REINSURANCE AND RETROCESSIONS

AXA Corporate Solutions Assurance and AXA RE review their exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid risk of concentration.

  In 2003, AXA Corporate Solutions Assurance ceded €664 million premiums (2002: €632 million) to third-party reinsurers.
  Premiums retroceded by AXA RE to external reinsurers are split between (i) ceded €279 million premiums related to specific and proportional retrocessions (deemed to protect specific lines of business), and (ii) ceded €290 million related to covers (deemed to cover the whole portfolio against major events).

Furthermore, approximately €671 million, or 54% of total reinsurance ceded to third parties, were placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries (2002: €767 million).

Asset Management Segment

After a slow start to the year, a steep recovery in equity markets in 2003 provided a positive background for the industry, as demonstrated by the S&P 500, which advanced by nearly 29% during the year. Those investors, who either left or reduced their activity in equity markets during the past few years, began to return or increase their activity, albeit cautiously. In the second half of the year, market timing and late trading investigations carried out by regulatory authorities, in particular the U.S. SEC and the Office of the New York Attorney General became a focal point for both US retail investors and the investment management companies offering mutual funds.

Asset Management is important to AXA, from both a strategic and profitability perspective. The development of Asset Management activities is a key part of AXA’s financial services strategy, which seeks to capitalize on existing strengths and to expand the client base. This strategy is founded on the belief that its Asset Management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets in which it operates. The Asset Management segment accounted for €2.9 billion of AXA’s gross premiums and financial services revenues for the year-ended December 31, 2003 (2002: €3.4 billion).

AXA’s principal Asset Management companies are Alliance Capital Management (“Alliance Capital”) and AXA Investment Managers. The Asset Management companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of companies affiliated with AXA.

AXA has Asset Management specialists teams in each of its major markets: Western Europe, the United States and the Asia / Pacific region.

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The table below presents the total assets managed by AXA’s Asset Management segment, including those assets managed on behalf of third parties, and the related fees earned by AXA’s Asset Management segment on those assets as at the dates and for the periods indicated.

Assets Management Segment

(in euro millions, except percentages)	2003	2002	2001

Assets under management by AXA at December 31, (a)
Managed on behalf of third parties	391,690	372,931	505,833
Separate accounts assets	65,158	58,887	80,581
Other invested assets	211,562	204,857	210,557

TOTAL	668,410	636,674	796,971

Commissions and fees earned for the years ended December 31,
Alliance Capital	2,416	2,903	3,347
AXA Investment Managers	783	820	696
National Mutual Fund Management (b)	–	–	57

SUB-TOTAL	3,199	3,724	4,100

Intercompany eliminations	(277)	(313)	(370)

CONTRIBUTION TO AXA’s CONSOLIDATED GROSS PREMIUMS
AND FINANCIAL SERVICES REVENUES	2,922	3,411	3,730

(a)	Based on market value.
(b)	As of January 1, 2002, the financial information in respect of National Mutual Funds Management is presented within the Australia/ New Zealand Life & Savings operations.

The Asset Management industry remains highly fragmented, with no single competitor or small group of competitors, dominating the worldwide market. AXA’s Asset Management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. The competitive factors include the range of investment products offered, the investment performance of such products and the quality of services provided to clients.

ALLIANCE CAPITAL

Alliance Capital, through its parent company Alliance Holding, is a subsidiary of AXA Financial and is a leading global investment management firm in the U.S. Alliance Capital provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including Equitable Life (one of Alliance Capital’s largest institutional clients) as well as unaffiliated entities such as corporate and public employee pension funds, endowment funds, and U.S. and foreign governments.

Alliance Capital provides diversified Asset Management and related services globally to a broad range of clients including:

  Management of separate accounts, hedge funds and other investment vehicles for private clients (such as, high net worth individuals, trusts and estates, charitable foundations).
  Management of mutual funds sponsored by Alliance Capital, its subsidiaries and affiliates for individual investors.
  Management of investments on behalf of institutional investors, and
  Investment research and advisory services for institutional investors.

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In 2000, Alliance Capital acquired the business of Sanford C. Bernstein Inc., which complemented Alliance Capital’s growth equity investment orientation, with a highly regarded value equity investment capability, institutional research capabilities and a strong private client business portfolio. In connection with this acquisition, AXA Financial agreed to provide liquidity to the former shareholders of Sanford C. Bernstein who received private Alliance Capital units over an eight-year period following a two-year lockout period. After the completion of this lockout period in October 2002, AXA Financial acquired in November 2002 8.16 million of the former Bernstein shareholders’ units. The outstanding 32.6 million Alliance Units may be sold to AXA Financial at the prevailing market price over the remaining 7 years of the original eight-year period, ending in 2009. Generally, not more than 20% of the original Units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period.

In September 2003, it was publicly reported in the United States that the Office of the New York State Attorney General (“NYAG”) and the United States Securities and Exchange Commission (“SEC”) were investigating practices in the mutual fund industry identified as “market timing” and “late trading” of mutual fund shares. In connection with this investigation, Alliance Capital announced on September 30, 2003 that it had been contacted by these regulators, and provided full cooperation. This led to an agreement on December 18, 2003 with the two regulators, including compensation to fund shareholders for the adverse effects of market timing, and the implementation of strengthened governance. Alliance Capital took into its Full-Year 2003 accounts a €292 million ($ 330 million) charge, with an impact on AXA Group earnings of €–104 million net group share. In addition, as part of the settlement, Alliance Capital agreed to lower its fees on domestic equity mutual funds by 20% for the next five years, with an estimated impact on revenues of $70 million for 2004.

As at December 31, 2003, Alliance Capital had €376 billion of assets under management, including €327 billion of assets managed on behalf of third party clients (2002: €369 billion and €322 billion, respectively). Excluding exchange rates impact, assets under management at Alliance Capital were up +23% (€475 billion in 2003, compared to €387 billion in 2002).

AXA INVESTMENT MANAGERS (“AXA IM”)

AXA IM is one of the largest Asset Management companies based in Europe. AXA IM’s clients include both (i) institutional investors and (ii) individual investors. AXA IM provides diversified Asset Management and related services globally to mutual funds managed by AXA IM, which are distributed through AXA’s distribution networks, AXA IM’s own sales team and external distributors, and AXA’s insurance subsidiaries in respect of their insurance-related invested assets and separate account (unit-linked) assets.

As at December 31, 2003, AXA IM had €292 billion of assets under management, including €64 billion of assets managed on behalf of third party clients (2002: €268 billion and €51 billion, respectively).

During 2002, AXA IM and AXA Rosenberg, a subsidiary of AXA IM specializing in the management of equities, merged their Asian offices. In addition, in 2001, AXA exercised its option to acquire an additional ownership interest in that company for approximately $30 million, increasing its equity interest from approximately 47% to approximately 75%. As part of this agreement, and due to AXA Rosenberg’s operating performance, during 2002, AXA made an additional payment of approximately $25 million. This transaction is also subject to an earn-out agreement whereby additional consideration may be paid up until the end of 2005 that is contingent upon the future operating performance of AXA Rosenberg.

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Other Financial Services Segment

The operations in the Other Financial Services segment are conducted primarily in Belgium and in France. For the year ended December 31, 2003, the Other Financial Services segment accounted for €0.8 billion, or 1% of AXA’s consolidated gross premiums and financial services revenues (2002: €1.0 billion or 1%, respectively).

AXA BANK BELGIUM

AXA Bank Belgium is a subsidiary of AXA Belgium that offers a comprehensive range of financial services to individuals and small businesses. It has a network of a thousand of independent bank agents that support the sale of products offered by AXA Belgium and AXA IM.

AXA BANQUE AND AXA CRÉDIT

Based in Paris, AXA Banque delivers banking services dedicated to AXA. Its main activities include cash and security flows management and bank account services to AXA’s existing clients and distribution networks, as well as to direct clients. In 2002, AXA merged with Banque Directe, purchased the same year from BNP Paribas. Banque Directe was a provider of online banking services and complements AXA’s existing financial offering in France. AXA Crédit provides short-term loans to customers of AXA’s French insurance operations.

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Insurance-related Invested Assets

As mentioned before, the assets supporting AXA’s insurance operations (included within the three segments: the Life & Savings, the Property & Casualty and the International Insurance) consist of a diversified portfolio of investments. These assets are managed principally by AXA’s Asset Management entities: Alliance Capital and AXA Investment Managers. These assets consist of (i) general account assets whereby the insurer generally bears the investment risk and reward, and (ii) separate account (unit-linked) assets, whereby the investment risk and reward is principally transferred to the policyholder.

The discussion below concerns the general account investment assets of AXA’s insurance operations, which are referred to in this annual report as “insurance-related invested assets.”

The general account liabilities of AXA’s Life & Savings operations can be divided into two primary types, participating and non-participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder that is either reflected as an increase in future policy benefits or paid out in cash in the year the bonus is credited to the policyholder. The insurer’s profits on such business are earned from investment management net of policyholder’s participation, mortality and other charges. For non-participating or interest-sensitive products, the insurer’s profits are earned from a positive spread between the investment return, the crediting or reserve interest rate, and mortality.

Although all the general account assets of each insurer support all of that insurer’s liabilities, the insurers have developed asset-liability management techniques with separate investment objectives for specific classes of product liabilities. As part of this approach, insurers develop investment guidelines for each product line that form the basis for investment strategies to manage such product line’s investment return and liquidity requirements, consistent with management’s overall investment objectives for the Insurance-related investment assets. Investments frequently meet the investment objectives of more than one class of product liabilities whereby each class of business may be allocated on a pro rata basis across the investment portfolio.

AXA routinely monitors and evaluates the status of its investments in light of current and anticipated future economic conditions and trends, and other factors. The strategic allocation of assets is generally determined through asset liability analyses for both Life & Savings and Property & Casualty businesses. The strategy may differ across the geographical territories and the different lines of businesses depending on the existing investment mix, the availability of alternative investment vehicles and the underlying nature and duration of the in-force insurance contracts (please refer to the “Risk factors” section).

At December 31, 2003, based on total invested assets1, the net book value of the insurance-related invested assets supporting the general account Life & Savings operations, primarily consisted of fixed maturity investments including equity holdings in fixed maturity-based mutual funds and equity investments of 69% and 14%, respectively (2002: 68% and 13%, respectively). At such date, the insurance-related invested assets supporting the Property & Casualty operations primarily consisted of fixed maturity investments including equity holdings in fixed maturity-based mutual funds and equity investments of 56% and 23%, respectively (2002: 53% and 27%, respectively).

(1)	Based on net carrying value and excluding assets backing UK “With-Profit” contracts, assets backing unit-linked contracts and investments in affiliated companies (Equity Method).

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The following table presents AXA’s consolidated insurance-related invested assets, by insurance segment at December 31, 2003.

		Insurance - related invested assets

					At December 31, 2003
						International
		Life & Savings		Property & Casualty		Insurance		Total		% of total
(in euro millions,		Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market
except percentages)		value (a)	value	value (a)	value	value (a)	value	value (a)	value	value (a)	value

Fixed maturities
(a) Held to maturity
and available for sale		109,493	116,673	15,800	16,663	4,933	5,112	130,226	138,447	61%	63%
– French government		21,214	23,593	2,314	2,583	369	396	23,897	26,572	10%	11%
– Foreign government		27,718	29,197	7,441	7,791	1,651	1,694	36,809	38,681	16%	16%
– Local governments		3,281	3,446	851	892	43	44	4,175	4,382	2%	2%
– Government
controlled corporations		7,895	8,414	1,732	1,792	690	724	10,317	10,930	4%	5%
– Non-government
controlled corporation		42,288	44,665	2,552	2,667	1,883	1,948	46,722	49,279	20%	20%
– Mortgage-backed securities		5,860	5,990	526	548	163	166	6,549	6,704	3%	3%
– Other		1,237	1,368	384	390	136	141	1,757	1,899	1%	1%
Intercompany transactions		21	20	–	–	–	–	21	20	0%	0%
(b) Allocated to UK “With-Profit”
business-trading (b)		14,989	14,989					14,989	14,989	7%	6%
(c) Trading securities (c)		2,575	2,575	0	0	0	0	2,575	2,575	1%	1%

Total fixed maturities		127,057	134,237	15,800	16,663	4,933	5,112	147,790	156,012	64%	65%

Equity investments, including
holdings in mutual funds
(a) Available-for-sale		39,913	39,631	9,743	9,490	1,408	1,359	51,063	50,480	22%	21%
(b) Allocated to UK “With-Profit”
business-trading (b)		9,486	9,486					9,486	9,486	4%	4%
(c) Trading securities (c)		1,274	1,274					1,274	1,274	1%	1%

Total equity investments,		including
holdings in mutual funds		50,672	50,391	9,743	9,490	1,408	1,359	61,823	61,240	27%	25%
Of which equity holdings in fixed
maturity-based mutual funds		16,233	16,470	3,398	3,426	252	268	19,883	20,165	9%	9%
Investment in participating
interests		1,060	1,568	1,639	1,836	98	161	2,797	3,565	1%	2%

TOTAL (b) (d)		178,789	186,196	27,182	27,989	6,439	6,632	212,410	220,817	92%	91%

Real estate		9,235	10,932	2,318	2,808	174	242	11,727	13,982	5%	6%
Of which allocated to UK
“With-Profit” business-trading	(b)	2,822	2,822	–	–	–	–	2,822	2,822	1%	1%

Morgages,	policy and other loans	16,304	16,879	654	672	50	41	17,009	17,591	7%	7%
Of which allocated to UK
“With-Profit” business-trading	(b)	37	37	–	–	–	–	37	37	0%	0%

Cash and cash equivalents		10,243	10,243	3,915	3,915	2,288	2,288	16,445	16,445	7%	7%

INVESTED ASSETS		214,594	224,270	34,068	35,383	8,951	9,203	257,613	268,856
Of which allocated to UK
“With-Profit” business-trading	(b)	27,335	27,335	–	–	–	–	27,335	27,335	12%	11%

INVESTED ASSETS EXCLUDING
UK “WITH-PROFIT”		187,259	196,936	34,068	35,383	8,951	9,203	230,278	241,521	100%	100%

(a)	Amounts are net of valuation allowances. For details on valuation allowances see note 8 to AXA’s consolidated financial statements.
(b)	These amounts exclude separate account (unit-linked) assets and investments in affiliated companies accounted for under the equity method. Assets allocated to UK with-profit business are carried at estimated fair value in the consolidated balance sheet of AXA.
(c)	Trading securities are carried at estimated fair value and represent assets that support insurance liabilities, in which the value of such liabilities is determined in part in reference to the market value of such assets.
(d)	Refer to note 3 to AXA’s consolidated financial statements included in this annual report that set out the investment valuation methodology.

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AXA did not have any equity and / or fixed maturity investment in any one issuer that was in aggregate 10% or more of AXA’s total shareholders’ equity, or €2,340 million.

Based on insurance-related invested assets, AXA’s fixed maturity and equity investments, are predominantly publicly traded. In respect of these investments, 84% (versus 85% in 2002) of the fixed maturity investments and 90% (versus 91% in 2002) of the equity investments are held by AXA’s principal insurance operations in France, the United States, the United Kingdom, Germany, Belgium and Japan.

More specifically, the insurance-related invested assets backing the insurance liabilities in these operations were predominantly holdings in domestic investments, or in the local currency of the liabilities. In Japan, the allocation is more diversified. In 2003, Insurance-related invested assets included Government bonds (36% versus 37% in 2002), investments in financial services companies (stable at 21%) and in other companies (32% versus 33% in 2002), as well as mutual funds (11% versus 9% in 2002).

Overall, the fixed maturity and equity investments together with real estate, mortgages and loans are concentrated in the local markets in which AXA’s principal subsidiaries operate.

Derivatives. AXA uses derivative instruments to minimize adverse fluctuations in equity prices, interest rates, foreign exchange rates and equity prices. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in note 29 to the consolidated financial statements included in this annual report.

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Analysis of insurance general account investment results

LIFE & SAVINGS

	Life & Savings (a)

			Years ended December 31,
	2003		2002		2001
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.5%	7,084	5.8%	7,336	6.2%	7,342
Net realized gains (losses)	0.0%	(7)	0.4%	532	0.1%	(127)
Net investment results	5.5%	7,078	6.2%	7,868	6.3%	7,215
Related assets at year end		127,503		129,019		123,296

Equity investments
(including trading accounts):
Net investment income	3.5%	1,762	2.8%	1,545	3.1%	1,565
Net realized gains (losses)	0.4%	150	(10.0%)	(5,047)	(1.1%)	(3,401)
Net investment results	3.9%	1,912	(7.1%)	(3,502)	2.0%	(1,836)
Related assets at year end		51,732		48,175		54,950

Real estate:
Net investment income	6.5%	621	6.4%	667	4.5%	660
Net realized gains (losses)	1.6%	156	4.6%	474	1.5%	333
Net investment results	8.1%	777	11.1%	1,140	6.0%	993
Related assets at year end		9,237		10,100		10,821

Loans:
Net investment income	5.8%	1,196	6.1%	1,385	6.9%	1,705
Net realized gains (losses)	(0.2%)	(36)	(0.5%)	(106)	(0.3%)	(125)
Net investment results	5.6%	1,160	5.6%	1,279	6.7%	1,580
Related assets at year end		20,258		20,991		21,935

Other assets and cash and cash
equivalents:
Net investment income	4.1%	455	5.7%	678	9.8%	951
Net realized gains (losses)	0.2%	21	0.4%	43	0.0%	(4)
Net investment results	4.3%	476	6.1%	721	9.8%	947
Related assets at year end		10,416		11,233		11,828

Total invested assets:
Net investment income	5.1%	11,118	5.2%	11,612	5.7%	12,223
Net realized gains (losses)	0.1%	285	(1.9%)	(4,105)	(0.1%)	(3,324)
Net investment results	5.2%	11,403	3.3%	7,507	5.6%	8,899
Total invested assets at year end		219,146		219,518		222,830

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets as well as the unrealized gains and losses on investments carried at market value, notably the assets supporting the UK “With-Profit” contracts.

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PROPERTY & CASUALTY

	Property & Casualty (a)

			Years ended December 31,
	2003		2002		2001
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.2%	787	5.7%	849	5.9%	909
Net realized gains (losses)	0.0%	5	0.6%	88	0.7%	106
Net investment results	5.2%	792	6.3%	937	6.5%	1,014
Related assets at year end		15,832		14,059		15,726

Equity investments
(including trading accounts):
Net investment income	3.1%	353	3.0%	348	3.5%	403
Net realized gains (losses)	(2.3%)	(255)	(2.6%)	(298)	2.2%	252
Net investment results	0.8%	98	0.4%	49	5.7%	655
Related assets at year end		11,382		11,358		11,636

Real estate:
Net investment income	5.7%	134	5.9%	139	6.6%	145
Net realized gains (losses)	2.9%	68	3.2%	75	0.9%	19
Net investment results	8.6%	202	9.2%	214	7.5%	164
Related assets at year end		2,319		2,393		2,278

Loans:
Net investment income	3.1%	51	6.8%	113	9.0%	80
Net realized gains (losses)	(0.0%)	(1)	(0.1%)	(1)	(0.5%)	(4)
Net investment results	3.0%	50	6.7%	111	8.5%	76
Related assets at year end		1,668		1,629		915

Other assets and cash and cash
equivalents:
Net investment income	3.1%	113	2.5%	75	6.0%	160
Net realized gains (losses)	(0.1%)	(4)	(0.3%)	(9)	0.0%	(0)
Net investment results	3.0%	110	2.2%	66	6.0%	160
Related assets at year end		3,931		3,282		2,529

Total invested assets:
Net investment income	4.2%	1,438	4.6%	1,523	5.2%	1,696
Net realized gains (losses)	(0.6%)	(186)	(0.4%)	(145)	1.1%	373
Net investment results	3.6%	1,252	4.1%	1,377	6.3%	2,068
Total invested assets at year end		35,132		32,721		33,083

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

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INTERNATIONAL INSURANCE

	International Insurance (a)

			Years ended December 31,
	2003		2002		2001
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.1%	261	5.7%	278	6.6%	303
Net realized gains (losses)	1.0%	53	2.2%	106	2.1%	95
Net investment results	6.2%	314	7.8%	383	8.6%	397
Related assets at year end		4,936		5,206		4,506

Equity investments
(including trading accounts)
Net investment income	1.5%	24	1.4%	23	1.7%	29
Net realized gains (losses)	(0.9%)	(13)	(6.8%)	(113)	(2.1%)	(37)
Net investment results	0.7%	11	(5.4%)	(90)	(0.4%)	(8)
Related assets at year end		1,506		1,554		1,779

Real estate:
Net investment income	4.3%	8	6.8%	18	6.8%	23
Net realized gains (losses)	0.0%	(0)	2.9%	8	(2.5%)	(8)
Net investment results	4.3%	8	9.7%	26	4.3%	14
Related assets at year end		174		227		309

Loans:
Net investment income	5.2%	29	5.7%	30	10.3%	6
Net realized gains (losses)	0.0%	0	(0.0%)	(0)	0.0%	0
Net investment results	5.2%	29	5.7%	30	10.3%	6
Related assets at year end		630		504		58

Other assets and cash and cash
equivalents:
Net investment income	3.0%	64	3.9%	69	4.9%	67
Net realized gains (losses)	(0.9%)	(20)	3.0%	53	0.8%	11
Net investment results	2.1%	43	6.9%	122	5.7%	78
Related assets at year end		2,292		1,897		1,597

Total invested assets:
Net investment income	4.1%	386	4.6%	418	5.3%	428
Net realized gains (losses)	0.2%	20	0.6%	54	0.8%	60
Net investment results	4.3%	406	5.2%	472	6.0%	488
Total invested assets at year end		9,537		9,388		8,249

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

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Property & Casualty Claims Reserves

ESTABLISHMENT OF CLAIMS RESERVES

AXA is required to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its Property & Casualty and International Insurance operations. AXA establishes its gross insurance liabilities, that is, its claims reserves, by product, type of insurance coverage and year, and charges them to income as incurred.

Claims reserves (also referred to as “loss reserves”) fall into two categories namely:

  Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and
  Reserves for incurred but not yet reported (“IBNR”) claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves include the expenses associated with claims settlement, necessary to bring claims to final settlement.

The process of estimating the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as (i) development in claims between the amount estimated and actual experience; (ii) changes arising from the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end; (iii) judicial trends; (iv) regulatory changes; and (v) inflation and foreign currency fluctuations.

As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated on the base of information available at that time. Any adjustment resulting from change in claims reserves is recorded in the financial statements of the period.

AXA continually reviews the adequacy of the established claims reserves, including emerging claims development, and actual claims experience compared to the original assumptions used to estimate initial gross claims reserve. Based on current information available in the preparation of the consolidated financial statements included in this annual report, AXA considers that these provisions are sufficient.

The information within this section presents separately (i) AXA’s Property & Casualty insurance operations representing the Property & Casualty Segment operations and AXA Corporate Solutions Assurance within the International Insurance Segment, and (ii) AXA RE business from the International Insurance Segment.

As in prior years, AXA RE is presented separately because: (i) this business consists of insurance assumed from other insurers, (ii) programs which are monitored separately within the reinsurance operations, and the type of insurance and the nature of the risks and exposures covered is different compared to the direct insurance coverage provided by AXA’s Property & Casualty insurance operations and AXA Corporate Solutions Assurance, (iii) a portion of this business is reinsured to other reinsurers through retrocession programs which are monitored separately within the reinsurance operations, and (iv) the claims are accounted for on an underwriting year basis covering a 24-month period rather than on an accident year basis covering a 12-month period.

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PROPERTY & CASUALTY RESERVES NOT INCLUDED IN LOSS DEVELOPMENT TABLES

AXA does not discount its reserves for claims and claims expenses except for disability claims for which final settlement has been agreed and the payments are generally fixed over a period of time. The disability claims reserves have not been included in the Loss Reserve Development Table, as these are similar to structured settlements.

AXA’s French Property & Casualty operations underwrite construction coverage with a ten-year contract term. In accordance with the French regulations, a specific provision is added to the claims reserves based on methodology established by the French government. This reserve is in addition to each single notified claim. The construction reserves and catastrophe equalization reserves were excluded from the Loss Reserve Development table as such reserves provide no indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA. In addition, certain AXA Property & Casualty operations are required by local regulations, in the countries in which they operate to establish equalization reserves specific to catastrophe risks.

The Property & Casualty loss reserves that were excluded from the Loss Reserve Development Table represented 14.4% of total gross Property & Casualty insurance liabilities at December 31, 2003 (2002: 12.9%). For further information, refer to the “Reconciliation of Loss Reserves to Consolidated Financial Statements” table following the Loss Reserve Development tables.

The loss reserve development table presents the claims reserve development for calendar years 1993 through 2003, as determined in accordance with French GAAP. The top line entitled “gross reserves for unpaid claims and claims expenses” represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The upper portion of the table entitled “paid (cumulative)” represents the cumulative amount paid as of the end of each year with respect to the original gross claims reserve liability reported. The lower portion of the table entitled “Reserve re-estimated” represents the previously recorded liability as adjusted (that is, re-estimated) based on claims experience as of the end of each year. The estimate is increased or decreased, as more information becomes known in future periods relating to unsettled claims. For example, the gross claims reserve as at December 31, 1994 was originally €5,595 and increased by €9,742 million to €15,337 million primarily due to the UAP acquisition in 1997. By the end of 2003, cumulative amounts paid was €9,079 million and the original gross claims reserve had been re-estimated to be €11,835 million at December 31, 2003. The “cumulative redundancy (deficiency)” for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

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Loss Reserve Development Table: Property & Casualty including International Insurance operations (except for AXA RE)

					At December 31,
(in euro millions except percentages)	1993	1994	1995	1996	1997(a)	1998	1999(a)	2000	2001	2002	2003

Gross reserves for unpaid
claims and claims expenses
developed initially (b)	4,932	5,595	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825

Gross reserves for unpaid
claims and claims expenses
developed in 2003 (b)	13,713	15,337	15,083	19,206	22,208	23,013	26,063	26,995	27,287	27,302	na

Paid (cumulative) at:
One year later	1,394	1,419	1,305	1,388	4,737	4,745	7,727	6,807	6,715	6,371
Two years later	2,051	2,044	1,684	5,759	6,632	6,818	11,184	10,302	9,900
Three years later	2,454	2,368	6,898	7,327	8,087	9,361	13,474	12,378
Four years later	2,684	7,082	8,123	8,351	10,338	10,632	14,798
Five years later	7,767	8,089	8,917	10,619	11,218	11,384
Six years later	8,442	8,591	9,075	11,187	11,512
Seven years later	8,806	8,799	9,615	11,387
Eight years later	8,850	9,079	9,660
Nine years later	9,084	9,079
Ten years later	9,050

Reserve re-estimated at:
One year later	4,835	5,303	5,607	5,537	19,425	19,040	23,041	27,069	27,425	26,856
Two years later	4,680	5,177	5,477	13,881	17,510	19,407	26,294	25,919	25,718
Three years later	4,810	5,278	13,376	13,864	17,971	22,048	25,542	24,864
Four years later	4,803	12,353	13,303	14,214	20,162	21,485	24,409
Five years later	11,801	12,160	13,730	16,742	19,873	20,804
Six years later	11,699	12,490	13,472	16,439	19,052
Seven years later	11,997	12,323	13,273	16,024
Eight years later	11,663	12,166	12,905
Nine years later	11,652	11,835
Ten years later	11,304

Cumulative redundancy
(deficiency) from the initial
gross reserves in excess of
re-estimated gross reserves:
Amount (a)	2,409	3,502	2,178	3,182	3,156	2,209	1,654	2,131	1,569	446	na
Percent (a)	17.6%	22.8%	14.4%	16.6%	14.2%	9.6%	6.3%	7.9%	5.7%	1.6%	na

(a)	AXA acquired Compagnie UAP (“UAP”) on January 1, 1997 and Guardian Royal Exchange (“GRE”) in May 1999. The impact in term of gross reserves relative to the scope entry of those two Property & Casualty subsidiaries was, at time of acqusition, €13,7 billion in 1997 and €5,6 billion in 1999.
(b)	In 2003, the company AXA Corporate Solutions Insurance US was transferred from the AXA Corporate Solutions Assurance to AXA RE.

The majority of the business of the Property & Casualty insurance operations is short tail and, therefore, losses develop and are paid relatively quickly. In 2003, approximately 39% of the claims charges were paid in the year that the claim event occurred (2002: 37%).

In respect of the direct insurance business in 2003, there were no reportable changes in the claims payment patterns. In addition, (i) there have been no significant changes in assumptions during the current year, and (ii), in 2003, the company AXA Corporate Solutions Insurance US was transferred from the large risks insurance activities to the reinsurance business with total claims reserves of €459 million at December 31, 2003.

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AXA RE

	Loss reserve development table - AXA RE

					At December 31,
(in euro millions, except percentages)	1993	1994	1995(c)	1996	1997	1998	1999	2000	2001(d)	2002	2003

Gross reserves for claims
expenses in Balance Sheet
developed initially(a)	1,184	1,496	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200

Gross reserves for claims
expenses in Balance Sheet
developed in 2003 (e)	1,298	1,626	2,576	2,778	3,010	3,298	3,620	3,660	6,356	5,220	4,200

Initial retroceded reserves	(107)	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)
Retroceded reserves in 2003	(e)(157)	(265)	(320)	(257)	(342)	(516)	(533)	(498)	(2,055)	(1,386)	(853)
Initial net claims reserves
in excess of (less than)
re-estimated net claims
reserves:	1,141	1,361	2,256	2,521	2,668	2,782	3,088	3,163	4,302	3,834	3,347

Paid (cumulative) at:
One year later	293	374	602	615	583	956	1,165	1,218	1,987	1,441
Two years later	473	566	1,008	965	1,094	1,594	1,893	1,860	3,198
Three years later	593	737	1,221	1,230	1,430	2,000	2,265	2,449
Four years later	706	849	1,410	1,427	1,685	2,232	2,779
Five years later	784	935	1,548	1,586	1,815	2,677
Six years later	851	1,037	1,677	1,689	2,101
Seven years later	932	1,106	1,759	1,953
Eight years later	991	1,156	2,000
Nine years later	1,032	1,288
Ten years later	1,212

Reserve re-estimated at:
One year later	1,368	1,558	2,811	2,970	2,945	3,743	3,969	4,199	5,922	5,012
Two years later	1,326	1,549	2,917	2,829	3,159	3,817	4,105	4,061	6,183
Three years later	1,329	1,675	2,774	2,891	3,168	3,772	3,955	4,034
Four years later	1,428	1,643	2,818	2,844	3,045	3,643	4,027
Five years later	1,403	1,653	2,755	2,754	2,941	3,722
Six years later	1,413	1,681	2,678	2,612	2,964
Seven years later	1,473	1,622	2,558	2,692
Eight years later	1,422	1,552	2,653
Nine years later	1,360	1,688
Ten years later	1,480

Cumulative redundancy
(deficiency) from the initial
gross claims reserves in excess
of (less than) re-estimated
gross claims reserves	(183)	(62)	(77)	86	46	(425)	(407)	(374)	174	208

Re-estimated retroceded
reserves	199	228	342	340	434	587	537	473	1,662	1,219
Premium adjustment (c)	259	254	507	540	600	658	943	1,168	1,232	1,079

Re-estimated net claims
reserves:	1,023	1,206	1,804	1,812	1,930	2,477	2,547	2,393	3,289	2,714

Initial net claims reserves
in excess of (less than)
re-estimated net claims
reserves:
Amount (a)	118	156	452	709	738	304	541	769	1,013	1,120	na
Percent of original net reserve	(a)10.4%	11.4%	20.0%	28.1%	27.7%	11.0%	17.5%	24.3%	23.6%	–	na

(a)	The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	Represents premiums earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c)	Includes the claims reserves of Abeille Re acquired in 1995.
(d)	In 2001, the claims reserve of AXA Corporate Solutions Reinsurance was adversely affected by the September 11th attacks.
(e)	In 2003, the company AXA Corporate Solutions Insurance US was transferred from AXA Corporate Solutions Assurance to AXA RE.

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RECONCILIATION OF LOSS RESERVES

DEVELOPED TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the gross insurance liabilities, that is, the gross claims reserves including claim expenses, in the loss development tables presented above to that presented in the AXA’s consolidated financial statements (refer to Note 19).

	At December 31,
(in euro millions)	2003	2002

Total gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE)	27,825	28,465
AXA RE	4,200	4,778

Total gross claims and other reserves developed	32,025	33,243

Gross claims and other reserves not developed
Equalization reserves	397	327
Other reserves (a)	4,990	4,604

Total gross claims and other reserves excluding Life & Savings	37,412	38,175

Claims and other reserves for Life & Savings Segment	7,624	7,556

Claims reserves, including other reserves, gross of reinsurance	45,036	45,731

(a) Represents mainly disability claims and construction reserves.

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Investment Strategy	130
Liquidity and Capital Resources	132

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Investment Strategy

SIGNIFICANT ACQUISITIONS

In 2002 and in 2001, AXA has undertaken no major acquisitions.

On January 2, 2001, so as to finalize the exchange offer realized in December 2000 on the shares held through AXA Financial minority interests, AXA Merger Corp., the entity created to manage the acquisition process, has been absorbed. On this occasion, the shares still held by the public have each induced a 35.75 dollars cash payment and a conversion into 0.295 “AXA American Depositary Share” (ADS), thus producing a 737 million euros increase in AXA shareholders’ equity. Following this operation, AXA now holds 100% of AXA Financial equity.

In 2000:

  AXA Nichidan. In order to develop its activity on the strategic Asian market, AXA has acquired over 95% of Nippon Dantai Life Insurance Company Ltd. (“Nippon Dantai”). As a result of this acquisition, AXA increased significantly its presence in the Japanese life and savings insurance market as Nippon Dantai was the 13th largest life insurance company and the 2nd largest stock life (non mutual) insurance company in Japan at that time. Following this acquisition, Nippon Dantai has been absorbed by AXA Insurance Holding Co. Ltd., its activity being split between AXA Life Insurance Co. Ltd. and AXA Group Life Insurance Co. Ltd.
  Sanford Bernstein. Alliance Capital Management L.P. (“Alliance Capital”), a subsidiary of AXA Financial, has acquired Sanford C. Bernstein, Inc., a US-based asset manager with assets under management of approximately $90 billion (€96 billion).
  Minority interests buy-out. AXA has continued its reinforcement strategy through the buy-out of minority interests. AXA has thus acquired the minority interests in AXA UK Holdings (43.8%), previously named Sun Life & Provincial Holdings, in the United Kingdom, in AXA Financial, Inc. (39.9%) in the United States and in AXA China Region (26%), subsidiary based in Hong Kong and owned by AXA Asia Pacific Holdings in which AXA has a 51% voting interest.

In 1999, Guardian Royal Exchange. AXA has acquired the group Guardian Royal Exchange (“GRE”), through AXA UK Holdings, previously named Sun Life & Provincial Holdings. Based in London, GRE’s insurance operations were located in the United Kingdom, Ireland and Germany. Pursuant to this acquisition, AXA has reinforced its presence in these countries, especially on the health, property and casualty market in the UK.

In 1998, Royale Belge and ANHYP. AXA has acquired the remaining 51% minority interests in Royale Belge (subsequently renamed AXA Belgium) through a public exchange offer. In the same year, AXA Belgium acquired a Belgian bank, ANHYP, through a public acquisition offer. In January 2000, ANYHP was merged with AXA’s existing Belgian Bank, IPPA, to create AXA Bank Belgium.

In 1997, Compagnie UAP. AXA has acquired Compagnie UAP (a French holding company for a group of insurance and financial services companies) through a public exchange offer. This acquisition increased significantly AXA’s operations on the life and savings as well as on the property and casualty markets in Western Europe.

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In 1995, AXA Asia Pacific Holdings (previously National Mutual Holdings). AXA acquired a controlling equity interest in National Mutual Holdings (renamed AXA Asia Pacific Holdings), in connection with the demutualization of its subsidiary National Mutual Life Association of Australasia (“National Mutual Life”).

In 1991, AXA Financial, Inc. (previously Equitable Holdings Companies Inc.). AXA invested $1 billion in The Equitable Life Assurance Society of the United States (“Equitable Life”), in anticipation of Equitable’s Life demutualization. Following the demutualization of Equitable Life in 1992, AXA’s initial investment was converted into a controlling equity interests in The Equitable Holding Companies, Inc. (renamed AXA Financial, Inc.), the holding of Equitable Life.

SIGNIFICANT DIVESTITURES

Over the past years, AXA has also sold a number of non-strategic assets and operations that are summarized below:

  In 2001, Banque Worms (France). The sale of Banque Worms to Deutsche Bank was completed on April 2 2001. Under the terms of the agreement, AXA has retained some of Banque Worms’ business assets, including those related to discontinued businesses, as well as the majority of its investment securities portfolio. In addition, AXA has provided a guarantee to Deutsche Bank covering certain losses that may occur on potential non-performing loans issued by Banque Worms.
  In 2000, Donaldson, Lufkin & Jenrette (United States). On November 3, 2000, AXA sold the investment bank Donaldson, Lufkin & Jenrette (“DLJ”) to Crédit Suisse Group for $7.3 billion (€8.4 billion at the date of the operation). The consideration included cash for $2.4 billion and 25.7 million shares from the Crédit Suisse Group (6.4 million were immediately sold, the remaining 19.3 million shares have been sold in January 2001).

AXA keeps considering opportunities that will increase the size and geographical diversity of its worldwide operations in insurance and asset management.

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Liquidity and capital resources

Over the past several years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, joint ventures, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, co-ordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial, Inc., AXA Asia Pacific Holdings and AXA UK Holdings are also holding companies and are dependent on dividends received from their own subsidiaries for funds to meet their obligations. In addition, some of AXA’s principal subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid. Based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA’S INSURANCE OPERATIONS

The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from sales of invested assets. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they fall due.

LIFE & SAVINGS

Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits specifically on variable annuity business (see “Description of Business - Life & Savings - Surrenders”).

AXA’s investment strategy is designed to match the net investment results (the investment yield) and the estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

PROPERTY & CASUALTY AND INTERNATIONAL INSURANCE

Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see “Description of business - Claims Reserves”).

Insurance cash flows are generally positive and can be slightly negative in the case of exceptional events. A portion of the assets is invested in liquid, short-term bonds and other listed securities in order to avoid additional liquidity risk that may arise from such events. In the event of large catastrophic or other losses, AXA’s Property & Casualty operations would be able to liquidate a certain amount of their investment portfolios.

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ASSET MANAGEMENT AND FINANCIAL SERVICES

The principal sources of liquidity relating to these operations are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), credit facilities and other borrowings from credit institutions.

The financing needs of asset management subsidiaries arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products.

SOURCES OF LIQUIDITY

At December 31, 2003, AXA’s consolidated balance sheet included cash and cash equivalents of €19.4 billion (2002: €18 billion), excluding bank overdrafts of €1.0 billion in 2003, (2002: €1.1 billion). The Company statutory accounts had cash and cash equivalents of €1.851 billion at December 31, 2003, versus €195 million a year earlier. This increase was primarily due to €1.4 billion from the investment of funds raised through the issue of ORANs (bonds redeemable in shares or cash) in the fourth quarter of 2003, intended to finance the contemplated acquisition of MONY in the United States. The Company did not have any amounts outstanding on bank overdrafts at December 31, 2003.

On a consolidated basis, the aggregate principal payments required to be made on subordinated and non-subordinated debt instruments issued for 2004 and the four years thereafter amount to €2,394 million in 2004 (including €1,389 million relating to ORANs ), €684 million in 2005, €339 million in 2006, €3 million in 2007 and €397 million in 2008. The remaining €9,793 million matures after 2008. Amounts owed to credit institutions are generally payable on demand, except those of the Company. Off-balance sheet commitments are discussed in Note 30 to the consolidated financial statements.

As part of its risk management, AXA has for a number of years paid constant attention to contractual clauses, particularly those that may cause debts to become repayable before due date. A large proportion of AXA’s debts consists of subordinated bonds that do not feature any early redemption clauses, except in the event of liquidation. Early redemption clauses (puts, default triggers, rating triggers) are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralised method of monitoring these clauses. To date, AXA is not exposed to early redemption clauses that could have a significant impact on its financial position.

SUBORDINATED DEBT

At December 31, 2003, the Company (statutory accounts) had outstanding subordinated debt of €8,119 million, or € 7,592 million taking into account a €527 million reduction for the impact of foreign exchange derivative instruments.

On a consolidated basis at December 31, 2003, AXA’s total outstanding subordinated debt totalled €8,980 million, after taking into account all intra-group eliminations, or €8,453 million after taking into account a €527 million decrease relating to foreign exchange derivative instruments (2002: €8,589 million, €8,300 million and €289 million respectively).

The increase of €153 million in 2003 (after the impact of foreign exchange derivative instruments), or €555 million at constant exchange rates, was mainly due to the following factors. As part of the €5.0 billion EMTN (Euro Medium Term Note) programme, AXA issued $500 million (€396 million) of fixed-rate undated subordinated bonds in May 2003, and €500 million of perpetual bonds through private placement in the second half of 2003. In addition, there was new subordinated debt issued by AXA Bank Belgium, aiming at refinancing loan production. This increase was partly offset by the repayment of AXA Japan’s external debt (€144 million) and a positive impact from foreign exchange derivatives (€238 million) due to the strengthening of euro against other currencies.

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At December 31, 2003, the potential number of ordinary shares to be issued upon conversion of AXA's total outstanding subordinated convertible debt was around 64.0 million (2002: 64.0 million).

For further information, refer to Notes 18 and 22 to the consolidated financial statements.

NON-SUBORDINATED DEBT INSTRUMENTS

At December 31, 2003, the Company (statutory accounts) had outstanding non-subordinated debt instruments of €3,423 million, an increase of €1,457 million from €1,966 million at December 31, 2002. Most of this outstanding debt at December 31, 2003 and 2002 was classified as financing debt. The increase in 2003 was mainly due to the issue of €1,406 million of ORAN bonds.

On a consolidated basis, AXA’s total outstanding issued non-subordinated debt amounted to €5,156 million at December 31, 2003, an increase of €474 million from the €4,682 million figure a year earlier. Of the total non-subordinated debt outstanding at December 31, 2003, the amounts classified as financing debt and operating debt equalled €4,459 million and €697 million, respectively (2002: €3,622 million, and €1,060 million respectively). On a constant exchange rate basis, the increase was €864 million and was primarily due to the following factors:

  Financing debt increased by €1,161 million. This was mainly due to ORANs issued following the exercise of warrants allocated free of charge, to shareholders as part of the contemplated acquisition of MONY (€1,389 million after the elimination of intra-group financing). This was partly offset by the redemption of €258 million of 6% mandatory convertible bonds issued by AXA Colonia Konzern Finance in 1998, and the partial redemption of AXA Financial’s senior bonds (€73 million).
  Operating debt decreased by €297 million, mainly as a result of a €316 million fall in operating debt in AXA Banque which, after the absorption of Banque Directe, became a net lender in the market. As a result, AXA Banque repaid its debts without raising new funds in the market. This decrease was partly offset by an increase in other operating debts, particularly following the entry of Vendôme Haussmann into the scope of consolidation, leading to an increase of €95 million.

Of AXA’s total outstanding debt at December 31, 2003, short-term debt (maturity of 1 year or less) equalled €2,355 million, of which €1,789 million related to the Company (mainly consisting of ORAN bonds).

For further information see Note 22 to the consolidated financial statements.

AMOUNTS OWED TO CREDIT INSTITUTIONS

On a consolidated basis at December 31, 2003, amounts owed by the Company and its subsidiaries to credit institutions totalled €3,851 million as compared to €5,018 million at December 31, 2002, or a decrease of €1,167 million. Of the total amounts owed to credit institutions outstanding at December 31, 2003, financing and operating debts (including bank overdrafts for €1,016 million), represented €29 million and €3,822 million, respectively. The decrease of € 1,167 million was attributable primarily to the following items:

  In 2003, AXA Bank Belgium’s debt fell by €480 million since financing needs were essentially fed through current accounts with the National Bank of Belgium.
  AXA Banque’s operating debt fell by €142 million, and Colonia Bausparkasse’s by €160 million, mainly due to the reduction in regulatory liquidity requirements for real estate companies introduced early 2003.
  AXA entirely repaid a €254 million bank loan.
  Bank overdrafts were reduced by around €60 million across the whole group.

For further information refer to Note 23 to the consolidated financial statements.

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ISSUANCE OF ORDINARY SHARES

On May 9, 2001, in AXA’s annual general meeting of shareholders, shareholders approved a four-for-one split of AXA’s ordinary shares and two-for-one split of AXA’s American Depository Shares (ADS). As a result, the ratio of AXA ADSs to AXA ordinary shares changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

The information provided below is given on a post 4-for-1 stock split basis.

  Since 1994, AXA has regularly offered shares to its employees. In 2003, AXA employees invested a total of €188 million in the employee stock ownership program (€13 million in July 2003 and €175 million in December 2003) resulting in the issuance of 15.1 million AXA ordinary shares. At December 31, 2003, AXA employees held approximately 4.8% of AXA ordinary shares (including ADSs) compared to 4% at December 31, 2002.
  In addition, during 2003, approximately 0.8 million ordinary shares were issued in connection with the exercise of AXA share options in 2003 (2002: 0.8 million ordinary shares).

In 2003, the number of AXA ordinary shares held in treasury fell slightly, by 0.8 million with respect to December 31, 2002 (1.3 million shares were sold and 0.4 million acquired during 2003). At December 31, 2003, AXA held approximately 29.6 million of its ordinary shares at a book value of €473 million (2002: €489 million), or 1.8% of the total outstanding ordinary shares (unchanged relative to 2002). These shares are allocated principally to the AXA Financial stock-option program, where options have been granted to AXA Financial employees to acquire AXA ADSs.

In connection with the contemplated acquisition of MONY Group Inc. – a life insurance company based in New York, also known as MONY –, AXA decided to finance this proposed transaction by issuing ORAN bonds (bonds redeemable in shares or cash), for an amount of €1.4 billion. The ORAN were issued upon the exercise of warrants allocated free of charge by AXA to its shareholders.

Those owning shares on September 19, 2003 received a warrant for every share held. As a result, 1,763,924,947 warrants were issued. These warrants gave holders the right to subscribe to one ORAN bond at a price of €12.75 for every 16 warrants held. As a result, 110,245,309 ORANs were issued for a total amount of €1,405,627,690.

Each ORAN will be automatically redeemed by the issuance of one new ordinary AXA share following the closing date of the acquisition. If the acquisition is not completed, and at the latest by December 21, 2004, the ORANs will be redeemed in cash at par, with accrued interest of 2.4% prorata temporis.

DIVIDENDS RECEIVED

Dividends paid to the Company were approximately €1,109 million in 2003 (2002: €1,481 million, 2001: €1,882 million), of which approximately €250 million were in currencies other than the euro (2002: €387 million, 2001: €410 million). The net decrease in dividends received during 2003 related principally to a decrease in dividends received from (i) AXA Konzern AG, which reduced its dividend payment by €132 million, (ii) AXA Holdings Belgium, which paid no dividend in 2003 versus €177 million in 2002, (iii) AXA Financial, which reduced its dividend by €128 million and (iv) AXA Participations II, which cut its dividend by €80 million to €147 million. This decrease was partly offset by (i) a €102 million increase in the dividend paid by AXA France Assurance to €580 million and (ii) a non-recurring dividend of €52 million paid by Compagnie Financière de Paris in 2003.

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The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see Note 34 to the consolidated financial statements.

The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flows remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

USES OF FUNDS

Interest paid by the Company in 2003 totalled €487 million (2002: €564 million, 2001: €635 million) or €252 million after derivative instruments used to hedge the Company’s financial charges (2002: €311 million, 2001: €606 million). The Company’s annual interest expense is expected to be approximately €350 million, after taking into account hedging instruments, during each of the next three years. On a consolidated basis, total interest paid in cash in 2003 was € 835 million (2002: €894 million, 2001: €913 million) or €600 million after derivative instruments (2002: €641 million).

Dividends paid to AXA shareholders in 2003 totalled €599 million in respect of the 2002 financial year, or €0.34 per ordinary share, versus €0.56 per share paid in respect of the 2001 financial year (€971 million in total). All dividends in respect of the financial years ended in 2002 and 2001 were paid in cash.

SOLVENCY MARGINS AND RISK BASED CAPITAL

Each insurance company within AXA is required by regulations in the local jurisdictions to maintain minimum levels of capital adequacy and solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. AXA’s insurance subsidiaries are in compliance with the applicable solvency requirements.

The solvency and capital adequacy margins in general are calculated based on a formula that contains variables for expenses, inflation, investment earnings, death, disability claims, surrenders, premium dormancy and policyholder options, distribution of assets among investment categories, and the matching of specific categories of assets and liabilities.

In addition, a European Directive dated October 27, 1998 requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

The new requirements are regulated in France by the Commission de Contrôles des Assurances, des Mutuelles et des Institutions de Prévoyance.

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Certain AXA subsidiaries with financial services activities must comply with various French and European regulations that require each to maintain, depending on its area of activity (bank, credit establishment or other), a minimum liquidity ratio or a minimum solvency ratio.

On this basis, and taking into account future profits as advised by the 2002.12 Directive dated from March 5, 2002, the adjusted solvency ratio is approximately 212% at December 31, 2003, compared to 172% at December 31, 2002. If Solvency I rules, which are deemed to be effective as of January 1, 2004, were applied, AXA’s European consolidated solvency margin would be 205% based on December 31, 2003 estimates.

SUBSEQUENT EVENTS AFTER DECEMBER 31, 2003, AFFECTING AXA’S LIQUIDITY

In AXA’s ordinary general meeting of shareholders, to be held on April 21, 2004, a dividend of €676 million (€0.38 per share) in respect of the 2003 financial year will be proposed for approval to shareholders.

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Organization of Risk Management at AXA	140

Market Risks	140

Credit Risks	147

Insurance Risks	148

Operational Risks	150

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Organization of Risk Management at AXA

The Risk Management department, within Group’s Finance Department, is responsible for defining methods and systems to identify, measure and monitor risks so that they can be managed efficiently.

By facilitating a more accurate assessment of risk exposure, these systems and tools help to reduce earnings volatility and to optimize the allocation of capital by the Group to its various businesses.

The Risk Management department performs these tasks using a uniform set of techniques including stochastic models. These modeling techniques provide a more refined and exhaustive analysis and assessment of AXA’s risk exposure thanks to the large number of scenarios examined in this type of approach. These tools complement the more classical deterministic forecasting tools used.

Market risks

MARKET RISKS – ASSET LIABILITY MANAGEMENT

In an effort to protect and enhance shareholder value, AXA actively manages its exposure to market risks. Primary responsibility for risk management, including market risk, rests with the Group’s local subsidiaries, which have the best knowledge of their products, policyholders and risk profile. This approach allows subsidiaries to react in a timely manner to changes in financial markets, insurance cycles and the political and economic environment in which they operate.

AXA’s exposure to market risk is reduced by reason of the diversity of its operations, and its geographic diversification which reduces the impact of local economic, financial and insurance cycles on its global financial condition. Furthermore, a large portion of AXA’s life operations involve products for which most of the investment risk and reward belong to its policyholders.

AXA manages its market risk within the framework of disciplined and organized investment processes:

  Insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset/liability matching techniques. They define strategic asset allocation policy, which is implemented by asset management companies mandated under investment management agreements. Insurance subsidiaries are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.
  An Investment Committee, made up of managers from the financial and operational sides of the insurance company and also, in certain cases, representatives of its board of directors, approves investment strategy and assesses the quality of the results obtained.
  Asset management specialists, primarily AXA subsidiaries (AXA Investment Managers and Alliance Capital), are responsible for day-to-day management of investments. Processes have been put in place in the company to manage investments without surpassing agreed-upon risk tolerance thresholds stipulated by the insurance company in the relevant investment management agreement.

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These investment processes are part of a broader framework introduced at Group level, which includes:

  defined standards for managing investments and assessing asset liability mismatching risk.
  the consolidation of market risks at Group level.

At Group level, an ALM Steering Committee, supervised by the Group Finance Officer, determines general asset liability management policy guidelines and evaluates the results, which are then submitted to the Management Board and to the Finance Committee of AXA’s Supervisory Board.

Risk assessment standards cover two types of requirement:

1 . Analysis of the insurer’s ability to meet long-term policyholder obligations arising from its insurance contracts. The Risk Management department performs detailed annual analyses using consistent methods and scenarios that are deterministic or stochastic. These particularly important analyses are carried out for all the Group’s main subsidiaries.
For the main product lines, they indicate:
–	the amount of assets required to meet obligations.
–	the value generated by insurance products, which is measured by factoring in the level of risk affecting assets and liabilities.

This information is compiled for AXA’s insurance operations and for the Group, which allows the monitoring of strategic asset allocation. Aside from the specific conclusions for each product line and each unit, the analysis indicate that AXA has a significant surplus of assets as measured against a level of assumed risks that is consistent with a rating in the AA range. This favorable situation is attributable primarily to the significant impact of the diversification of risks between the various businesses and countries in which AXA operates.

Updates of the position on the asset side, as well as occasional studies of specific issues are carried out in addition to the annual analyses. The allocation of surplus assets is simulated and analyzed to ensure that the assets are allocated in the most efficient manner by each of the Group's subsidiaries.

2. Analysis of AXA’s ability to satisfy capital adequacy requirements over the short and medium terms.

This process is based primarily on monitoring and analyzing local and consolidated capital adequacy and solvency margin requirements. It is intended to ensure that AXA complies with its regulatory commitments and makes optimum use of capital resources at all times.

In addition, AXA’s insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA operates. These local regulations prescribe:

  the type, quality and concentration (counterparty, geographic location and type) of investments, the level of assets to be maintained in the local currency in order to cover insurance liabilities in that local currency (“congruency” rule).
  Lastly, subsidiaries perform simulations on the various regulatory constraints that they have to meet using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). Every six months, these models are sent to the Group’s Finance Department, enabling it to assess the extent of each subsidiary’s financial flexibility. The results are presented to the Finance Committee of AXA’s Supervisory Board on a regular basis.

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MARKET RISKS

LIFE AND SAVINGS OPERATIONS

The market risks to which life and savings subsidiaries are exposed arise from a number of factors:

  A decline in yields on fixed-income investments could reduce the investment margin if the return on new invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.
  A rise in yields on fixed-income investments reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and the surrender level on certain contracts, if competitive pressures lead to higher rates of policyholder profit participation on new contracts.
  A decline in equity and real estate prices may reduce the level of unrealized capital gains and available surpluses.
  Exposure to the foreign exchange risk are generally limited for the Group’s life insurance companies. Foreign currency commitments are matched to a large extent by assets in the same currency.

The policies put in place to manage these risks are tailored to each product type. The percentages provided below relating to the allocation of life insurance reserves by product type and thus AXA’s obligations to its policyholders are produced from management data:

1.	22% of AXA’s life insurance mathematical reserves cover separate account (unit-linked) products that do not affect AXA’s risk exposure, since the underlying financial market performance is fully for the account of policyholders. In cases where these products include interest-rate guarantees, they are usually managed by a financial partner within the separate account. Consequently, they do not present any market risk.

2.	10% of AXA’s life insurance mathematical reserves cover separate account products that include guaranteed interest-crediting rates granted by the Insurance companies. Suitable risk management policies have been put in place:

–	in the United-States, dynamic hedging programs are implemented using derivatives to cover guaranteed minimum death benefits (GMDB); products that pay benefits in the form of annuities are partially reinsured, and will be included in the dynamic hedging programs.
When the risk of transfer to products that offer guaranteed interest-crediting rates are deemed material, hedging programs that use derivatives are put in place.

3.	19% of AXA’s life insurance mathematical reserves cover products without guaranteed cash values upon surrender.
–	The "With-Profit" policies sold in the United Kingdom are managed with a significant surplus of free assets, used to smooth performance over the duration of such policies while at the same time reflecting financial market performance in payments to policyholders.

	–	Annuities in the payout phase are usually backed by fixed-income assets with maturities that match the underlying payout schedules, thereby avoiding reinvestment and liquidity risks.
	–	In the UK, surrender options on annuities are followed through specific studies and partially covered by interest rate options.
4.	10% of AXA’s life insurance reserves are related to products offering guaranteed rates for one year which rates are updated every year. The risks in case of interest rates declining are relatively limited for these types of products that mainly concern certain French and Japanese contracts. Hedging derivatives programs may be implemented to cover the most sensitive products with respect to an increase of interest rates.

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5.	39% of AXA’s life insurance reserves cover other products, both surrender guarantees and, in some cases, a long-term interest-crediting rate. Related risks are managed in the following ways:
–	products that are not surrender sensitive are usually backed by fixed-income investments whose maturities and interest rates are generally sufficient to cover guaranteed benefits so as to reduce the reinvestment risk to the extent possible;

	–	other products are managed with the surplus required to cover guarantees;
	–	hedging programs that make use of derivatives are put in place as needed to hedge lower (floor) or higher (cap) interest rates.

In addition, the ever-evolving product range allows to reduce the risk of this type of investment through improved segmentation of new products, reducing the sales of new guaranteed interest rate products. Some products offer guarantees “in-fine” with lower cash value guarantees upon surrender. Other products offer surrender guarantees but no guaranteed interest-crediting rates.

All products that involve hedging programs using derivative instruments are designed with the help of dedicated teams at AXA IM and Alliance Capital.

PROPERTY AND CASUALTY OPERATIONS

The obligations of Property and Casualty insurance companies are almost entirely independent of asset values. Consequently, market fluctuations are fully reflected in their net asset value. The principal market risk factors are as follows:

  Lower yields on fixed-income investments increase the value of bond portfolios, and therefore generally do not present a material risk, with the exception of certain contracts (disability and worker’s compensation income) that provide guaranteed rates.
  The foreign exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.
  Inflation is a risk, since it increases the value of claims payable to policyholders. Consequently, if inflation is not adequately taken into consideration, actual claims payments may exceed the reserves set aside.

Property and casualty company investments are managed on the basis of these risk factors. Contracts that offer guaranteed payout rates are usually backed by fixed-income investments that to a great extent cover the reinvestment risk. A portion of investments is made in highly liquid assets, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration, some leeway exists for diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimises the yields while minimising profitability risks.

HOLDING COMPANIES

The principal risks managed by holding companies are described below. They are dealt with independently to optimize investment performance.

  foreign exchange rate risk, resulting from a mismatch between the currency in which an asset is denominated (notably net investments denominated within the foreign currencies in subsidiaries) and its financing;
  interest rate risk, resulting from differences between the interest rate structure of an asset and its financing in terms of:
    type (fixed rate versus floating rate),
    floating rate benchmarks,
    floating rate renewal dates;

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  liquidity risk, resulting from a mismatch between the maturity date of an asset and a liability, risk resulting from any restrictions on pay-outs of dividends or reserves introduced by the authorities in the countries where AXA operates. This risk appears to be moderate, however, given the location of AXA’s main operations (US, European Union, Japan, Australia).

For the purpose of optimizing investment performance and financial control, the Finance Department has introduced formal management standards, as well as guidelines for monitoring and assessing financial risks in order to measure the positions of each unit in a consistent manner.

Management norms for financial risks

  The purpose of the foreign exchange norm is to determine the optimum proportion of liabilities denominated in foreign currency providing a balance sheet hedge in order to protect AXA’s investments in its subsidiaries and thus the Group consolidated shareholders’ equity against currency fluctuations.
  The interest-rate norm is defined in such a way as to control and curb variation in financial expense in the medium term and thus to protect future levels.
  The liquidity norm establishes the size of confirmed credit lines required by AXA to weather a liquidity crisis and sets the constraints on the debt maturity profile. In addition, the norms introduced by the Group preserve its liquidity by ensuring that it holds assets eligible for the European Central Bank’s tender operations.

The Risk Management norms have been reviewed and validated by the Management Board. The strategies implemented are also presented on a regular basis to the Finance Committee of AXA’s Supervisory Board.

The methods used to monitor the holding companies’ market risks are predicated on common and uniform indicators:

  variability analysis, which measures the change in interest expense over the duration of the strategic plan following a 1% rise in short term interest rates, interest rate sensitivity analysis, which measures changes in the value of the interest rate position following a parallel 1% rise in the yield curve by currency and by maturity, exchange rate sensitivity analysis, which measures the year-by-year change in interest expense attributable to a 10% appreciation in the euro against all other currencies, the maturity schedule of consolidated debt and credit lines available.

Monthly reporting that consolidates the interest rate, foreign exchange and liquidity exposure, as well as the interest expense of holding companies is produced by the Finance Department. It draws on the reports submitted by subsidiaries, which are responsible for the quality of the data. These figures are reconciled with the accounts once every six months. Consolidated reports are submitted regularly to the Finance Committee of AXA’s Supervisory Board.

Liquidity risk is managed carefully and conservatively by maintaining the duration of sources of funds long and by maintaining a large stock of confirmed credit facilities (over €5 billion at December 31, 2003).

Furthermore, the Group’s liquidity profile is bolstered by the following factors:

  The Group’s financial strength gives it broad access to various different markets via standardized debt programs:
  €3 billion in commercial paper, a €1.5 billion BMTN program, a €5 billion EMTN program subject to documentation requirements and a US shelf registration covering up to $5 billion in debt securities.

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  By constantly maintaining its vigilance regarding the clauses in the contractual documentation that may bind the Group, AXA has ensured that it is not exposed to default or early repayment clauses that may have a material adverse effect on its consolidated financial position.
  AXA holds significant liquidity amounting to €19.4 billion at 31 December 2003. Around 50% of this liquidity is managed within the GIE AXA Trésorerie Europe, which was specifically set up to centralize management of the liquidity held by units operating within the euro zone This GIE reflects the solid liquidity position of the Group, since it had an average cash balance of around €8.8 billion in 2003, which was invested in a highly liquid portfolio with a very short life (63 days at year-end 2003).

SENSITIVITY TESTING

AXA performs sensitivity analyses to quantify the Group exposure to interest rate risk, equity price risk and foreign exchange rate risk. Such sensitivity analyses quantify the potential impacts under certain scenarios of adverse changes in financial markets.

Assets and liabilities sensitive to market risks and included in this analysis are equities, bonds, loans, financial debts, derivative instruments and technical reserves. Real estate investments are excluded from this analysis. Similarly, unit-linked activities (assets and liabilities) are excluded from the analysis because the exposure of the Group is limited as the policyholders support the risks on asset value fluctuations (both increase and decrease).

Such analysis include AXA’s principal insurance operations and holding companies in France, the United States, the United Kingdom, Belgium, Germany, Australia and Japan. At December 31, 2003, these subsidiaries represented more than 90% of AXA’s consolidated invested assets and technical reserves of its insurance operations.

The purpose of such analysis is to measure the sensitivity of fair values of both assets and liabilities to interest rate and equity market fluctuations. Sensitivities presented are estimation of the net impact of fluctuations in both assets and liabilities fair values.

For invested assets, fair value was estimated in accordance with the valuation methods described in the notes to the consolidated financial statements. The fair value of liabilities by type of contract was estimated as follows:

  For saving contracts with variable interest rate, a discounted cash flow method is used. For this type of contract, sensitivity is limited as assets and liabilities generally fluctuate symmetrically, resulting in a lower net sensitivity (with the exception of any minimum guaranteed interest rate product).
  For participating life insurance contracts, the fair value attributed to mathematical reserves is considered to be the higher of (a) the fair value of the assets designated to support such policies and (b) the discounted future cash flows using the guaranteed minimum interest rate, if any.
  For non-participating life insurance contracts, as well as for Property & Casualty contracts, fair values of liabilities (life mathematical reserves and Property & Casualty technical reserve) have been estimated using a discounted cash flow approach. This fair value, which varies according to changes in the estimated discount rate, was thus considered to be sensitive to interest rate risk but unaffected by equity price changes.

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SENSITIVITY TO INTEREST RATE RISK

The purpose of these analyses is to estimate changes in the fair value of assets and liabilities in the event of a 100 basis point increase or decrease in the yield curves in the country in which each subsidiary operates. As at December 31, 2003, the estimated potential exposure resulting from a 100 basis point upward shift in the yield curve would result in an estimated net fair value loss for all items within the scope of the analysis of approximately € 0,5 billion, compared with a net fair value decrease of €0,4 billion in 2002. This stability is attributable largely to the absence of changes in portfolio structure between 2002 and 2003, as well as in the general conditions prevailing on the bond markets between year-end 2002 and year-end 2003.

SENSITIVITY TO EQUITY PRICE FLUCTUATIONS

As at December 31, 2003, the estimated potential exposure to a 10% and a 20% decline in value of the world’s stock markets would result in an estimated fair value loss for all items within the scope of the analysis of approximately €1,6 billion (compared to €1,7 in 2002) and €3,3 billion (stable compared to 2002), respectively, net of changes in liabilities reflecting participating contracts. The very small change in exposure to equity market between 2002 and 2003 was mainly attributable to the stable percentage of the Group’s assets, invested in equity securities.

Over the last few years, the potential loss from stock market fluctuations has been larger than the potential loss resulting from interest rate changes. The impact of interest rate fluctuations on the value of life insurance investments is partially offset by fair value changes in a large proportion of insurance liabilities. However, the impact of stock market declines on equity securities was accompanied by much smaller changes in the estimated fair value of insurance liabilities (except for participating life contracts and separate account contracts). The difference was even greater for Property and Casualty operations, since their insurance liabilities were not affected by equity price fluctuations and their investment portfolios are invested to a greater extent in equities than life insurance investment portfolios.

SENSITIVITY TO EXCHANGE RATE FLUCTUATIONS

In order to calculate AXA’s largest potential exposure to foreign currency fluctuations, fluctuations of the major foreign currencies were analyzed in terms of their impact on the Group earnings. The scenario that resulted in the most adverse effects for AXA was a decline in all currencies against the euro.

In 2003, a 10% increase of the euro against all other currencies could have had an approximately €36 million positive impact on AXA’s net income. The same scenario applied to 2002 could have resulted in a negative impact of €48 million on AXA’s net income.

This significant change in AXA’s results sensitivity to a strengthening of the euro is explained by two main factors:

  On one hand, the significant sensitivity generated by the US Dollar zone, linked to their traditional important positive contribution to the net consolidated result was completely offset by a specific hedging program implemented in 2003.
  On the other hand, 2003 net income is largely affected by a substantial negative contribution to Group net income from operations in the yen zone. This factor largely accounts for the weaker exposure of Group net income to strengthening of the euro against all other currencies.

LIMITATIONS TO SENSITIVITY TESTING

The results of the analyses presented above must be examined with caution due to the following elements:

  Only the assets and liabilities defined in the introductory paragraph on sensitivity analysis were included in the scope of analysis of the sensitivity testing for market fluctuation on fair value,

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  The results of the sensitivity analysis do not reflect the impact of minority interests and tax,
  They do not take into consideration the fact that asset liability management put in place by the different Group entities to minimize the exposure to market fluctuations are active and dynamic strategies. As market indices fluctuate, these strategies may involve buying and selling investments, changing investment portfolio allocation or adjusting bonuses credited to policyholders.
  In addition, these sensitivity analysis do not take into account the impact of market changes on new business, which is a critical component of future profitability. Like its industry peers, AXA would likely reflect adverse market changes in the pricing of new products.

Other limitations of these sensitivity analyses include:

  the use of hypothetical market movements that do not necessarily represent management’s view of expected future market changes;
  the assumption that interest rates in all countries move identically and that all global currencies move in tandem with the euro;
  and the lack of correlation of interest rates, equity prices and foreign currency exchange rates.

Taken together, these factors limit the ability of these analyses to accurately predict the actual trend in fair values of assets and liabilities and AXA's future earnings.

Credit risks

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods that are adapted to each type:

  The investment portfolios held by the Group’s insurance operations (excluding assets backing separate account products where risk is transferred to policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty risk through the equities, bonds and derivative products held.
  Receivables from reinsurers resulting from reinsurance ceded by AXA.

AXA is establishing a database consolidating the Group’s listed assets and analyzing them by issuer, by credit rating, sector and geographic region to help monitor the risk of concentration of its equity and bond portfolios.

This information is used to define limits at Group level and for each subsidiary based on different criteria, such as counterparty and the structure of the portfolio by rating. These tools are designed to enable the Risk Management department to ensure that these limits are complied with, to analyse the potential breach when significant, and to examine any formal requests for special dispensation. The ALM Steering Committee is regularly kept informed of the work performed.

These tools are also designed to enable co-ordinated contingency measures to be taken for the most sensitive counter-parties.

Based on management data at December 31, 2003, 60% of the fixed maturity investments held are government bonds or similar securities. 93% of the corporate bond portfolio were rated as “investment grade” (with ratings of BBB or higher) and 67% had ratings of A or higher. The remaining 7% of the corporate bond portfolio which are “not investment grade” includes 5% of non rated securities and 2% with a rating lower or equal to BB.

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Finally, the Group position resulting from its operations on the derivative market are monitored on a regular basis, and by counterparts based on their financial strength.

An ad hoc committee was set up to manage the risk of reinsurer insolvency. The committee is evaluating the quality of the reinsurers with which AXA does business according to objective criteria and determining admissible commitments. The committee is run by AXA Cessions, the AXA subsidiary in charge of placing the Group’s property and casualty insurance with external reinsurers (see Insurance Risks). This risk is monitored by comparing the various financial strength ratings available on various reinsurers as well as by conducting in-depth analyses of the recoverability of receivables in the event of reinsurer insolvency. The teams in charge of the Group reinsurance program analyse this information to add a credit risk dimension in their reinsurance placement program and risk transfer to the reinsurers. The security committee meets monthly and decides on any action to be taken with the aim of limiting AXA’s exposure to the risk of default any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure to all reinsurers (including captive reinsurers) by factoring in all positions with reinsurers (claims, premiums, reserves, deposits, pledges and security deposits).

Insurance risks

LONG-TERM OUTLOOK

The evolution and increase in risks caused by climatic change and, more specifically, by the phenomenon of global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although experts disagree on its scale and pace. Greenhouse gas emissions are the principal human cause. In very concise terms, global warming leads to higher maximum and minimum temperatures, with more hot days (heat waves) and fewer cold days (severe cold spells), as well as heavier and more frequent precipitation (storms, cyclones, etc.). These phenomena have already been observed and are set to become more prevalent, albeit to different extents, across almost all land surfaces on the planet.

Aside from the immediate destruction caused mainly by flooding (and to a lesser extent by drought), climate change will have major implications for a large number of human activities:

  Agriculture: higher risks of damage to certain crops. Reduction in agricultural returns. Faster soil erosion. Cattle more fragile and subject to a higher heat-related mortality rate.
  Timber production: Increased incidence of forest fires. Reduction in the vitality of trees.
  Human health: Increased morbidity and mortality rates owing to the effects of major heat waves on individuals, particularly in urban areas. Lower morbidity and mortality rates attributable to cold weather. Expansion in the area in which certain dangerous disease carriers live, leading to higher risks of epidemics.
  Basic services: Reduction in the quantity (drought) and quality (heavy rain) of water resources. Sparser resources for hydro-electric generation, reduced reliability of electricity supplies (networks under greater strain) in view of stronger demand for cooling services.
  Other: change in tourist destinations, higher risks for all coastal infrastructure, etc.

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These changes already affect and are likely to impact a large number of insurance sectors (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increase in property and casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible losses, which have become harder to assess and to predict on the basis of past events. Furthermore, certain key economic sectors, which work together with the insurance sector, are set to undergo radical changes owing notably to the future constraints related to greenhouse gas emissions laid down in the Kyoto protocol.

Gradual premium rate adjustments to reflect these risk factors will be required, but are not likely to be sufficient on their own. Significant opportunities exist for the development of climate-related derivative products for sectors, such as agriculture, tourism and construction. Furthermore, the increasingly substantial damage caused by meteorological events is likely to increase the use of tools such as catastrophe bonds to transfer some of these sophisticated types of risk to the capital markets.

By seeking to develop these solutions and actively contributing to the overall debate about these issues, AXA, along with other major market players, intends to promote a better understanding and a better forecasting of the risks resulting from global warming.

SHORT-/MEDIUM-TERM OUTLOOK

Underwriting/pricing risk is managed on a gross basis primarily by AXA’s insurance operations, which have a set of actuarial tools for this purpose enabling them to price up products and then monitor their profitability over time.

A uniform Group-wide framework for quantifying all the risks has been developed by the Risk Management department using stochastic modeling tools factoring in insurance risks. This framework includes pricing control systems that insurance operations use as part of their product development process.

This type of analysis underlines the benefits of diversification created by AXA’s various businesses and regional operations.

LIFE AND SAVINGS OPERATIONS

The mortality/longevity are the main risks covered by Life and Savings contracts mainly for annuity products or contracts including an annuity option.

The tools that have been described above allows multi country studies to be carried out into the mortality/longevity risks to anticipate any future development and to ensure that this risks are correctly priced and reflected in insurance reserves.

Lastly, the Risk Management teams review the main assumptions used by the life insurance operations to calculate their insurance reserves. The review includes a comparison of the assumptions used to the actual figures for both mortality/longevity and return on invested assets.

PROPERTY & CASUALTY OPERATIONS

In addition to the pricing risk (gross of reinsurance), a specific focus is made for Property & Casualty to ensure that the level of reserves is satisfactory.

Claims have to be provided for as soon as they have been incurred or when reported. Additional reserves for claims incurred but not reported (IBNR) should be booked. They are estimated by the operational entities using several actuarial methods.

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In addition to the reviews performed at entity level or, eventually, by the supervisory authorities, these claim reserves, and more specifically the IBNR, are reviewed at Group level by the Risk Management. These analyses do not provide an absolute assurance that the reserves are adequate, however they help to enhance the reliability of the estimations based on the information available.

REINSURANCE POLICY

The establishment of reinsurance programs is a major and sensitive element in the course of insurance activities. For Property & Casualty operations, the reinsurance programs is set up as follows:

Reinsurance placement is handled centrally for AXA’s main Property & Casualty portfolios through AXA Cessions, an AXA subsidiary. Prior to ceding risks, in-depth actuarial analyses and modeling are conducted on each portfolio by AXA Cessions to optimize the quality and cost of reinsurance cover. These analyses are performed in collaboration with the Group operational entities. They measure the risks related to frequency as well as to specific types of natural catastrophe (storms, flooding, earthquakes), and provide guidance for determining the most appropriate reinsurance cover (retention levels and scope of cover) for each portfolio and for each type of risk in light of objectives and capital allocation constraints.

In view of these analyses, the operational entities of the Group set up their reinsurance cover with AXA Cessions in line with the identified needs. AXA Cessions is then in charge of the direct placement of the reinsurance cover of a certain number of risks. It also set up an internal 'pool' for the risks that are not directly ceded. This pool mainly deals with Property & Casualty and natural catastrophe risks, and enables the Group to diversifies its risks by mutualising the risks borne by its various operational entities. This pool is then reinsured (retention levels and scope of cover), to allow for a more efficient and less costly cover.

In addition to the analyses performed above, AXA closely and regularly monitored its exposition to its main reinsurers, as described in the paragraph relating to the credit risk management.

Operational Risk

Guided by the principles set forth by the Basel Committee on banking supervision, AXA defines operational risk as direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Responsibility for managing the day-to-day operational risks lies mainly with subsidiaries, which are best positioned to take the appropriate measures to reduce the risks facing their organizations.

AXA has classified its operational risks as follows:

  Business interruption due to an external (disaster, etc.) or internal event,
  Fraud,
  Legal and regulatory,
  Human resources (people),
  IT,
  Risks specifically related to the outsourcing of certain activities to external suppliers,
  Organization and process.

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Using the typology provided above, AXA subsidiaries perform annual operating risk audits to identify and evaluate the level of risk to which they are exposed. AXA’s Group Management Audit Department is responsible for centralizing key audit findings.

On this basis, AXA develops quantification methods to estimate the capital allocation needed to cover operating risks based on models inspired by those proposed by the Basel Committee for banking supervision. These efforts are due to be continued during 2004.

Concurrently, a review and assessment of the main insurance processes (pricing, underwriting, claims management, etc.) applied by insurance operations have been implemented to conduct a comparative assessment of their practices (scoring). The review and assessment include product development and pricing, underwriting, claims management, calculation of reserves, etc.

Based on the scores obtained, AXA defines minimum requirements. All subsidiaries are then expected to comply with these requirements by undertaking any remedial actions that may be necessary.

MONEY-LAUNDERING AND CORRUPTION

AXA’s initiatives to combat money-laundering and corruption are described in the section entitled “AXA, a responsible company” of this Annual Report.

LEGAL RISKS

SPECIFIC REGULATIONS

AXA, due to its principal activity of acquiring and managing equity interests in insurance companies, is considered to be an insurance group (“société de groupe d’assurance”) by virtue of Article L.322-1-2 of the French Insurance Code (the 'Code des assurances'). Consequently, it is subject to supervision by the French Insurance Commission (the “Commission française de Contrôle des Assurances des Mutuelles et des institutions de prévoyance -CCAMIP”), which ensures compliance with the relevant legal and regulatory provisions of the French insurance code.

AXA is also subject to regulations pertaining to the additional supervision of insurance groups. As such, the Group computes an adjusted solvency margin calculations based on consolidated financial statements, which must be submitted annually to the “Commission française de Contrôle des Assurances”.

RISK RELATED TO THE US STOCK MARKET LISTING

AXA is listed on the Paris Bourse and, since August 1996, on the New York Stock Exchange (“NYSE”). Because AXA, as all other non-US issuers, is listed on two different exchanges, it is subject to two sets of securities law, accounting and corporate governance rules, which may differ in certain respects. AXA prepares its consolidated financial statements in accordance with accounting principles generally accepted in France (which we refer to in this report as French GAAP), and then reconciles this information with accounting principles generally accepted in the United States (US GAAP). The use of these two sets of accounting principles may result in significant differences. In addition, the non-US issuers listed on the NYSE (like US issuers) are subject to the Sarbanes Oxley Act, which was adopted in the US in July 2002. In particular, the Sarbanes Oxley Act requires that both the CEO and the CFO certify AXA’s consolidated financial statements, and contains requirements concerning corporate governance. Specialist teams at AXA ensure that the Group is compliant with these regulations through specific and targeted analyses and reports.

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LITIGATION

AXA and its subsidiaries are involved in a number of lawsuits arising out of their business activities, including in the US, where class-action lawsuits are among those in progress. It is hard to predict with any certainty the potential damages or compensation that AXA and its subsidiaries may ultimately have to pay with respect to these lawsuits, especially in the US where punitive damages awarded under US law may bear little relation to the prejudice actually suffered by the plaintiff. To date, none of these lawsuits has resulted in a judgement are settlement against AXA or its subsidiaries likely to have a material adverse effect on the consolidated financial position of AXA and its subsidiaries taken as a whole. Based on information currently available to it, AXA’s Management does not expect that any of these lawsuits are likely to have a material adverse effect on the consolidated financial position of AXA and its subsidiaries taken as a whole.

PanEurolife

In January 2002, Nationwide, a US-based insurance company, commenced an arbitration proceeding before the International Chamber of Commerce in Paris relating to the sale by various AXA Group companies in 1999 of PanEurolife, a life insurance company incorporated in Luxembourg. Nationwide is seeking cancellation of the sale and/or damages after PanEurolife was investigated by the French judicial system for alleged money laundering.

Holocaust

Since 1998, AXA has pursued research efforts in France, Germany and Belgium to identify unpaid life insurance policies issued to Holocaust victims. On August 25, 1998, AXA and five other European insurers signed a Memorandum of Understanding with certain US insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (“ICHEIC”). The ICHEIC established a claims and valuation process designed to settle valid claims.

All claims relating to the German insurance market were settled under an inter-governmental agreement reached between Germany and the United States. For France and Belgium, a global settlement with Jewish organizations and the ICHEIC was signed in July 2003. In addition, AXA’s French and Belgian subsidiaries have also contributed to a fund set up by the French and Belgian authorities for insurers. AXA continues to participate in the ICHEIC.

Armenia

In February 2002, Armenian genocide survivors (1915) and their descendants filed a class-action suit against AXA and certain of its subsidiaries in the Federal Court of Los Angeles (in the US state of California). In their suit, the descendants allege that insurance companies currently owned by AXA issued insurance policies between 1880 and 1930 and did not pay related benefits. They are seeking damages.

To the best of the Company’s knowledge, none of the matters set forth above is likely to have a material adverse effect on the business or consolidated financial position of AXA and its subsidiaries taken as a whole.

SOCIAL AND ENVIRONMENTAL RISKS

With respect to its employment practices, AXA’s key challenge is to retain employees and position itself as an employer that is able to attract top talent.

Environmental risks are limited because AXA’s core business activities are globally non-polluting. This said, AXA’s environmental initiatives are described in the “Sustainable development” section of this document.

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PERSONAL AND PROPERTY INSURANCE

AXA’S GENERAL POLICY CONCERNING THE INSURANCE OF TRANSFERABLE RISKS

This policy is underpinned by two objectives inspired by the decentralized manner in which AXA’s insurance operations and management services units are managed.

Subsidiaries are responsible for identifying and obtaining insurance coverage with respect to their transferable risks (relating to property, equipment and personnel). A Group Company can insure Property & Casualty risks, which are mainly related to domestic risks. A number of entities chose to be insured by an insurer outside the Group.

For example, facilities located in France benefit from extensive coverage, regardless of their actual use or ownership status. IT risks are covered under comprehensive policies that include machine breakdown as well as the provision of gross replacement and other costs required to restore normal operation.

To avoid possible conflict of interest, all liability risks are covered by policies written by insurers other than AXA.

For risks that concern all AXA subsidiaries, Group-wide programs have been set up to provide protection against high magnitude risks that are common to various insurance operations.

GROUP-WIDE PROGRAMS

  Professional Liability.
  This program was initiated in 1999 and extends to all AXA subsidiaries, with the exception of AXA Financial and AXA Asia Pacific Holdings, which already had adequate coverage adapted to the specific features of these particularly sensitive markets.
  The Fraud program covers all of AXA’s subsidiaries, with the exception of the two mentioned in the preceding paragraph.
  Directors & Officers Liability.
  AXA carries a D&O liability policy that combines coverage suited to countries whose legal system is based on common law and those whose legal system is based on civil or codified law which offers protection against legislation and regulations in force in the various countries in which AXA operates.

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Market Conditions in 2003	156

December 31, 2003 Operating Highlights	156

Events Subsequent to December 31, 2003	158

Insurance and Asset Management markets	159

Consolidated Operating Results	163

Life & Savings Segment	169

Property & Casualty Segment	188

International Insurance Segment	202

Asset Management Segment	207

Other Financial Services Segment	210

Holding Company	212

Perspectives	213

Glossary	214

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Cautionary Statements

Concerning Forward-Looking Statements

This report includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies; these terms are defined in the glossary provided at the end of this document.

Market conditions in 2003

FINANCIAL MARKETS

2003 saw a reversal of the downturn that had persisted in the financial markets for three years running, with the MSCI World Index1`posting a gain of 30.3%. The first solid steps in a synchronized global recovery led by the United States, combined with the recovery in corporate earnings, helped the world’s stock markets to turn the corner. The recovery began in March, after the US and its allies commenced military operations in Iraq. On the currency front, the US dollar pursued throughout 2003 the downward slide it began in 2002. The euro was once again the strongest of the world’s main currencies in 2003.

STOCK MARKETS

The recovery was overall after the lowest points reached in March. In local currency terms, the US S&P 500 advanced by 26.3%, while the Japanese Nikkei was up 24.4%. In Europe, the Stoxx 50 rose by 16%, the CAC 40 by 16% and the FTSE 100 index by 13.6%, while the German DAX was up 37%.

BOND MARKETS

The performance of bonds markets was quite low in 2003. The yield on the US 10-year T-bond went from 3.85 to 4.25%, the German Bund from 4.20 to 4.25, the British gilt from 4.43 to 4,80, the French OAT from 4.27 to 4.25 and the Japanese JGB from 0.90 to 1.35.

EXCHANGE RATES

In 2003, the Euro emphasized its appreciation against other currencies, especially against the US Dollar (+ 20%), the Yen (+ 8.5%) and the Sterling (+ 8.2%).

December 31, 2003 Operating Highlights

SIGNIFICANT ACQUISITIONS AND DISPOSALS

DISPOSALS

On January 8, 2003, AXA Asia Pacific Holdings completed the sale of its 50% interest in Members’ Equity to Industry Funds Services. The proceeds from the sale were €53 million, with a net realized capital gain on the sale of € 12 million (group share).

(1) Morgan Stanley Index, a market capitalization index designed to measure global developed market equity performance.

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In Austria/Hungary, AXA Konzern had announced on December 18, 2002 the terms of its discussions with UNIQA Versicherung AG, the first Life and fourth Non-Life Insurer in this country, for the sale of its business. This transaction has been signed by both parties in December 2002, and finalized on June 4, 2003. The amount of the realized capital gain accounted for in 2003 is €37 million.

AXA Bank Belgium sold Auxifina, one of its subsidiaries dealing with consumer credit, which client population was not consistent with its core business population. The realized capital gain was €+15 million gross and net group share.

On July 1, AXA Germany sold its stake (49.9%) in Colonia Re J.V. to General Re. This agreement ends a fruitful period of collaboration with General Re in Germany, which lasted more than 8 years through a joint venture agreement and is in line with AXA Germany's strategy to focus on its core business. Proceeds from the sale were €701 million. In full-year 2003 accounts, the related capital gain amounts to €11.3 million.

CAPITAL AND FINANCING OPERATIONS

FINANCING OPERATIONS

Issuance of undated subordinated notes

On May 7, 2003 AXA issued U.S.$500 million of undated subordinated callable fixed rate notes under its existing

€5.0 billion Euro Medium Term Note program. The notes were issued at an issue price of 100% and bear interest at the rate of 7.10% per annum, payable quarterly in arrear. The Company may, at its option and in certain circumstances redeem the notes, at par on or after November 7, 2008 or prior to this date in the event of certain tax or regulatory events.

Furthermore, during the second half year, AXA made private placements totaling approximately €500 million from its Medium Term Note program. These issues, which are callable undated subordinated notes, allow to partly anticipate the refinancing of debt maturing in 2004 and 2005, whilst benefiting from unprecedented favorable market conditions and improving AXA’s liquidity by further extending the average maturity of its debt.

Bonds redeemable in shares or in cash [obligations remboursables en actions ou en numéraire (ORANs)]

AXA decided to finance the proposed acquisition of MONY for an amount of Euro 1.4 billion, by issuing ORANs, which are bonds redeemable either in shares or in cash. The ORANs have been issued upon the exercise of warrants allocated free of charge by AXA to its shareholders.

Shareholders on record at close of business on September 19, 2003 were allocated, free of charge, one warrant for each share held resulting in the issue by AXA of 1,763,924,947 warrants. 16 warrants entitled warrantholders to subscribe one ORAN against payment of Euro 12.75 per ORAN corresponding to the issue of 110,245,309 ORANs for a total of Euro 1 405 627 690.

Each ORAN will be automatically redeemed by the issuance of one new ordinary AXA share following the closing date of the acquisition. If the acquisition is not completed, and at the latest on December 21, 2004, the ORANs will be redeemed in cash, at par with accrued interest of 2.4% prorata temporis.

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CAPITAL OPERATIONS

The AXA Group has for several years offered to its employees, in and outside France, the opportunity to subscribe for shares issued by way of capital increase reserved for employees. In 2003, employees invested €188 million (respectively €13 million in July and €175 million in December). The 2003 offerings led to the issuance of 15.1 million shares. At December 31, 2003, the total number of shares in issue amounts to 1,778 million, and employee shareholders represent approximately 4.8% of the outstanding share capital of AXA as compared to 4% as of December 31, 2002.

OTHER HIGHLIGHTS

On December 16, 2002, a public offer was launched by Crédit Agricole S.A. on Crédit Lyonnais. AXA tendered its Crédit Lyonnais shares, and received in exchange cash and shares of Crédit Agricole S.A. The capital gain realized on the disposal of the Crédit Lyonnais shares amounted to €542 million, or €442 million net of tax group share. The Crédit Agricole shares received in the offer have been completely sold, enabling AXA to achieve a further small capital gain (€8 million gross of tax).

In September 2003, it was publicly reported in the United States that the Office of the New York State Attorney General (“NYAG”) and the United States Securities and Exchange Commission (“SEC”) were investigating practices in the mutual fund industry identified as “market timing” and “late trading” of mutual fund shares. In connection with this investigation, Alliance Capital announced on September 30, 2003 that it has been contacted by these regulators, and provided full cooperation. This led to an agreement on December 18, 2003 with the two regulators, including compensation to fund shareholders for the adverse affects of market timing, and the implementation of strengthened governance. Alliance Capital took into its Full-Year 2003 accounts a €292 million ($330 million charge), with an impact on AXA Group earnings of €-104 million. In addition, as part of the settlement, Alliance Capital agreed to lower its fees on domestic equity mutual funds by 20% for the next five years, with an estimated impact on revenues of $70 million for 2004.

Events Subsequent to December 31, 2003

On September 17, 2003, AXA announced that the Board of Directors of its U.S. subsidiary, AXA Financial Inc., had reached an agreement with the Board of Directors of MONY Group Inc. (“MONY”), a New York based life insurer. This agreement approved a definitive merger under which AXA Financial will acquire 100% of MONY’s outstanding common shares through a cash merger valued at $1.5 billion. This transaction fits to the Group strategy and is expected to benefit to AXA Financial thanks to strong distribution capabilities, complement product offering, substantial assets under management, a solid workforce and strong client relationships.

On January 2, 2004, AXA concluded the disposal of insurance brokerage operations activities in the Netherlands, Unirobe, through the means of a management buy-out. The proceeds for the sale will amount to €126 million, and the related capital gain is estimated to €105 million.

On January 23, 2004, AXA concluded with BBVA Group an agreement under which AXA will acquire the 50% stake of BBVA in its subsidiary Hilo Direct Seguros y Reaseguros S.A. (“Direct Seguros”). After this transaction, AXA will hold 100% of Direct Seguros. The purchase price will amount to €49 million. The transaction is subject to the approval of the Spanish insurance and competition regulatory bodies.

In January and February 2004, AXA made private placements of USD 375 million under its €5.0 billion Medium Term Note program.

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Insurance and Asset Management markets

LIFE & SAVINGS

France. 2003 was a year of recovery for the French Life & Savings markets. Although not as strong as during 1999

(+ 13%) and 2000 (+ 20%), premium growth reached an estimated + 9% as compared to + 2% in 2002 and a decrease of – 7% in 2001. The growth pace accelerated towards the end of the year. Increase in individual business premiums reached +8% while group business (mainly group retirement) increased by + 20%, fuelled by additional retirement premiums from large companies. Similarly to 2002 trends, general account premiums were up + 13% as customers continued to favor these products perceived as less volatile. Meanwhile, decrease in unit linked gross premiums slowed down, as financial markets were less volatile, to – 7% to be compared with – 32% in 2002.

United States. In 2003, U.S. investors responded favorably to the recovery in the equity market and the availability of products with features offering guarantees. Interest rates remained low and provided economic stimulus. In the Annuity market, industry sales of variable annuities were up 9.5%, driven by the stronger equity market and the popularity of guaranteed minimum income and death benefits while industry fixed annuity sales decreased 23% as a result of lower interest rates. In the Life Insurance market, variable life insurance sales remained weak. Industry Variable Life sales were down 37% from 2002. The Variable Life business generally lags the movement in the equity market. Sales of Life Insurance products with fixed returns, such as Universal Life, were strong throughout 20031. Industry Universal Life sales were up 25%. Industry fixed Whole Life insurance sales were also up (9%), while Term insurance sales were flat from 2002. Management believes that the stronger equity market is likely to drive higher sales of variable annuities and could start improving sales of variable life insurance.

United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) fell in 2003 in contrast to growth of 2.3% in 2002 and 14.1% in 2001. This was largely the result of continued adverse stock-market performance in the early part of the year coupled with stock-market volatility even as the markets began to recover. With sales of both investment and pension products being hit, the principal growth area in 2003 was protection, in particular term assurance. Sales of With Profits Bonds, the largest product sector in 2002, collapsed in 2003 as falling stock markets reduced capital available to finance new business at the levels of previous years and consumers lost confidence in the With Profits concept. It will take some time for that 'lost' “With-Profit” business to be redirected into other life bond products. While overall sales of Group Pensions have fallen, there has been a change in the types of product sold, as many employers have closed defined benefit schemes and moved to lower cost defined contribution schemes. Independent Financial Advisers continued to be the principal sales channel in 2003 accounting for around 70% of new business.

HM Treasury will define the product design for the new suite of “Sandler” products, including a price cap. The Treasury has indicated that it will not announce its thinking until the FSA has concluded work on reviewing the sales process, which is unlikely before May 2004. The industry has lobbied the Treasury very hard to increase the 1% price cap proposed by Sandler.

Asia Pacific.

Japan. The Japanese Life insurance market experienced declining in-force business for the eighth consecutive year (a premium income reduction of 3% compared to Japan fiscal year 2002) influenced by a lack of customer confidence due to solvency concerns and the low interest rate environment. In the midst of these difficulties, the share of foreign Life insurers in the Japanese market was 17%, (a 3.4 point increase compared to fiscal year 2002) and AXA Japan

(1) Industry Sales Results are from LIMRA as of September 30, 2003.

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reached the 10th position in the Japanese Life insurance industry with a 3.1% market share (based on premium income). Australia. In Australia and New Zealand, the savings related investment sector continued to be the growth area due to the ageing population and continued government support for self-funded retirement. Retail savings and investment sectors were adversely impacted in the first half-year due to the war in Iraq. This investor uncertainty was reflected in the move from equities and growth products to more defensive income style products over the year. Despite this uncertainty preliminary findings indicate that the retail managed fund market is estimated to have grown by 13%.

Hong Kong. The Hong Kong Life insurance market experienced strong growth in 2003, for the 9 months to September 2003, the market for individual life new business annual premium equivalent increased by 15% compared to the same period in 2002. Despite a partial slowdown in the overall market during the first half of 2003 due to SARS, AXA China Region experienced growth in sales, with a 23% increase (9 months to September) of individual life new business. Customers are now re-focusing their investment strategies towards equity-based investment linked business as a result of the rebound in equity markets. The Hong Kong equity market (Hang Seng Index) grew 31% during the second half of the year.

Germany. In Life & Savings, new business of regular premiums grew by 13.3% to €8.0 billion, while single premiums increased by 12.3% to €8.3 billion. In 2003, in line with the increase in the maximum contribution to the state pension scheme, new business for individual endowment products increased significantly (€2.6 billion, + 30.8%) whereas annuity products, grew only by 15.2% (€2.7 billion). Increased awareness for the need of private pension schemes has also pushed sales of single premiums group annuity products (€2.4 billion, + 37.3%). While the state funded individual pensions products (so-called Riester products) still remain far below expectations, representing less than 2% of regular premiums new business, there is strong increase in demand for product of “Pensionskasse” (group pension funds). All in all, premium growth is expected to be at 3.6% in 2003, this excludes group pension business for which market figures are not available.

In Health: Ongoing difficulties of the public health insurance system are continuing to push private health insurance. There are two types of market-share-winners: Mutual insurers with low-price-image and manufacturers with innovative products and strong position in the broker market. Overall health market is expected to grow by 7.0% in 2003.

Belgium1. The trend noted in 2001 strengthened in 2003: unit-linked sales plummeted 47% in 2003 after falling by 16% in 2001 and 32% in 2002. Consumers turned to safer insurance products with guaranteed rates (+ 25% in 2001, + 39% in 2002 and + 64% in 2003), whereby life products grew 31% overall in 2003 and short term bank savings accounts increased by 13%. The overall Life & Savings market growth was estimated at + 26%.

Southern Europe. In 2003, the institutional Spanish insurance market faced the end of the externalization of pensions funds products (– 34%). Unit-linked products increased by 14% benefiting from financial markets recovery2. However the future of this business is uncertain due to a change in tax regulation. In Italy, the market has continued growing over 2003: written premiums grew by 15% as compared to the same period last year3, and new business grew by 13%4. The new business growth was mainly driven by index-linked products and traditional saving products, particularly single-premium. In Portugal market grew by 18.2% to €5.4 billion, mainly driven by the increase of group products, which benefited mostly bank-insurers5.

(1)	Figures are estimated based on September 30, 2003 (no more recent available data).
(2)	ICEA January 2004.
(3)	ISVAP: Sept. 2003 (Instituto per la vigilanza sulle assicurazioni private / insurance controller).
(4)	IAMA Consulting, Nov. 2003 (market research consultancy).
(5)	Portuguese Insurance Association.

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PROPERTY & CASUALTY

France. The French property and casualty market growth rate was higher (+ 8%) in 2003 than in 2002 and 2001

(+ 7% for each year). In commercial lines, the main factor for this improvement was the increase in rates notably as regards the liability and industrial property risks, as the claims charges remained at a high level and reinsurance costs significantly increased. Although to a lesser extent, growth was also significant for personal lines, as the number of contracts increased and rates moderately increased.

Germany. In 2003, total Property & Casualty business increased by 2.8% in all lines. In motor line, gross written premiums, covering more than 40% of total Property & Casualty, increased by 2.4% to €16.1 billion. Due to the absence of catastrophes and major losses, and owing to favorable climatic conditions, claims paid for current year (all motor lines aggregated) decreased by 4.0%, mainly in motor liability (– 7.4%). Property is the second largest Property & Casualty business with €8.9 billion gross written premiums (+ 6.5%).More restrictive underwriting clauses as well as the absence of natural disaster year-to-date, have led to a substantial reduction in claims expenditures. General Liability lines showed a 3.6% increase in gross written premiums to €4.0 billion. In accident, gross written premiums increased by 2.8% to €2.9 billion.

United Kingdom. The UK market has enjoyed a positive underwriting environment throughout 2003 with hard market conditions in Commercial lines in the first three quarters driving double digit growth across AXA’s SME market. Competition increased in the fourth quarter particularly in Commercial Motor and Property classes. Rating increases on Liability classes continued to be strong across the year with increases of up to 35%. In Personal Lines Motor rates increased by 0.5%, as the market cycle turned downwards, and Household by 3%. Across the year, most carriers will also have benefited from the benign weather experienced in 2003 with no major weather events.

Belgium1. The Belgian Property & Casualty market grew by 6% in 2003 (against 7% in 2002). This significant increase, compared to an average annual growth of 3% for the last 10 years, is primarily due to the motor line by + 5% (accounting for 36% of total Property & Casualty) and household (+ 8% in 2003), and both benefited from rates increases. The Workers compensation market showed only a slight growth of 2% in 2003 as the Belgian economy softened.

Southern Europe. The Spanish market grew by 9% to €24 billion in a favorable economic environment2. In spite of a 7% growth, the motor line confirmed the slow-down which started in the second half of 2002 as a result of strong price competition. Household and health businesses increased respectively by 14% and 9%. In Italy, the insurance market in 2003 was influenced by the Italian government request to limit tariff increases on compulsory Motor Third-Party Liability cover. After a 4% to 5% increase in average premium in February, most companies left their tariffs unchanged. Motor third-party liability grew by 7.4% in 2003 while other lines grew by 6.4%3. Agency networks continued to dominate the market, maintaining their 85% market share in 2003 against direct underwriters (mainly in motor) and brokers (mainly in other lines). The introduction in July of the “patente a punti”, a driving license where points are deducted upon offences, contributed to a reduction in severe car accidents on Italian roads. In Portugal, market grew by 5.3%. Motor business, which represented nearly half of written premiums, increased by 4.5% to €1.9 billion. Workers compensation, which totaled 20% of the P&C insurance market, grew by 2.6% to €0.8 billion4.

(1)	Figures are estimated based on September 30, 2003 (no more recent available data).
(2)	ICEA January 2004.
(3)	ISVAP: Sept. 2003 (Istituto per la vigilanza sulle assocurazioni private / insurance controller.
(4)	Source Portuguese Insurance Associations.

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INTERNATIONAL INSURANCE

On the reinsurance side, after the large claims experience and the financial market crisis in 2001, a progressive stabilization of prices is under way. The bulk of AXA RE’s portfolio –Property, Marine and Aviation– showed stable rates and no capacity issues. The rest of the portfolio -Motor and Casualty- benefited from additional rate increases. The share of non-proportional business is growing again. Competition amongst reinsurers is coming from the growing size of Bermudian companies. As in 2002, reinsurance has not been hit by exceptional claims in 2003.

On the large risks insurance market, in the context of a favourable claims experience, further rate increases and restructuring of large Corporate Insurance programs (through franchise agreements and other contract clauses) were conducted, especially in liability, and on a lesser extend in property, motor and marine. Only the aviation market softened, in the context of a reduced airlines activity.

ASSET MANAGEMENT

After a slow start to the year, a strong climb by equity markets in 2003 provided a positive background for the industry, demonstrated by the S&P 500 which advanced by nearly 29% during the year. Those investors, who either left or reduced their activity in equity markets during the past few years, began to return or increase their activity, albeit cautiously. In the second half of the year, the market timing and late trading investigations carried out by the regulatory authorities, in particular the SEC and the Office of the New York Attorney General became a focal point for both US retail investors and the investment management companies offering mutual funds.

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Consolidated Operating Results

CONSOLIDATED GROSS REVENUES

Consolidated Gross Revenues(a)

	FY	FY	Change	Change on a	FY
(in euro millions)	2003	2002		comparable basis (b)	2001

Life & Savings	46,799	48,586	(3.7%)	8.5%	48,399
Property & Casualty	17,098	15,948	7.2%	4.0%	15,896
International Insurance	3,972	5,762	(31.1%)	(10.9%)	5,678
Asset Management	2,922	3,411	(14.3%)	(0.3%)	3,730
Other Financial Services	836	1,020	(18.0%)	(19.2%)	1,128

TOTAL	71,628	74,727	(4.1%)	5.3%	74,832

(a)	Net of intercompany transactions.
(b)	Percentages are on constant methodology, constant exchange rates, constant structural basis (“constant scope”).

Consolidated gross revenues for the full-year 2003 were €71,628 million, down by – 4.1% on a current basis, mainly as a result of the significant appreciation of the Euro mainly against US dollar, Yen and British pound (€–5.5 billion impact or – 7.4 bpts). Other scopes differences compared to the same period last year (sale of AXA Austria, AXA Hungary, AXA Australia Health activities, and International insurance business in run-off in the United States) also contributed to the decrease (€–1.4 billion or – 2.1 bpts).

On a comparable basis, consolidated revenues were up + 5.3%, showing a sustained growth throughout the year.

Life & Savings revenues growth was + 8.5%, with positive performance recorded in most countries, in particular in the United States (+ 29.1%), Belgium (+ 25.9%), Germany (+ 9.2%), France (+ 4.4%) and Japan (+ 6.2%), while the UK still shows a decrease (– 11.2%) mainly as a result of AXA’s withdrawal from the “With-Profit” bonds market since July 2002, followed by significant reductions in the overall With-Profit bond market. AXA responded to this by focusing on cautious investment products, which continue to drive sales performance in unsettled market conditions, and this resulted in higher sales of unit-linked bonds. AXA has begun to enhance its product range and will continue to mobilize its sales force to mitigate these market conditions in the mid term. New business on an Annual Premium Equivalent basis (APE1) in the second half of the year 2003 was 12% higher than in the same period in 2002. The US revenues were still pulled up by the strong sales of the Variable Annuity Accumulator Series launched in April 2002, despite large Institutional Separate Account premiums related to Equitable Life benefit plans registered in 2002 (excluding this item, revenues grew by + 35%). Belgium and Germany benefited from a high level of sales on non-unit linked products, interest-linked products in Belgium and group pension funds in Germany (newly established “Pensionskasse”). Japan revenues growth was driven by continued conversions progress, higher margin individual health sales, strategic bancassurance agreements, partly compensated by lower Group pension transfers. France benefited from a growth in individual general accounts premiums and new Group business. Apart from the UK trend, Spain also showed a decrease in revenues (– 44%) since 2002 revenues had benefited from large Group single contracts relative to pension fund outsourcing.

(1) Annual Premium Equivalent is New Regular Premiums plus one tenth of Single premiums.

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Property & Casualty: gross written premiums were up +4%, showing good performance in all major countries, especially in France (+ 5.9%), the UK (+ 3.6%). This growth was achieved through successful rates increases and positive net inflows despite the continuing application of strict underwriting policies. Personal lines grew by + 3%. This was attributable to both the Motor business (+ 2%) especially in France, Germany, and Belgium, due to a combination of moderate rates increases and portfolio growth, and the non-Motor business (+ 4%) mainly in the UK benefiting from new partnerships agreements. Commercial lines also grew by + 8%, mainly attributable to France and the UK, due to significant tariff increases in all lines of business, combined with a strict underwriting policy and portfolio pruning.

International insurance revenues were down – 10.9%, pulled by AXA RE (– 17.7%), reflecting (i) continued stringent underwriting policy aiming at reducing the risk exposure of the portfolio while focusing the P&C portfolio on more profitable business, and (ii) a 2002 non-recurring revision on prior year premiums (€+271 million). AXA Corporate Solutions Assurance also showed a – 3.9% decrease, reflecting lower premiums on Aviation, reduced exposure to selected business lines, and a decrease in property line following the reshuffling of the UK portfolio, only partly offset by the growth in the Casualty line due to rates adjustments and new business.

Asset management fees, commissions and other revenues were nearly flat at – 0.3%, both in Alliance Capital (–0.4%) and AXA Investment Managers (+ 0.5%), recovering on the second half of the year due to stronger equity markets.

Other financial services decrease in revenues (– 19.2%) was mainly attributable to AXA Bank Belgium (– 21.8%), as a result of lower revenues on off balance-sheet products, on inter-bank operations and on fixed income portfolio, despite higher volume of mortgage loans.

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CONSOLIDATED ADJUSTED EARNINGS AND NET INCOME

Adjusted Earnings & Net Income (Group share)

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	67,306	69,723	69,471
Bank revenues	820	1,012	1,127
Fees, commissions and other revenues	3,503	3,992	4,234

Gross revenues	71,628	74,727	74,832

Change in unearned premium reserves	320	(382)	(355)
Net investment result (b)	26,834	(9,229)	(1,244)

Total revenues	98,783	65,116	73,233

Insurance benefits and claims (b)	(81,309)	(47,922)	(56,668)
Reinsurance ceded, net	(1,113)	(523)	1,163
Insurance acquisition expenses	(5,798)	(5,891)	(6,394)
Bank operating expenses	(502)	(600)	(838)
Administrative expenses	(7,567)	(8,098)	(8,775)

Operating Income	2,494	2,081	1,721

Income tax expense	(793)	(357)	(45)
Equity in income (loss) of unconsolidated entities	41	23	17
Minority interests	(292)	(390)	(492)

ADJUSTED EARNINGS (a)	1,450	1,357	1,201

Impact of exceptional operations	148	235	–
Goodwill amortization (Group share)	(593)	(643)	(681)

NET INCOME	1,005	949	520

(a)	Adjusted Earnings represents AXA’s consolidated net income, before goodwill amortization and exceptional operations. Adjusted Earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that (‘Adjusted Earnings’) as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
(b)	For the periods ended December 31, 2003, 2002, and 2001, the change in fair value of separate accounts had impacted the net investment result for respectively Euro + 14,949 million, Euro – 17,576 million and Euro – 11,613 million and benefits and claims respectively.

The net income Group share for the Full Year 2003 reached €1,005 million, or a €+56 million increase compared to Full Year 2002.

The 2003 net income Group share included €148 million of exceptional operations relating to:

  Realized capital gains on the disposals of (i) the Austrian and Hungarian subsidiaries (€+37 million), (ii) Auxifina in AXA Bank Belgium (€+15 million), and (iii) Members Equity in Australia (€+12 million),
  An exceptional profit in AXA Financial (€66 million net of goodwill effect) following a review of tax positions related to periods prior to the acquisition of “The Equitable Inc.” by AXA. The comprehensive tax review impact was partly compensated by an exceptional amortization of the goodwill (recorded in 2002 when acquiring the minority interest of AXA Financial) for €–106 million.
  An exceptional profit in Germany Holdings operations (€17 million net of goodwill impact) as a result of the release of a provision set-up when acquiring German operations in 1997; this release was due to the disposal of Colonia Re participation to General Re and was offset by an exceptional goodwill depreciation.

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The 2002 net income included €235 million of exceptional operations relating to:

  The realized capital gain realized on the sale of AXA Asia Pacific Health activities (€87 million), and
  An exceptional profit of €148 million in Alliance Capital, as a result of the partial release (€+277 million) of the provision set up in 2000 to offset the dilution gain when acquiring Sanford C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance capital to the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put option; it generated an additional goodwill, which was entirely amortized over the year (€–129 million at average exchange rate).

Goodwill amortization group share decreased by €50 million, or €17 million on a constant exchange rate basis. This decrease was mainly attributable to non-repeated impacts of goodwill amortization in 2002 (full amortization of Banque Directe goodwill in 2002 [€13 million], and exceptional amortization on ex-GRE entities [€22 million]), partly offset by higher amortization in AXA Financial following the exercise of stock options (€–14 million).

Adjusted earnings were up by €+93 million to €1,450 million, mainly as a result of a significant improvement in underlying earnings, the non-repeated 2002 impact of the cost of September 11, 2001 events, partly offset by lower net capital gains and losses.

Net capital gains and losses deteriorated by €–345 million to €–585 million, including (i) a valuation allowance on Japanese deferred tax asset related to prior year realized losses (€–119 million), (ii) higher impairment valuation allowances on equity securities (€–434 million to €–1,048 million), and lower impairment valuation allowances on bonds (€+26 million to €–166 million), partly offset by (iii) higher net realized capital gains (€+182 million to €748 million), including €+442 million related to the exchange of Crédit Lyonnais shares for Crédit Agricole SA shares.

Adjusted Earnings & Net Income (Group share)

	FY	FY	FY
(in euro millions)	2003	2002	2001

Life & Savings	898	1,367	1,225
Property & Casualty	519	93	182
International Insurance	147	(149)	(378)
Asset Management	148	258	346
Other Financial Services	126	133	144
Holding companies	(388)	(344)	(318)

ADJUSTED EARNINGS (a)	1,450	1,357	1,201

Impact of exceptional operations	148	235	–
Goodwill amortization (Group share)	(593)	(643)	(681)

NET INCOME	1,005	949	520

(a)	Adjusted Earnings represents AXA’s consolidated net income, before goodwill amortization and exceptional operations. Adjusted Earnings is a non–GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly–titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

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LIFE & SAVINGS

At €898 million, adjusted earnings decreased by €–469 million, of which €–305 million were attributable to United Kingdom.

This decrease was mainly due to:

  A deterioration of €–335 million in underlying earnings, or €–96 million on a comparable basis1, with improvements in most countries, more than offset by a deterioration in the UK (€–319 million).
  Lower net capital gains (€–134 million to €–403 million), of which €–119 related to a valuation allowance on Japanese deferred tax asset related to prior year realized losses, €–273 million to higher impairment valuation allowances on equity securities, partly offset by €+215 million higher net realized gains (including €+142 million on Crédit Lyonnais shares).

PROPERTY & CASUALTY

The Group combined ratio significantly improved by 5 points to 101.4% or 4 points on a comparable basis2. This improvement was the result of the confirmation of a much improved operational performance in all major countries, partly offset by lower investment income, and induced a sharp increase in underlying earnings by €+527 million to €753 million, or €+446 million on a comparable basis3. Net capital gains decreased by €–101 million to €–234 million, mainly as a result of higher impairment valuation allowances (€–140 million), partly offset by €+54 million higher net realized capital gains (including €+215 million on Crédit Lyonnais shares).

INTERNATIONAL INSURANCE

Adjusted earnings were up by €+296 million to €147 million, or €+306 million on a constant exchange rate basis. This improvement was attributable to (i) the non-repeated impact of the 2002 cost of September 11, 2001 events (€89 million), (ii) higher underlying earnings in both reinsurance and large risks businesses (€+219 million or € +229 on a constant exchange rate basis), and (slightly lower net capital gains (€–13 million).

ASSET MANAGEMENT

Adjusted earnings decreased by €–110 million to €148 million, or €–90 million on a constant exchange rate basis, mainly as a result of the charge for legal proceedings and mutual fund matters (gross 100% impact of €–292 million, and net group share impact of €–104 million or €–124 million on a constant exchange rate basis).

OTHER FINANCIAL SERVICES

Adjusted earnings slightly decreased by €–7 million to €126 million, mainly as a result of lower underlying earnings (€–21 million) due to the integration of Banque Directe in French banks (€–17 million), lower favorable runoff development (€–16 million), partly offset by higher investment results in AXA Bank Belgium (€+18 million). This deterioration was partially compensated by higher net capital gains (€+14 million primarily due to €+13 million from Crédit Lyonnais shares in AXA Bank Belgium).

HOLDINGS

Adjusted earnings decreased by €–44 million to €–388 million, mainly driven by lower net capital gains (€–113 million), as 2002 benefited from the €104 million capital gain on the disposal of BBVA shares. This was partly offset by higher underlying earnings (€+69 million or €+53 million on a constant exchange rate basis), mainly attributable to German holdings, due to the non-repeated impact (€+29 million) of a 2002 non-recurring tax charge.

(1)	At constant exchange rate (€-133 million impact) and after reclassification of UK health 2002 underlying earnings (€+91 million), presented from January 1, 2003 in Property & Casualty segment (previously under the Life & Savings segment), and exclusion of 2002 underlying earnings of Australian Health activities (€–11 million) sold in August 2002 and Austrian/Hungarian L&S (€–2 million) sold as at January 1, 2003.
(2)	Including UK health activities.
(3)	At constant exchange rate basis and after reclassification of UK health 2002 underlying earnings (€+91 million), presented from January 1, 2003 in Property & Casualty segment (previously under the Life & Savings segment), and exclusion Austrian/Hungarian P&C (€–1 million) sold as at January 1, 2003.

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CONSOLIDATED SHAREHOLDERS’ EQUITY

At December 31, 2003, consolidated shareholders’ equity totaled €23.4 billion. The movement in shareholders’ equity since December 31, 2002 is presented in the table below:

		Number of ordinary
	Shareholders’ equity	shares outstanding
	(in euro millions)	(in millions)

At December 31, 2002	23,711	1,762.2
– Capital increases (to employees)	189	15.1
– Exercise of share options	8	0.8
– Cash dividend	(680)	–
– Impact of foreign exchange fluctuations	(985)	–
– Other (a)	154	–

At December 31, 2003 (before net income of the period)	22,396	1,778.1

Net income for the period	1,005	–

At December 31, 2003	23,401	1,778.1

(a)	Including €181 million in counterpart of an exceptional amortization of a goodwill which was originally offset against shareholders’ equity in 1997 at the time of purchase of German operations by the Group. This exceptional amortization of goodwill has been posted following the release of a provision set-up at the time of acquistion, this release was due to the disposal, during 2003, of Colonia Re participation to General Re.

CREATION OF SHAREHOLDER VALUE

EARNINGS PER SHARE (“EPS”)

		Full Year

					Var. FY 2003
		2003		2002	versus FY 2002
(in euro millions except ordinary shares in millions)	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted

Numbers of shares	1,763,7	1,790.1	1,736.1	1,739.1	–	–

Net income	1,005	1,005	949	949	–	–
Net income Per Ordinary Share	0.57	0.56	0.55	0.55	4.2%	2.9%

Adjusted Earnings	1,450	1,450	1,357	1,357	–	–
Adjusted Earnings Per Ordinary Share	0.82	0.81	0.78	0.78	5.2%	3.8%

Underlying Earnings Per Ordinary Share (a)	1.15	1.14	0.97	0.97	18.8%	17.2%

(a)	Underlying earnings per Ordinary Share (Underlying EPS) represents the AXA’s consolidated Adjusted Earnings, excluding the impact of September 11 attacks and net capital gains attributable to shareholders, divided by the average number of outstanding ordinary shares.

RETURN ON EQUITY (ROE)

	FY	FY	FY	Var. FY 2003/	Var. FY 2002/
(in euro millions except percentages)	2003	2002	2001	FY 2002	FY 2001

Average Shareholder’s equity	22,958	23,643	24,323	–	–

Net income	1,005	949	520	–	–
Annualized ROE	4.4%	4.0%	2.1%	0.4 bp	1.9 bp

Adjusted Earnings	1,450	1,357	1,201	–	–
Annualized Adjusted ROE	6.3%	5.7%	4.9%	0.6 bp	0.8 bp

Annualized Underlying ROE	8.9%	7.1%	6.3%	1.7 bp	0.8 bp

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Life & Savings Segment

The following tables present the consolidated gross revenues, adjusted earnings and net income attributable to AXA’s Life & Savings segment for the periods indicated.

Life & Savings Segment (a)

		FY 2002		FY 2001
	FY	Pro	As	Pro	As
(in euro millions)	2003	forma (b)	published	forma (b)	published

Gross written premiums	46,299	46,972	48,080	46,811	47,921
Fees, commissions and other revenues	513	513	539	441	486

Gross revenues	46,812	47,485	48,619	47,251	48,407

Change in unearned premium reserves	(6)	(7)	(16)	16	(2)
Net investment result (c)	25,744	(10,672)	(10,684)	(3,546)	(3,531)

Total revenues	72,551	36,805	37,920	43,721	44,875

Insurance benefits and claims (c)	(65,926)	(30,120)	(30,958)	(35,861)	(36,744)
Reinsurance ceded, net	84	289	288	138	139
Insurance acquisition expenses	(2,797)	(2,738)	(2,806)	(3,119)	(3,193)
Administrative expenses	(2,457)	(2,741)	(2,868)	(3,172)	(3,326)

Operating Income	1,454	1,495	1,575	1,708	1,751

Income tax expense	(448)	(98)	(119)	(469)	(481)
Equity in income (loss) of unconsolidated entities	19	(7)	(7)	16	16
Minority interests	(127)	(83)	(83)	(61)	(61)

ADJUSTED EARNINGS	898	1,308	1,367	1,195	1,225

Impact of exceptional operations	72	–	–	–	–
Goodwill amortization (Group share)	(299)	(296)	(303)	(295)	(303)

NET INCOME	671	1,012	1,063	899	922

(a)	Before intercompany transactions.
(b)	UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 has been restated excluding UK Health business.
(c)	For the periods ended December 31, 2003, 2002, and 2001, the change in fair value of separate accounts had impacted the net investment result for respectively €+14,949 million, € – 17,576 million and €– 11,613 million and benefits and claims respectively.

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Consolidated Gross Revenues (a)

		FY 2002		FY 2001
	FY	Pro	As	Pro	As
(in euro millions)	2003	forma (b)	published	forma (b)	published

France	10,890	10,432	10,432	11,001	11,001
United States	13,732	12,726	12,726	11,642	11,642
United Kingdom	5,831	7,228	8,362	7,930	9,086
Japan	6,078	6,428	6,428	5,475	5,475
Germany	3,428	3,141	3,141	2,998	2,998
Belgium	2,050	1,629	1,629	1,686	1,686
Others countries	4,802	5,900	5,900	6,520	6,520

TOTAL	46,812	47,485	48,619	47,251	48,407

Intercompany transactions	(13)	(33)	(33)	(8)	(8)

Contribution to consolidated gross revenues	46,799	47,452	48,586	47,243	48,399

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 has been restated excluding UK Health business.

Adjusted Earnings & Net Income

		FY 2002		FY 2001
	FY	Pro	As	Pro	As
(in euro millions)	2003	forma (a)	published	forma (a)	published

France	425	432	432	345	345
United States	530	520	520	518	518
United Kingdom	43	290	348	137	167
Japan	(224)	(45)	(45)	(99)	(99)
Germany	(26)	(0)	(0)	21	21
Belgium	(55)	8	8	65	65
Others countries	204	104	104	208	208

ADJUSTED EARNINGS	898	1,308	1,367	1,195	1,225

Impact of exceptional operations	72	–	–	–	–
Goodwill amortization (Group share)	(299)	(296)	(303)	(295)	(303)

NET INCOME	671	1,012	1,063	900	922

(a)	UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 has been restated excluding UK Health business.

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LIFE & SAVINGS OPERATIONS - FRANCE

Life & Savings Operations - France

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	10,890	10,432	11,001

Investment margin	920	872	867
Fees & revenues	1,017	982	1,093
Net technical margin	98	104	121
Expenses (net of DAC/VBI)	(1,471)	(1,464)	(1,586)

Operating Income	565	495	494

Income tax expense	(141)	(64)	(149)
Equity in income (loss) of unconsolidated entities	2	2	0
Minority interests	(1)	(1)	(1)

ADJUSTED EARNINGS	425	432	345

Gross written premiums were up + 4% due to the strong growth in individual general account savings and group pensions premiums.

Investment & Savings: Individual premiums (59% of gross written premiums) increased by 4%. Excluding fronting business, notably a significant contract underwritten in June 2002, direct business in individual savings recorded a 5% growth, to be compared with the 3% growth of the traditional players. General account premiums increased by 13% and represented 86% of premiums as compared to 79% in 2002 as AXA France successfully marketed this type of products perceived as safer by customers. Group pensions premiums (8% of gross written premiums) were up 16% due to new business with major companies, with unit-linked premiums accounting for 37% of premiums compared to 34% last year.

Life & Health (33% of gross written premiums) grew by 3%, mainly as a result of a positive net inflow of new contracts in individual health and of rate increases in Group business.

Investment margin increased by €48 million in 2003. Investment income grew by €19 million to €3,079 million as a result of the increase in average general account reserves partly offset by a decrease in fixed interest and cash yields. Net capital gains and losses were up €32 million to €121 million in 2003. Excluding a €109 million capital gain on the sale of Crédit Lyonnais shares in 2003 and a €107 million gain on the sale of the French listed real estate SIMCO in 2002, realized capital gains and losses increased by €166 million, mainly on equities. These increased gains were largely offset by an increase of €136 million in valuation allowances at €–160 million. Amounts credited to policyholders were stable (€–3 million), as a consequence of increased investment income, net realized capital gains and increased average general account reserves, partly offset by a decrease in average rates credited to individual savings policyholders (from 4.7% to 4.2% in line with the 0.4 point decrease of the interest rate credited on the main products).

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Fees and revenues rose by €35 million in 2003. Excluding the impact of a contractual change on a significant book of mortgage insurance contracts (having a €32 million opposite impact on fees and revenues margin and the expenses margin), fees and revenues would have been stable (€+3 million). Fees and revenues increased in all lines of business except for individual separate account products, which decreased as a consequence of lower average separate account policyholders’ reserves.

Net technical margin eroded by €6 million to €98 million. Margin improved on Group Life and Health products (€+34 million) mainly due to a €32 million lower charge in respect of the French law reinforcing death coverage (€8 million in current year 2003 as compared to €40 million in 2002 when the law was applicable for the first time). These positive trends were largely offset by a reduction of the discount rate for annuity reserves from 3.25% to 3% leading to a € 35 million reserve strengthening.

Expenses net of DAC and VBI marginally increased at €1,471 million. Excluding the impact already mentioned on the fees & revenues margin, expenses would have decreased by €25 million, driven by lower management expenses attributable to the continuous effort to reduce the cost base (€+44 million), partly offset by higher commission to agents and brokers (€–23 million) as a result of higher sales.

The underlying cost income ratio improved by 1.7 point to 76.0% driven by the improved investment margin.

Income tax expense was up €77 million as a result of the increase in income taxable at the full rate, a lower proportion of income being taxed at a nil rate or a reduced rate (20%).

Adjusted earnings marginally decreased by €7 million to €425 million in 2003, as the improvement in investment margin (€48 million) and management expenses (€25 million) was more than offset by the increase in income tax expense (€77 million).

Accordingly, underlying earnings increased by €9 million to €364 million.

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LIFE & SAVINGS OPERATIONS - UNITED STATES

Life & Savings Operations - United States

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross revenues	13,732	12,726	11,642

Investment margin	608	550	697
Fees & revenues	843	921	1,046
Net technical margin	494	348	574
Expenses (net of DAC/VBI)	(1,258)	(1,352)	(1,600)

Operating Income	687	467	717

Income tax expense	(157)	53	(200)
Minority interests	(0)	(0)	0

ADJUSTED EARNINGS	530	520	518

Average exchange rate : 1.00 € =	$ 1.13	0.95	0.89

Gross revenues increased by + 8% to €13,732 million, or + 29% on a constant exchange rate basis. The combined two main insurance business lines (Investment & Savings and Life, which totaled 93% of US Life & Savings gross revenues) grew by 37% in 2003, compared to the same period in 2002. This trend is mainly due to very strong sales of the Variable Annuity Accumulator Series product line launched on April 1, 2002, especially in the Wholesale channel.

Investment margin increased by €58 million in 2003 as compared to 2002, or by €178 million on a constant exchange rate basis.

The increase was mainly due to lower realized capital losses, which amounted to €99 million, better by €163 million, as a result of lower net realized capital losses on fixed maturities by €340 million, partially offset by lower gains on sale of real estate of €–155 million in 2003. Investment income decreased by €38 million, primarily due to lower yields partially offset by a higher level of assets in the general account. Interest and bonus credited decreased by €+54 million as the impact of lower credited rates in life and annuity business and lower dividends was partially offset by higher general account balances.

Fees and revenues decreased by €–78 million in 2003, or an increase of €88 million on a constant exchange rate basis, mainly due to higher fees earned on separate account business. The increase in fees earned on separate account business was attributable to positive net cash flows and the higher average separate account balances.

Net technical margin increased by €146 million in 2003, or by €243 million on a constant exchange rate basis. The increase was mainly attributable to a decrease in incurred benefits related to Guaranteed Minimum Death Benefit (“GMDB”) and Guaranteed Minimum Income Benefit (“GMIB”) features on annuity products reflecting the initial reserves established in 2002 (€150 million) and the improvement in the financial markets in 2003 (€60 million) and more favorable life mortality (€35 million).

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Expenses decreased by €94 million in 2003, or an increase of €154 million on a constant exchange rate basis. This was due to an increase in DAC amortization of €131 million mainly due to higher margins in products, which are DAC reactive and an increase in expenses, net of DAC capitalization, of €23 million.

Expenses net of DAC capitalization increased by €23 million principally due to (i) additional employee benefit costs of €52 million, reflecting higher qualified pension plan expenses which includes the impact of reducing the expected long-term return on assets, (ii) increased amortization of IT expenses net of capitalization of €17 million, (iii) field restructuring costs of €11 million, and (iv) greater commission expenses of €189 million. This increase is partially offset by higher DAC capitalization (€249 million).

Underlying cost income ratio increased to 86.7% versus 86.0% in 2002, as the strong improvement in revenues is more than offset by higher commission on the back of very strong sales in 2003.

Income tax expense increased by €210 million in 2003, or €240 million on a constant exchange rate basis. The increase is principally due to (i) the absence of the €152 million benefit recognized in 2002 resulting from the favorable treatment of certain tax matters related to separate account investment activity and (ii) the impact of higher pre-tax income, partially offset by (iii) a €29 million reduction resulting from a review of the deferred tax positions related to periods subsequent to the acquisition of a majority ownership in The Equitable Companies Inc. by AXA in 1992.

Adjusted earnings increased by €10 million in 2003, or an increase of €115 million on a constant exchange rate basis. The increase is primarily due to (i) higher investment and technical margins, (ii) higher fees and revenues, partially offset by (iii) higher DAC amortization, (iv) higher pension expenses and (v) higher tax expense.

Underlying earnings decreased by €105 million compared to 2002, or an increase of €9 million on a constant exchange rate basis, as the increase in net technical margin and fees and revenues was substantially offset by the increase in tax.

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LIFE & SAVINGS OPERATIONS - UNITED KINGDOM

Life & Savings Operations - United Kingdom

			FY 2002		FY 2001
		FY	Pro	As	Pro	As
(in euro millions)		2003	forma (a)	published	forma (a)	published

Gross revenues		5,831	7,228	8,362	7,930	9,086

Investment margin (b)		310	279	279	289	289
Fees & revenues (b)		307	335	335	378	378
Net technical margin (b)		(155)	48	48	30	30
Expenses (net of DAC/VBI) (b)		(417)	(465)	(465)	(520)	(520)
Health operating income		–	–	80	–	43

Operating Income		45	197	277	178	220

Income tax expense		(2)	93	71	(44)	(56)
Equity in income (loss) of unconsolidated entities		0	0	0	2	2
Minority interests		(0)	(0)	(0)	(0)	(0)

ADJUSTED EARNINGS		43	290	348	137	167

Average exchange rate : 1.00	€ = £	0.69	0.63	0.63	0.62	0.62

(a)	UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 have been restated excluding UK Health business.
(b)	FY 2002 and FY 2001 margin analysis as published are presented excluding Health business.

Total revenues for 2003 have reduced by 11% to €5,831 million, with new business on an APE1 basis also down 11%. New business APE in the second half of 2003 is 12% higher than in the same period in 2002.

  Investment & Savings (88% of gross written premiums): Premium revenues are 13% and new business APE 14% lower than last year. Revenues in the second half of 2003 are 11% higher than the same period in 2002. AXA Life’s focus since the withdrawal from the With Profit Bonds market in July 2002 has been on cautious investment products, which continue to drive sales performance in unsettled market conditions. Full Year sales of Unit Linked were up 27% during 2003 and represented 72% of 2003 total revenues compared to 51% in 2002.
  Life (12% of gross written premiums): Total Life premiums are up 9% predominantly due to increased premiums from protection products.
  Unit linked premiums now account for 72% in 2003 compared to 51% in 2002 as a consequence of a 27% yearly sales increase reflecting the focus on cautious investment products.

Investment margin increased by €31 million in 2003, or €63 million on a constant exchange rate basis mainly explained by:

– €+77 million realized gains mainly due to the sale of Crédit Lyonnais shares (€60 million) and favorable currency movements on non-sterling denominated bonds (€20 million).

– €+32 million increased investment income on shareholder assets following the capital restructuring of the AXA Sun Life funds in 2002.

  Offset by the non-repeated income of €23 million, which arose in 2002 from the finalization of the calculations of the transfer of “Inherited Estate” assets.
  In line with market trends, “With-Profit” bonus payments have reduced with an impact of €–19 million on shareholder profits.

(1) Annual Premium Equivalent (APE) representing total regular premiums plus 10% of single premiums.

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Fees and revenues reduced by €28 million in 2003, but increased by €3 million on a constant exchange rate basis:

– €19 million increase in loadings on premiums on life and pension products attributable mainly to higher volumes of Unit Linked Bonds offset by margin pressure on Unit Linked business.

– €–16 million reduction in fees earned on account balances due to the impact of the decline in the stock market throughout 2002 and early 2003, partially offset by new business net inflows.

Net technical margin decreased by €203 million in 2003 or €218 million on a constant exchange rate basis. This is mainly due to non recurring strengthening of reserves: (i) €138 million across a number of classes of business following a review of mortality and morbidity experience and model refinements, (ii) €52 million due to changes in the valuation of unit liabilities, and (iii) €25 million related to possible endowment mis-selling obligation on a best estimate basis at the date of the closing.

Expenses, net of policyholder allocation1 have reduced by €+48 million in 2003 or €+6 million on a constant exchange rate basis.

Underlying cost income ratio increased to 131.7%, mainly attributable to the impact of a reduction in the technical margin arising from increased actuarial liabilities.

Income tax expense increased by €95 million in 2003 as compared to 2002. The distribution tax that was recorded on the “Inherited Estate” attributed to AXA prior to 2002 was released at end 2002 with a positive impact of €111 million. This was partially offset by lower taxable profits in 2003.

Adjusted earnings decreased by €246 million in 2003, or €242 million on a constant exchange rate basis, mainly as a result of increases to actuarial reserves and the release of distribution tax on the “Inherited estate” in 2002, partly offset by improved investment margin.

Excluding net capital gains and losses attributable to shareholders (mainly related to Crédit Lyonnais), underlying earnings decreased by €316 million in 2003, or €319 million on a constant exchange rate basis, to €–27 million due to non recurring reserves strengthening and 2002 tax benefits.

(1) Part of these expenses are located in the With Profits funds and therefore are borne by policyholders.

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LIFE & SAVINGS OPERATIONS - JAPAN

Life & Savings Operations - Japan

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	6,078	6,428	5,475

Investment margin	(399)	(71)	(368)
Fees & revenues	854	927	992
Net technical margin	134	(43)	148
Expenses (net of DAC/VBI)	(689)	(759)	(864)

Operating Income	(101)	54	(93)

Income tax expense	(132)	(100)	(9)
Minority interests	8	2	4

ADJUSTED EARNINGS	(224)	(45)	(99)

Average exchange rate : 1.00 € = Yen	129.20	115.07	104.93

Gross written premiums decreased by 5% to €6,078 million or increased by 6% on constant exchange rate basis. Excluding group pension transfers (€882 million in 2003 versus €1,695 million last year), gross written premiums increased by 23% or €1,100 million driven by (i) strong level of conversions, (ii) the sustained efforts to increase the business written in higher margin individual health line (€62 million) and (iii) the growth in investment & savings sales essentially due to development of bancassurance agreements (€140 million).

  Investment & Savings (36% of gross written premiums): Premiums decreased by 17% mainly driven by a reduction in group pension transfer that was partially offset by the increase in sales of individual annuities essentially due to the development of bancassurance.
  Life (44% of gross written premiums): Premiums increased by 19% to €2,686 million mainly benefiting from conversion inflows. Excluding conversions, total premiums were down by 3% as increase in whole life premiums driven by new business sales did not offset the decrease of regular premiums on endowment products.
  Health (20% of gross written premiums): Premiums were up by 49% to €1,188 million. Excluding conversions, premiums were up 7%, as the sales force focused on sales of Medical Whole Life products (+ 28%), which offer high margins, despite lower renewals in Medical Term reflecting the increased competition.

Investment margin decreased by €328 million, or €377 million on constant exchange rate basis, as a result of larger valuation allowances on impaired securities and loans (€523 million compared to €90 million in 2002, an increase by €497 million on constant exchange rate). Excluding these impairments, the investment margin was up by

€120 million mainly driven by the €98 million higher net capital gains and losses principally on equities during the second half-year. The investment income net of interests credited to policyholders increased by €22 million mainly due to a higher asset balance.

Fees and revenues decreased by €73 million or increased by €32 million or + 3% on constant exchange rate due to a continuing shift in product mix towards higher margin products, especially in Health. Although the overall surrender rate has been constantly reducing over the year due to management actions, some surrenders of medical term and endowment products resulted in lower fees and revenues.

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Net technical margin amounted to €134 million, an increase by €177 million (or €193 million on constant exchange rate). In 2003, the surrender margin benefited from higher surrenders as well as conversions of individual life and annuity products, for a total of €+126 million. In 2002, AXA Japan had registered €83 million losses resulting from anticipated conversions of customers from its Medical Term product in 2003 as significant competition in this sector had resulted in the company offering new products with reduced premiums to certain customers.

Expenses gross of DAC and VBI amortization decreased by €49 million to €796 million, or an increase of €49 million on constant exchange rate. This was mainly due to higher commissions resulting from the combination of higher new business and the change in product mix. Expenses, net of DAC and VBI amortization, increased by € 15 million on constant exchange rate following higher DAC amortization partly offset by a lower VBI amortization.

This decrease in VBI amortization was driven by significant impairments on assets, partly offset by higher profits on conversions and surrenders.

Underlying cost income ratio improved by 15.2 points to 88.9% mainly due to the sharp increase in technical margin.

Income tax expense increased by €32 million, or €47 million on constant exchange rate, to €132 million, mainly driven by a €167 million valuation allowance on AXA Japan's tax loss carry forward (compared to €40 million in 2002). This increase was partly compensated by the lower taxable income resulting from large impairment on assets.

Adjusted earnings declined €179 million (€206 million on constant exchange rate) to €–224 million. This decrease was primarily attributable to asset impairments (€–249 million net of tax and DAC/VBI reactivity) and a €161 million increase in the valuation allowance on AXA Japan's deferred tax asset. These were partly offset by a €119 million higher technical margin, higher capital gains on equities and investment income due to higher asset base.

Underlying earnings increased by €103 million on constant exchange rate to €52 million, mainly as a result of the improvement in technical and investment margins.

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LIFE & SAVINGS OPERATIONS - GERMANY

Life & Savings Operations - Germany

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	3,428	3,141	2,998

Investment margin (a)	(36)	36	7
Fees & revenues (a)	39	27	30
Net technical margin (a)	10	10	7
Expenses (net of DAC/VBI) (a)	(39)	(35)	(39)
Health operating income	18	23	19

Operating Income	(8)	61	24

Income tax expense / benefit	(20)	(62)	(0)
Minority interests	3	0	(2)

ADJUSTED EARNINGS	(26)	(0)	21

(a) Excluding health business.

Gross written premiums rose by 9%, mainly due to Investment & Savings and Health.

Investment & Savings (19% of gross written premiums): Revenues increased by 27%, mainly driven by non unit-linked premiums. This premium growth was due to a distinct increase in new business strongly supported by the newly established “Pensionskasse” (group pension funds). Unit-linked business significantly increased, while still representing only a small portion of Investment & Savings premiums (4% versus 3% in the prior year).

Life (50% of gross written premiums): Revenues were flat.

Health (23% of gross written premiums): Gross written premiums increased by 15%, outperforming the estimated market growth of 7%. This growth was due to strong new business (+ 23%), continuous premium adjustments as well as lower lapse ratio.

Other (8% of gross written premiums – primarily consortium and medical council business) grew by 19% mainly due to higher single premiums.

Given the highly regulated policyholder participation rates, the whole margin analysis is presented net of policyholder participation.

Due to the continued weak stock market, and in connection with a low fixed interest environment, the investment margin decreased by €73 million to €–37 million in 2003. The investment portfolio has been restructured so that the downside risk on the equity exposure has been reduced. This was simultaneously accompanied by a restructuring of the bond portfolio to better match asset liability duration. As a result of this investment strategy, valuation allowances on equity securities and bonds (€–647 million, compared to €–77 million in 2002), have partially been offset by realized capital gains of €125 million, compared to capital losses €–48 million in 2002. The overall negative impact was to a large extent offset by lower policyholder participation.

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Fees and revenues increased by €+12 million to €39 million due to (i) strong new business growth in Group pension products, and (ii) the increase in all pension products premiums following the raising of the authorized maximum contribution under the state pension scheme.

The net technical margin remained stable.

Expenses rose by €–4 million. Gross of policyholder participation, commission expenses net of DAC increased by €–35 million exclusively attributable to the strong new business growth. Excluding (i) restructuring provisions (€6 million) and (ii) an exceptional write down of receivable against a deficient broker (€10 million), non-commission expenses decreased by €14 million as a result of effective cost cutting.

Accordingly, underlying cost income ratio rose from 71.2% to 113.3%.

The Health operating income decreased by €5 million to €18 million due to the restructuring of the investment portfolio to reduce the downside risk. Excluding impairments and capital losses, operating income increased by €9 million, following the positive development of fees and revenues (€+15 million) due to the strong new business increase.

In 2003, the tax regime for Life and Health insurance has substantially changed as capital gains and losses on equity securities are taxable again from 2004 onwards, while for 2001 to 2003 only 80% of net capital gains on equity securities and dividends are taxable. The additional taxes, resulting from the special, interim tax rules for the years 2001 to 2003, gave rise to an additional shareholder charge of €–13 million net of policyholder participation. However, compared to 2002, the tax expenses improved by €+42 million, since 2002 was impacted by the following: (i) a tax provision of €20 million and (ii) a high amount of trade tax on dividends.

Adjusted earnings decreased by €–26 million, down to €–26 million, mainly due to the decrease in investment margin (€66 million group share), partly offset by lower taxes (€38 million group share).

Underlying earnings increased by €+13 million to an amount of €19 million mainly driven by the improvement in fees and revenues.

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LIFE & SAVINGS OPERATIONS - BELGIUM

Life & Savings Operations - Belgium

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	2,050	1,629	1,686

Investment margin	2	61	165
Fees & revenues	130	128	133
Net technical margin	50	38	39
Expenses (net of DAC/VBI)	(185)	(195)	(186)

Operating Income	(4)	32	151

Income tax expense	(51)	(24)	(85)
Minority interests	0	(0)	(0)

ADJUSTED EARNINGS	(55)	8	65

Gross written premiums went up by + 26%.

Individual Life and Savings (79% of gross written premiums). Premiums increased by 27% to €1,626 million mainly due to non unit-linked products (+ 45%), primarily driven by the main interest-linked products Crest (+ 55%) and “Opti-Deposit” (+ 94% excluding a non-recurring premium of €103 million). The strong growth in non unit-linked products was partly offset by decreases in unit-linked contracts (– 13%) and in Life products (– 5%).

Group Life and Savings (21% of gross written premiums). Premiums were up by 21% to €425 million due to an exceptional single premium of €47 million and a higher level of regular premiums (+ 7%), mainly in non unit-linked products.

The investment margin decreased by €59 million to €2 million, partly due to valuation allowances on equity securities for €171 million, as compared to €112 million in 2002, and lower realized capital gains and losses (€–51 million to €+29 million including €+14 million realized gains on Crédit Lyonnais shares). Excluding these impacts (€–110 million as compared to 2002, or €–91 million net of policyholders bonuses), the investment margin would have increased by €32 million to €125 million mainly driven by a higher net investment income (€+66 million) in relation to a higher level of technical reserves and higher dividend income, partly offset by higher interests credited (€34 million). The 2003 average policyholder credited rate decreased by 27 basis points to 4.43%.

Fees and revenues slightly increased to €130 million.

The net technical margin was up by €12 million to €50 million, as a result of a better mortality margin in Group Life and the absence of any mortality bonus charge in 2003.

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Expenses decreased by €10 million, due to lower overhead costs and a lower VBI amortization charge, which were partly offset by higher commissions and a lower DAC capitalization due to change in product mix.

Underlying cost income ratio decreased from 73.5% in 2002 to 60.2% in 2003 mainly as a consequence of a higher net investment income and lower overhead costs.

Income tax expenses increased by €27 million to €51 million, mainly due to (i) a higher taxable income (of which net capital gains and losses on equity securities are excluded), (ii) the implementation in 2003 of the taxation of dividends, partially offset by (iii) a 6 point decrease of the local tax rate to 33.99%.

Adjusted earnings decreased by €63 million to €–55 million mainly as a result of higher net capital losses driven by valuation allowances.

Underlying earnings increased by €39 million to €94 million, mostly driven by a higher net investment margin (€32 million), a higher net technical margin (€12 million) and lower costs (€10 million), which are offset by a higher tax charge (€17 million).

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LIFE & SAVINGS OPERATIONS - OTHER COUNTRIES

The following tables present the operating results for the other Life & Savings operations of AXA, which include Australia/New Zealand, Hong Kong, The Netherlands, Spain, Italy as well as Portugal, Singapore, Luxembourg, Switzerland, Canada, Morocco and Turkey, for the years indicated.

Consolidated Gross Revenues

	FY	FY	FY
(in euro millions)	2003	2002	2001(a)

Australia / New Zealand	1,702	2,029	2,590
Hong Kong	791	936	1,353
The Netherlands	768	918	912
Italy	566	552	358
Spain	470	845	525
Other countries	505	620	782

TOTAL	4,802	5,900	6,520

Intercompany transactions	(5)	(23)	(3)

Contribution to consolidated gross revenues	4,798	5,877	6,517

(a) Corresponds to 15 months of activities for Australia /New Zealand and Hong Kong.

Adjusted Earnings & Net Income

	FY	FY	FY
(in euro millions)	2003	2002	2001(b)

Australia / New Zealand (a)	39	59	29
Hong Kong	99	33	37
The Netherlands	30	(6)	70
Italy	(11)	2	36
Spain	29	30	22
Other countries	19	(14)	14

ADJUSTED EARNINGS	204	104	208

Impact of exceptional operations	12	–	–
Goodwill amortization (Group share)	(26)	(29)	(21)

NET INCOME	189	75	187

(a)	Since FY 2002, includes the Australia and New Zealand mutual funds and financial advisory businesses. Previously these results were shown under NMFM in the Asset Management Segment. The prior year has not been restated for this change, as it is not material to the consolidated results.
(b)	Corresponds to 15 months of activities for Australia /New Zealand and Hong Kong.

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AUSTRALIA AND NEW ZEALAND1

Total gross revenues of €1,702 million were in line with last year on a comparable basis2. Gross written premiums decreased by 1.9% on last year to €1573 million. Improvements in group pensions and individual life volumes have been offset by falls in retirement income following tactical price increases. Fee revenues from mutual fund and advice business, the key growth areas for the Australian market, increased by 5% to €129 million on a comparable basis due to higher retail product sales and growth in ipac advice business.

Net mutual retail fund sales of €898 million were 39% higher on a comparable basis. This was largely due to an increase in unit trusts sales due and well perceived AXA mutual funds products.

Recent results published by an independent researcher place AXA in the top five for retail net sales, one of the key goals under the 3 year transformation program.

Excluding earnings from AXA Health (€10 million), which was sold in August 2002, adjusted earnings decreased € 10 million to €39 million. Underlying earnings decreased by €13 million to €41 million.

These evolutions were explained by the following (based on 100% ownership):

  The investment margin3 decreased by €27 million to €8 million mainly as a result of reduced return on assets backing the annuity portfolio, despite the improvement of equity returns.
  Fees and revenues increased by €10 million to €430 million following an increase of €26 million relating to the inclusion of twelve months of ipac operations.
  The technical margin grew by €3 million to €18 million. The increase was largely due to mortality improvements on risk business, partly offset by a decrease in the income protection margin following a return to a normalized claims pattern, consistent with expectations.
  Total expenses were €27 million higher than last year at €405 million. This increase was largely driven by the full year's inclusion of ipac, which added €22 million. Increased commission expense, consistent with growth in the mutual fund and advisory business, has also contributed to the higher expense. Excluding ipac, non-commission expenses have decreased by €13 million, reflecting improved operational effectiveness achieved by the three-year transformation program.
  The income tax benefit increased by €15 million to €28 million consistent with the movement in taxable income.

The underlying cost income ratio increased to 89% from 78% in 2002, due to reduced investment margin as discussed above.

HONG KONG4

Gross written premiums of €791 million were 1% higher than 2002 on a comparable basis, mainly driven by the increased sales of individual life products. Unit-linked single premiums improved over the second half of the year, benefiting from improved economic conditions.

(1)	The AXA Asia Pacific Group is 51.6% owned by AXA.
(2)	Excluding AXA Health Insurance sold in August 2002 and including an additional eight months of ipac revenues in 2002 (acquired in August 2002) and on a constant exchange rate basis.
(3)	The investment margin includes the contribution of equity accounted subsidiaries held by policyholders’ fund.
(4)	The AXA Asia Pacific Group is 51.6% owned by AXA.

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Adjusted earnings1 amounted to €99 million, an increase of €66 million (or €85 million on a constant exchange rate basis), reflecting mainly the improvement in investment markets which resulted in higher realized capital gains and lower impairments net of policyholder rights and tax (€74 million compared to last year or €77 million on a constant exchange rate). Underlying earnings reached €86 million, decreasing by €9 million (increase of €8 million on constant exchange rate). This improvement was driven by (i) higher investment income due to an increased asset base (ii) an increase in mortality margins, partially offset by (i) lower surrender margin following an improved retention on individual life products, and (ii) higher VBI amortization in line with the improved investment result.

The underlying cost income ratio improved from 52% to 46% reflecting lower management expenses driven by the enhanced operational effectiveness and lower commissions due to the change in product mix.

THE NETHERLANDS

Gross revenues decreased by 16.3% to €768 million. Life insurance (63 % of total gross revenues) decreased by 16.3% to €484 million due to the weak investment climate and high premium income in 2002 from a non unit-linked Investment product. Gross revenues on Health business decreased by 16.4% to €284 million due to the declining share in a relatively large fronting contract.

In Life insurance, adjusted earnings increased by €18 million to €15 million compared to 2002. This was mainly driven by a €10 million higher investment margin. Fees and revenues are lower by €3 million, mainly due to less new business in annuities in 2003. The net technical margin increased by €5 million. Expenses decreased by €2 million mostly attributable to (i) a non recurring €6 million valuation allowance for doubtful receivables recorded in 2002 and (ii) a €2 million decrease in commission expenses, partly offset by (ii) a €5 million higher VBI amortization.

The underlying cost income ratio improved by 17 points to 69.5%.

In Health business, adjusted earnings improved by €18 million resulting in a profit of €15 million, mainly due to positive run-off results.

As a result of the items described above, underlying earnings for Life and Health improved by €+ 34 million to € 35 million.

ITALY

Gross written premiums grew by 3% to €566 million. Agents significantly increased their contribution (+ 13%), thus compensating a drop in the bank-insurance production caused by a six-month delay in renewing the main bank distribution agreement.

Adjusted earnings reached €–11 million, down by €13 million. Earnings were adversely impacted by a €22 million deterioration of asset impairments as well as a €9 million decrease in the tax benefit from the legal restructuring of AXA subsidiaries in Italy (€2 million in 2003 compared to €11 million in 2002).

These negative impacts (€–31 million) were partly compensated by a €18 million improvement in the technical margin (2002 was negatively impacted by a €7 million strengthening of insurance reserves on an old-generation guaranteed index-linked product; 2003 notably benefited from €8 million release following the recovery of the underlying asset values).

As a result of the items described above, underlying earnings improved by €9 million to €20 million.

The underlying cost income ratio improved by 35 points to 51% driven by the year-on-year change in index-linked insurance reserves.

(1) AXA Asia Pacific is 51.66% owned by the AXA Group.

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SPAIN

Gross written premiums decreased by 44% to €470 million, as AXA Seguros benefited in 2002 from large group single premium contracts relative to pension funds outsourcing (legal obligation until November 2002). Excluding pension funds, written premiums increased by 15% driven by Life products (+ 29% benefiting from a large third-party distribution agreement) and Investment & Savings unit-linked products (+ 155%) following financial markets recovery.

Adjusted earnings decreased by €1 million compared to 2002 to €29 million. This evolution was mainly due to lower net capital gains (€–10 million) as AXA Seguros benefited last year from large realized capital gains on real estate. Underlying earnings increased by €9 million to €22 million mainly as a result of (i) higher revenues on fixed maturities, induced by larger in force business from the large pension funds underwritten last year, (ii) higher fees and revenues following a favorable change in product mix and (iii) a one-time tax credit.

Accordingly, the underlying cost income ratio improved by 3 points to 84%.

OTHER COUNTRIES

The other countries' adjusted earnings of €19 million were mainly attributable to the following countries:

Adjusted Earnings & Net Income

	FY	FY	FY
(in euro millions)	2003	2002	2001

Portugal	7	0	9
Luxembourg	1	1	1
Austria	0	2	1
Switzerland	0	(21)	1
Hungary	0	1	1
Morocco	5	1	1
Canada	3	4	4
Turkey	3	0	(0)
Singapore	(0)	(3)	(2)
China	0	0	(2)

ADJUSTED EARNINGS	19	(14)	14

Impact of exceptional operations	–	–	–
Goodwill amortization (Group share)	(1)	(1)	(1)

NET INCOME	18	(14)	14

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Portugal

Gross written premiums grew by 12.7% to €146 million as compared to 2002 driven by the Investment & Savings products increase following re-investment campaigns and the launch of new competitive financial products.

Adjusted earnings grew by €7 million to €7 million as 2002 earnings were impacted by valuation allowance on equities. Underlying earnings decreased by €2 million to €7 million mainly as a result of higher interest credited to policy-holders reflecting the change in product mix.

Singapore

Gross revenues for 2003 of €111 million were 9% higher than last year (on a constant exchange rate basis) despite the challenging market conditions due to volatile investment markets and SARS. This increase was driven by improved adviser productivity levels.

Adjusted earnings increased by €3 million to €0 million mainly driven by i) better investment result reflecting the good performance in equity markets, and ii) lower expenses due to continuous management efforts on expense control.

Underlying earnings increased by €2 million to €0 million reflecting the decrease in management expenses as mentioned above.

Switzerland

Gross revenues increased by 12% on a comparable basis to €88 million, resulting from a better product positioning, customers anticipating legal decision to reduce Individual Life technical rates and marketing initiatives with the distribution networks.

Adjusted earnings increased by €+21 million to €0.8 million, mainly due to (i) impairment release of €+4 million as compared to an impairment allowance of €–16 million in 2002 (ii) higher fees and revenues by €+2.6 million. In addition, 2003 showed a tax income of €+3 million as compared to €0 in 2002 due to less deferred taxes. This was partly offset by technical reserves reinforcement of €–2 million as compared to technical reserves release of €+3 million in 2002.

Underlying earnings increased by €2 million, mainly attributable to higher fees and revenues.

Turkey

Adjusted and underlying earnings reached €3 million from €0.4 million last year. This increase was driven by an improved technical margin on traditional life products, cost-cutting efforts as well as lower average commission rate.

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Property & Casualty Segment

The tables below present the gross premiums and net income attributable to AXA’s Property & Casualty segment for the periods indicated.

Property & Casualty Segment (a)

		FY 2002		FY 2001
	FY	Pro	As	Pro	As
(in euro millions)	2003	forma (b)	published	forma (c)	published

Gross written premiums	17,093	17,077	15,969	17,003	15,925
Fees, commissions and other revenues	35	38	12	68	2

Gross revenues	17,128	17,115	15,981	17,071	15,928

Change in unearned premium reserves	(231)	(315)	(307)	(167)	(115)
Net investment result	1,018	1,218	1,230	1,883	1,916

Total revenues	17,915	18,018	16,904	18,788	17,729

Insurance benefits and claims	(12,052)	(12,876)	(12,038)	(13,765)	(13,007)
Reinsurance ceded, net	(495)	(231)	(229)	(98)	(112)
Insurance acquisition expenses	(2,727)	(2,822)	(2,754)	(2,936)	(2,868)
Administrative expenses	(1,865)	(1,785)	(1,658)	(1,978)	(1,803)

Operating Income	777	305	224	10	(60)

Income tax expense / benefit	(273)	(175)	(153)	241	262
Equity in income (loss) of unconsolidated entities	24	19	19	5	5
Minority interests	(9)	3	3	(25)	(25)

ADJUSTED EARNINGS	519	152	93	232	182

Impact of exceptional operations	43	–	–	–	–
Goodwill amortization (Group share)	(114)	(118)	(111)	(138)	(130)

NET INCOME	448	33	(19)	94	52

(a)	Before intercompany transactions.
(b)	UK Health business transferred from Life & Savings segment. Consequently FY 2002 has been restated including UK Health business.
(c)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business transferred from Life & Savings segment. Consequently FY 2001 has been restated including UK Health business.

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Consolidated Gross Revenues (a)

	FY 2002			FY 2001
	FY	Pro	As	Pro	As
(in euro millions)	2003	forma (b)	published	forma (c)	published

France	4,640	4,383	4,383	4,171	4,171
Germany	2,852	2,867	2,867	3,165	3,165
United Kingdom	3,676	3,884	2,749	3,624	2,480
Belgium	1,413	1,401	1,401	1,331	1,331
Others countries	4,547	4,581	4,581	4,781	4,781

TOTAL	17,128	17,115	15,981	17,071	15,928

Intercompany transactions	(30)	(33)	(33)	(35)	(31)

Contribution to consolidated gross revenues	17,098	17,082	15,948	17,036	15,896

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	UK Health business transferred from Life & Savings segment. Consequently FY 2002 has been restated including UK Health business.
(c)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business transferred from Life & Savings segment. Consequently FY 2001 has been restated including UK Health business.

Adjusted Earnings & Net Income

	FY 2002				FY 2001
	FY	Pro		As	Pro		As
(in euro millions)	2003	forma	(b)	published	forma	(b)	published

France	266	237		237	266		266
Germany	(183)	(28)		(28)	85		85
United Kingdom	9	(137)		(196)	(83)		(133)
Belgium	118	(29)		(29)	(5)		(5)
Others countries	309	109		109	(31)		(31)

ADJUSTED EARNINGS	519	152		93	232		182

Impact of exceptional operations	43	–		–	–		–
Goodwill amortization (Group share)	(114)	(118)		(111)	(138)		(130)

NET INCOME	448	33		(19)	94		52

(a)	UK Health business transferred from Life & Savings segment. Consequently FY 2002 has been restated including UK Health business.
(b)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business transferred from Life & Savings segment. Consequently FY 2001 has been restated including UK Health business.

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PROPERTY & CASUALTY OPERATIONS - FRANCE

Property & Casualty Operations - France

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	4,640	4,383	4,171

Current accident year loss ratio (net)	78.4%	78.7%	81.0%
All accident year loss ratio (net)	78.0%	78.8%	82.1%

Net technical result	1,011	913	744

Expense ratio	23.5%	24.1%	25.2%
Net investment result	433	473	694

Operating Income	363	349	390

Income tax expense	(96)	(113)	(124)
Minority interests	(0)	(0)	(0)

ADJUSTED EARNINGS	266	237	266

Gross written premiums increased by + 6% as a consequence of strong net inflows in personal lines and successful rate increases in all lines of business.

Personal lines (65% of gross written premiums): premiums grew by 5%, mainly as a result of positive net inflows in motor, gaining momentum during the second half of the year, and in household, as a consequence of the success of new products adapted to targeted customer needs, as well as rates increases.

Commercial lines (35% of gross written premiums): premiums increased by 9% following rate increases coupled with a strict underwriting policy.

The net technical result improved by €98 million to €1,011 million.

Current accident year loss ratio improved from 78,7% in 2002 to 78,4% in 2003. The positive claims frequency trend in personal motor was partly offset by the occurrence of large claims in industrial risks as well as significant weather-related events and the increase in reinsurance costs of commercial lines.

All accident year loss ratio decreased by 0.8 point as a result of an improved current accident year loss ratio and of a more favorable loss reserve development that totaled €+17 million in 2003 as compared to €–6 million in 2002. In 2003, loss development was positive in the property and natural catastrophes lines, partly offset by a €–25 million adjustment in motor annuity reserves mainly as a consequence of a compulsory decrease (– 25 bp at 2.50%) in discount rate due to decreasing French interest rates.

The expense ratio improved by 0.5 point to 23.5% as a consequence of increased volumes coupled with the continued effort made to control the cost base.

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The combined ratio improved by 1.4 point to 101.5% as a result of better all accident years loss ratio and expense ratio.

Net investment result decreased by €41 million, mainly as a result of lower net capital gains and losses (€–33 million to €+37 million in 2003). Net investment gains on equities were down by €30 million to €+10 million in 2003, including a €137 million gain on the sale of Credit Lyonnais shares more than offset by €142 million of valuation allowances. Investment income marginally decreased by €8 million mainly on real estate.

Income tax expenses were down by €16 million to €96 million as pre-tax income marginally increased while earnings taxed at a reduced rate (20%) were higher in 2003 than in 2002.

Adjusted earnings increased by €29 million to €266 million due to the improvement in the net technical result (€54 million driven by the 1.3 point improvement of the combined ratio) and the €16 million decrease in tax expense, partly offset by the €41 million decrease in net investment result.

Underlying earnings increased by €28 million to €216 million primarily as a result of the improvement in the combined ratio.

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PROPERTY & CASUALTY OPERATIONS - GERMANY

Property & Casualty Operations - Germany

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	2,852	2,867	3,165

Current accident year loss ratio (net)	76.0%	86.2%	90.7%
All accident year loss ratio (net)	69.5%	77.0%	87.8%

Net technical result	877	665	387

Expense ratio	31.5%	30.3%	30.5%
Net investment result	(93)	245	383

Operating Income	(121)	35	(198)

Income tax expense / benefit	(82)	(70)	287
Equity in income (loss) of unconsolidated entities	3	5	5
Minority interests	16	3	(9)

ADJUSTED EARNINGS	(183)	(28)	85

Gross written premiums remained stable at €2,852 million on a comparable basis.

  Personal (62% of gross written premiums): premiums increased by 0.9% due to on the one hand, an increase of new business in motor (+116 000 new contracts of the low-cost product line “die Alternative“), and, on the other hand, a decrease in retail liability premiums as a result of a tightening business environment.
  Commercial (27% of gross written premiums): premiums slightly improved as rate increases were partly offset by portfolio pruning.
  Other (11% of gross written premiums): premiums decreased by 10% due to continued portfolio pruning.

The Net Technical Result showed a significant improvement by €212 million to €877 million, mainly driven by significant improvements in the current accident year loss ratio as a result of tariff increases coupled with successful and ongoing portfolio pruning both in personal and commercial lines.

  Current accident year loss ratio: The 10.2 point improvement to 76% was partly driven by restructuring efforts in motor and tariff increases. In addition, 2003 has not been affected by large natural catastrophes.
  All accident year loss ratio improved by 7.5 points to 69.5%, as a result of lower current accident year loss ratio partly compensated by lower positive development on prior years.

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Expense Ratio increased by 1.2 point to 31.5%. In 2002, expenses included a provision for early retirement for €41 million, while 2003 included a €50 million provision for rental risk, and an additional €18 million early retirement provision. Excluding these items, the expenses are stable.

As a result, the net combined ratio showed a significant improvement from 107.3% to 101.0%.

Net investment result decreased by €338 million to €–93 million due to (i) the decrease of net capital gains and losses down by €219 million to €–275 million mainly as a result of higher asset impairments as well as lower capital gains from equities and equity funds and (ii) the decline of the net investment income by €119 million to €182 million as a result of lower yield on bonds portfolio and lower dividend income.

Tax expenses increased by €12 million despite negative operating income due to the improved technical result and due to the fact that capital gains and losses and asset impairments on equities are fiscally non deductible.

Adjusted earnings decreased by €–155 million as a result of a deterioration in net capital gains and losses. Underlying earnings increased by €42 million to €60 million, benefiting from improved combined ratio offset by lower net investment income.

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PROPERTY & CASUALTY OPERATIONS - UNITED KINGDOM

Property & Casualty Operations - United Kingdom

		FY 2002			FY 2001
		FY	Pro	As	Pro	As
(in euro millions)		2003	forma (a)	published	forma (b)	published

Gross revenues		3,676	3,884	2,749	3,624	2,480

Current accident year loss ratio (net)		67.9%	70.3%	72.5%	73.0%	77.5%
All accident year loss ratio (net)		72.0%	77.2%	78.7%	78.3%	82.1%

Net technical result (c)		1,013	860	561	794	460

Expense ratio		31.0%	30.8%	36.5%	31.1%	35.2%
Net investment result		92	70	82	170	202

Operating Income		(15)	(228)	(308)	(173)	(244)

Income tax expense / benefit		24	91	112	90	111
Minority interests		(0)	0	0	0	0

ADJUSTED EARNINGS		9	(137)	(196)	(83)	(133)

Average exchange rate : 1.00	€ = £	0.69	0.63	0.63	0.62	0.62

(a)	UK Health business transferred from Life & Savings segment. Consequently FY 2002 has been restated including UK Health business.
(b)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business transferred from Life & Savings segment. Consequently FY 2001 has been restated including UK Health business.
(c)	The net technical result is now presented including fees, commissions and other revenues in FY 2003 and in 2001 and 2002 pro-forma.

Gross revenues decreased by – 5% to €3,676 million. On a comparable basis, gross revenues increased by + 4% with general insurance revenues up + 6% and Health revenues stable.

  Personal lines revenues (30% of gross revenues) decreased by – 5% on a comparable basis. This was mainly driven by a decrease in motor (– 25%) partly offset by a significant growth in non-motor activities primarily driven by the acquisition of new corporate partnerships. The decrease on motor reflected continued strict underwriting, and our new agreement with RAC to manage RAC branded motor business through a jointly owned broker panel operated by AXA, resulting in a €78 million decrease in revenues.
  Commercial lines revenues (40% of gross revenues) increased by + 16% on a comparable basis, notably following successful rate increases and new business acquisitions in commercial property (+ 17%). Both Workers' compensation (+ 24%) and liability (+ 19%) recorded strong rate increases on stable volumes.
  Health revenues (28% of gross revenues) remained stable.

The net technical result increased by €153 million, or €255 million at constant exchange rate, to €1,013 million.

The current accident year loss ratio improved by 5.4 points to 67.9%, mainly due to an improvement in (i) household following non-recurring 2002 weather losses, (ii) property as a result of both rates increases and improved claims frequency, (iii) liability due to rate increases, and (iv) a favorable claims performance in the Health business.

The all accident year loss ratio improved by 5.2 points to 72.0% as a result of better current accident year loss ratio.

/194

The expense ratio increased slightly to 31.0% (or a €+53 million increase mainly following the growth in volume) as (i) a 1.7 point positive impact of lower general expenses resulting from tight cost control and efficiency improvements introduced under the First Choice strategy, was offset by a 1.9 point negative impact due to (ii) a higher pension charge (1.0 point) and (iii) higher earned commissions (0.9 point) primarily driven by the growth in Commercial businesses.

These movements led to a 5 points improvement in the net combined ratio to 102.9%.

Net investment result increased by €22 million, or €31 million on a comparable basis to a profit of €92 million in 2003, resulting from (i) a higher investment income, up €14 million as a result of interest generated on positive cash-flows and (ii) €+17 million higher net capital gains and losses reflecting lower impairment charge on equity securities, which has an impact of €88 million. This was partly offset by higher losses of €72 million following equity securities sell-down and the non-recurring large gain realized in 2002 on the sale of Willis shares.

The income tax benefit decreased by €67 million, or €65 million on a comparable basis mainly reflecting the strong increase in the operating income.

Adjusted earnings increased by €146 million in 2003, or €147 million on a comparable basis to a profit of €9 million mainly reflecting the large improvement in the combined ratio. Underlying earnings increased by €128 million, or profit of €71 million.

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PROPERTY & CASUALTY OPERATIONS - BELGIUM

Property & Casualty Operations - Belgium

	FY	FY	FY
(in euro millions)	2003	2002	2001

Gross written premiums	1,413	1,401	1,331

Current accident year loss ratio (net)	82.4%	88.7%	94.5%
All accident year loss ratio (net)	74.3%	80.2%	84.6%

Net technical result	360	275	205

Expense ratio	29.4%	29.6%	32.0%
Net investment result	227	150	216

Operating Income	174	15	(4)

Income tax expense	(56)	(44)	(1)
Minority interests	(0)	0	0

ADJUSTED EARNINGS	118	(29)	(5)

Gross written premiums increased by 1% to €1,413 million, driven by personal lines.

Personal lines (63% of gross written premiums): premiums increased by 1%. Motor grew by +4% mainly due to rate increases. Household decreased by -1% despite rate increases due to the loss of a bancassurance agreement.

Commercial lines (36% of gross written premiums) remained stable. Despite a 7.5% tariff increase, Workers compensation premiums decreased by 3.6% as a result of pruning measures. The growth in Motor lines (+1.6%) and in Property & Engineering (+5.9%) were mainly explained by rate increases.

The net technical result was €360 million, increasing by €84 million compared to 2002.

The current year loss ratio improved by 6.3 points to 82.4% due to (i) a lower claim frequency for most lines and (ii) a significant decrease in large claim cost for Commercial Property.

The all accident year loss ratio improved by 5.8 points to 74.3%, in line with the current year loss ratio.

Compared to 2002, the expense ratio decreased by 0.2 point to 29.4% mainly due to further expense reductions.

As a result, the combined ratio in 2003 decreased by 6.0 points to 103.8%.

Net investment result increased by €77 million to €227 million explained by (i) higher level of realized capital gains (€87 million of which €84 million on Crédit Lyonnais shares), partly offset by (ii) higher valuation allowances on equity securities (€23 million to €120 million, whereas investment income increased by €13 million, mainly attributable to real estate assets.

/196

Income Tax Expense increased by €12 million to €56 million, as a result of (i) a higher taxable income (of which net capital gains on equity securities are excluded), (ii) the implementation in 2003 of the taxation of dividends, partially offset by (iii) a 6 points decrease of the local tax rate to 33.99%.

Adjusted earnings increased by €147 million to €118 million, due to an improved claims experience, lower expenses and higher net capital gains and losses, partially offset by higher income tax expenses.

Accordingly, underlying earnings increased by €84 million to €143 million, mainly driven by improved combined ratio.

PROPERTY & CASUALTY OPERATIONS - OTHER COUNTRIES

Consolidated Gross Revenues

	FY	FY	FY
(in euro millions)	2003	2002	2001

Italy	1,088	1,027	1,081
Spain	1,166	1,070	1,000
Canada	761	744	693
Ireland	562	554	492
The Netherlands	248	239	245
Other countries	722	947	1,269

TOTAL	4,547	4,581	4,781

Intercompany transactions	(3)	(3)	(1)

Contribution to consolidated gross revenues	4,543	4,577	4,780

Adjusted Earnings & Net Income

	FY	FY	FY
(in euro millions)	2003	2002	2001

Italy	65	42	(6)
Spain	47	33	5
Canada	37	19	18
Ireland	118	59	30
The Netherlands	10	(3)	(31)
Other countries	33	(40)	(47)

ADJUSTED EARNINGS	309	109	(31)

Impact of exceptional operations	–	–	–
Goodwill amortization (Group share)	(38)	(39)	(36)

NET INCOME	272	70	(67)

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ITALY

Gross written premiums increased by 6% to €1,088 million, driven by personal motor (61% of total premiums) and general liability. After the drastic portfolio cleaning measures and tariff increases in 2002 that resulted in significant portfolio losses, the personal motor portfolio returned to positive net inflows in 2003.

Adjusted earnings increased by €24 million from last year to €65 million, mainly driven by (i) a 0.9 point gain in the combined ratio to 103.7% (€+4 million), due to further improvement in claims experience following portfolio cleaning measures and tariff increases (–1.8 point on loss ratio), but partly offset by a 0.9 point increase in expense ratio notably driven by a higher average commission rate and (ii) a €29 million increase in exceptional tax gains, driven by the release of the residual allowance on tax loss carry-forward, reflecting the restored profitability of the motor line, and by a higher tax benefit from the legal restructuring of AXA subsidiaries in Italy. In addition, the net investment result decreased by €11 million, as a result of lower investment revenues (€–7 million) reflecting the impact of the lower yield on the bonds portfolio, and the reduction in net capital gains (€–4 million) attributable to the large realized gains on bonds and real estate in 2002, while 2003 benefited from lower valuation allowances on equity securities and the sale of the Crédit Lyonnais shares.

Accordingly, underlying earnings improved by €28 million to €51 million.

SPAIN

Gross written premiums grew by 9% to €1,165 million mainly driven by the increase in (i) personal motor (+ 6%) following tariff increases, (ii) commercial property (+ 54%) and mechanical warranties (multiyear contracts, + 34%) as both benefited from new agreements with majors brokers.

Adjusted earnings increased by €+14 million to €+46million. Direct Seguros contribution grew by €1 million to € 3 million driven by an improvement in combined ratio. Excluding Direct Seguros, adjusted earnings increased by €12 million, reflecting (i) a 0.5 points improvement in combined ratio to 99.4% benefiting from the cost cutting program and (ii) a one-time tax credit. As a result, underlying earnings increased by €9 million to €42 million.

CANADA

Gross revenues increased by 9% to €761 million on a comparable basis. The growth was principally due to increases in premium rates in all lines of business following the hardening of the Canadian market, with the most important increases in Ontario's motor business (+ 28%) and in commercial lines (from + 5% to + 50%).

Adjusted earnings amounted to €37 million, an increase of €21 million on a constant exchange rate basis, mainly as a result of the 4.2 points reduction of the combined ratio to 99.0%. Following the implementation of various underwriting actions and increased premium rates, the loss ratio improved by 1.8 point to 71.7 % despite the difficult situation prevailing in the Ontario motor line. The expense ratio improved by 2.4 points to 27.3 % due to continued general cost containment, to increased 2003 premiums and to the inclusion in 2002 of an €11 million information technology (IT) write-off. Excluding the IT write-off, the combined ratio improved by 2.7 points.

Underlying earnings reached €35 million, up by €22 million on a constant exchange rate.

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IRELAND

Gross written Premium increased by €8 million (+ 1%) to €562 million in 2003 as a result of 2% growth in commercial lines (21% of gross written premiums) while personal lines remained stable. This trend was driven by significant growth in volumes, particularly on personal motor business, mainly due to the strong new business inflow, which have been offset by falling average premiums. Average Motor premiums fell during 2003 following rate reductions (– 10% on 2003 renewals) coupled with improved risk selection.

Adjusted earnings increased by €59 million to €118 million, explained by a significant improvement in the net technical result. This was primarily attributable to a 10.5 points reduction in the loss ratio to 70.4% in 2003 resulting from the lower motor claims frequency and a strong improvement in the profitability of household business due largely to the absence of any significant weather catastrophes in the current year, together with favorable movement in prior year claim reserves. The expense ratio remained stable reflecting tight cost control despite reduced average premiums. As a result the combined ratio improved by 10.5 points to 85.1% in 2003.

The net investment result remained stable at €51 million, explained by lower net capital gains and losses (€–4 million) offset by a €4 million increase in investment income reflecting higher assets under management but at a lower yield.

Underlying earnings reached €117 million, up by €62 million.

THE NETHERLANDS

Gross revenues increased by + 3.8% as a result of lower premiums from Agents (€7 million) and an increase (€15 million) in premiums in the Authorized agents portfolio.

Adjusted earnings (excluding Unirobe) increased by €14 million to a €3 million loss. The combined ratio improved by – 7.3 points to 111.5% mainly due to (i) the – 4.2 points improvement of the loss ratio resulting from the positive impact of rate increases and pruning measures partially offset by the negative impact of the new allocation of expenses (i.e transfer of claims handling costs) and (ii) the 3.2 points lower expense ratio mainly as a result of the transfer mentioned above (impact of 2.0 points).

/199

OTHER COUNTRIES

Adjusted earnings were up €73 million to €33 million, mainly attributable to the following countries:

Adjusted Earnings & Net income

	FY	FY	FY
(in euro millions)	2003	2002	2001

Morocco	21	(4)	14
Portugal	11	(4)	2
Austria	0	1	0
Hungary	0	1	2
Switzerland	1	(19)	0
Luxembourg	3	1	2
Turkey	4	1	2
Japan	(18)	(25)	(46)
Hong Kong	7	6	(27)
Singapore	3	3	4

ADJUSTED EARNINGS	33	(40)	(47)

Impact of exceptional operations	–	–	–
Goodwill amortization (Group share)	(4)	(7)	(6)

NET INCOME	28	(47)	(53)

Morocco

Gross written premiums increased by + 9% on a constant exchange rate basis to €155 million mainly as a result of workers' compensation rate increases following a change in local regulation.

Adjusted earnings1 increased from a loss of €4 million to a profit of €21 million driven by realized capital gains. Underlying earnings improved by €1 million as a result of (i) higher dividends received from the equity portfolio, (ii) a 7.3 points improvement of the combined ratio to 104.5% primarily driven by tariff increases in Health and reduced frequency, together with lower average claim costs. These items were partially offset by the booking of a tax provision in relation to a tax litigation.

Portugal

Gross written premiums increased by 1% to €324 million. This growth was driven by the + 3,4% increase in Motor business (56% of total gross written premiums) mainly reflecting the 9.7% rise in new business as a result of the tight monitoring of sales performance.

Adjusted Earnings improved by €15 million to €11 million as 2002 was negatively impacted by strong valuation allowances on equity securities. Underlying earnings increased by €4 million to €13 million, following the 1.4 point improvement in combined ratio (to 99.7%), as a result of a reduction in average claims cost and claims frequency. This improvement was partly offset by the impact of the net deferred tax position of the regulatory decrease in tax rate.

(1) AXA Assurance Maroc is 51% owned by the AXA Group.

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Switzerland

Gross revenues decreased by – 13.5% on a comparable basis, to €87 million due to lower revenues from legal cancellations on the Northern portfolio, portfolio pruning, strict underwriting and interruption of the special lines and international transport business.

Adjusted earnings increased by €20 million to €1.5 million, mainly attributable to the increase in net capital gains of €+11 million and the net technical margin of €+9 million.

Underlying earnings were up by €+10 million to €0.2 million, mainly driven by higher investment income (€+1 million) and an enhancement in the net technical margin (€+9 million), as a result of an improvement of the net combined ratio from 111.8% to 102.4%.

Japan

Gross written premiums increased by 37% compared to 2002 on a constant exchange rate basis to €94 million, mainly driven by motor business growth (+50%, 83% of revenues). This performance was notably achieved thanks to an extensive use of direct media (especially Internet) and partially offset by the contraction of the personal accident portfolio.

Adjusted Earnings improved by €7 million compared to 2002 to €–18 million (€+5 million on constant exchange rate), driven by the enhancement of the combined ratio from 145.5% to 127.2%. This evolution reflected the 12.6 points improvement of the loss ratio, which was impacted positively by one-off recoveries on motor bodily injury claims in 2003. The expense ratio improved to 67.5% as a result of (i) the scale effect attributable to a motor portfolio increase and (ii) savings on personnel costs, communication and IT projects.

Turkey

Adjusted and underlying earnings reached €4 million from €1 million last year, driven by an improvement in the combined ratio from 104.7% to 101.1% attributable to cost-cutting efforts and tighter management of insurance recoveries.

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International Insurance Segment

The following table present the gross premiums and net income for the International Insurance Segment for the periods indicated:

Consolidated Gross Revenues (a)

		FY 2002		FY 2001
	FY	Pro	As	Pro	As
(in euro millions)	2003	forma (b)	published	forma (c)	published

AXA RE	1,918	3,609	3,513	3,633	3,573
AXA Corporate Solutions Assurance	1,571	1,654	1,762	1,616	1,704
AXA Cession	87	100	100	30	30
AXA Assistance	482	465	465	434	434
Other	23	43	31	53	10

TOTAL	4,081	5,872	5,872	5,767	5,751

Intercompany transactions	(109)	(110)	(110)	(73)	(73)

Contribution to consolidated gross revenues	3,972	5,762	5,762	5,695	5,678

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	(i) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Assurance US from AXA Corporate Solutions Assurance to AXA RE.
(c)	(i) Discontinued business transferred from Property & Casualty segment.
(ii) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.

(iii) Transfer of AXA Corporate Solutions Assurance US from AXA Corporate Solutions Assurance to AXA RE.

Adjusted Earnings & Net Income

	FY 2002			FY 2001
	FY	Pro	As	Pro	As
(in euro millions)	2003	forma (a)	published	forma (b)	published

AXA RE	146	(27)	(14)	(258)	(266)
AXA Corporate Solutions Assurance	(5)	(121)	(123)	(99)	(92)
AXA Cession	16	(4)	(4)	8	8
AXA Assistance	14	1	1	13	13
Other	(25)	2	(8	(61)	(41)

ADJUSTED EARNINGS	147	(149)	(149)	(398)	(378)

Impact of exceptional operations	–	–	–	–	–
Goodwill amortization (Group share)	(5)	(27)	(27)	(8)	(8)

NET INCOME	142	(176)	(176)	(406)	(386)

(a)	(i) Run off entities transferred from AXA Corporate Solution Assurance to other transnational activities.
	(ii)	Transfer of AXA Corporate Solutions Assurances US from AXA Corporate Solution Assurance to AXA RE.
(b)	(i) Discontinued business transferred from Property & Casualty segment.
	(ii)	Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.

(iii) Transfer of AXA Corporate Solutions Assurance US from AXA Corporate Solutions Assurance to AXA RE.

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AXA RE

AXA RE (a)

	FY	FY 2002
(in euro millions)	2003	Pro forma(b)	As published

Gross written premiums	1,918	3,603	3,507
Fees, commissions and other revenues	0	6	6

Gross revenues	1,918	3,609	3,513

Change in unearned premium reserves	558	(3)	(37)
Net investment result	236	273	265

Total revenues	2,712	3,879	3,742

Insurance benefits and claims, net of reinsurance ceded	(2,307)	(3,630)	(3,519)
Insurance acquisition expenses	(122)	(178)	(170)
Administrative expenses	(111)	(130)	(116)

Operating Income	171	(60)	(64)

Income tax expense / benefit	(18)	43	59
Equity in income (loss) of unconsolidated entities	0	(1)	(1)
Minority interests	(7)	(9)	(9)

ADJUSTED EARNINGS	146	(27)	(14)

(a)	Before intercompany transactions.
(b)	(i) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE.
	AXA RE

	FY	FY 2002
(in euro millions)	2003	Pro forma(d) (e)	As published

Earned premiums (gross)	2,476	3,600	3,471
Attritional current year loss ratio (a) (b)	69.8%	71.1%	72.3%
Attritional all accident year loss ratio (a) (b)	75.1%	74.1%	75.3%
Loss ratio (a) (c)	91.1%	101.2%	102.1%

Net technical result (excluding fees)	169	(30)	(49)

Expense ratio	12.3%	13.0%	12.2%
Net investment results	236	273	265

Operating Income	171	(60)	(64)

(a)	Net of ceded reinsurance (cession and retrocession).
(b)	Attritional data exclude (i) major losses in claims charge and (ii) covers'cost in ceded premiums.
(c)	(Attritional claims charge and major losses cost on all accident years) divided by (net earned premiums, net of all reinsurance costs including covers).
(d)	Pro forma on the attritional ratios take into account (i) the transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE, (ii) the creation of a specific account to track premium revisions on prior years, and (iii) a refined allocation of prior years results from reinsurance between premiums and claims impacts.

(e)	Pro forma on the loss ratio and the expense ratio takes into account a methodological change in the allocation of prior results from reinsurance between premiums and claims impacts.

/203

Gross revenues strongly decreased by – 18% on a comparable basis down to €+1,918 million, in line with the strategic repositioning of the company. This evolution was mainly driven by lower current year Property & Casualty net written premiums (83% of reinsurance activity) which decreased by – 27% on a comparable basis, including a – 42% decrease on proportional business at €393 million, in line with AXA Re’s stringent underwriting policy aiming at (i) reducing the portfolio risk exposure whilst (ii) focusing the Property & Casualty portfolio on the highest profitability businesses, such as Property Cat.

The net technical result (excluding fees) increased by €+198 million to €+169 million in 2003, mainly explained by the following:

  the Property & Casualty net attritional current year loss ratio improved by –7.5 points to 61.9% on a comparable basis1, however not fully offsetting the volume impact due to lower earned premiums; the Property & Casualty net attritional margin on current accident year thus decreased by €–121 million on a comparable basis;
  the cost of cover programs decreased by €+127 million to €–301 million, resulting from the reshaping of the protection structure in line with the change in underwriting policy leading notably to a reduced portfolio risk exposure.
  2003 major losses cost decreased by €+25 million, at €–50 million.
  the technical result on prior years improved by €+275 million, mainly due to the fact that 2002 accounted for (i) unfavorable development of claims of which the September 2001 events claim (€–143 million net of reinsurance and gross of tax) and (ii) adverse developments following an extensive reserving review performed in 2002;
  Life net technical result significantly decreased by €-108 million mainly reflecting the impact of a change in underlying assumptions.

Thus the improvement in the overall (Property & Casualty and Life) attritional current year ratio was limited to 1.3 point at 69.8%.

Overall, the claims ratio for all accident years (net of reinsurance) improved by – 10.2 points to 91.1% in 2003. Excluding the September 11th terrorist attacks, this improvement would be – 4.8 points.

General expenses decreased by €+75 million to €–233 million, essentially driven by a €+56 million reduction in acquisition expenses.

As a result, the net combined ratio (including Life) improved by – 10.7 points to 103.4%. The Non-Life combined ratio improved by 17.9 points to + 98.2%.

Net investment result decreased by €-37 million to €+236 million in 2003, mainly explained by a €–35 million decrease in net capital gains corresponding to (i) a €–65 million decrease in exchange rate result which favorably impacted 2002 accounts and (ii) a €+30 million increase in net capital gains, including an allowance for equity impairments of €–10 million in 2003.

Income tax expense amounted to €-18 million in 2003, or a €–61 million additional charge as compared to 2002, resulting from a higher taxable income.

Adjusted earnings increased by €+173 million to €+146 million. The increase was mainly due to an improvement in the combined ratio, partly offset by (i) a €-37 million decrease in the net investment result and (ii) a €–61 million increase in income tax expense.

Excluding the cost of September 11th terrorist attacks and net realized capital gains and losses, underlying earnings amounted to €+108 million in 2003 as compared to €+5 million in 2002.

(1)	Restatements compared to figures published in 2002 are due to a refined allocation of earned premiums between current and prior years, minor accounting impacts due to the separation of AXA Corporate Solutions into two separate segments (AXA RE and AXA Corporate Solutions Assurance), and the entrance of ACS Insurance Company in the AXA RE scope in 2003.

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AXA CORPORATE SOLUTIONS

AXA Corporate Solutions Assurance(a)

	FY	FY 2002
(in euro millions)	2003	Pro forma(b)	As published

Gross written premiums	1,556	1,643	1,741
Fees, commissions and other revenues	15	11	22

Gross revenues	1,571	1,654	1,762

Change in unearned premium reserves	8	(60)	(23)
Net investment result	42	21	43

Total revenues	1,620	1,615	1,783

Insurance benefits and claims, net of reinsurance ceded	(1,418)	(1,535)	(1,650)
Insurance acquisition expenses	(100)	(112)	(123)
Administrative expenses	(96)	(92)	(119)

Operating Income	6	(123)	(109)

Income tax expense / benefit	(11)	1	(16)
Equity in income (loss) of unconsolidated entities	0	0	0
Minority interests	0	2	2

ADJUSTED EARNINGS	(5)	(121)	(123)

(a)	Before intercompany transactions.
(b)	(i) Run off entities transferred from AXA Corporate Solution Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solution Assurance to AXA RE.

AXA Corporate Solutions Assurance

	FY		FY 2002
(in euro millions)	2003	Pro forma(b)	As published

Earned premiums (gross)	1,563	1,583	1,718
Attritional current year loss ratio (a) (b)	–	–	76.5%
Attritional all accident year loss ratio (a) (b)	–	–	74.5%
Loss ratio (a) (c)	–	–	93.4%
Current accident year loss ratio (net) (e)	90.2%	99.4%	–
All accident year loss ratio (net)	89.9%	96.3%	–

Net technical result (excluding fees)	145	48	68

Expense ratio (f)	12.4%	12.8%	23.8%
Net investment results	42	21	43

Operating Income	6	(123)	(109)

(a)	Net of ceded reinsurance (cession and retrocession).
(b)	Attritional data exclude (i) major losses in claims charge and (ii) covers'cost in ceded premiums.
(c)	(Attritional claims charge and major losses cost on all accident years) divided by (net earned premiums).
(d)	(i) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE.
(e)	Current accident year claims charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).
(f)	2002 as published expense ratio was based on net of reinsurance earned premiums, whereas 2003 and pro forma 2002 expense ratios are based on gross earned revenues.

/205

Gross revenues decreased by – 4% on a comparable basis down to €1,571 million, as strong rate increases and new business, particularly on French lines (Property + 23%, Casualty + 24%), were offset by lower premiums in Aviation

(– 38%) as well as reduced exposure to selected business lines and the reshuffling of the UK portfolio especially in Property (– 60%) and Casualty (– 33%).

The net technical result on current accident year improved by €152 million to €147 million, mainly due to strict underwriting policies applied throughout all branches, the restructuring of the UK portfolio and a lower claims charge for large losses (€+63 million). Accordingly, the current accident year loss ratio improved by 10.2 points at 90.2%.

The net technical result on previous accident years, €14 million, decreased by €–50 million, as 2002 had been positively impacted by the review of file by file cases.

Accordingly, the net technical result (including fees) increased by €101 million to €160 million with a 6.4 points improvement in the claim ratio for all accident years (net of reinsurance) to 89.9%.

General expenses decreased by €8 million to €196 million driven by lower acquisition expenses.

As a result, the net combined ratio improved by 6.8 points at 102.3%.

Net investment result increased by €20 million to €42 million, including realized gains on the sale of the Crédit Lyonnais shares in 2003 (€38 million), but was still impacted by impairment valuation allowances for €–68 million on equity securities (as compared to €–88 million in 2002). Investment income remained stable.

Income tax expenses were €–11 million, as compared to a €1 million tax benefit in 2002, in line with the result improvement partly offset by the recognition of a deferred tax asset in the UK (€+10 million) consistently with improved profit prospects.

Adjusted earnings increased by €116 million to €–5 million mainly as a result of the strong improvement of the net combined ratio and despite a still significant level of impairment valuation allowances.

Underlying earnings increased by €104 million to €+31 million, benefiting also from a strong improvement in the net combined ratio.

AXA CESSIONS

AXA Cessions adjusted earnings increased by €20 million to €16 million, as 2002 was negatively impacted by risk reserves strengthening. This was partly offset by lower positive reserve development.

AXA ASSISTANCE

Underlying earnings increased by €8 million to €16 million in 2003, explained by (i) non-recurring 2002 significant bad debt provisions, and (ii) the improvement of technical margins. Adjusted earnings improved by €13 million to € 14 million due to the same factors and to foreign exchange losses in 2002.

OTHER

Adjusted earnings decreased by €–17 million to €–25 million, mainly due to lower investment result (€–48 million before tax) due to both the decrease of the volumes of reserves of the entities in run-off, and several non-recurring capital gains in 2002, partly offset by lower reserves strengthening.

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Asset Management Segment

The asset management segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues and the net income for the Asset Management Segment for the periods indicated:

Consolidated Gross Revenues

	FY	FY	FY
(in euro millions)	2003	2002	2001

Alliance Capital	2,416	2,903	3,347
AXA Investment Managers	783	820	696
National Mutual Funds Management	0	0	57

TOTAL	3,199	3,724	4,100

Intercompany transactions	(277)	(313)	(370)

Contribution to consolidated gross revenues	2,922	3,411	3,730

Adjusted Earnings & Net Income

	FY	FY	FY
(in euro millions)	2003	2002	2001

Alliance Capital	72	195	273
AXA Investment Managers	76	63	58
National Mutual Funds Management	0	0	15

ADJUSTED EARNINGS	148	258	346

Impact of exceptional operations	0	148	0
Goodwill amortization (group share)	(172)	(188)	(193)

NET INCOME	(24)	218	153

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ALLIANCE CAPITAL

Asset Management Operations - Alliance Capital

	FY	FY	FY
(in euro millions)	2003	2002	2001

Fees, commissions and other revenues	2,416	2,903	3,347

Gross revenues	2,416	2,903	3,347

Net investment result	(41)	(53)	(55)

Total revenues	2,375	2,850	3,292

Administrative expenses	(2,100)	(2,236)	(2,470)

Operating Income	275	614	822

Income tax expense	(62)	(102)	(132)
Minority interests	(141)	(317)	(417)

ADJUSTED EARNINGS	72	195	273

Average exchange rate : 1,00 € =	$ 1.13	0.95	0.89

Assets under Management (“AUM”) were up by €7 billion to €376 billion at December 31, 2003 when compared to December 31, 2002 driven by positive market impact (€71 billion) and net new money (€7 billion) partially offset by adverse exchange rate impact (€–71 billion). On a constant exchange rate the AUM increased by 23%. Net inflows totaled €7 billion and were attributable to net new money of €9 billion, €4 billion and €–6 billion for Institutional, Private Client and Retail sectors, respectively. Retail outflows were predominantly coming from cash management products (€–4 billion).

Fees, commissions and other revenues were down €487 million as compared to 2002, or €–12 million on a constant exchange rate basis (– 0.4%), due to lower institutional research fees and distribution revenues, partially offset by higher performance fees from strong investment returns. Institutional research services fees decreased by 9% due to lower NYSE transaction volumes and pricing pressures.

Administrative expenses decreased by €136 million, or an increase of €277 million on a constant exchange rate basis, mainly driven by a €291 million charges for legal proceedings and mutual fund investigation settlement matters (net of incentive compensation and state tax) recorded at the end of September and December 2003 (€243 million at current exchange rate), partially offset by lower promotion expenses.

Operating Income decreased by €339 million, or €285 million on a constant exchange rate basis, as a result of the charge for legal proceedings and mutual fund matters. As a result, the operating cost income ratio increased by 12.7 points from 70.8% in 2002 to 83.5% in 2003. Excluding the charge for legal proceedings and mutual fund matters, the cost income ratio remained flat at 70.9% in 2003.

Adjusted Earnings decreased by €123 million, down €109 million on a constant exchange rate basis (–56%), reflecting the impact net of tax and minority interests of the charge for legal proceedings and mutual fund matters (€–104 million or €–124 million on a constant exchange rate basis).

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AXA INVESTMENT MANAGERS (“AXA IM”)

Asset Management Operations - AXA Investment Managers

	FY	FY	FY
(in euro millions)	2003	2002	2001

Fees, commissions and other revenues	783	820	696

Gross revenues	783	820	696

Net investment result	13	9	12

Total revenues	796	830	708

Administrative expenses	(669)	(716)	(602)

Operating Income	127	114	106

Income tax expense	(36)	(38)	(34)
Minority interests	(15)	(13)	(14)

ADJUSTED EARNINGS	76	63	58

Assets Under Management (“AUM”) were €292 billion as of December 2003, increasing by €24 billion since 2002 closing (+12% on a comparable basis). Positive Net New Money (€+13 billion), mainly driven by Institutional segment, especially structured products and international equities, and market appreciation (€+19 billion) were partially offset by adverse exchange rate impacts (€–8 billion).

Fees, commissions and other revenues, including those earned from AXA insurance companies eliminated in consolidation, reached €783 million, stable on a comparable basis. Excluding fees retro-ceded to distributors, net revenues reached €554 million, + 4% on a comparable basis. Management fees increased by 8% in 2003, stemming from higher average AUM (+ 5% on a comparable basis) and slightly higher average fees (mainly higher Unit Linked fees and higher Institutional weight)), partly offset by lower performance fees (– 24%).

Administrative expenses, excluding commissions paid to third party agents, reached € 448 million, decreasing by € 20 million, or increasing by €6 million on a constant exchange rate basis.

The cost income ratio stood at 79.6% in 2003 improving by 2% compared to 2002, reflecting higher net revenues.

Adjusted and underlying earnings increased by €13 million in 2003 as compared to 2002, or €+20 million on a constant exchange rate basis.

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Other Financial Services Segment

The tables below present the revenues and the net income for the Other Financial Services segment for the periods indicated:

Consolidated Gross Revenues

	FY	FY	FY
(in euro millions)	2003	2002	2001

French banks	142	137	198
German banks	136	133	114
AXA Bank Belgium	551	723	767
Other	37	52	89

TOTAL	866	1,046	1,168

Intercompany transactions	(30)	(26)	(40)

Contribution to consolidated gross revenues	836	1,020	1,128

Adjusted Earnings & Net Income

	FY	FY	FY
(in euro millions)	2003	2002	2001

French banks	(20)	(3)	15
German banks	0	2	(1)
AXA Bank Belgium	68	36	76
Other	78	98	54

ADJUSTED EARNINGS	126	133	144

Impact of exceptional operations	15	0	0
Goodwill amortization (Group share)	(3)	(14)	(47)

NET INCOME	138	119	97

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FRENCH BANKS

AXA Banque adjusted earnings and underlying earnings decreased by €–17 million to €–20 million in 2003 mainly due to the costs linked to the integration of Banque Directe (€24 million before tax).

GERMAN BANKS

Expenses increased by €2 million due to one-off items: €3 million for restructuring provision and €3 million for project costs. This increase was partly offset by improved operating margins leading to a decrease in adjusted and underlying earnings of €2 million down to €0 million.

AXA BANK BELGIUM

Net sales of AXA savings products increased by €+52 million, as the yield curve favored the attractiveness of short-term savings products.

Net sales of loans increased by €820 million due to sustained demand in the context of low interest rates and an increased contribution of the broker’s network.

Adjusted earnings increased by €32 million to €68 million, as compared to 2002 mainly due to higher capital gains (€63 million) of which €+13 million from the sale of Crédit Lyonnais shares, partly offset by the effect of low long-term interest rates on bond portfolio and higher pension costs.

Excluding the capital gain on the sale of Crédit Lyonnais shares, underlying earnings increased by €18 million to € 54 million.

OTHER

Subgroup CFP revenues decreased by – 53% on a comparable basis to €21 million.

CFP revenues (7% of the “Other” revenues) decreased by – 82% in 2003 to €3 million mainly due to lower interest revenues following the debt reduction of CFP’s subsidiaries.

Holding SOFFIM revenues (22% of the “Other” revenues) decreased by – 34% mainly due to lower interests on loans and lower credits granted.

Adjusted earnings decreased by €20 million to €78 million in 2003. Although it had a slightly lower impact than in 2002, run off development of the CFP sub-group remained significantly positive in 2003.

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Holding Company Activities

The Holding Company activities consist of AXA’ s non-operating companies, including mainly AXA Parent Company, AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings and AXA UK Holdings.

Adjusted Earnings & Net Income

	FY	FY	FY
(in euro millions)	2003	2002	2001

AXA, The Company	(225)	(162)	(218)
Other French holding companies	(9)	69	120
Foreign holding companies	(154)	(251)	(220)

ADJUSTED EARNINGS	(388)	(344)	(318)

Impact of exceptional operations	17	87	0
Goodwill amortization (Group share)	0	0	0

NET INCOME	(371)	(257)	(318)

AXA (THE PARENT COMPANY)

Despite lower management expenses, €–10 million, 2003 adjusted earnings decreased by €63 million, mainly as a result of (i) an increase in financial charges by €62 million due in part to a shift from variable rates funding to fixed rates in order to protect future financial charges, and (ii) a decrease in net capital gains by €25 million, partly offset by an increase in dividends received from non-consolidated entities by €+8 million.

OTHER FRENCH HOLDING COMPANIES

The €–78 million decline of Other French Holding is mainly explained by the absence of net realized capital gains in 2003 compared to €+104 million at December 2002 (disposal of the BBVA stake).

FOREIGN HOLDING COMPANIES

AXA FINANCIAL INC.

Adjusted earnings inproved by €27 million in 2003 as compared to 2002, to €–57 million. On a constant exchange rate basis, adjusted earnings increased by €16 million and underlying earnings increased by €14 million due to the execution of interest rate swap contracts, which reduced interest expense compared to 2002.

AXA ASIA PACIFIC HOLDINGS1

Adjusted earnings loss reduced by €12 million to €–5 million compared to last year. This improvement was mainly driven by lower interest expenses, which was the result of favorable currency movements, as well as lower average debt level following the sales of Members Equity and AXA Health Australia.

(1) The AXA Asia Pacific Group is 51.6% owned by AXA.

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AXA UK HOLDINGS

Adjusted earnings decreased by €10 million in 2003, or by €17 million on constant exchange rate, to €–55 million, due to a decrease in the investment result of €20 million, principally as a result of higher interest expenses to fund additional capital invested in its main UK subsidiaries, partially offset by €9 million release of provision related to GRE 1999 acquisition.

OTHER FOREIGN HOLDING COMPANIES

German Holding companies: Adjusted earnings improved by €69 million to a loss of €–18 million in 2003 due to (i) higher capital gains for €14 million mainly explained by the sale of Colonia Ré JV, the Joint Venture with General Re (€+10million), (ii) lower valuation allowances (€+5million), (iii) higher dividends (€+7 million) and increased interest revenues (€+2 million), (iv) lower interest expenses (€+9 million). In addition, tax charges were lower by €35 million mainly as a result of a deferred tax asset impairment recorded in 2002 (€–29 million) due to the change in fiscal regime regarding the use of tax credits on dividends received. Underlying earnings increased by €+49 million to €–30 million.

Belgium Holding companies. Adjusted earnings decreased by €11million as 2002 was impacted by non-recurring elements, mainly for €8 million by a tax settlement and the reversal of depreciation on real estate investments.

Perspectives

The economic recovery, mainly in the US with positive signs in Europe and to a lesser extent in Japan, should enhance Life and Savings growth potential. This, combined with improving levels of assets under management as well as policyholders returning progressively to equity linked products should benefit Life and Savings and Asset Management earnings in 2004.

In Property and Casualty and International Insurance, a continued strict underwriting coupled with moderate rate increases in most territories and further efficiency gains should foster a continuation of the trend of improved technical results, barring any major catastrophic losses. On this basis, the Property & Casualty combined ratio target has been reset to range of 98% to 102% depending on the cycle.

An increasing focus on organic growth coupled with a close monitoring of our general expenses and renewed attention on operating efficiency should enable the Group to maintain the positive trend experienced in 2003.

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Glossary

COMPARABLE BASIS

On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period of prior year (constant exchange rate basis) and eliminated the results of acquisitions, disposals and business transfer (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

ADJUSTED EARNINGS

Adjusted earnings represent the net income (group share) before the impact of exceptional operations and amortization of goodwill.

Adjusted earnings per share (adjusted EPS) represents the AXA’s consolidated net income before the impact of exceptional operations and amortization of goodwill, divided by the weighted average number of outstanding ordinary shares.

Adjusted earnings per share diluted (adjusted EPS diluted) represents the AXA’s consolidated net income before the impact of exceptional operations and amortization of goodwill, divided by the weighted average number of outstanding ordinary shares, on a diluted basis (that is to say including the potential impact of all outstanding stock options, that are not anti-dilutive, being exercised, and conversion of existing convertible debt into shares, if their impact is not anti-dilutive).

UNDERLYING EARNINGS

Underlying earnings correspond to adjusted earnings excluding (i) net realized capital gains attributable to shareholders and (ii) the impact of September 11th, 2001 terrorist attacks.

LIFE & SAVINGS MARGIN ANALYSIS

Even though the presentation of Margin Analysis is not the same as the Statement of Income, it is based on the same GAAP measures as used to prepare the Statement on Income in accordance with French GAAP. As a result, the operating income under Margin Analysis is equal to that reported in AXA’s Statement of Income for the segment. There are certain material differences between the detailed line-by-line presentation in the Statement of Income and the components of Margin Analysis as set out below.

(i)	Gross premiums (net of deposits), fees and other revenues are allocated in the Margin Analysis based on the nature of the revenue between “Fees and Revenues” and “Net Technical Margin”.
(ii)	Policyholders’ interest in participating insurance contracts is reflected as a change in insurance benefits in the Statement of Income. In the Margin Analysis, it is allocated to the related margin, that is, primarily, the “Investment Margin” and the “Net Technical Margin”.

(iii) The “Investment margin” represents the net investment result in the Statement of Income and is adjusted to take into account the policyholders’ participation (see above) and to exclude the loading on (or contractual charges included in) unit-linked business, which are included in “Fees and Revenues”.

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Investment margin includes the following items:

(i)	Net investment income,
(ii)	Realized capital gains & losses,
(iii)	Valuation allowance & release in respect of impaired invested assets,
(iv)	Interests and bonuses credited to policyholders and unallocated policyholder bonuses, relating to the net investment result.

Fees & Revenues include:

(i)	Revenues derived from mutual fund sales (which are part of consolidated revenues),
(ii)	Loading charged to policyholders on premiums and on funds under management for separate accounts (unit-linked) business,
(iii)

Loading on (or contractual charges included in) premiums received on all non unit-linked product lines (Life, Investment & Savings and Health), (iv) Other fee revenues, e.g., fees received on financial planning, sales of third party products.

Net Technical result is the sum of the following components:

(i)	Mortality/morbidity margin: The amount charged to the policyholder in respect of mortality/morbidity for the related period less benefit claims. It is equal to the difference between income for assuming risk and the actual cost of benefits, including changes in valuation assumptions and additional reserves for mortality risk. This margin does not include the claims handling costs and change in claims handling cost reserves,
(ii)	Surrender margin: The difference between the benefit reserve and the surrender value paid to the policyholder in the event of early contract termination,
(iii)	Policyholder bonuses: If the policyholder participates in the risk margin and the expenses of the company, (iv) Ceded reinsurance result.

Expenses are:

(i)	Acquisition expenses, including commissions and general expenses allocated to new business, related to insurance products as well as to other activities (e.g., mutual fund sales),
(ii)	Deferred Acquisition Costs (DAC): capitalization of acquisition expenses linked to new business, net of the corresponding Unearned Revenue Reserve (URR),
(iii)	DAC: amortization of acquisition expenses on current year and prior years new business. This amortization also includes the impact of interest capitalized and is net of the corresponding change in URR in the period,
(iv)	VBI: amortization of Value of Purchased Life Business In-force,
(v)	Administrative expenses.

Operating income corresponds to the income derived from operations, before tax, minority interest, and goodwill amortization.

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LIFE & SAVINGS EXPENSE RATIO

Three types of expense ratio are calculated:

(i)	Ratio of gross operating expenses to total gross insurance reserves: gross operating expenses / total gross insurance reserves, where:
–	Gross operating expenses are total expenses excluding (1) expenses related to mutual fund business (mainly fees paid to the sales force), (2) deferral or amortization of Deferred Acquisition Costs (DAC), and (3) amortization of Value of purchased Life Business In-force (VBI); they include capitalization and amortization of software expenses,

	–	Gross insurance reserves are total insurance liabilities, gross of reinsurance, including benefit and claims reserves, unearned premiums reserves, and separate account liabilities.
(ii)	Underlying cost income ratio: expenses / “underlying” operating margin, where:
–	Expenses are total expenses, excluding expenses related to mutual fund business (mainly fees paid to the sales force) net of Participating Benefits, gross of deferral and amortization of Deferred Acquisition Costs (DAC) and gross of amortization of Value of purchased Life Business In-force (VBI),

–	“Underlying” operating margin is the sum of (i) Investment margin excluding net capital gains / losses attributable to shareholders; (ii) Fees and revenues, and (iii) Net technical margin (items as defined in the Margin Analysis).

PROPERTY & CASUALTY (INCLUDING AXA CORPORATE SOLUTIONS ASSURANCE)

Net investment result includes the following items:

(i)	Net investment income,
(ii)	Realized capital gains & losses,
(iii)	Valuation allowances & release in respect of impaired invested assets.

Net technical result is the sum of the following components:

(i)	Earned premiums, gross of reinsurance,
(ii)	Claims charges, gross of reinsurance,
(iii)	Change in claims reserves, including claims handling costs reserves and equalization reserves, gross of reinsurance,
(iv)	Claims handling costs,
(v)	Net result of ceded reinsurance.

Expense ratio is the ratio of:

(i)	Expenses (excluding claims handling costs but including non recurring expenses), to
(ii)	Earned premiums, gross of reinsurance.

Current accident year loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	(current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year), to
(ii)	Earned premiums, gross of reinsurance.

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All accidents year loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	(all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years), to
(ii)	Earned premiums, gross of reinsurance.

The combined ratio is the sum of (i) the expense ratio and (ii) the loss ratio (all accident years).

AXA RE

Covers are specific reinsurance treaties, bought to protect all or a portion of the company’s portfolio against major losses. If such losses do not occur over the insured period, a profit commission (or “no-claim bonus”) is paid to the ceding company. In general, the cost of a cover is accrued (or by extension “earned”) ratably over the treaty period. Major losses are defined as any event whose net ultimate cost is greater than $50 million; the Net “Ultimate” Cost is the result of the claim cost (net of reinsurance) minus the reinstatement premiums (net of reinsurance).

Net technical margin includes:

(i)	Earned premiums, net of reinsurance (cession / retrocession and covers),
(ii)	Claims charge all accident years, net of reinsurance, including major losses,
(iii)	Commissions (fixed commissions, sliding scale commissions as well as profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies, (iv) Claims handling costs

.

Net attritional margin on current accident year includes the following elements:

(i)	Earned premiums, net of cession / retrocession (reinsurance ceded excluding covers),
(ii)	Current year claims charge (excluding major losses), net of cession / retrocession,
(iii)	Commissions (fixed commissions, sliding scale commissions and profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies, excluding commissions related to covers, (iv) Claims handling costs.

ASSET MANAGEMENT

Net New Money: Inflows of client money less outflows of client money. Net New Money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Operating Cost Income Ratio: operating expenses over net revenues (including performance fees).

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CONSOLIDATED BALANCE SHEET	220
CONSOLIDATED STATEMENT OF INCOME	222
NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS	223
01. Year 2003 operating highlights	223
02. Events subsequent to December 31, 2003	225
03. Accounting policies and consolidation method	225
04. Scope of consolidation	237
05. Total asset by segment	243
06. Goodwill	244
07. Value of purchase life insurance business in force	250
08. Investments	251
09. Separate account (unit-linked) assets	257
10. Assets from the banking sector and other activities	257
11. Investments in affiliated companies (equity method)	258
12. Receivables and payables from insurance and reinsurance activities	260
13. Cash and cash equivalents	260
14. Deferred acquisition costs	261
15. Shareholder’s equity	262
16. Minority interests	263
17. Other equity	263
18. Subordinated debt	264
19. Insurance liabilities	265
20. Provisions for risks and charges	267
21. Tax	273
22. Non-subordinated debts instruments issued	275
23. Amounts owed to credit institutions	277
24. Segment information and technical results	278
25. Net investment result	285
26. Reinsurance	286
27. Operating charges	287
28. Net income per ordinary share	289
29. Financial instruments	290
30. Off balance sheet commitments	293
31. Special purposes vehicles	296
32. Related party transactions	297
33. Consolidated statement of cash-flows	298
34. Dividend restrictions and minimum capital requirements	299
35. Condensed consolidated U.S. GAAP financial statements	299
REPORT OF INDEPENDENT AUDITORS
ON THE CONSOLIDATED FINANCIAL STATEMENTS	300

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Consolidated balance sheet

Assets

		At December 31,
Notes	(in euro millions)	2003	2002	2001

6	Goodwill	12,874	14,407	15,879

7	Value of purchased life business inforce	2,814	3,224	3,739
	Other intangible assets	556	701	396
	Total other intangible assets	3,370	3,925	4,135

	Real estate	11,727	12,714	13,409
	Investments in participating interests	2,797	3,784	3,828
	Fixed maturities	147,811	147,750	143,527
	Equity investments	61,823	57,303	64,537
	Mortgage, policy and other loans	17,009	18,265	22,907
8	Total investments from insurance activities	241,167	239,816	248,208

9	Separate account (unit-linked) assets	101,002	90,458	115,723

10	Total investments from non-insurance activities	8,100	9,024	10,355

11	Investment in affiliated companies (equity method)	1,254	2,093	1,570

	Reinsurers’ share of insurance liabilities	8,470	9,910	11,591
	Reinsurers’ share of separate accounts (unit-linked) liabilities	19	20	28
19	Reinsurers’ share of insurance liabilities	8,489	9,930	11,619

12	Receivables from insurance and reinsurance activities	11,680	14,003	15,571

	Receivables (bank customers)	8,817	7,889	7,130
	Receivables (other)	3,973	3,477	4,303
	Receivables from non-insurance activities	12,790	11,367	11,433

13	Cash and cash equivalents	19,428	17,592	17,646

	Tangible assets	1,243	1,239	1,944
	Other tangible assets	7,680	7,241	7,493
	Other assets	8,922	8,480	9,437

14	Deferred acquisition costs	10,993	10,965	10,917
	Other prepayments and deferred charges	9,163	12,599	13,106
	Prepayments and accrued income	20,156	23,563	24,023

5	TOTAL ASSETS	449,233	444,657	485,599

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Liabilities

		At December 31,
Notes	(in euro millions)	2003	2002	2001

	Ordinary shares	4,072	4,035	3,971
	Capital in excess of nominal value	13,984	13,824	13,627
	Retained earnings brought forward	4,340	4,902	6,662
	Net income for the financial year	1,005	949	520
15	Shareholders’ equity	23,401	23,711	24,780

	Minority interests’ share in retained earnings brought forward	2,226	2,444	3,024
	Minority interests’ share in net income for the financial year	243	368	385
16	Minority interests	2,469	2,812	3,409

	Total minority interests and shareholders’ equity	25,870	26,523	28,189

17	Mandatorily convertible bonds and notes	–	–	–

18	Subordinated debt	8,453	8,300	8,867

19	Insurance liabilities, gross of reinsurance	259,532	263,172	272,125

19	Separate account (unit-linked) liabilities, gross of reinsurance	101,069	90,011	115,305

20	Provisions for risks and charges	6,918	9,775	10,553

12	Payables arising from insurance and reinsurance activities	8,312	8,299	8,806

	Payables (bank customers)	11,563	10,656	9,985
	Payables (other)	15,727	15,656	16,556
	Payables arising from non-insurance activities	27,290	26,313	26,541

22	Non-subordinated debt instruments issued	5,156	4,682	6,140

23	Amounts owed to credit institutions	3,851	5,018	6,609

	Accrued expenses	2,784	2,564	2,464

	TOTAL LIABILITIES, MINORITY INTERESTS
	AND SHAREHOLDERS’ EQUITY	449,233	444,657	485,599

Off Balance Sheet Commitments

		At December 31,
Notes	(in euro millions)	2003	2002	2001

30	Other commitments received
	– Insurance activities	4,684	4,773	3,450
	– Banking activities	10,121	7,873	7,176
	– Other activities	6,298	5,693	4,640
	Total	21,103	18,338	15,267

30	Other commitments given
	– Insurance activities	6,563	4,643	3,471
	– Banking activities	8,419	9,848	9,837
	– Other activities	2,741	1,635	2,269
	Total	17,723	16,126	15,577

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Consolidated statement of income

		Years ended December 31,
Notes	(in euro millions, except per ordinary share amounts)	2003	2002	2001

	Gross written premiums	67,306	69,723	69,471
	Revenues from banking activities	820	1,012	1,127
	Other revenues	3,503	3,992	4,234

24	Gross Premiums and Financial Services Revenues	71,628	74,727	74,832

	Change in unearned premium reserves	320	(382)	(355)
25	Net investment result (a)	26,935	(8,713)	(1,244)

	Total Revenues	98,883	65,632	73,233

	Insurance benefits and claims (a)	(81,317)	(47,922)	(56,668)
26	Reinsurance ceded, net	(1,113)	(523)	1,163
27	Insurance acquisition expenses	(5,798)	(5,891)	(6,394)
	Bank operating expenses	(502)	(600)	(838)
27	Administrative expenses	(7,567)	(8,098)	(8,775)

	Income before income tax expense	2,587	2,597	1,721

21	Income tax expense	(536)	(426)	(45)

	Net Income	2,051	2,171	1,676

11	Equity in income from affiliated entities	41	23	17
06	Goodwill amortization, net	(844)	(877)	(788)
	Minority interests	(243)	(368)	(385)

	NET INCOME GROUP SHARE	1,005	949	520

28	Net Income per ordinary share (basic) (b)	0.57	0.55	0.30
28	Net Income per ordinary share (diluted) (b)	0.56	0.55	0.32

	Impact of exceptional operations (d)	148	235	–
	Goodwill amortization (group share)	(593)	(643)	(681)

	ADJUSTED EARNINGS, GROUP SHARE (c)	1,450	1,357	1,201

28	Adjusted earnings per ordinary share (basic) (b)	0.82	0.78	0.70
28	Adjusted earnings per ordinary share (diluted) (b)	0.81	0.78	0.70

(a)	For the periods ended December 31, 2003, 2002, and 2001, the change in fair value of separate accounts had impacted the net investment result for respectively €+14,949 million, €–17,576 million and €–11,613 million and benefits and claims respectively.

(b)	Per ordinary share data are restated for the effect of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(c)	Adjusted earnings represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or US GAAP.

(d)	The exceptional operations included: In 2003:
	–	Capital gains on disposals of group subsidiaries in Austria and Hungary (€ 37 million), the sale of Auxifina by AXA Bank Belgium (€15 million) and the sale of Members Equity in Australia (€ 12 million).
	–	A non-recurrent gain of € 66 million in the USA (after adjustment for goodwill amortization) following the review of deferred tax liabilities relating to periods prior to AXA’s acquisition of The Equitable, Inc. The review led to an exceptional € 106 million write-off of goodwill recognized at the time of the buyout of minorities in AXA Financial in 2000.
	–	A non-recurrent gain of € 19 million at the German holding company (after adjustment for goodwill amortization) following the release of a provision booked when the Group acquired German activities in 1997, which had become unnecessary

In 2002:
	–	The capital gain realised on the sale of AXA Australia Health activities (National Mutual Health Insurance; €87 million).
	–	An exceptional profit of € 148 million at Alliance Capital due to the partial release (€ 277 million) of the provision booked in 2000 to offset the dilution gain recorded when acquiring Sanford C. Bernstein Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital from the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put options. This operation generated € 122 million of additional goodwill, which was amortized in full during the year (€ 129 million).

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Note to the Consolidated Financial Statements

Preliminary warning: in the present notes, “the Company” denotes the holding company, the Group and its entities identified by the name AXA.

1. Year 2003 Operating Highlights

The Company is a holding company for AXA, an international group of companies offering financial protection products and services. AXA operates principally in Western Europe, North America and Asia-Pacific. In AXA’s annual report and financial statements, the segmental analysis is based on five types of activities: “Life & Savings”, “Property & Casualty”, “International Insurance” (including reinsurance) and “Other Financial Services”. An additional “Holdings” segment includes all non-operational activities.

1.1. SIGNIFICANT ACQUISITIONS AND DISPOSALS

ACQUISITIONS

No significant acquisitions took place in 2003.

DISPOSALS

In Australia, AXA Asia Pacific Holdings completed the disposal of its 50% stake in Members’ Equity Pty Ltd to Industry Funds Services on January 8, 2003. The Group’s share of the resulting capital gain was €12 million net Group share, based on a disposal price of €53 million.

In Austria, AXA announced on December 18, 2002 the results of its discussions with UNIQA Versicherung AG – Austria’s number one life insurer and number four Property & Casualty insurer – concerning the sale of its Austrian assets. The deal was signed in December 2002 and completed on June 4, 2003. The Group’s share of the capital gain was € 37 million net Group share.

AXA Bank Belgium sold its consumer credit subsidiary Auxifina, which had a different customer base to its banking business. The group’s share of the capital gain booked in 2003 was €15 million net Group share.

In Germany, on July 1, AXA sold its 49.9% stake in Colonia Re JV to General Re. The agreement ended the successful German joint venture with General Re lasting more than eight years. This move was in line with AXA’s strategy of refocusing on core businesses in Germany. The disposal price was €701 million, and the group’s share of the resulting capital gain was €11 million net Group share.

1.2. CAPITAL AND FINANCING OPERATIONS

CAPITAL INCREASE

The AXA Group has for several years offered its employees, inside and outside France, the opportunity to purchase its shares through share issues reserved for employees. In 2003, employees invested €188 million (€13 million in July and €175 million in December). In 2003, this resulted in the issue of 15.1 million additional shares, bringing the total number of shares in issue to 1,778 million at December 31, 2003. At the same date, employees held almost 4.8% of AXA’s outstanding share capital as compared to 4% at December 31, 2002.

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FINANCING OPERATIONS

Issue of subordinated fixed-rate notes with early redemption option

On May 7, 2003, as part of its €5 billion Euro Medium Term Note (or EMTN) program, AXA issued $500 million of perpetual subordinated fixed-rate notes with an early redemption option. The notes were issued at par, and bear interest at 7.10% per year, payable quarterly. The Company has the option, under certain circumstances, to redeem these notes at par on November 7, 2008 at the earliest, or before this date for fiscal reasons or in the event of a change in prudential treatment.

In the second half of 2003, AXA carried out a €500 million private placing as part of its EMTN program. These perpetual subordinated notes will be used to help refinance debts maturing in 2004 and 2005. The placing benefited from exceptional market conditions and improved AXA’s liquidity by increasing the average maturity of its debt.

Bonds redeemable in shares or cash (ORANs)

The Group decided to finance its planned €1.4 billion acquisition of MONY Group Inc. (a New York-based life insurance company, also known as MONY), by issuing ORAN bonds (bonds redeemable in shares or cash). The ORAN bonds were issued through the exercise of warrants allocated free of charge by AXA to its shareholders.

Shareholders listed on the registers at the close of business on September 19, 2003 were granted one warrant for every share held, resulting in the issue of 1,763,924,947 warrants. For every 16 warrants, holders could subscribe to one ORAN at a price of €12.75. This led to the issue of 110,245,309 ORANs, raising a total of €1,405,627,690. All ORANs will be automatically redeemed through the issue of one AXA ordinary share on the day of the MONY acquisition. If the acquisition does not take place by December 21, 2004 at the latest, the ORANs will be redeemed in cash, at par value plus interest of 2.4% calculated on a prorata basis.

OTHERS

On December 16, 2002, Crédit Agricole S.A. launched a public exchange offer for Crédit Lyonnais. AXA tendered its Crédit Lyonnais shares to this offer, and received cash and Crédit Agricole S.A. shares in return. The capital gain realized on the sale of Crédit Lyonnais shares was €542 million, or €442 million on a net group share basis. All Crédit Agricole S.A. shares received as part of the exchange were sold, allowing AXA to make an additional capital gain of €8 million.

In September 2003, an announcement was made in the USA that the New York State Attorney General and the SEC (Securities and Exchange Commission, the US market regulator) would lead an enquiry into certain business practices of asset management companies, known as ‘market timing’ and ‘late trading’. As part of this enquiry, Alliance Capital announced on September 30, 2003 that it had been contacted by the regulatory authorities, and that it was co-operating fully with them. This led to the signature of an agreement on December 18, 2003 with the two bodies, involving the payment of compensation to shareholders with respect to ‘market timing’ and the introduction of strengthened internal controls. Alliance Capital booked a provision of €292 million ($330 million) in its 2003 accounts, of which the AXA group’s net share was €104 million. In addition, under the agreement, Alliance Capital agreed to reduce its US equity fund fees by 20% for the next five years, with an estimated impact of $70 million on its 2004 revenues.

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2. Events Subsequent to December 31, 2003

On September 17, 2003, AXA announced that the Board of Directors of its US subsidiary AXA Financial Inc. had reached an agreement with the Board of Directors of MONY, a life insurance company based in New York. The agreement approved a combination of the two companies, with AXA Financial acquiring 100% of MONY for $1.5 billion in cash. As per the agreement, Mony’s shareholders will be granted $31 per share held. This deal forms part of the Group’s global strategy, and will enable AXA Financial to add considerably to its distribution network, to expand its product range, to increase assets under management and to gain highly qualified staff and excellent customer relations. The transaction remains subject to approval by MONY’s shareholders, and to the agreement of the local insurance and banking authorities.

On January 2, 2004, AXA completed the divestment of its Dutch insurance brokerage business, Unirobe, through a management buy-out. The price was €126 million, resulting in an estimated capital gain of €105 million.

On January 23, 2004, AXA reached an agreement with BBVA, under which the AXA group will acquire BBVA’s 50% stake in Hilo Direct Seguros y Reaseguros S.A. (“Direct Seguros”). After this transaction, AXA will own 100% of Direct Seguros. The purchase price will be €49 million. The acquisition remains subject to the approval of Spanish insurance industry and competition trust authorities.

In January and February 2004, AXA carried out $375 million of private placings as part of its €5 billion Euro Medium Term Note program.

3.  Accounting Policies and Consolidation Method

3.1. FINANCIAL STATEMENT PRESENTATION

GENERAL PRINCIPLES

AXA, a French “société anonyme” (the “Company” and, together with its consolidated subsidiaries, “AXA” or (‘the Group”), is the holding (Parent) Company for an international financial services group focused on financial protection, insurance and asset management. The list of AXA’s consolidated entities is provided in note 4 of the notes to consolidated financial statements.

AXA’s consolidated financial statements are prepared as at December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its insurance subsidiaries, which have a September 30 financial year-end. Prior to 2001, AXA Asia Pacific Holdings and its subsidiaries also had a financial year ending September 30, however, the financial year-end was changed to December 31 in 2001. Therefore, AXA’s 2001 consolidated financial statements included 15 months of operating results beginning October 1, 2000 for this group of companies.

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Assets and liabilities of subsidiaries denominated in non-euro currencies, being the functional currency of the local subsidiary, were translated into euro using year-end spot foreign exchange rates. Revenues and expenses transacted in foreign currencies were translated into euro using the average exchange rate for the accounting period. The impact of foreign exchange rates is recorded within consolidated shareholders’ equity.

3.2. GENERAL ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in France (referred to as “French GAAP”). French GAAP is based on the:

  French Law of January 3, 1985 and its decree of application regarding consolidation; and
  Regulations issued by the French Accounting Regulations Committee (“Comité de la Réglementation Comptable” or CRC) including the new regulation 2000-05 that became effective on January 1, 2001 and introduced certain new accounting and disclosure principles for preparing and presenting the consolidated financial statements of an insurance company.

3.3. CHANGES IN ACCOUNTING PRINCIPLES

There were no changes in accounting principles adopted in 2003, whose impact was material for the Group.

On December 12, 2002, regulation 02-10 was issued by the French Accounting Regulation Committee “Comité de la réglementation Comptable” or CRC) in respect of depreciation and impairment of assets. In 2003, this regulation came into force following transitional provisions issued by the “Emergency Committee” of the French Standard setter (“Comité d’urgence du Conseil National de la Comptabilité” or CNC), and modified by CRC regulation 03-07 issued on December 12, 2003. In respect of goodwill, AXA already applies this regulation. The methodology used is described in the note 3.5.1 of this section. Due to the AXA’s activities, the other provisions set out by this regulation had no significant impact on AXA’s consolidated financial statements.

Also in 2003, the French standard setter (“Conseil National de la Comptabilité” or CNC) announced the terms for evaluating liabilities relating to pensions and similar benefits in the form of recommendation 2003-R.01 of April 1, 2003. This recommendation did not impact AXA’s consolidated financial statements (see section 3.6.1. below). Effective from January 1, 2002, AXA has applied CRC regulation 2000-06 in respect of recognizing liabilities and regulation 2002-09 in respect of derivative instruments accounting for companies governed by the French insurance code. The introduction of these regulations did not impact AXA’s consolidated financial statements.

There were no changes in accounting principles adopted in 2002. In 2001, there were changes in accounting principles due to (i) the implementation of regulation 2000-05 for preparing and presenting consolidated financial statements of French insurance companies, and (ii) in respect of the accounting for UK “With-Profit” contracts.

3.4. ACCOUNTING PRINCIPLES

3.4.1. BASIS OF CONSOLIDATION

Companies in which AXA exercises controlling influence are fully consolidated. Controlling influence is presumed when AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA.

Companies in which AXA directly or indirectly holds 20% or more of the voting rights and for which AXA and other shareholders have agreed to exercise joint controlling influence are proportionately consolidated.

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Companies, in which AXA exercises significant long-term influence, that is, affiliated companies, are accounted for as an investment using the equity method of accounting. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or when significant influence is exercised through an agreement with other shareholders. Certain entities are also accounted for as investments under the equity method if their contribution to revenue, net income or net financial position is not significant.

Investments in mutual funds, investment and real estate companies principally held by AXA’s insurance entities are not consolidated but accounted for at cost, if the exclusion from consolidation does not impact the true and fair presentation of AXA’s consolidated financial position or operating results.

Subsidiaries and investments in affiliates are accounted for at cost rather than being consolidated if the following conditions are met:

  The entity is held for sale from the date of acquisition,
  The subsidiary does not have a material impact on AXA’s consolidated financial position and consolidated operating results, or
  The information required to prepare the consolidated financial statements cannot be readily obtained, either for reasons of cost or timeliness of preparing such information.

The equity holdings of entities that are not consolidated, which are used to support separate account (unit-linked) contracts, are included in the calculation of AXA’s controlling interest but are excluded from the calculation of the percentage of ownership interest.

In accordance with regulation 2000-05 mentioned in section 3.2 above, special purpose vehicles in which the AXA holds no equity securities are excluded from consolidation. However, relevant information on these vehicles is provided in note 31 to the consolidated financial statements. In accordance with the French “Financial Security Act” (Loi de Sécurité Financière 2003-706) issued on August 1, 2003 and subject to the modification of the aforementioned regulation, these vehicles will be consolidated effective from January 1, 2004.

3.4.2. BUSINESS COMBINATION: PURCHASE ACCOUNTING AND GOODWILL

INCLUDING ACQUISITIONS OF MINORITY INTERESTS

Valuation of Assets Acquired and Liabilities Assumed

At the first consolidation, the identifiable assets and liabilities of the acquired company are recorded at their estimated fair value. However, the insurance liabilities are maintained at the predecessor’s carrying value if the measurement basis is consistent with AXA’s accounting principles. In conjunction with purchase accounting relating to acquired life insurance operations, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased life insurance business in-force at the date of acquisition (also referred to as value of purchased life insurance business in-force or VBI). The present value of future profits is estimated using actuarial assumptions based on anticipated experience. This experience is determined as of the purchase date using a discount rate that includes a risk premium.

Acquisitions of Minority Interests

In respect of acquisitions of minority interests in an existing consolidated entity, the portion of assets acquired and liabilities assumed are maintained at their existing net carrying values at the date of acquisition and not adjusted to reflect their estimated fair values.

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Determination of Purchase Price

The purchase price includes the direct costs and external fees related to the transaction, including the costs of settling or exchanging the target company’s outstanding employee share options (applicable to all acquisitions including acquisitions of minority interests). If the transaction is based in a foreign currency, the impact of the foreign currency is included in the purchase price at the date of the transaction or the initial date of the transaction (if it occurs over a period of time).

Goodwill

The difference between the purchase price and the net assets acquired represents goodwill. Positive goodwill, that is, the purchase price is greater than the identifiable assets acquired, is recorded as an asset.

If goodwill is negative, the following adjustments are made:

  Acquisition of a company that was not previously consolidated: the estimated fair value is decreased to the extent necessary to eliminate such excess,
  Increase in interest of ownership interest of an existing consolidated company: the net carrying value of the assets are reviewed and decreased in value where appropriate, with the remaining negative goodwill offset against any pre-existing goodwill asset arising from previous partial acquisitions of the company in question.

Any excess remaining after the adjustments above is recorded as a liability and is referred to as negative goodwill. Revisions can be made to goodwill up until the end of the fiscal year end following the year of the acquisition, if new information becomes available. Goodwill recorded is allocated (i) to the companies or portfolios of business acquired in respect of importance in the market and their expected profitability, and (ii) to the segments and entities within the AXA Group that will benefit from the activities acquired.

For acquisitions undertaken prior to January 1, 2001, when new shares were issued by AXA (the Company) to partly finance an acquisition, a portion or all of the goodwill could be charged directly to retained earnings and reserves (to the extent of the portion financed by the issue of new shares) Effective from January 1, 2001, this treatment is no longer permitted and was not subject to a retroactive adjustment upon adoption of the new French regulations in 2001.

Acquisitions can be accounted for using the “preferred method” detailed in article 215 of the new Pooling of interests regulation if certain conditions are met.

3.4.3. INTERCOMPANY TRANSACTIONS

From 1st January, 2001, the entire effect of intercompany transactions is eliminated upon consolidation unless there are other-than-temporary losses, which are usually recorded immediately.

When an asset is disposed of internally and not intended for long-term holding within AXA’s asset portfolios:

  The tax corresponding to the realized capital gain or loss is eliminated upon consolidation through a deferred tax adjustment recorded in the balance sheet,
  The same applies to the potential policyholder benefit in respect of the disposal gain or loss (a deferred policy-holder benefit asset of liability is then posted to the balance sheet).

In addition, the total or partial transfer of securities between two subsidiaries fully integrated but held with different interest rates will not effect the consolidated operating results, with the exception of the recognition of any related deferred tax and allocation to policyholder’s participating benefits, which are not restated in the consolidated

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accounts as the securities transferred are intended for long-term holding. The impact of these transfers on the Group shareholder’s equity (its counterpart being recorded in minority interest) is identified in the “Internal restructurations” line of the shareholder’s equity reconciliation.

3.5. VALUATION OF ASSETS

3.5.1. GOODWILL

The goodwill amortization period is dependent on the type of business activity acquired, and whether the segment to which it was allocated can be considered as significant at the Group level. The amortization period generally does not exceed 30 years for insurance operations, including banks and asset management companies whose principal activity is the management of assets on behalf of insurance companies of AXA. For Asset Management operations that manage assets on behalf of third parties, the goodwill amortization period does not exceed 20 years, or five years for brokerage operations.

If the goodwill is less than €10 million (€1.5 million for brokerage operations), then the goodwill asset is fully amortized as a charge against earnings in the year of acquisition.

If parameters used to determine the initial amortization period (value of assets, future operating profits, market share) do not change in the course of this period, the initial amortization pattern remains the same. If there are significant adverse changes, an exceptional goodwill amortization charge is recorded (or a modification to the initial pattern). However, when the fair value is not deemed notably, that is significantly, lower than the net book value, the goodwill is maintained at its net book value in the balance sheet. As a consequence, no exceptional amortization charge is recorded if the amount is less than the cumulative amortization charge over a period equal to 1/5th of the initial amortization period and (i) there is an intention to hold the interest in the Company, and (ii) based on available information it is more likely the deterioration is not definitive.

The multi-criteria analysis mentioned above and performed to determine if there are significant adverse changes include the long-term nature of the holding, and exclude factors affected by short-term market volatility. The analysis also considers the interdependence of transactions within sub-groups. Within each operational entity, a comparison is made between net carrying value and the fair value, which is equal to the highest of the market value and value in use. The value in use is the net assets and expected earnings from existing and new business, taking into account the entity’s future prospects. The value of future expected earnings is estimated on the basis of life insurance and savings embedded value figures published by AXA. The fair value also considers similar calculations for other activities, other possible approaches such as those based on various valuation multiples.

3.5.2. INTANGIBLE ASSETS

Value of Purchased Life Insurance Business in Force (“VBI”)

The VBI, in respect of acquired life insurance companies, is determined on the basis of profits emerging over the contract period and is amortized over the life of the relevant contracts. VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the principal assumptions used to calculate the VBI.

Other Intangible Assets

Other intangible assets mainly include costs associated with developing software for internal use. These costs are capitalized and amortized on a straight-line basis over their estimated useful life (in general not to exceed five years).

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3.5.3. INVESTMENTS FROM INSURANCE, BANKING AND OTHER ACTIVITIES

In general, investments are accounted for as described below:

Real Estate Investments

Real estate investments are stated at historical cost less accumulated depreciation and any valuation allowances. Valuation allowances are recorded for a decline in the value of a property that is deemed to be other-than-temporary. Real estate acquired in satisfaction of debt is valued at estimated fair value at the date of foreclosure.

Valuation allowances are recorded on real estate investments in the following cases:

  Buildings to be sold in the twelve months following the end of the accounting period: The allowance is recorded and equals the excess of the net carrying value over the likely selling price, less disposal costs and the cost of works expected to be incurred to bring the building to sale.
  Investment real estate to be held on a long-term view, including securities held in real estate companies: When the appraised value is 15% lower than the net carrying value, the present value of the asset’s future estimated cash flows is calculated. If the calculated amount is lower than the net carrying value, a valuation allowance is recorded, equal to the difference between (a) the net carrying value and (b) the higher of the appraised value or the discounted cash-flow value.

If, in subsequent periods, the difference between the appraised value and the net carrying value reaches 15% or more, previously recorded valuation allowances are reversed to the extent of the difference between a) the net carrying value and b) the lower of the appraised value or the depreciated cost.

Fixed Maturity Securities

Fixed maturity securities are stated at amortized cost less valuation allowances. A valuation allowance (equal to the difference between carrying value and the year-end market value) is recorded for a decline in value of a security, which is deemed to be other-than-temporary whereby the amount may not be fully recoverable due to a credit event relating to the security issuer. If this risk disappears, the valuation allowance may be reversed. The assessment of the likelihood that the amounts due can be recovered depends on the particular facts and circumstances of the issuer. A valuation allowance may be necessary for fixed maturity securities that AXA does not intend to retain, or if any other factor leads to the conclusion that the recovery of amounts due is other-than-temporary.

Equity Securities

Equity securities are stated at historical cost less any valuation allowances for declines in the estimated fair values of specific equity investments that are deemed to be other-than-temporary.

Valuation allowances are determined according to a regulation issued by the French standard setter (“l’Avis du Comité d’urgence du Conseil National de la Comptabilité” or CNC) on December 18, 2002 in respect of other-than-temporary impairments.

It is presumed that there is an other-than-temporary impairment when a significant unrealized loss exists for a continuous period of 6 months or more prior to year-end. An unrealized loss is regarded as significant if it equals 20% of carrying value in periods where the markets are slightly volatile, increasing to 30% when markets are volatile as determined by the French regulator. The 20% criterion was applied at December 31, 2003, taking into account market trends in the second half of 2003, in accordance with recommendations issued by the financial markets and insurance industry supervisory authorities. At December 31, 2002 and for the first six months of 2003, the 30% criterion was applied, whereas the 20% criterion was applied in 2001.

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Certain equity securities that do not meet the aforementioned criteria are also analyzed in the event that (i) the 20% (or 30%) criterion was not reached for all but a few days during the six month-period prior to year-end, (ii) their market value has significantly fallen in the last month of the year, (iii) a valuation allowance was already recorded on these securities in prior years, (iv) there are significant factors other than the fall in the share price that raise questions about the fundamentals of the issuer or (v) the securities are intended to be sold in the near future.

Equity securities intended to be held for business purposes are not subject to valuation allowance, if there are no particular factors that raise questions about the fundamentals of the issuer.

The valuation allowance recorded for equity securities that are determined to have an other-than-temporary impairment is equal to the difference between the net carrying value and the recoverable value at year-end.

  If there is an intention to hold the security on a long-term basis, the recoverable value is the greater of (i) the market value at year-end or (ii) the value determined by taking into account the holding period, and other multicriteria factors (net worth, future cash flows and specific considerations relating to the industry sector/activities of the issuer).
  If equity securities are to be sold in the near future or form part of a portfolio with rapid turnover, the recoverable value is the year-end market value.
  For mutual funds, valuation allowances are determined by taking into account the specific nature of each fund.

Valuation allowances recorded for the impairment of equity securities may be reversed in subsequent periods when facts and circumstances warrant a reversal.

Other Investments

  Policy loans are stated at outstanding principal balances.
  Mortgage loans on real estate are stated at outstanding principal balances, net of unamortized discounts and valuation allowances. Impairment measurement is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

Investments in real estate companies and mutual funds are accounted for as real estate investments or as equity securities, respectively.

Investments for certain activities are stated at fair value with the change in fair value included in income under “net investment result”. The activities in which investments can be valued at fair value are set out below:

  Invested assets in respect of separate account (unit-linked) contracts and invested assets supporting the UK “With-Profit” funds; an adjustment in insurance liabilities is required if a change in fair value occurs,
  Certain investments held by non-European Life insurance subsidiaries, for which the unrealized gains and losses of invested assets are included within insurance liabilities,
  Invested assets held by AXA’s banking subsidiaries for trading purposes, for which the change in fair value is recorded in the net investment result.

3.5.4. OTHER ASSETS

Real estate (property) owned and occupied by AXA is included under the balance sheet caption “Other assets” and depreciated on a straight-line basis over the estimated useful life of the buildings, ranging from 20 to 50 years. This includes materials, fixtures and equipment that are depreciated on a straight-line basis over each asset’s estimated useful life.

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3.5.5. DEFERRED ACQUISITION COSTS (“DAC”) IN RESPECT OF LIFE INSURANCE

OPERATIONS

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business are specifically identified and deferred by establishing an asset. This asset is amortized based on the estimated gross profits emerging over the contract term. Estimates of gross profits are reviewed at the end of each accounting period and the amount not deemed recoverable from future estimated gross profits is recorded as a charge against income. DAC is reported net of unearned revenue reserves, which are recorded in income over the contract term using the same amortization basis used for DAC.

3.5.6. REINSURANCE CEDED UNDER NON-PROPORTIONAL TREATIES

The ceding of insurance to reinsurers and of reinsurance to reinsurers (the latter called “retrocession”) is accounted for in the balance sheet and statements of income in a manner consistent to the accounting for the underlying direct insurance contract and takes into account contractual clauses.

3.6. VALUATION OF LIABILITIES

3.6.1. PROVISIONS FOR RISKS AND CHARGES

Restructuring Costs

In connection with a business combination, restructuring costs relating to employee termination benefits, the closing of office sites and image changes in respect of the acquired company are included in a restructuring provision recognized in the opening balance sheet of the acquired company. When a restructuring provision impacts the acquirer or its subsidiaries, a restructuring provision is recorded as a liability and included in the purchase price. In the event that the provision is not fully utilized, the release of the provision does not impact the post-acquisition operating results.

In other cases, restructuring provisions are recorded in the period during which a restructuring plan is approved with any release in provision recorded in the operating results.

Pensions and Other Post-Retirement Benefits

All long-term employee benefit liabilities are calculated using the preferred method under the French CRC regulation 2000-05. They include the benefits payable to AXA group employees when they retire (departure compensation, additional pension, medical cover). In addition, a provision for long-service benefits is recorded. In order to meet those obligations, some regulations have allowed or imposed the establishment of dedicated funds (plan assets). The funding and implementation methods of such plan assets are specific to the local regulation in each country in which the employee benefit plan is held.

Employee benefit liabilities are covered by defined contribution plans and / or defined benefit plans.

  Defined contribution plans are characterized by payments made by the employer to institutions (e.g. pension trusts). The contributions paid by the employer are recorded as an expense in the income statement. No promise is made by the employer regarding the ultimate benefits paid out to the employee.
  Defined benefit plans are characterized by an actuarial assessment of the commitments based on each plans’ internal rules. The present value of the future benefits paid by the employer, known as the PBO (Projected Benefit Obligation), is calculated on the basis of long-term projections (salary increase rate, inflation rate, mortality, turnover, pension indexation and remaining service lifetime).

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The amount recorded in the balance sheet for employee benefits is the difference between the Projected Benefit Obligation and the market value of the corresponding invested plan assets after adjustment for any unrecognized losses or gains. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks and charges. If the net result is positive, a prepaid asset is recorded in the balance sheet.

  In its recommendation 2003-R.01 of April 1, 2003, the French Standard setter (CNC) described methods of valuing liabilities in respect of pensions and similar benefits. The methods used by AXA are similar to those contained in the CNC’s recommendation, particularly the corridor method, with the following exceptions:
  AXA excludes benefits covered by an insurance policy from the defined benefit obligation calculation. Similarly, the insurance contracts are not included in the plan assets. The net result is identical to that of the CNC’s recommended method with the exception of the impact of actuarial differences on earnings.
  Plan assets may be valued on the basis of market values over a period up to five years, instead of market values at valuation date. In addition, the valuation date used by AXA may be up to three months prior to the year-end, rather than the year-end as recommended by the CNC.
  AXA does not limit the amount of assets it recognizes to the amount recoverable through reduction in future contributions or from a plan refund.
  Past service costs are recognized over the expected remaining service life of the plan participants, even if benefits are fully vested.
  Finally, Curtailment and settlement gains and losses are recognized when they are probable and not when they occur.

Income Taxes

Current income tax expense (benefit) is recorded in earnings on the basis of amounts estimated to be payable or recoverable as a result of taxable operations for the current year based on the relevant local tax regulation. Deferred income tax assets and liabilities are recorded on the basis of differences between financial statement carrying amounts and income tax balances of assets and liabilities and for net operating loss carry forwards, if any. Valuation allowances are recorded for deferred tax assets that are not expected to be recovered, and are reversible in future periods if facts and circumstances that led to the valuation allowance change.

3.6.2. LIABILITY FOR INSURANCE BENEFITS AND CLAIMS

Unearned Premium Reserves

Unearned premium reserves represent the portion of gross premiums written which has not yet been earned in the period. A portion is included in income over the periods benefited, as the portion of the unearned premium reserve earned in the period is calculated on a pro rata basis in proportion to the insurance still in force at period-end. The deferred acquisition costs related to such contracts are included as an asset under the heading “Prepayments and accrued income” using the same basis.

Insurance Liabilities

For traditional life insurance contracts (that is, those contracts with significant mortality risk), the liability for future policy benefits is calculated in accordance with the applicable regulatory principles of each country on the basis of actuarial assumptions as to investment yields, mortality, morbidity and expenses, using a prospective approach. An additional provision is recorded in the event of an adverse impact on the benefits due to a change in mortality tables. If the contracts include a minimum guaranteed rate of return, the insurance liability will also include a provision necessary to cover the guarantee in the event that the future returns are insufficient.

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The liability for savings contracts or other investment contracts, in which there is minimal mortality or morbidity risk and that are not separate account (unit-linked) contracts, is determined using the retrospective method. Under this method, the liability represents an account balance based on the premiums received to date plus any interest or bonus credited to the policyholders less policy charges, such as for insurance administration and surrenders. In respect of participating life insurance contracts, whether allocated or not, the future policy benefit liability includes a value attributable to anticipated participation rights arising from the operating results or net investment return for the period.

The method of determining the insurance benefits is in line with the preferred method set out in the new French regulations effective from January 1, 2001. However, the discount rates used by AXA are, in effect, lower than the expected future investment yield recommended in the regulations.

Specific to future policy benefits on UK “With-Profit” contracts the future policy benefits for such contracts include 100% of the “Fund for Future Appropriation” (FFA), which principally covers the future terminal bonuses according to the terms of these contracts. The FFA and, therefore, the future policy benefits vary with the change in market value of the assets supporting the participating “With-Profit” funds.

Reserves for guarantees in respect of separate account (unit-linked) contracts in respect of direct insurance and reinsurance activities are determined using a prospective approach. The current value on future benefit obligations to be paid to the policyholder in the event that the guarantee is triggered is estimated on the basis of reasonable scenarios. The assumptions include an investment return and related volatility, surrender rates and mortality. This current value of future benefit obligations is set up as a provision such that the total average cost of the guarantees is recognized over the contract life.

Provisions for future negative margins can be recorded by each insurance company based on local regulatory requirements (for example, the premium deficiency reserve). To be maintained at the consolidation level, this provision must be necessary from an economic point of view. In the case of life insurance companies, this provision must consider the insurer’s recoverability of VBI and DAC.

Insurance Claims and Claims Expenses

The claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, for which the payments are fixed and determinable, the claims reserves are not discounted.

The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses and unexpired risks for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

Claims reserves include unexpired risk provisions and equalization provisions as set out below:

  Equalization provisions are determined on the basis of local regulations in certain countries in which AXA operates and, principally, relate to catastrophe risks, such as hail, storms, floods, nuclear accidents, pollution liability and terrorist attacks.
  Unexpired risk provisions are established for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses. The calculation of the provision includes estimated future losses, administration expenses and investment income.

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3.6.3. PROVISION FOR LIQUIDITY RISK

A provision for liquidity risk must be recorded as a liability by an insurance company if there is a risk of liquidity, principally in the case of large contract surrender, and if the total net book value of investments (excluding fixed maturity investments) of such company is greater than its total market value.

Even though analyses did not demonstrate any liquidity risk, for French regulatory reasons at December 31, 2002, a provision was recorded in the consolidated financial statements for €72 million before tax, or €47 million net Group share. In accordance with the statement made by the “Comité d’urgence” on January 21, 2004, this provision was deemed unnecessary and was reversed to the income statement at December 31, 2003.

3.6.4. SEPARATE ACCOUNT (UNIT-LINKED) CONTRACTS

These contracts are linked to a specific pool of investment funds / assets and are written by AXA’s Life insurance companies. In respect of these contracts, the investment risks and rewards are principally transferred to the policyholders and the guarantees on the benefits are realized and supported by the investment funds. For these contracts the liability represents the fair value of the investment funds / assets linked to those contracts at the balance sheet date.

3.6.5. CAPITALIZATION RESERVE

In France, increases and decreases in capitalization reserve are accounted for in the local statutory accounts and are eliminated in preparing consolidated financial statements. A deferred tax charge is recorded if there is a strong probability that this reserve will be released. In the event that the entity is a Life insurance company, this will also include a deferred policyholder participating benefit.

3.7. DERIVATIVE INSTRUMENTS

Derivative instruments are accounted for according to the opinion of the CRC regulation (CRC 2002-09) issued on December 12, 2002 specific to the accounting for certain financial instruments (forwards) by insurance companies. This opinion is consistent with the existing principles applied by AXA, with the exception of the recognition until 2001 of unrealized gains on derivatives instruments in transactions that do not qualify as hedges.

For derivative transactions that qualify as hedges, where AXA uses in asset-liability management or to cover certain designated assets or liabilities against a change in fair value or variability in cash flows, the total change in value is recorded in a similar manner as the underlying hedge item; related charges and revenues are recorded in the net investment result. Tests of effectiveness are performed on a routine basis. For foreign currency hedges in net investments in foreign operations, the unrealized and realized gains and losses are recorded in shareholders’ equity until the foreign subsidiary is sold, at which time the amount is included in income. In the case of a strategic investment / divestment, the results are deferred until the asset is acquired or sold. In the case of a yield-based investment, results are recorded over the duration of the strategy.

Other derivative instruments that are not involved in qualifying accounting hedges are accounted for on the balance sheet at estimated fair value. The unrealized losses are included in the net investment result. Any unrealized gains are recorded but fully offset by a provision to neutralize the impact in the income statement. The estimated fair value is determined using market value, if available, otherwise determined using other valuation techniques such as option pricing models, or other internal estimates.

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3.8. REVENUE RECOGNITION

3.8.1. GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

Gross premiums written correspond to the amount of premiums written on business incepted in the year for insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on the basis of declarations made by the cedant and may include estimates of gross premiums written but not yet reported in the period, which are adjusted in future periods to reflect actual gross premiums written and ceded to the reinsurer.

Gross revenues from banking and other activities mainly include:

  Commissions received upon the sale of financial products, including those revenues received by the insurance companies on such activities,
  Commissions received and fees for services rendered in respect of asset management activities,
  Rental income received by real estate management companies and
  Sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

3.8.2. CHANGE IN UNEARNED PREMIUM RESERVES

The unearned premium reserve is reported as a liability (see “Unearned Premium Reserve” above). Total revenues in the period include the change in unearned premium reserve, which represents the earned premium in the period, gross of reinsurance.

3.8.3. NET INVESTMENT RESULT

The net investment result in respect of insurance activities includes:

  Investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses),
  Financial charges and expenses,
  Realized investment gains and losses net of valuation allowances for investment impairment, and
  Unrealized investment gains and losses on invested assets in respect of separate account (unit-linked) assets, assets allocated to UK “With-Profit” contracts and other invested assets whereby such assets are stated at market value (refer to “Investments from insurance, banking and other activities” above).

In respect of banking activities, interest income and financial charges including interest expenses are included in bank operating income and bank operating expenses, respectively.

From time to time subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA’s ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment results.

3.9. TREASURY SHARES

Treasury shares are recorded as a reduction of consolidated shareholders’ equity. However, such investments in Parent Company stock are accounted for as an investment in equity securities if the treasury shares are held to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or are treated as investments supporting separate account (unit linked) contracts.

3.10. ACCOUNTING FOR SHARE OPTIONS

The accounting principles adopted by AXA for the accounting of stock option plans will vary according to the type of stock-option plan.

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OPTIONS TO SUBSCRIBE FOR AXA SHARES (LEADING TO AN INCREASE IN AXA’S CAPITAL)

For share option plans issued by AXA (the Company) that do not feature a liquidity guarantee given by AXA (the Company) to the employee, in principle no expense is recorded. For share option plans issued by AXA entities other than AXA (the Company) in which the grant provides an advantage to the employees (the exercise price is less than the market price at the date the number of options and the exercise price are known), a liability is recorded on a systematic basis over the vesting period.

For all share options granted by AXA (the Company) or any other AXA entity that provide a liquidity guarantee, a liability (corresponding to the difference between the market value of the shares and the exercise price) is determined at a measurement date, being the vesting or exercise date. Accordingly, an estimate of the compensation charge is determined at the end of each interim reporting period dependent on the market value of the underlying shares at such interim date.

In respect of acquisitions of minority interests, the share repurchase leads to an increase in the Group’s interest. The cost of settling or exchanging the target company’s outstanding employee share options is included in the purchase price, as the buyout includes the cost of acquiring the minority shareholders interests plus the potential shares to be issued by the target company in respect of the share options granted to its employees. The excess price should be split between a charge corresponding to the increase in the Group’s interest to the initial interest level and additional goodwill corresponding with the additional interest acquired.

OPTIONS TO PURCHASE AXA SHARES (FROM THE MARKET)

When employee share options to purchase shares are issued by AXA a provision is recorded (corresponding to the difference between the market value of the shares to be acquired in the market and the exercise price over the acquisition period). This provision is adjusted on an annual basis to reflect the change in market value of the underlying shares up until the date the shares are to be acquired.

4. Scope of Consolidation

4.1. CHANGE IN SCOPE

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION IN 2003

The main changes in the scope of consolidation in 2003 were the disposal of activities in Austria and Hungary, finalized in June 2003, the sale of AXA Asia Pacific Holdings’ 50% stake in Members’ Equity Pty Ltd in January 2003, and, in Germany, the sale of AXA’s stake in Colonia Re JV to General Re in July 2003.

In France, the activities of Jour Finance were merged with AXA France Vie, and real estate company Vendôme Haussmann joined the scope of consolidation on June 30, 2003. Other 2003 changes are detailed in the schedules presented in paragraph 4.2.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION IN 2002

The main change in scope of consolidation in 2002 was the sale of AXA Health Insurance Pty Ltd in Australia, taken into account as of August 31, 2002 (8 months of activity in 2002).

The activities of Banque Directe were merged with AXA Banque. The activities of Ipac Securities Limited were integrated within the AXA Australia New Zealand sub-group on the acquisition date.

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4.2. CONSOLIDATED COMPANIES

FULLY CONSOLIDATED COMPANIES

Certain entities below represent the Parent Company of sub-groups that can hold an interest in entities in more than one country and, therefore, may be consolidated with an ownership interest less than that indicated for the Parent Company of the sub-group.

		2003		2002
Parent and Holding	Change	Voting	Ownership	Voting	Ownership
Companies	in Scope	rights	interest	rights	interest

France
AXA		Parent company		Parent company
AXA China		100.00	76.31	100.00	76.31
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II
(formerly Financière Mermoz)		100.00	100.00	100.00	100.00
Jour Finance	Merger with AXA France Vie	–	–	100.00	99.94
Mofipar		99.90	99.90	100.00	99.90
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.99

United States
AXA Financial, Inc.		100.00	100.00	100.00	100.00

United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Holdings Limited		100.00	100.00	100.00	100.00
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.95	99.95	99.95	99.95

Asia / Pacific
National Mutual International Pty Ltd		100.00	51.66	100.00	51.66
AXA Insurance Holdings Co. Japan		96.42	96.42	96.42	96.42
AXA Asia Pacific Holdings Ltd		51.66	51.66	51.66	51.66

Germany
GRE Continental Europe Holding Gmbh		100.00	91.05	100.00	90.17
Kölnische Verwaltungs AG
für Versicherungswerte		99.56	97.50	99.56	97.30
AXA Konzern AG		91.69	91.05	90.86	90.17

Belgium
AXA Holdings Belgium		100.00	99.92	99.98	99.88
Royale Belge Investissement		100.00	99.92	100.00	99.88

Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.88

Austria
AXA Nordstern Holding	Sold			100.00	90.17

The Netherlands
AXA Verzekeringen		100.00	99.92	100.00	99.88
Gelderland		100.00	99.92	100.00	99.88
Vinci BV		100.00	100.00	100.00	100.00

Spain
AXA Aurora		100.00	100.00	100.00	100.00

Italy
AXA Italia SpA		100.00	100.00	100.00	100.00

Morocco
AXA Ona		51.00	51.00	51.00	51.00

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		2003		2002
Life & Savings	Change	Voting	Ownership	Voting	Ownership
and Property & Casualty	in Scope	rights	interest	rights	interest

France
AXA France Iard		99.92	99.92	99.92	99.92
Direct Assurances Iard		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	100.00	99.95
AXA France Collectives	Merger with AXA France Vie	–	–	99.40	99.39
Juridica		98.51	98.51	98.51	98.51

United States
The Equitable Life Assurance Society
of the United States		100.00	100.00	100.00	100.00

Canada
AXA Canada Inc.		100.00	100.00	100.00	100.00

United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
GREA Insurance
(Discontinued activity)		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99

Ireland
Guardian PMPA Group Ltd		100.00	99.99	100.00	99.99

Asia / Pacific
AXA Group Life Insurance (Japan)		100.00	96.42	100.00	96.42
AXA Insurance Co. (Japan)		100.00	96.42	100.00	96.42
AXA Life Insurance Singapore		100.00	51.66	100.00	51.66
AXA Non Life Insurance Co Ltd (Japan)		100.00	100.00	100.00	100.00
AXA Australia New Zealand		100.00	51.66	100.00	51.66
AXA China Region Limited		100.00	51.66	100.00	51.66

Germany
AXA Versicherung AG		100.00	91.05	100.00	90.17
AXA Leben Versicherung AG		100.00	91.05	100.00	90.17
Die Alternative Versicherungs AG		100.00	100.00	100.00	100.00
AXA Kranken Versicherung AG		99.42	90.31	99.42	89.43

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		2003		2002
Life & Savings	Change	Voting	Ownership	Voting	Ownership
and Property & Casualty	in Scope	rights	interest	rights	interest

Hungary
AXA Biztosito Rt	Sold	–	–	100.00	90.17

Austria
AXA Versicherung	Sold	–	–	100.00	90.17

Belgium
Ardenne Prévoyante		100.00	99.92	100.00	99.88
AXA Belgium SA		100.00	99.92	100.00	99.88
UAB		100.00	99.92	100.00	99.88

Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.88
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.88

The Netherlands
AXA Leven N.V.		100.00	99.92	100.00	99.88
AXA Schade N.V.		100.00	99.92	100.00	99.88
AXA Zorg N.V.		100.00	99.92	100.00	99.88
Unirobe Groep B.V.		100.00	99.92	100.00	99.88

Spain
Ayuda Legal SA de Seguros y Reaseguros		100.00	99.69	100.00	99.68
AXA Aurora SA Iberica de Seguros y Reaseguros		99.69	99.69	99.68	99.68
AXA Aurora SA Vida de Seguros y Reaseguros		99.69	99.69	99.68	99.68
AXA Aurora SA Vida		99.96	99.66	99.96	99.65

Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni		100.00	99.99	100.00	99.98

Switzerland
AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00
AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00

Portugal
AXA Portugal Companhia de Seguros SA		99.61	99.37	99.61	99.36
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	95.05

Morocco
AXA Assurance Maroc		100.00	51.00	100.00	51.00
Epargne Croissance		99.59	50.79	99.59	50.79

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			2003		2002
International Insurance		Change	Voting	Ownership	Voting	Ownership
(entities having worldwide activities)		in Scope	rights	interest	rights	interest

AXA RE (sub-group)			100.00	100.00	100.00	100.00
AXA Corporate Solutions Assurances (sub-group)			98.75	98.75	98.49	98.49
AXA Cessions			100.00	100.00	100.00	99.99
AXA Assistance (sub-group)			100.00	100.00	100.00	100.00
English & Scottish			100.00	100.00	100.00	100.00
Créalux			100.00	99.92	100.00	99.88
Futur Ré			100.00	98.75	100.00	98.49
Saint-Georges Ré			100.00	100.00	100.00	100.00

			2003		2002
Asset Management		Change	Voting	Ownership	Voting	Ownership
(entities having worldwide activities)		in Scope	rights	interest	rights	interest

AXA Investment Managers (sub-group)			95.61	93.23	95.56	93.11
Alliance Capital (sub-group)			55.51	55.51	55.72	55.72
National Mutual Funds Management (sub-group)			100.00	51.66	100.00	51.66

			2003		2002
		Change	Voting	Ownership	Voting	Ownership
Other Financial Services		in Scope	rights	interest	rights	interest

France
AXA Banque			100.00	99.92	100.00	99.98
AXA Crédit			65.00	64.95	65.00	64.99
Colisée Suresnes	Merger with	SCI Vendôme Tridor	–	–	96.33	96.30
Compagnie Financière de Paris			100.00	100.00	100.00	100.00
Holding Soffim			100.00	100.00	100.00	100.00
Sofapi			100.00	100.00	100.00	100.00
Sofinad			100.00	100.00	100.00	100.00

Germany
AXA Vorsorgebank			100.00	91.05	100.00	90.17
AXA Bausparkasse AG			99.69	90.77	99.69	89.89

Belgium
AXA Bank Belgium			100.00	99.92	100.00	99.88
IPPA Vastgoed			100.00	99.92	100.00	99.88

Hungary
AXA Biztosito Pension Fund		Sold	–	–	100.00	90.17

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PROPORTIONALLY CONSOLIDATED COMPANIES

		2003		2002
	Change	Voting	Ownership	Voting	Ownership
	in Scope	rights	interest	rights	interest

France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		40.30	40.30	40.07	40.07
Vendôme Haussmann	Scope entry	50.00	42.70	–	–
Fonds immobiliers Paris Office Funds		50.00	49.91	50.00	49.89

Belgium
Assurances de la Poste		50.00	49.96	50.00	49.94
Assurances de la Poste Vie		50.00	49.96	50.00	49.94

INVESTMENTS IN AFFILIATED COMPANIES (EQUITY METHOD)

		2003		2002
	Change	Voting	Ownership	Voting	Ownership
	in Scope	rights	interest	rights	interest

France
Compagnie Financière de Paris Crédit	Accounted for by the
	equity method in 2002 (a)	100.00	100.00	100.00	100.00
Argovie	Accounted for by the
	equity method in 2002 (a)	94.47	94.25	94.03	93.46
Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70

Germany
Colonia Re (Général Re J.V.)	Sold	–	–	49.90	44.99

Asia / Pacific
AXA General Insurance	Accounted for by the
Hong Kong Ltd	equity method in 2002 (a)	100.00	100.00	100.00	100.00
AXA Insurance Investment Holding	Accounted for by the
	equity method in 2002 (a)	100.00	100.00	100.00	100.00
AXA Insurance Hong Kong Ltd	Accounted for by the
	equity method in 2002 (a)	100.00	100.00	100.00	100.00
AXA Insurance Singapore	Accounted for by the
	equity method in 2002 (a)	100.00	100.00	100.00	100.00
National Mutual Home Loans
Origination Fund No. 1		100.00	51.66	100.00	51.66
Members Equity Pty Ltd	Sold	–	–	50.00	25.83
Ticor		28.62	14.98	28.62	14.98

Spain
Hilo Direct SA de Seguros	Accounted for by the
y Reaseguros	equity method in 2002	50.00	50.00	50.00	50.00

Turkey
AXA Oyak Holding AS	Accounted for by the
	equity method in 2002	50.00	50.00	50.00	50.00
AXA Oyak Hayat Sigorta AS	Accounted for by the
	equity method in 2002 (a)	100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS	Accounted for by the
	equity method in 2002	70.91	35.45	70.91	35.45

(a)	Despite being more than 50%-owned, these companies were accounted for by the equity method at January 1, 2002, since their contribution to revenues, income or net assets was not significant (see Note 3.4).

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5. Total Asset by Segment

An analysis of total assets by segment is given below:

	At December 31,
(in euro millions)	2003	2002	2001

Life & Savings	343,099	336,681	370,287
Property & Casualty	41,177	39,127	41,601
International Insurance	14,319	17,095	17,921
Asset Management	6,740	7,132	9,828
Other Financial Services	16,911	17,474	17,406
Holding Companies	26,986	27,148	28,556

TOTAL	449,233	444,657	485,599

The split of assets by activity in 20031 was similar to 2002. The decrease in total assets between 2001 and 2002 was mainly attributable to unfavorable financial market conditions.

(1) The total Group assets at constant exchange rate (2002) amount to €476,566 millions.

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6. Goodwill

An analysis of goodwill by principal acquisition and segment is presented in the table below. In general, the figures shown below refer to several operational entities whose contribution to Group earnings is decreased by the goodwill amortization charge.

At December 31,
	2001	Acquisition	Currency	Amorti-	Other
(in euro millions)	Carrying value		changes	zation	changes

AXA Colonia (acquisition of minority interests)	211	–	–	(6)	(51)
AXA China Region	276	–	(18)	(16)	(8)
AXA Investment Managers
(including AXA Rosenberg)	107	46	(15)	(11)	4
Guardian Royal Exchange (excluding Albingia)	411	–	(17)	(13)	(0)
Guardian Royal Exchange (Albingia)	323	–	–	(14)	50
Royale Belge (acquisition of minority interests)	593	–	–	(22)	(2)
UAP	235	–	–	(10)	0
Alliance Capital	565	–	(87)	(28)	(0)
Sanford C. Bernstein	3,619	–	(559)	(308)	127
Nippon Dantaï (AXA Nichidan)	1,789	–	(154)	(60)	(1)
SLPH (acquisition of minority interests)	1,791	–	–	(64)	(1)
AXA Financial (acquisition of minority interests)	4,599	–	–	(191)	1
AXA Aurora (acquisition of minority interests)	101	–	–	(3)	(0)
Sterling Grace	129	5	(9)	(9)	–
IPAC	–	108	(7)	(2)	–
Financial Reorganization AXA Equity & Law	449	–	(28)	(15)	(0)
Goodwill under euro 100 millions each	680	–	–	(107)	23

TOTAL	15,879	159	(895)	(879)	142

Of which:
Life & Savings (b)	8,171	113	(216)	(319)	8
Property & Casualty	2,168	–	(17)	(113)	23
International Insurance	48	–	–	(27)	(5)
Asset Management	5,412	–	(661)	(405)	151
Others	79	46	–	(15)	(34)

(a)	The portion of goodwill attributed to the Asset Management activities is to be amortized over 17 years.
(b)	Euro 47 million have been reclassified from “Acquisition” to “Other changes”.

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At December 31,					At December 31,
2002	Acquisition	Currency	Amorti-	Other	2003	Years
Carrying value		changes	zation	changes	Carrying value	remaining

154	–	–	(6)	–	148	26 years
235	–	36	(16)	(2)	253	16 years

131	–	(20)	(10)	1	102	11 years
381	–	(19)	(22)	2	342	26 years
359	–	–	(14)	0	346	26 years
570	–	–	(22)	–	547	25 years
226	–	–	(80)	0	145	23 years
449	–	(74)	(24)	–	352	17 years
2,879	–	(473)	(150)	–	2,255	17 years
1,574	–	(113)	(53)	–	1,408	27 years
1,726	–	–	(64)	(2)	1,660	27 years (a)
4,409	–	–	(310)	0	4,100	27 years
97	–	–	(3)	–	94	27 years
116	–	7	(10)	14	127	13 years
99	–	10	(7)	(0)	101	14 years
406	–	(31)	(14)	–	361	27 years
597	18	–	(39)	(44)	532	–

14,407	18	(676)	(844)	(31)	12,874

7,758	–	(92)	(423)	(202)	7,041
2,061	18	(18)	(172)	187	2,076
16	–	–	(5)	4	15
4,497	–	(567)	(241)	(21)	3,668
76	–	–	(3)	1	74

/245

The main goodwills are attributable to the following operations and entities:

AXA UK (2001) - FINANCIAL REORGANIZATION OF AXA EQUITY & LAW

As a result of AXA Equity & Law’s financial reorganization, AXA acquired a portion of the surplus assets held in the participating (“With-Profit”) fund and related future benefits based on the percentage of policyholders who elected in favor of the plan. This acquisition was carried out via the payment of an incentive bonus of approximately £260 million plus £18 million of direct expenses associated with the transaction (a total of approximately €451 million based on the average £/€ exchange rate for the period).

This total cost is accounted for as goodwill and is being amortized over a remaining useful life of 27 years. The net book value of this goodwill at December 31, 2003 was €361 million, and the annual goodwill amortization charge was €14 million in 2003.

AXA FINANCIAL – BUY-OUT OF MINORITY INTERESTS (2000)

The aggregate purchase consideration was €11,213 million and included the following items:

– €3,868 million, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share at December 22, 2000, the closing date of the initial offer period, and

– €7,316 million in cash relating to the cost of settling or exchanging outstanding employee share options of AXA Financial and direct transaction costs.

As a result, AXA increased its ownership interest in AXA Financial from 60% to 100%. For purposes of these consolidated financial statements, the date of acquisition was December 31, 2000 given that, pursuant to the Merger Agreement, AXA had an obligation to acquire all of the remaining shares of AXA Financial, which was done through the merger of AXA Merger Corp. with AXA Financial (completed on January 2, 2001).

Based on the carrying value of the net assets acquired of €3,913 million, the goodwill amounted to €7,301 million. In application of the article D248-3 of the decree dated January 17, 1986 and of the recommendations issued by the “Commission des Opérations de Bourse” (French stockmarket regulator) in its January 1998 bulletin n° 210, the excess purchase price was charged directly to retained earnings and reserves in an amount of €2,518 million, i.e. the entire excess purchase price in proportion to the ratio of the value of ordinary shares issued by AXA to total purchase price. The remaining €4,782 million goodwill was recorded as an asset.

At December 31, 2003, this goodwill had a net book value of €4,100 million, and was being amortized over a remaining useful life of 27 years.

The recurrent amortization charge was €176 million in 2003 based on the following notional attribution (estimated on the expected contribution of the acquired activities):

  80% was attributed to the Life insurance operations (being amortized over 30 years),
  20% was attributed to the Asset Management operations of Alliance Capital (being amortized over 20 years).

Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of € 92 million would have been recorded.

In 2003, an exceptional goodwill amortization charge of €106 million was booked following a review of deferred tax liabilities relating to periods prior to AXA’s acquisition of ‘The Equitable Inc’. This amortization charge, together with an additional charge booked following the exercise of stock options, takes the overall amortization charge for 2003 to €310 million.

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SANFORD C. BERNSTEIN TRANSACTION (2000)

The purchase price was US$3.5 billion (€4.0 billion) and consisted of US$1.5 billion of cash and 40.8 million newly issued private units in Alliance Capital. A portion of the cash was funded by AXA Financial through a financing agreement whereby in June 2000 AXA Financial purchased units of limited partnership interest of Alliance Capital Management L.P. for an aggregate purchase price of US$1.6 billion and, as a result, recorded goodwill of €583 million. Added to the €3,689 million recorded at time of acquisition, the total goodwill linked to the acquisition of Sanford C. Bernstein amounted to €4,272 million, amortized over 20 years.

At December 31, 2003, this goodwill had a net book value of €2,255 million, and was being amortized over a remaining useful life of 17 years. The annual amortization charge in 2003 was €174 million at 100% (€107 million net Group share).

In connection with this acquisition, AXA Financial agreed in 2000 to provide liquidity to the former shareholders of Sanford C. Bernstein over an eight-year period following a two-year lockout period. Not more than 20% of the original units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period.

After the completion of this lockout period in October 2002, Sanford C. Bernstein’s former shareholders exercised their options and AXA Financial acquired 8.16 million of their units, thus generating additional goodwill of US$122 million, which was amortized completely in 2002 (€127 million at 2002 closing exchange rate).

SUN LIFE & PROVINCIAL HOLDINGS (SUBSEQUENTLY RENAMED AXA UK HOLDINGS) – BUY-OUT OF MINORITY INTERESTS (2000)

AXA acquired the 44% minority interests in Sun Life & Provincial Holdings (SLPH), which was subsequently renamed AXA UK Holdings for a purchase price of £2.3 billion (approximately €3.7 billion). The goodwill recorded was €1,971 million and is being amortized over 30 years. The goodwill amortization charge was €64 million in 2003.

AXA NICHIDAN (SUBSEQUENTLY KNOWN AS AXA LIFE JAPAN) (2000)

The valuation of the assets brought by AXA and the shareholders of Nippon Dantai to the new joint entity, AXA Nichidan Holding, together with the two cash contributions made by AXA to increase AXA Nichidan’s capital generated a goodwill of €1,856 million, to be amortized over 30 years. Following the revaluation of an intangible asset that decreased the opening balance sheet by €130 million (Group share), goodwill was subsequently increased.

At December 31, 2003, this goodwill had a net book value of €1,408 million, and was being amortized over a remaining useful life of 27 years. The annual amortization charge in 2003 was €53 million.

AXA CHINA REGION - BUY-OUT OF MINORITY INTERESTS (2000)

In November 1999, AXA Australia purchased minority interests in AXA China Region for €519 million. The goodwill recorded totaled €300 million and is being amortized over 20 years and is consistent with the estimated useful life used in the accounting for the acquisition of AXA Asia Pacific Holdings (formerly National Mutual Holdings and the parent company of AXA China Region) in 1995.

At December 31, 2003, this goodwill had a net value of €253 million, and was being amortized over a remaining useful life of 16 years. The annual amortization charge in 2003 was €16 million.

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GUARDIAN ROYAL EXCHANGE (1999)

The excess purchase price over the fair value of net assets acquired of €1,138 million was attributed to goodwill to be amortized over 30 years.

The goodwill relating to the English, Irish and Portuguese Property & Casualty subsidiaries was mainly due to a significant deficiency in insurance claims reserves, and had been impaired in 1999 for €446 million (€259 million net group share), representing the deficiency observed in the opening reserves.

Following a review of the risks insured and the resulting additional technical reserves booked in 2000, the opening balance sheet of GRE was revised and, therefore, goodwill modified. At December 31, 2000, gross goodwill was €1,261 million, accumulated amortization was €505 million (of which €25 million 2000 amortization charge) and, therefore, goodwill net of accumulated amortization totaled €770 million, after taking account of foreign currency fluctuations of €14 million.

At December 31, 2003, this goodwill had a net value of €688 million, and was being amortized over a remaining useful life of 26 years. The annual amortization charge in 2003 was €36 million.

ROYALE BELGE (1998)

At December 31, 1999, gross goodwill from the buy-out of the minority interests of Royale Belge amounted to €1,007 million, of which €337 million was charged directly to retained earnings and reserves. At December 31, 2001 the gross value of the goodwill recorded in the Group balance sheet amounted to €670 million. Given accumulated amortization of €77 million (of which €22 million were recorded during the year), the net carrying value was €593 million at December 31, 2001. In 2003, the goodwill charge was €22 million (as in 2002). Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €11 million would have been recorded against income (as in 2002). At December 31, 2003, this goodwill had a net value of €547 million, and was being amortized over a remaining useful life of 25 years.

UAP (1997)

In 1997, AXA acquired UAP, and a €1,863 million goodwill was booked, of which €1,641 million was charged directly to retained earnings and reserves. As a result of purchase accounting adjustments made in 1998 and in 1999, the total goodwill increased to €1,866 million at December 31, 1999, of which €1,584 million represented the amount charged directly to retained earnings and reserves.

At December 31, 2003, the gross goodwill asset was €289 million, accumulated amortization was €144 million (of which €80 million booked in 2003) and, therefore, goodwill net of accumulated amortization totaled €145 million. An exceptional amortization charge of €57 million was recorded in 2003 following the release of provisions booked when the Group acquired its German activities in 1997. This release took place after the Group’s sale of its stake in Colonia Re JV to General Re in 2003. Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €234 million would have been recorded against income, including an exceptional charge of €181 million arising from the aforementioned release of provisions.

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GOODWILL AMORTIZATION

An analysis of goodwill amortization (positive and negative) is presented below:

	Years ended December 31,
(in euro millions)	2003	2002	2001

Goodwill on consolidated entities	(844)	(879)	(789)
Goodwill from companies accounted for by the equity method	–	–	–
Negative goodwill on consolidated entities	–	1	1

TOTAL AMORTIZATION OF GOODWILL (NET)	(844)	(877)	(788)

At December 31, 2003, accumulated amortization on goodwill totaled €3,686 million (2002: €3,083 million), following amortization charges of €844 million and a €–241 million impact from currency variations.

GOODWILL CHARGED DIRECTLY TO RETAINED EARNINGS AND RESERVES

At December 31, 2003, goodwill (net of notional amortization) recorded in retained earnings and reserves totaled €3,547 million (2002: €3,882 million net and 2001: €4,038 million net). Gross goodwill was €4,432 million. The notional amortization in 2003 was €337 million and included €11 million for Royale Belge, €234 million for UAP (of which €181 million relating to the release of a provision booked when acquiring German activities in 1997) and €92 million for AXA Financial.

As of January 1, 2001, goodwill can no longer be charged directly against shareholders’ equity. This explains the lack of variation between 2001 and 2003 (with the exception of notional amortization allowances).

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7. Value of Purchase Life Insurance Business in Force

At December 31, 2003, the value of purchased Life insurance business in force (resulting from business acquisitions) totaled €2,814 million. The value of purchased Life business in force on a consolidated basis and by product type, including the changes thereto, are set out in the table below. In 2001, in connection with financial reorganization plan of AXA Equity & Law (UK Life & Savings subsidiary), the unit-linked business was transferred from a participating fund to a non-participating fund. As a result of this transfer, VBI of €466 million was recorded.

(in euro millions)		2003	2002	2001

Balance beginning of year		3,224	3,739	3,724

Additions				466
Interest accrued		162	150	210
Amortization expense		(388)	(395)	(531)
Impact of foreign currency fluctuations		(183)	(263)	(150)
Other		(0)	(7)	20

Balance end of year		2,814	3,224	3,739

– Life contracts (including endowment)	Gross	1,787	1,937
	Net	1,246	1,426

– Retirement, annuity, investment	Gross	1,692	1,771
	Net	1,196	1,343

– Health	Gross	600	629
	Net	372	455

– Other	Gross	–	3
	Net	–	0

Amortization of the value of purchased Life insurance business in force, net of accrued interest, was €226 million in 2003, and is expected to be €212 million in 2004, €189 million in 2005, €190 million in 2006, €182 million in 2007 and €2,041 million thereafter. This amortization pattern has been determined based on expected profits emerging over the contract period, and is subject to annual recoverability testing.

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8. Investments

8.1. DETERMINING FAIR VALUE

The accounting principles applicable to investments in determining Fair Value (or ‘Market value’) are described below:

  For publicly traded fixed maturities and equity investments, estimated fair value is determined using quoted market prices.
  For real estate investments, fair value determination is usually based on studies conducted by qualified external appraisers. They are based on a multi-criteria approach, and its frequency and modality are based on local requirements.
  Fair values of mortgage, policy and other loans are estimated by discounting future contractual cash-flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of doubtful loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash-flows.
  In other cases, fair value is estimated based on financial and other information available in the market, or estimated discounted cash flows, including an element of premium risk.

Estimated fair value does not take into account supplemental charges or reductions due to selling costs that may be incurred, nor the tax impact of realizing the unrealized capital gains and losses.

The difference between the net carrying value and the estimated fair value represents the unrealized gains or losses. Upon disposal of the investment, the realized investment gains and losses included in AXA’s consolidated operations result may be impacted by the allocation to participating Life insurance contracts (as a change in future policy benefits), minority interests and tax.

8.2. ANALYSIS OF FIXED MATURITY AND EQUITY SECURITY

INVESTMENTS

A. An analysis of investments is presented below:

Assets invested			December 31, 2003
	Insurance activities			Other activities				TOTAL

	Gross	Net		Gross	Net		Gross	Net
	carrying	carrying	Fair	carrying	carrying	Fair	carrying	carrying	Fair
(in euro millions)	value	value	value(a)	value	value	value(a)	value	value	value(a)

– Equity securities and holdings
in equity security	–	24,744	24,906	–	541	569	–	25,284	25,475
– Equity holdings in fixed
maturity-based mutual funds	–	19,883	20,165	–	21	21	–	19,903	20,186
– Other mutual funds	–	17,197	16,169	–	14	27	–	17,211	16,196
Equity securities and holdings
in mutual funds	65,122	61,823	61,240	612	576	617	65,734	62,398	61,857
Fixed maturities	149,814	147,811	156,032	6,598	6,594	6,675	156,412	154,405	162,707
Real estate	12,789	11,727	13,982	32	32	42	12,821	11,759	14,025
Mortgages, policy and other loans	17,122	17,009	17,591	268	239	247	17,389	17,248	17,838

Invested assets excluding investments
in participating interests	244,847	238,370	248,846	7,509	7,441	7,582	252,356	245,811	256,427
– Of which listed	–	166,030	174,002	–	7,011	7,100	–	173,041	181,102
– Of which non listed	–	72,340	74,843	–	430	482	–	72,770	75,325

Investments in participating interests	2,955	2,797	3,565	697	659	654	3,652	3,456	4,219

TOTAL INVESTED ASSETS	247,802	241,167	252,410	8,206	8,100	8,236	256,008	249,267	260,646
– Life & Savings	209,170	204,350	214,027
– Property & Casualty	31,701	30,154	31,468
– International Insurance	6,931	6,663	6,915

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

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Assets invested			December 31, 2002
	Insurance activities			Other activities				TOTAL

	Gross	Net		Gross	Net		Gross	Net
	carrying	carrying	Fair	carrying	carrying	Fair	carrying	carrying	Fair
(in euro millions)	value	value	value(a)	value	value	value(a)	value	value	value(a)

– Equity securities and holdings
in equity security-based mutual funds	–	26,006	23,712	–	377	395	–	26,383	24,107
– Equity holdings in fixed
maturity-based mutual funds	–	16,526	16,444	–	40	49	–	16,566	16,493
– Other mutual funds	–	14,771	11,892	–	4	4	–	14,775	11,896
Equity securities and holdings
in mutual funds	59,349	57,303	52,048	455	421	447	59,804	57,724	52,495
Fixed maturities	149,640	147,750	156,412	7,367	7,364	7,560	157,007	155,115	163,972
Real estate	13,899	12,714	14,932	247	214	236	14,147	12,928	15,167
Mortgages, policy and other loans	18,362	18,265	19,004	226	170	179	18,588	18,434	19,183

Invested assets excluding investments
in participating interests	241,250	236,032	242,396	8,295	8,170	8,422	249,545	244,202	250,817
– Of which listed	–	167,436	171,552	–	7,665	7,891	–	175,101	179,443
– Of which non listed	–	68,596	70,843	–	505	531	–	69,100	71,374

Investments in participating interests	3,984	3,784	4,166	842	854	863	4,827	4,638	5,029

TOTAL INVESTED ASSETS	245,235	239,816	246,562	9,138	9,024	9,284	254,372	248,840	255,847
– Life & Savings	208,151	204,359	210,806
– Property & Casualty	29,841	28,439	28,585
– International Insurance	7,244	7,018	7,172

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

B. Treasury shares

At December 31, 2003, AXA ordinary shares held by AXA (the Company) or its subsidiaries (“treasury shares”) totaled around 30 million (or a slight decrease of 0.9 million compared to December 31, 2002). At December 31, 2003, the carrying value of such shares was €473 million, representing 1.8% of outstanding ordinary shares, unchanged relative to 2002. The treasury shares held at December 31, 2003 were intended to cover the exercise of stock options (options to buy AXA ADSs) by employees of AXA Financial, Inc.

In 2003, AXA sold 1.3 million treasury shares, realizing a capital gain of €1 million (2001 and 2002: 0), and acquired 0.4 million shares.

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8.3 INVESTMENTS IN PARTICIPATING INTERESTS

An analysis of investments in participating interests at December 31, 2003 is presented below:

December 31, 2003

	Net			Last fiscal year		Fiscal	Percentage
	carrying	Fair	Shareholder’s	net income		year	of
(in euro millions)	value	value	equity	Amount	Year	end	ownership

Listed companies:
BNP Paribas	1,581	2,344	24,560	3,761	2003	31.12.03	5.1%
Schneider	64	80	7,226	433	2003	31.12.03	0.7%
Banque Commerciale du Maroc 145		144	554	6	2002	31.12.02	10.2%

Unlisted companies (a) :
Lor Patrimoine	53	53	53	0	2003	31.12.03	100.0%
SGCI	87	87	58	10	2003	31.12.03	100.0%

Subtotal	1,929	2,709

Investment holdings under
euro 50 million each	1,527	1,510

TOTAL for year ended
December 31, 2003	3,456	4,219

– Held by insurance
companies	2,797	3,565
– Held by non-insurance
companies	659	654

(a)	The stake in ‘Millennium Entertainment Partners’ is now included in the ‘Investment holdings under €50 million each’ caption. The net book value of this stake at December 31, 2003 was €44 million.
		December 31, 2002

	Net			Last fiscal year		Fiscal	Percentage
	carrying	Fair	Shareholder’s	net income		year	of
(in euro millions)	value	value	equity	Amount	Year	end	ownership

Listed companies:
BNP Paribas	1,585	1,801	25,400	3,295	2002	31.12.02	5.2%
Crédit Lyonnais	498	956	9,207	853	2002	31.12.02	5.1%
Schneider	141	178	7,363	422	2002	31.12.02	1.6%
Banque Commerciale du Maroc 115		90	567	84	2001	31.12.01	10.6%

Unlisted companies:
Lor Patrimoine	53	53	53	0	2002	31.12.02	100.0%
SGCI	144	144	115	9	2002	31.12.02	100.0%
Millennium Entertainment
Partners	64	71	315	(1)	2002	31.12.02	13.4%

Subtotal	2,599	3,293

Investment holdings under
euro 50 million each	2,040	1,736

TOTAL for year ended
December 31, 2002	4,639	5,029

– Held by insurance
companies	3,785	4,166
– Held by non-insurance
companies	854	863

In 2003, Crédit Lyonnais shares were tendered to Crédit Agricole’s public exchange offer.

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8.4. FIXED MATURITY AND EQUITY SECURITIES

Securities (excluding assets in representation of unit-linked accounts) are detailed below. The amortized or historical cost represents the acquisition cost of the securities, net of discount or premium in respect of fixed maturity securities acquired.

At December 31, 2003
	Amortized or	Net carrying	Gross	Gross unrealized	Fair
(in euro millions)	historical cost	value	unrealized gains (a)	losses (a)	value

Fixed Maturities:
(a) Held to maturity and available for sale	137,379	136,840	8,672	(370)	145,142
French government	24,232	24,232	2,848	(171)	26,909
Foreign governments	40,076	39,930	1,985	(46)	41,869
Other local governments and agencies	4,304	4,202	212	(5)	4,409
Government-controlled corporations	10,343	10,332	632	(19)	10,945
Non-government controlled corporations	48,025	47,748	2,667	(105)	50,310
Mortgage-backed securities	8,464	8,462	175	(17)	8,620
Other	1,935	1,935	153	(8)	2,080
(b) Allocated to UK with-profits business trading	–	–	–	–	14,989
(c) Other trading securities	–	–	–	–	2,575
Total fixed maturities					162,707

Equity investments
(including holdings in mutual funds)
(a) Available for sale	54,974	51,639	2,182	(2,723)	51,097
(b) Allocated to UK with-profits business trading	–	–	–	–	9,486
(c) Other trading securities	–	–	–	–	1,274
Total equity investments
(including holdings in mutual funds)					61,857

Investment in participating interests					4,219

TOTAL					228,783

(a) The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

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At December 31, 2002
	Amortized or	Net carrying	Gross	Gross unrealized	Fair
(in euro millions)	historical cost	value	unrealized gains (a)	losses (a)	value

Fixed Maturities:
(a) Held to maturity and available for sale	138,265	137,688	9,595	(738)	146,546
French government	24,437	24,436	2,878	(145)	27,170
Foreign governments	41,499	41,458	2,357	(57)	43,758
Other local governments and agencies	4,999	4,992	380	(36)	5,336
Government-controlled corporations	10,944	10,878	667	(54)	11,490
Non-government controlled corporations	48,382	47,939	2,767	(383)	50,323
Mortgage-backed securities	5,863	5,863	319	(6)	6,175
Other	2,143	2,124	227	(56)	2,295
(b) Allocated to UK with-profits business trading	–	–	–	–	15,362
(c) Other trading securities	–	–	–	–	2,065
Total fixed maturities					163,972

Equity investments
(including holdings in mutual funds)
(a) Available for sale	48,332	46,253	1,561	(6,790)	41,024
(b) Allocated to UK with-profits business trading	–	–	–	–	10,342
(c) Other trading securities	–	–	–	–	1,130

Total equity investments
(including holdings in mutual funds)					52,495

Investment in participating interests					5,029

TOTAL					221,497

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

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8.5. INVESTMENT VALUATION ALLOWANCE AND ASSET AMORTIZATION

Changes in investment valuation allowances and asset amortization over the last three years have been as follows:

	Balance at				Balance at
	January 1,				December
(in euro millions)	2003	Additions	Deductions	Other changes (b)	31, 2003

Real estate	504	91	(75)	(216)	303
Equity investments and holdings in mutual funds	2,268	1,982	(448)	(271)	3,531
Fixed maturities and other fixed income securities	577	368	(334)	(73)	538
Mortgages and other loans	154	43	(34)	(21)	141

SUBTOTAL (a)	3,503	2,483	(890)	(582)	4,514

Depreciation of real estate used
for operating purposes	714	92	–	(48)	759

TOTAL	4,217	2,575	(890)	(629)	5,272

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
	Balance at				Balance at
	January 1,				December
(in euro millions)	2002	Additions	Deductions	Other changes (b)	31, 2002

Real estate	463	58	(95)	78	504
Equity investments and holdings in mutual funds	1,853	1,147	(563)	(169)	2,268
Fixed maturities and other fixed income securities	608	361	(303)	(89)	577
Mortgages and other loans	119	73	(19)	(19)	154

SUBTOTAL (a)	3,043	1,640	(980)	(199)	3,503

Depreciation of real estate used
for operating purposes	837	115	–	(238)	714

TOTAL	3,880	1,754	(980)	(437)	4,217

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
	Balance at				Balance at
	January 1,			Other	December
(in euro millions)	2001	Additions	Deductions	changes (b)	31, 2001

Real estate	123	127	(253)	466	463
Equity investments and holdings in mutual funds	509	1,178	(282)	447	1,853
Fixed maturities and other fixed income securities	153	419	(706)	743	608
Mortgages and other loans	433	99	(71)	(342)	119

SUBTOTAL (a)	1,219	1,823	(1,313)	(1,314)	3,043

Depreciation of real estate used
for operating purposes	1,060	134	–	(357)	837

TOTAL	2,279	1,957	(1,313)	957	3,880

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.

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9. Separate Account (unit-linked) Assets

Assets that back separate account (unit-linked) contracts and stated at market value (refer to Note 3-5 on accounting principles) are presented in the table below. “Holdings in other mutual funds” essentially consisted of investments by the French Life & Savings insurance companies in mutual funds that invest predominantly in real estate.

Separate account (unit-linked) assets

	At December 31,
(in euro millions)	2003	2002

Real estate investments	3,511	4,531
Equity securities and other variable yield securities	59,492	48,837
Holdings in equity investment-based mutual funds	6,510	6,613
Fixed maturities and other fixed income securities	14,076	13,828
Holdings in fixed maturity-based mutual funds	2,686	2,978
Holdings in other mutual funds	14,726	13,671

TOTAL SEPARATE ACCOUNT (UNIT-LINKED) ASSETS	101,002	90,458

Changes in value are recorded under “Net investment result”.

10.  Assets from the Banking Sector and Other Activities

Assets from the banking sector and other activities are presented in note 8 above.

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11. Investments in Affiliated Companies (Equity Method)

An analysis of the investments in affiliated companies (accounted for by using the equity method) is given below.

	Carrying value			Carrying value	Contribution
	at January	Change	Other	at December	to 2003
(in euro millions)	1, 2003	in Scope	changes (a)	31, 2003	Net income

AXA Germany affiliates:
– Général Ré - CKAG	653	(653)	–	–	–
AXA Asia Pacific Holdings affiliates:
– NM Home Loans Trust	65	–	(31)	34	–
– NM Property Trust	78	–	9	87	7
– Ticor	35	–	30	64	1
– Other affiliates	868	(19)	(65)	784	3
AXA Seguros affiliates
– Hilo Direct de seguros y reaseguros	39	–	(18)	21	3
AXA France Assurances affiliates
– Argovie	26	–	2	29	2
AXA Insurance Hong Kong	69	–	(8)	60	7
AXA Insurance Singapore	49	–	(4)	45	3
AXA Oyak Sigorta	59	–	(0)	58	14
Other affiliates	153	(60)	(21)	71	1

TOTAL	2,093	(732)	(107)	1,254	41

(a)	Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

	Carrying value			Carrying value	Contribution
	at January	Change	Other	at December	to 2002
(in euro millions)	1, 2002	in Scope	changes (a)	31, 2002	Net income

AXA Germany affiliates:
– General Ré-CKAG	653	–	–	653	–
AXA Asia Pacific Holdings affiliates:
– NM Home Loans Trust	69	–	(5)	65	–
– NM Property Trust	85	–	(7)	78	(2)
– Ticor	31	–	3	35	6
– Other affiliates	678	247	(58)	868	(17)
AXA Seguros affiliates
– Hilo Direct de seguros y reaseguros	–	39	–	39	4
AXA France Assurances affiliates
– Argovie	–	26	–	26	2
AXA Insurance Hong Kong	–	69	–	69	6
AXA Insurance Singapore	–	49	–	49	3
AXA Oyak Sigorta	–	59	–	59	0
Other affiliates (b)	51	97	4	153	21

TOTAL	1,569	586	(63)	2,093	23

(a)	Includes foreign currency fluctuations and net income for the period adjusted for dividends received.
(b)	Includes €60 million from Hungarian and Austrian entities in application of Regulation 99-02 and €37 million from Compagnie Financière de Paris Crédit, which was equity-accounted from 2002.

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	Carrying value			Carrying value	Contribution
	at January	Change	Other	at December	to 2001
(in euro millions)	1, 2001	in Scope	changes (a)	31, 2001	Net income

AXA Germany affiliates:
– Général Ré - CKAG	653	–	–	653	–
AXA Asia Pacific Holdings affiliates:
– NM Home Loans Trust	74	–	(5)	69	–
– NM Property Trust	89	–	(4)	85	(2)
– Ticor	63	–	(32)	31	5
– Other affiliates	229	490	(40)	678	8
Banque Worms	54	(54)	–	–	–
Other affiliates	55	1	(5)	51	7

TOTAL	1,217	438	(85)	1,569	17

(a) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

The change in scope in 2001 was related to the sale of Banque Worms and the treatment of real estate entities in Australia and New Zealand as investments under the equity method (previously fully consolidated).

The 2002 changes in scope were mainly related to entities that were consolidated under the equity method in 2002 (and which were previously fully consolidated), since they no longer met Group materiality requirements. The complete list of these entities is available in Note 4. The change in scope on AXA Asia Pacific Holdings subsidiaries (€247 million) was linked to the increase in ownership percentages.

The 2003 changes in scope resulted from the sale of the stake in Colonia Re JV (€–654 million), the disposal of AXA Asia Pacific Holdings subsidiary Members Equity (€–19 million) and the sale of Austria and Hungary operational activities(€–60 million).

For the years ended December 31, 2003, 2002 and 2001, AXA received cash dividends from companies accounted for by the equity method of €72 million, €46 million and €63 million respectively. The increase in dividends received in 2003 related to the dividends paid by the Australian entities.

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12.  Receivables and Payables from Insurance and Reinsurance Activities

The receivables and payables from insurance and reinsurance activities are as follows:

	Receivables
	Gross book		Carrying
(in euro millions)	value	Provisions	value	Payables

Deposits and guarantees	2,235	–	2,235	1,598
Current accounts from other companies	3,010	(109)	2,901	2,590
Policyholders, brokers, general agents	3,551	(203)	3,348	3,587
Estimated premiums not yet recorded	2,025	–	2,025	–
Other	1,272	(99)	1,172	537

Total at December 31, 2003	12,092	(411)	11,680	8,312

Total at December 31, 2002	14,379	(376)	14,003	8,299

13. Cash and Cash Equivalents

Cash and cash equivalent are mainly liquid and short-term investments. The table below details those cash and cash equivalents by segment.

	At December 31,
(in euro millions)	2003	2002

Cash and cash equivalents	19,428	17,592
From insurance activities	16,445	16,362
From banking activities	211	259
From other companies	2,772	971

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14. Deferred Acquisition Costs

The table below presents the deferred acquisition costs (DAC) by insurance segment:

		At December 31, 2003			At
	Life &	Property &	International		December
(in euro millions)	Savings	Casualty	Insurance	TOTAL	31, 2002

Deferred acquisition costs
on unearned premiums	0	1,102	171	1,273	1,408

Other deferred acquisition costs
– gross of unearned
revenue reserves	11,384			11,384	11,395
– unearned revenue reserves	(1,664)			(1,664)	(1,837)
Other deferred acquisition costs (net)	9,720			9,720	9,557

TOTAL DEFERRED ACQUISITION COSTS	9,721	1,102	171	10,993	10,965

Changes in other deferred acquisition costs in the Life & Savings segment are provided below:

			Years ended December 31,
(in euro millions)			2003	2002	2001

Other deferred acquisition costs (net of unearned revenue reserves)
Balance beginning of year			9,557	9,613	8,154
Impact of New French GAAP restatements			–	–	(47)
Capitalized costs			2,308	2,137	2,265
Accrued interest			602	640	707
Amortization expense			(1,550)	(1,397)	(1,632)
Net change in unearned revenue reserve			(32)	(170)	(161)
Impact of foreign currency fluctuations			(1,158)	(1,192)	344
Other			(7)	(72)	(18)

YEAR-END BALANCE			9,720	9,557	9,613

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15. Shareholder’s Equity

Changes in consolidated shareholder’s equity in the last three years are presented in the table below:

				Retained	Share-	Number
		Capital	Retained	earnings	holders’	of ordinary
		in excess	earnings	for the	equity	shares
	Nominal	of nominal	brought	financial	(in euro	outstanding
	value	value	forward	year	millions)	(in millions)

Balance at December 31, 2000	3,809	12,380	676	7,456	24,321	1,665

– Impact of New French GAAP restatements	–	–	(593)	–	(593)	–
– Conversion of 4.5% mandatorily
convertible bonds at maturity	66	254	–	–	320	29
– “Squeeze out merger in the buyout of minority
interests in AXA Financial, Inc.”	45	692	–	–	737	20
– Impact of change in methodology
(AXA Equity & Law Inherited Estate)	–	–	(79)	–	(79)	–
– Exercise of share options	9	22	–	–	31	3
– Employee stock purchase program
(July and December 2002)	42	279	–	–	321	18
– Cash dividend	–	–	(1,053)	–	(1,053)	–
– Impact of foreign currency fluctuations	–	–	300	–	300	–
– Other	–	–	(49)	–	(49)	–
– Net income	–	–	–	520	520	–

Balance at December 31, 2001					24,780	1,734

– Employee stock purchase program
(July and December 2002)	62	192	–	–	254	27
– Exercise of share options	2	6	–	–	8	1
– Cash dividends	–	–	(1,117)	–	(1,117)	–
– Impact of foreign currency fluctuations	–	–	(1,197)	–	(1,197)	–
– Other	–	–	34	–	34	–
– Net Income	–	–	–	949	949	–

Balance at December 31, 2002	4,035	13,824	(3,076)	8,925	23,711	1,762

– Employee stock purchase program
(July and December 2003)	35	154	–	–	189	15
– Exercise of share options	2	6	–	–	8	1
– Cash dividends (a)	–	–	(680)	–	(680)	–
– Impact of foreign currency fluctuations	–	–	(985)	–	(985)	–
– Other (b)	–	–	154	–	154	–
– Net Income	–	–	–	1,005	1,005	–

Balance at December 31, 2003	4,072	13,984	(4,587)	9,930	23,401	1,778

(a)	Includes the dividend of €599 million and the related supplemental tax charge of €81 million.
(b)	Including €181 million in couterpart of an exceptional amortization of a goodwill which was offset against shareholder’s equity in 1997 at the time of purchase of German operations by the Group.This exceptional amortization of goodwill has been posted following the release of a provision set-up at the time of acquisition, this release was due to the disposal, during 2003, of Colonia Re participation to General Re.

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16. Minority Interests

(in euro millions)	2003	2002	2001

MINORITY INTERESTS AT JANUARY 1,	2,812	3,049	3,702

Impact of New French GAAP restatements	–	–	(16)
Acquisitions	(73)	(129)	(228)
Dividends paid by consolidated subsidiaries	(326)	(467)	(560)
Impact of foreign currency fluctuations	(182)	(375)	68
Other changes (including internal restructurings)	(4)	6	58
Minority interests in income of consolidated subsidiaries	243	368	385

MINORITY INTERESTS AT DECEMBER 31,	2,469	2,812	3,409

Changes in Consolidation Scope and Impact of Acquisitions

The €228 million decrease in 2001 primarily related to the deconsolidation of AXA Millésimes (€–135 million) and of real estate companies in Australia and New-Zealand as well as the exercise of Alliance Capital stock-options of €22 million (decreasing AXA’s ownership interest from 52.64% at December 31, 2000 to 52.28% at Decem-ber 31, 2001).

In 2002, the principal change of €113 million was attributable to the 3.4% increase in Group’s interest in Alliance Capital (from 52.3% to 55.7%) as 8.16 million units were bought back from former Sanford Bernstein shareholders. In 2003, the change arose mainly from:

  the acquisition of BNP Paribas’ stake in AXA RE subsidiary SPS RE: €–49 million the buyout of around 1% of minority interests in Germany: €–26 million

Minority Interests

The minority interests’ share of total equity in 2003 included €1,288 million in respect of Alliance Capital, with the remaining balance relating to non-wholly owned operations in Australia / New Zealand, Germany and Japan.

17. Other Equity

There has been no other equity since December 31, 2001.

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18. Subordinated Debt

At December 31, 2003, subordinated debt totaled €8,453 million (2002: €8,300 million), and broke down as follows:

(in euro millions at December 31)	2003	2002

AXA, The Company
Subordinated Perpetual Notes, variable (US $ and euro)	1,772	941
Perpetual Notes, 3.29% / variable (Yen)	200	217
Subordinated Convertible Notes, 2.5% due 2014 (euro)	1,518	1,518
Subordinated Perpetual Debt (euro)	234	234
Subordinated Perpetual Notes, 7.25% (euro)	500	500
Subordinated Convertible Notes, 3.75% due 2017 (euro)	1,099	1,099
Subordinated Convertible Notes, variable, due 2020 (euro)	215	215
U.S. registered subordinated debt, 8.60%, 2030 (US $)	990	1,192
U.S. registered subordinated debt, 7.125%, 2020 (GBP)	461	500
U.S. registered subordinated debt, 6.75%, 2020 (euro)	1,070	1,070
Amount of derivatives hedging subordinated debt	(527)	(289)
AXA Financial
Surplus Notes, 6.95% due 2005	316	381
Surplus Notes, 7.70% due 2015	159	191
AXA Life Japan (formerly Nichidan Life)
Subordinated Notes, variable, due 2010	–	144
AXA Bank Belgium (formerly IPPA Bank)
Subordinated Notes, 3.14% to 6.90%, through 2008	308	156
Other subordinated debt (under euro 100 million each)	138	232

TOTAL	8,453	8,300

At December 31, 2003, maturing subordinated debt due in 2004 and the following four years totaled €38 million in 2004, €336 million in 2005, €0.1 million in 2006, nil in 2007 and €50 million in 2008, followed by €8,028 million thereafter.

In 2003, the Group’s borrowings and subordinated debt increased by €153 million, or by €615 million at constant exchange rates. The positive impact of exchange rate movements was therefore €462 million. This change was mainly the result of:

  the issue of $500 million (€396 million) and €500 million of securities as part of the Euro Medium Term Note (EMTN) Program;
  €94 million of new debt issued by AXA Bank Belgium1 due to strong loan production in 2003; partially offset by:
  the repayment of €144 million of external debts by AXA Life Japan, which is now financed internally by AXA SA;
  a €238 million positive impact from currency derivatives, arising from the strengthening of the euro against other currencies.

In 2002, the impact of exchange rate movements (€–582 million) accounted for most of the €–568 million decrease compared to 2001.

(1)	At December 31, 2003, subordinated bonds issued by AXA Bank Belgium and previously included in the “Other subordinated debt”caption are now shown separately, along with securities previously issued by the company (€59 million in 2002), in the table above.

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19. Insurance Liabilities

The table below sets out insurance liabilities by segment:

			Property		International
	Life & Savings		& Casualty (a)		Insurance (a)		Total	Insurance
(in euro millions, at December 31)	2003	2002	2003	2002	2003	2002	2003	2002

Gross insurance reserves:
– Future policy benefits	207,533	209,800	27	20	177	216	207,737	210,037
– Claim reserves	5,153	5,196	24,208	23,730	10,104	11,533	39,465	40,459
– Other reserves	2,471	2,360	2,979	2,824	123	87	5,572	5,272
– Unearned premiums reserves	78	560	5,623	5,037	1,057	1,807	6,758	7,405
– Total insurance liabilities,
gross of reinsurance ceded	215,234	217,916	32,836	31,612	11,461	13,644	259,532	263,172

– Separate account (unit-linked)
liabilities, gross of reinsurance ceded	101,069	90,011	–	–	–	–	101,069	90,011

Less reinsurance ceded on:
– Future policy benefits	3,133	3,410	–	–	6	7	3,140	3,417
– Claim reserves and others reserves	423	400	2,219	2,405	2,362	3,333	5,003	6,138
– Unearned premiums reserves	1	2	121	107	205	247	327	355
Total reinsurance ceded
on insurance liabilities	3,557	3,812	2,340	2,512	2,573	3,586	8,470	9,910

Reinsurance ceded on separate
account (unit-linked) liabilities	19	20	–	–	–	–	19	20

TOTAL INSURANCE LIABILITIES,
NET OF REINSURANCE CEDED	312,728	304,096	30,496	29,100	8,888	10,057	352,112	343,253

Which includes:
– Policyholders’ participation (bonuses),
excluding UK “With-Profit” business	8,894	9,737
– UK “With-Profit” business liabilities	29,119	30,745

(a) Transfert as at January 1, 2002 of UK discontinued business from “Property & Casualty” to “International Insurance” for €988 million.

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The movement in insurance reserves (gross of reinsurance) for the Property & Casualty and International Insurance segments is presented below.

	2003		2002		2001
	Property	International	Property	International	Property	International
(in euro millions)	& Casualty	Insurance	& Casualty	Insurance	& Casualty	Insurance

Gross claims reserves to be paid, January 1	23,730	11,533	25,162	11,841	24,012	8,602
Changes in scope of consolidation, portfolio
transfers and change in accounting principles (a)	102	(90)	(1,619)	1,136	191	(9)
Impact of foreign currency fluctuations (b)	(238)	(1,015)	(479)	(1,345)	58	235
	23,594	10,428	23,064	11,632	24,261	8,828

Provision attributable to the current year	11,245	2,661	10,884	2,904	12,125	5,100
Increase (decrease) in provision attributable
to prior years	(331)	(25)	(118)	1,008	(262)	920
Total claims and claims expenses	10,914	2,636	10,766	3,912	11,863	6,020

Claims and claims expenses attributable
to current year	(4,660)	(768)	(4,279)	(1,266)	(4,882)	(1,264)
Claims and claims expenses attributable
to prior years	(5,641)	(2,192)	(5,820)	(2,744)	(6,080)	(1,743)
Total payments	(10,301)	(2,960)	(10,099)	(4,011)	(10,962)	(3,006)

Gross claims reserves to be paid,
December 31	24,208	10,104	23,730	11,533	25,162	11,841

(a)	Changes in the scope of consolidation are mainly due to the transfer of UK discontinued business from Property & Casualty to International Insurance (€1,142 million at January 1, 2002), the disposal of the activities in Austria and Hungary (€234 million) and the removal or addition of entities accounted for by the equity method, mainly Hong Kong Property & Casualty (€176 million), Direct Assurances (Spain, €48 million) and Singapore Property & Casualty (€60 million).
(b)	International Insurance currency fluctuations in 2002 are mainly due to World Trade Center insurance reserves (accounted for in dollars).

ENVIRONMENTAL POLLUTION, ASBESTOS AND OTHER EXPOSURES

In prior years, AXA issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. Its insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims. AXA has received and continues to receive notices of potential claims asserting environmental and asbestos losses under insurance policies issued or reinsured by AXA. Such claim notices are frequently merely precautionary in nature. There are significant uncertainties that affect the insurance companies’ ability to estimate future losses for these types of claims and there are a number of issues now being litigated, which may ultimately determine whether and to what extent insurance coverage exists. In France, the French Supreme Court (Cour de Cassation) has recently extended the notion of inexcusable offense to occupational diseases. AXA companies concerned by this new case law are reviewing their portfolio so as to identify the contracts that may be concerned by this extended guarantee.

Under insurance and reinsurance contracts related to environmental pollution and asbestos, AXA paid claims and legal costs of €53 million in 2003 (2002: €45 million and 2001: €77 million). At December 31, 2003, AXA had made cumulative payments relating to such contracts of €536 million (2002: €377 million). The main reason for this change, alongside payments made during the year, was the adjustment of the declared amount of payments taking place prior to the acquisitions of GRE (Guardian Royal Exchange) and AXA Provincial in the UK, which did not affect 2003 results.

At December 31, 2003, AXA had insurance claim reserves (gross of reinsurance) of €944 million or €858 million net of reinsurance (2002: €909 million gross of reinsurance and €825 million net of reinsurance), including (i) €365 million for reported claims (2002: €350 million) and (ii) €579 million for IBNR (incurred but not reported) claims (2002: €559 million). The IBNR liabilities are estimated and evaluated regularly based on information received by management. AXA carefully monitors potential claims for which it has received notice.

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20. Provisions for Risks and Charges

		At December 31,
(in euro millions)		2003	2002	2001

	Deferred taxes (a)	1,954	4,592	4,420
I	Pension obligations and other similar liabilities	2,726	2,865	2,953
II	Provision for restructuring costs	141	154	368
	Provision for real estate companies	40	28	67
III	Other provisions	2,057	2,136	2,744

TOTAL		6,918	9,775	10,553

(a)	Deferred tax positions on the balance sheet are analysed in Note 21.

I. EMPLOYEE BENEFITS

Long-term liabilities of employee benefit plans are calculated according to the “preferred method” under French regulations (refer to note 2 “Significant accounting Policies”).

Defined contribution plans1

The cost of the contributions paid is an expense in the statement of income, and amounted to € 58 million for the year ended December 31, 2003.

Defined benefit plans1

The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie.

The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates are as follows:

December 2003 calculation assumptions:	Europe	North America	Japan	Others

Pension benefit obligation - assumptions at year-end

Discount rate	5.5%	6.3%	1.1%	6.4%
Salary increase for future years	3.6%	6.2%	2.5%	3.6%

Net periodic pension cost - assumptions at beginning of year

Discount rate	5.5%	6.8%	2.3%	6.6%
Expected rate of return on plan assets	6.2%	8.4%	1.3%	8.2%
Salary increase for future years	3.5%	7.0%	2.5%	4.4%

(1)	Refer to note 2 “Significant accounting Policies”.

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December 2002 calculation assumptions:	Europe	North America	Japan	Others

Pension benefit obligation - assumptions at year-end

Discount rate	5.5%	6.8%	2.3%	6.6%
Salary increase for future years	3.5%	7.0%	2.5%	4.4%

Net periodic pension cost - assumptions at beginning of year

Discount rate	5.8%	7.2%	2.3%	6.6%
Expected rate of return on plan assets	6.5%	9.0%	3.5%	8.2%
Salary increase for future years	3.5%	7.0%	2.5%	4.4%

Annual change in pension plan liabilities

A yearly evolution of the PBO1 is made based on the following items:

  service cost (representing the increase in the PBO attributable to one year of additional service), interest cost (cost of one year less discount),
  benefits paid,
  actuarial gain or losses (change in long term assumptions, change in staff,...), change in plans.

Given the long-term trend of employee benefit liabilities, the changes due to financial market variations and other actuarial gains or losses are amortized2 over the liability duration (approximately 15 years). They are brought into the income statement as an expense starting in the following accounting year.

Balance sheet information

The balance sheet information for employee benefits captures the difference between the Projected Benefit Obligation (“PBO”) and the market value of the corresponding invested plan assets, increased by the unrecognized loss or decreased by the unrecognized gains. When this difference is positive a contingency and loss reserve is booked within the balance sheet liability. When it is negative, an asset is recorded in the balance sheet.

The following table sets forth the change in benefit obligation and change in plan assets associated with various pension plan and post-retirement benefits sponsored by AXA. The amounts are recognized in the accompanying balance sheets as at December 31, 2003 and 2002.

(1)	Projected Benefit Obligation.
(2)	For the amount which exceeds the 10% corridor (the greater of 10% of the present value of future benefits paid and 10% of the fair value of plan assets).

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	Pension benefits		Other benefits
(in euro millions)	2003	2002	2003	2002

Change in benefit obligation:
Benefit obligation, beginning of year	8,762	9,010	567	578
Service cost	176	180	5	6
Interest cost	451	495	32	38
Amendments	(24)	(67)	(23)	(27)
Actuarial (gains) or losses	308	243	57	92
Benefits paid	(378)	(354)	(4)	(5)
Benefits directly paid by the employer	(70)	(95)	(28)	(35)
Effect of foreign currency fluctuation	(618)	(650)	(80)	(81)

Benefit obligation, end of year (A)	8,609	8,762	524	567

Change in plant assets:
Fair value of plan assets, beginning of year	5,531	6,876	7	7
Actuarial return on plan assets	728	(813)	1	1
Employer contributions	138	467	3	1
Employees contributions	16	9	2	1
Net transfers (a)	(33)	(77)	–	–
Benefits paid	(378)	(354)	(4)	(4)
Effect of foreign currency translation	(476)	(577)	–	–

Fair value of plan assets, end of year (B)	5,526	5,531	8	7

Funded status (B) - (A)	(3,083)	(3,231)	(516)	(560)

Unrecognized (gains) and losses (b)	3,126	3,517	130	119

Net position	43	285	(386)	(441)

Recorded in the balance sheet for plans:
With a positive net position (Asset)	1,824	2,029	–	–
With a negative net position (Liability)	(1,781)	(1,743)	(386)	(441)

(a)	This amount does not necessarily equal to the amount used in the PBO calculation because pension plans are not always covered (fully funded) by assets.
(b)	That is, not yet recorded in financial statements.

Net periodic benefit cost

The net periodic benefit cost, that is, the annual expense for employee benefits recorded in the income statement, for the years ended December 31, 2003, and 2002 is presented below:

	Pension benefits		Other benefits
(in euro millions)	2003	2002	2003	2001

Service cost	176	180	5	6
Interest cost	451	495	32	38
Expected return on plan assets	(435)	(524)	–	–
Amortization of unrecognized amounts (a)	118	37	3	–
Settlement / Curtailment and Employee contributions	6	12	(6)	(1)

Net Periodic Benefit Cost	316	201	34	43

(a) Mainly pre-retirement benefits.

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The balance sheet evolution for a defined benefit plan is function therefore of:

  the accumulated cost recorded in the income statement,
  the accumulated benefits directly paid by the employer, and the accumulated employer contributions to the plan.
	Pension Benefits		Other Benefits
(in euro millions)	2003	2002	2003	2002

Beginning of year net position	285	42	(441)	(511)
Net periodic benefit cost	(316)	(201)	(34)	(43)
Benefits paid by the employer	70	95	28	35
Employer contributions	138	467	3	1
Effect of foreign currency fluctuation	(133)	(118)	58	76

End of year net position	43	285	(386)	(441)

The overall amount of liabilities recorded in the balance sheet for pension benefits and other similar obligations are the following.

(in euro millions)	2003	2002

Negative net position:
Pension benefits & other benefits (a)	2,167	2,184
Other social liabilities (b)	559	681

Total	2,726	2,865

(a)	Represents the sum of the negative net position of the pension benefits (€1,781 million) and other social liabilities (€386 million).
(b)	Mainly pre-retirement benefits.

AXA uses December 31th measurement date for a majority of its pension plans and other post-retirement plans.

Other employment benefits

AXA provides certain medical and life insurance benefits (“post-retirement benefits”) to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA funds post-retirement benefits costs as the benefits are utilized, and made post-retirement benefits payments of €32 million, €40 million and €41 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The post-retirement benefits are principally in the US Life & Savings operations whereby the assumed health care cost trend rate used in measuring the accumulated post-retirement benefits obligation in 2003 was 8.50%, gradually declining to 5.0% in 2013 (2002: 9.0% gradually declining to 5.0% in 2012). If the health care cost trend rate assumptions were increased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2003 would be increased by 0.3%, representing an 0.3% increase in the sum of the service cost and interest cost. If the health care cost trend rate assumptions were decreased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2003 would be decreased by 0.5% representing a 0.5% increase on the sum of the service cost and interest cost. The limited impact of the change in trend rate assumptions reflects the application of AXA Financial’s contribution limit.

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On December 8, 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “2003 Medicare Act”) was signed into law in the United States of America. With respect to the U.S. in respect of postre-tirement benefits plans, it introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an “actuarially equivalent” prescription drug benefit. Detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. Similarly, certain accounting issues raised by the 2003 Medicare Act are pending further discussion and resolution, thereby further reducing the likelihood at this time of producing a sufficiently reliable measure of the effects of the 2003 Medicare Act. Consequently, and following the guidance of the U.S. Financial Accounting Standards Board staff, measures of the accumulated postretirement benefits obligation and the net periodic postretirement benefits costs above do not reflect the effects of the 2003 Medicare Act on the plan. This election to defer accounting for the effects of the 2003 Medicare Act generally will continue to apply until authoritative guidance on the accounting for the Federal subsidy is issued.

II. PROVISIONS FOR RESTRUCTURING COSTS

	2003			2002
	Provisions			Provisions
	established			established
	in purchase	Other		in purchase	Other
(in euro millions)	accounting	provisions	Total	accounting	provisions	Total

Provisions at January 1,	38	116	154	145	224	368

Reclassification (a)	–	–	–	(89)	16	(74)
Additions to existing provisions
Purchase accounting adjustment	6	–	6	2	–	2
Through net income	7	24	31	0	26	26
Provisions utilized	(21)	(76)	(97)	(15)	(141)	(156)
Release of provision
Purchase accounting adjustment	–	–	–			–
Through net income	(0)	(14)	(15)	(1)	(1)	(2)
Other changes	(1)	62	61	(3)	(7)	(10)

Provisions at December 31,	29	112	141	38	116	154

(a) In 2002, AXA Belgium reclassified €74 million of provision for restructuring costs to pension obligations.

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The low level of additional provisions recorded in 2003 was due to the lack of significant acquisitions in 2003 and 2002. The main part of purchase accounting provisions booked in 2003 relate to AXA France Vie (€6 million). These provisions were transferred by AXA France Collectives in respect of restructuring costs, and were released in full during the year.

Most of the other provisions (€24 million) took place in the USA, Japan and the UK.

In 2003, €45 million of provisions were used for “early retirement” measures in France. €6 million of provisions for site restructuring were released. Provisions were also used for restructuring costs at AXA Financial (€12 million), in Australia and New Zealand (€6 million), in Belgium (€4 million) and in the UK (€1 million).

III. OTHER PROVISIONS

Compared to 2002, the other provisions fell by €79 million in 2003, but increased by €132 million at constant exchange rates, the additional allowances (AXA SA and AXA France) being offset by the utilization of provisions at AXA Financial and Banque Worms.

At 31 December 2003, other provisions mainly include the following:

  The remaining €483 million balance of the provision set up in 2000 to offset the dilution profit realized by AXA Financial when acquiring Sanford C. Bernstein, Inc. This balance was €583 million in 2002, and the change was due to exchange rate movements.
  The remaining €122 million balance on the provisions recorded in 2000 in connection with the sale of Banque Worms, (€66 million have been released in 2003).
  A provision of €193 million associated with the cost of settling/exchanging outstanding share options of AXA Financial. This provision decreased by €84 million in 2003 (€44 million at constant exchange rates) mainly due to the exercise of these options.
  Provisions for the deferred compensation plans of AXA Financial (€155 million) and Alliance Capital (€159 million).
  €161 million of provisions for discounts on convertible bonds at AXA SA. These provisions have started to be recorded in 2002.
  Provisions for legal disputes, mainly in France (€71 million), the UK (€18 million) and Belgium (€15 million).
  Provisions to cover “end-of-career” measures (€63 million), all of which were recorded in 2003 in France.
  Provisions for the vacating of premises, mainly in France (€30 million) and the UK (€22 million).

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21. Tax

21.1. DEFERRED TAX
An analysis of deferred tax is given below:

	At December 31, 2003	At December 31, 2002
(in euro millions)	Net Deferred Tax (a)	Net Deferred Tax (a)

Investments	(266)	(824)
Insurance operations	(724)	(647)
Compensation and related benefits	299	559
Other	789	1,084

TOTAL	98	171

Net Deferred Tax (liability)	(1.954)	(4,592)
Net Deferred Tax (assets)	2.053	4,763

(a)	As of 2003, deferred tax positions on the balance sheet are stated net at the level of the heads of local tax consolidation groups and distinct tax entities.

At end-2003, the net deferred tax balance was €+98 million (2002: €+171 million). The decrease of €73 million, or € 157 million at constant exchange rates, was due to:

  In Japan, an increase in the deferred tax asset valuation allowance (€–161 million).
  In the United States (€–99 million), the impact of deferred tax liability release (€211 million) following the review of the deferred tax positions, more than offset the deferred tax liability generated by the increase in operational activity.
  In Germany, an impact of €+73 million in Germany, mainly due to (i) the release of a provision booked at the time of acquiring German activities in 1997, following the Group’s 2003 sale of its stake in Colonia Re JV to General Re (€+282 million), (ii) a local equalization provision, restated in the consolidated figures (€–132 million) and (iii) the impact of taking into account dividends receivable (€–123 million).
21.2 INCOME TAX EXPENSES

	Year ended December 31,
(in euro millions)	2003	2002	2001

French income tax (expense) benefit:	(276)	(152)	(18)
Current	(202)	(19)	(203)
Deferred	(74)	(133)	185
Foreign income tax (expense) benefit:	(260)	(274)	(27)
Current	(27)	79	68
Deferred	(232)	(353)	(94)

TOTAL	(536)	(426)	(45)

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The provisions for income taxes are different from the amounts determined by multiplying pre-tax income by the French statutory income tax rate (35.43% in 2003 and 2002, 36.43% in 2001). The sources of differences from the statutory rate and the tax effect of each are as follows:

	Year ended December 31,
(in euro millions)	2003	2002	2001

Income tax expense at French statutory base rate	(617)	(609)	(340)
Impact of different foreign statutory rates	85	5	(35)
Permanent differences relating to:
– Investments	148	495	321
– Operating expenses and other	(275)	(271)	(379)
Utilization of losses carried forward	27	(38)	80
Impact of difference between the statutory tax rate
and the effective tax rate	96	(7)	309

INCOME TAX EXPENSE	(536)	(426)	(45)

In 2001, the income tax expense was affected by the German tax reform: from January 1, 2002 realized gains on equity securities were no longer subject to tax. Consequently, the deferred tax liability that had been recorded on unrealized capital gains at the time of acquisition was released. The total release of deferred tax liability amounted to €221 million (100%). In addition, a deferred tax asset (€130 million) had been recorded on non tax-exempt provisions for run-off financial services and €63 million had been utilized on Sicher Direct fiscal losses in Germany.

In 2002, in the United States, the IRS adopted a more favorable position on the treatment of financial revenues from investments related to separate account investments, leading to a €152 million tax credit.

In 2003, the difference between the theoretical and actual tax charges was mainly due to:

– €148 million of permanent differences on financial revenues and chargesmostly relating to the parent-subsidiary tax regime (€82 million) mainly in France,

–   permanent differences on other revenues and charges, mainly relating to cumulative goodwill amortization amounting to €275 million,

– €96 million of differences and the impact of tax rate changes, including (i) the release of a provision booked at the time of acquiring German activities in 1997, following the Group’s 2003 sale of its stake in Colonia Re JV to General Re (€+80 million before the impact of the exceptional goodwill amortization included in the permanent differences on other revenues and charges), (ii) in the United States, the impact of deferred tax liability release (€211 million) following the review of the deferred tax positions, partially offset by (iii) the €149 million impact of deferred tax depreciation in Japan.

Some companies in the AXA Group are subject to examination by tax authorities. Reserves booked for the tax issues that have not been contested by the Group are evaluated as appropriate.

At December 31, 2003, AXA’s consolidated deferred tax assets, net of valuation allowances, included tax benefits attributable to tax loss carry-forwards of €595 million (2002: €737 million). The principal countries and entities with tax loss carry-forwards at December 31, 2003 included Japan (€153 million vs. €327 million in 2002), the UK (€330 million vs. €309 million in 2002), AXA Re (€46 million vs. €2 million in 2002), Morocco (€15 million vs. €37 million in 2002) and Australia and New Zealand (€10 million vs. €39 million in 2002).

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22. Non-subordinated debt instruments Issued

(At December 31, in euro millions)	2003	2002

FINANCING DEBT	4,459	3,622
AXA, The Company:
Euro Medium Term Notes, 6.0%, due through 2013	1,350	1,370
ORAN bonds (bonds redeemable in shares or cash)	1,389	–
Commercial Paper	120	–
Others	9	22
AXA Germany:
Redeemable Notes, 6.0%	–	258
AXA Financial, Inc.:
Senior Notes, 7.75% due 2010	378	455
Senior debentures, 7.0% due 2028	276	332
Senior Notes, 6.5% due 2008	198	238
Senior Notes, 9.0% due 2004	237	286
Senior Notes, 7.30% due through 2003	–	74
AXA UK Holdings:
Loan notes, 6.625%, due 2023	219	238
Wholly-owned and Joint venture Real Estate (AXA Financial, Inc.):
Mortgage Notes, 4.92% due through 2017	277	334
Other financing debt (under euro 100 million each)	6	16

OPERATING DEBT	697	1,060
Alliance Capital:
Senior Notes, 5.625% due 2006	320	386
Commercial Paper program	–	21
French banks:
AXA Banque	41	357
AXA SA operating debts on behalf of its French, UK and German subsidiaries	162	232
Other Financial Services in France
Fonds immobilier Paris Office Funds (FIPOF)	62	63
Other	112	1

TOTAL	5,156	4,682

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At December 31, 2003, aggregate maturies of non-subordinated debt issued by AXA and its subsidiaries based on required payment of principal at maturity for 2004, the four succeeding years and thereafter totaled €2,355 million in 2004, €348 million in 2005, €338 million in 2006, €3 million in 2007, €348 million in 2008 and the remainder (€1,764 million) thereafter.

Non-subordinated debt increased by €474 million in 2003, or by €864 million at constant exchange rates. Movements in exchange rates therefore had a €390 million positive impact. This increase was mainly due to: 1) An increase in financing debt (€1,161 million at constant exchange rates) relating mainly to:

  the issue of ORAN bonds (bonds redeemable in shares or cash), through the exercise of warrants allocated free of charge to AXA shareholders as part of the MONY transaction for a total mount of €1,389 million:
    partly offset by the €258 million redemption of mandatory convertible bonds (bearing interest at 6%) issued by AXA Colonia Konzern Finance in 1998, and the partial redemption of AXA Financial senior bonds (€–296 million or €–73 million at constant exchange rates).

2) A reduction in operating debt (€–297 million at constant exchange rates) relating mainly to:

  AXA Banque (€–316 million) which, after absorbing Banque Directe, became a net lender in the market, and as a result was able to repay maturing debts without raising new money on the market, partly offset by an increase in other operating debt, arising from the entry of Vendôme Haussmann into the scope of consolidation (€+95 million).

The main changes in 2002 were as follows:

  favorable foreign exchange impact (€–528 million),
  the repayment of the Company’s commercial paper issued in 2000 (€–826 million), the partial repayment of AXA Financial senior bonds (€–53 million);

partly offset by:

  a €532 million issue carried out under the Company’s Euro Medium Term Note Program (“EMTN”), a decrease in operating debt (€–185 million) in particular at Alliance Capital (decrease in commercial debt following issuance of senior notes in 2001) and at AXA Banque (decrease in financing needs).

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23. Amounts Owed to Credit Institutions

(At December 31, in euro millions)	2003	2002

FINANCING DEBT	29	304
AXA
Other	–	254
Other	29	50

OPERATING DEBT	2,806	3,636
Other financial services in France
Compagnie Financière de Paris	17	93
AXA Banque	266	408
Other financial services in Germany
Colonia Bausparkasse	190	350
AXA Vorsorgebank	241	213
Other financial services in Belgium
AXA Bank Belgium	2,090	2,570
Others	2	1
BANK OVERDRAFTS	1,016	1,077

TOTAL	3,851	5,018

The reduction in amounts owed to credit institutions in 2003 (€–1,167 million) was due to:

  a reduction in operating debt at AXA Bank Belgium (€–480 million), whose financing at the moment relies mainly on current accounts with the National Bank of Belgium, lower financing requirements at AXA Banque (€–142 million), a reduction in operating debt at Colonia Bausparkasse (€–160 million), mainly due to the reduction in regulatory liquidity requirements for real estate companies introduced at the start of 2003, repayments of other maturing credit lines by AXA SA (€–254 million).

In 2002, the €159 million reduction in debt was mainly due to the decreasing operating debt of AXA Banque (lower financing needs in 2002), CFP Crédit and AXA Bank Belgium (principally on deposit accounts).

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24. Segment Information and Technical Results

24.1 GROSS WRITTEN PREMIUMS AND FINANCIAL REVENUES

The following table presents AXA’s consolidated gross premiums and financial services revenues by segment:

Gross written premiums and financial revenues

	Years ended December 31,
(in euro millions)	2003	2002	2001

LIFE & SAVINGS	46,799	48,586	48,399
Direct premiums	42,342	46,351	46,400
Reinsurance assumed	3,944	1,696	1,513
Other	513	539	486
France	10,882	10,423	10,997
United States	13,732	12,726	11,642
United Kingdom	5,831	8,362	9,086
Japan	6,078	6,428	5,475
Germany	3,428	3,140	2,997
Belgium	2,050	1,629	1,686
Other countries	4,798	5,877	6,517

PROPERTY & CASUALTY	17,098	15,948	15,896
Direct premiums written	16,655	15,569	13,478
Reinsurance assumed	408	367	2,416
Other	35	12	2
France	4,640	4,383	4,171
Germany	2,847	2,843	3,142
United Kingdom	3,664	2,749	2,480
Belgium	1,405	1,395	1,323
Other countries	4,543	4,577	4,780

INTERNATIONAL INSURANCE	3,972	5,762	5,678
Direct premiums written	1,180	1,276	1,525
Reinsurance assumed	2,776	4,464	4,139
Other	16	22	14
AXA RE	1,913	3,472	3,560
AXA Corporate Solutions Assurance	1,550	1,762	1,698
AXA Cession	87	100	30
AXA Assistance	408	397	381
Others	14	30	9

ASSET MANAGEMENT	2,922	3,411	3,730
Alliance Capital	2,311	2,778	3,200
AXA Investment Managers	611	633	503
National Mutual Funds Management	–	–	26

OTHER FINANCIAL SERVICES	836	1,020	1,128
French banks	139	134	187
German banks	122	117	100
AXA Bank Belgium	539	717	763
Other	37	52	77

TOTAL	71,628	74,727	74,832

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24.2. SEGMENT INFORMATION

The following tables set forth the analysis of technical result by insurance segment:

Life & Savings

	Gross written premiums
	Years ended December 31,			Insurance reserves
(in euro millions)	2003	2002	2001	at December 31, 2003

Retirement/annuity/investment contracts
– Individual	25,433	24,136	22,426	183,490
– Group	4,674	5,298	4,083	35,185
Life contracts (including endowment contracts)	10,043	10,481	13,407	71,274
Health contracts (a)	4,064	6,067	5,474	9,905
Other (a)	2,073	2,065	2,522	16,449

SUB-TOTAL	46,286	48,048	47,913	316,303

Fees, commissions and other revenues	513	539	486

TOTAL	46,799	48,586	48,399

Total gross premiums include:
– Separate Account (Unit linked) contracts	15,022	14,344	16,767	101,069
– UK “With-Profit” business	1,288	3,128	3,443	29,119

(a) Since January 1, 2003, UK Health business is presented in the UK Property & Casualty segment (€1,134 millions of gross revenues in 2002).

Property & Casualty

	Gross written premiums
	Years ended December 31,			Insurance reserves
(in euro millions)	2003	2002	2001	at December 31, 2003

Personal line
– Automobile	5,550	5,686	5,880	9,958
– Property damage	2,205	2,273	2,330	1,938
– Other (a)	2,083	1,548	1,514	4,114
Commercial line
– Automobile	1,258	1,252	1,231	2,073
– Property damage	2,265	2 078	1,896	2,337
– Liability	1,242	1,111	1,058	4,762
– Other (a)	1,666	1,179	1,161	4,975
Other	794	808	825	2,681

SUB-TOTAL	17,063	15,936	15,894	32,836

Fees, commissions and other revenues	35	12	2

TOTAL	17,098	15,948	15,896

(a)	Since January 1, 2003, UK Health business is presented under lines “Other” (€1,036 million gross revenues in 2003).

International Insurance

	Gross written premiums
	Years ended December 31,
				Insurance reserves
(in euro millions)	2003	2002	2001	at December 31, 2003

Property damage	1,746	2,852	2,945	3,398
Automobile, Marine, Aviation	705	1,235	836	3,030
Casualty / Liability	608	689	470	3,645
Assistance	408	397	381	154
Other	489	566	1,032	1,233

SUB-TOTAL	3,956	5,740	5,664	11,461

Fees, commissions and other revenues	16	22	14

TOTAL	3,972	5,762	5,678

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24.3. CONSOLIDATED STATEMENTS OF INCOME BY ACTIVITY

The tables below set out AXA’s consolidated statements of income by activity:

Year ended December 31, 2003

					Other		Inter-
	Life &	Property	International	Asset	Financial	Holding	segments
	Savings	& Casualty	Insurance	Management	Services	companies	eliminations	Total
(in euro millions)	Data before intersegmentseliminations

Gross written premiums	46,299	17,093	4,065	–	–	–	(151)	67,306
Revenues from banking activities	–	–	–	–	850	–	(30)	820
Other revenues	513	35	16	3,199	16	0	(277)	3,503

Gross written premiums and
financial services revenues	46,812	17,128	4,081	3,199	866	0	(458)	71,628

Change in unearned premiums reserve	(6)	(231)	559				(2)	320
Net investment results	25,773	1,075	339	(28)	174	(423)	26	26,935

Total revenues	72,579	17,972	4,979	3,171	1,040	(423)	(434)	98,883

Insurance benefits and claims	(65,926)	(12,060)	(3,481)	–	–	–	150	(81,317)
Reinsurance ceded, net	84	(495)	(701)	–	–	–	(1)	(1,113)
Insurance acquisition expenses	(2,797)	(2,727)	(290)	–	–	–	16	(5,798)
Bank operating expenses	–	–	–	–	(519)	–	16	(502)
Administrative expenses	(2,457)	(1,865)	(313)	(2,769)	(323)	(93)	253	(7,567)

Total benefits, claims
and other deductions	1,483	826	194	402	199	(516)	–	2,587

Income tax expense	(289)	(194)	(41)	(98)	(55)	140	–	(536)

Income after income tax expense	1,194	632	154	304	144	(376)	–	2, 051

Equity in income from affiliated entities	19	24	0	–	(2)	1	–	41
Amortization of goodwill, net	(423)	(172)	(5)	(241)	(3)	–	–	(844)
Minority interests	(119)	(35)	(7)	(87)	(0)	5	–	(243)

NET INCOME	671	448	142	(24)	138	(371)	–	1,005

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Year ended December 31, 2002

					Other		Inter-
	Life &	Property	International	Asset	Financial	Holding	segments
	Savings	& Casualty	Insurance	Management	Services	companies	eliminations	Total
(in euro millions)	Data before intersegments eliminations

Gross written premiums	48,080	15,969	5,844	–	–	–	(169)	69,723
Revenues from banking activities	–	–	–	–	1,038	–	(26)	1,012
Other revenues	539	12	28	3,724	8	0	(319)	3, 992

Gross written premiums and financial
services revenues	48,619	15,981	5,872	3,724	1,046	0	(514)	74,727

Change in unearned premiums reserve	(16)	(307)	(58)	–	–	–	(2)	(382)
Net investment results	(10,684)	1,230	396	233	98	(33)	47	(8,713)

Total revenues	37,920	16,904	6,210	3,957	1,144	(33)	(470)	65,632

Insurance benefits and claims	(30,958)	(12,038)	(5,035)	–	–	–	110	(47,922)
Reinsurance ceded, net	288	(229)	(638)	–	–	–	57	(523)
Insurance acquisition expenses	(2,806)	(2,754)	(351)	–	–	–	20	(5,891)
Bank operating expenses	–	–	–	–	(625)	–	25	(600)
Administrative expenses	(2,868)	(1,658)	(367)	(2,952)	(335)	(177)	259	(8,098)

Total benefits, claims
and other deductions	1,575	224	(182)	1,005	184	(210)	–	2,597

Income tax expense	(119)	(153)	43	(140)	(64)	8	–	(426)

Income after income tax expense	1,456	71	(139)	865	120	(202)	–	2,171

Equity in income from affiliated entities	(7)	19	(1)	–	14	(2)	–	23
Amortization of goodwill, net	(319)	(113)	(27)	(405)	(14)	–	–	(877)
Minority interests	(68)	5	(9)	(242)	(1)	(53)	–	(368)

NET INCOME	1,063	(19)	(176)	218	119	(257)	–	949

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Year ended December 31, 2001

					Other		Inter-
	Life &	Property	International	Asset	Financial	Holding	segments
	Savings	& Casualty	Insurance	Management	Services	companies	eliminations	Total
(in euro millions)		Data before intersegments eliminations

Gross written premiums	47,921	15,925	5,724	–	–	–	(100)	69,471
Revenues from banking activities	–	–	–	–	1,167	–	(40)	1,127
Other revenues	486	2	27	4,100	1	1	(383)	4,234

Gross written premiums and financial
services revenues	48,407	15,928	5,751	4,100	1,168	1	(522)	74,832

Change in unearned premiums reserve	(2)	(115)	(238)	–	–	–	(0)	(355)
Net investment results	(3,531)	1,916	445	4	69	(217)	70	(1,244)

Total revenues	44,875	17,729	5,958	4,104	1,236	(217)	(452)	73,233

Insurance benefits and claims	(36,744)	(13,007)	(6,972)	–	–	–	55	(56,668)
Reinsurance ceded, net	139	(112)	1,101	–	–	–	35	1,163
Insurance acquisition expenses	(3,193)	(2,868)	(340)	–	–	–	6	(6,394)
Bank operating expenses	–	–	–	–	(874)	–	36	(838)
Administrative expenses	(3,326)	(1,803)	(299)	(3,130)	(315)	(222)	320	(8,775)

Total benefits, claims
and other deductions	1,751	(60)	(551)	974	47	(439)	–	1,721

Income tax expense	(481)	262	179	(180)	98	77	–	(45)

Income after income tax expense	1,269	201	(372)	795	145	(362)	–	1,676

Equity in income from affiliated entities	16	5	(0)	(4)	0	0	–	17
Amortization of goodwill, net	(315)	(133)	(8)	(285)	(47)	–	–	(788)
Minority interests	(48)	(22)	(5)	(353)	(1)	44	–	(385)

NET INCOME	922	52	(386)	153	97	(318)	–	520

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24.4. TECHNICAL RESULTS

The table below summarizes AXA’s technical results:

Life & Savings segment

	Years ended December 31,
		2003		2002	2001
		Cessions and
(in euro millions)	Gross	retrocessions	Net	Net	Net

Gross written premiums	46,299	(740)	45,560	47,271	47,144
Change in unearned premium reserves	(6)	(0)	(6)	(16)	(3)
Net investment result
included in technical result	10,032	–	10,032	6,340	7,454
Net change in separate account
(unit-linked) assets	14,949	–	14,949	(17,576)	(11,613)
Claims paid	(36,659)	634	(36,025)	(38,641)	(40,025)
Change in claims reserves	(115)	36	(79)	(80)	238
Change in future policy benefits	(3,160)	84	(3,076)	4,506	7,370
Change in separate account
(unit-linked) liabilities	(19,375)	(1)	(19,376)	6,537	351
Change in other technical reserves	(154)	12	(142)	70	(299)
Policyholders’ bonuses	(6,457)	2	(6,456)	(2,302)	(3,488)
Acquisition costs	(2,736)	–	(2,736)	(2,777)	(3,144)
Administrative expenses	(2,332)	–	(2,332)	(2,671)	(3,108)
Commissions received from reinsurers	–	57	57	73	56
Change in equalization reserves	(6)	–	(6)	(24)	(31)

Technical result	281	84	365	710	903

Net investment result - other			792	553	629
Other revenues, net of benefits,
claims and other deductions			326	313	219

Income before income tax expense			1,483	1,575	1,751

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Property & Casualty segment

	Years ended December 31,
		2003		2002	2001
		Cessions and
(in euro millions)	Gross	retrocessions	Net	Net	Net

Gross written premiums	17,093	(1,058)	16,035	14,796	14,705
Change in unearned premium reserves	(231)	17	(214)	(335)	(151)
Net investment result included
in technical result	853	–	853	999	1,551
Claims paid	(11,344)	661	(10,683)	(10,527)	(11,153)
Change in claims reserves	(596)	(230)	(826)	(647)	(762)
Change in future policy benefits	(0)	–	(0)	12	21
Change in other technical reserves	(84)	1	(83)	(51)	(111)
Acquisition costs	(2,727)	–	(2,727)	(2,751)	(2,868)
Administrative expenses	(1,825)	–	(1,825)	(1,658)	(1,803)
Commissions received from reinsurers	–	114	114	142	152
Change in equalization reserves	(35)	–	(35)	3	(9

Technical result	1,103	(495)	608	(15)	(427)

Net investment result - other			222	230	365
Other revenues, net of benefits,
claims and other deductions			(5)	9	2

Income before income tax expense			826	224	(60)

International Insurance

	Years ended December 31,
		2003		2002	2001
		Cessions and
(in euro millions)	Gross	retrocessions	Net	Net	Net

Gross written premiums	4,065	(1,407)	2,658	3,979	4,065
Change in unearned premium reserves	559	5	563	(123)	(77)
Net investment result included
in technical result (a)	270	–	270	340	378
Claims paid	(3,719)	1,009	(2,711)	(3,974)	(3,286)
Change in claims reserves	261	(515)	(254)	(312)	(1,310)
Change in future policy benefits	9	(0)	9	(35)	(80)
Change in other technical reserves	7	0	7	(4)	7
Acquisition costs	(290)	–	(290)	(351)	(340)
Administrative expenses	(310)	–	(310)	(363)	(298)
Commissions received from reinsurers	–	208	208	572	258
Change in equalization reserves	(39)	–	(39)	11	39

Technical result	812	(701)	112	(261)	(645)

Net investment result - other			69	56	68
Other revenues, net of benefits,
claims and other deductions			13	24	27

Income before income tax expense			194	(182)	(551)

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25. Net investment result

	Years ended December 31,

	Insurance			Financial services (a)			Holding companies			Intersegments eliminations				Total
(in euro millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Net investment income on:	12,137	12,714	13,335	(45)	(44)	(24)	(446)	(457)	(612)	26	47	70	11,671	12,260	12,769
Fixed maturities	8,132	8,462	8,554	–	–	0	15	7	27	(17)	(17)	(10)	8,131	8,453	8,571
Equity investments	2,139	1,915	1,997	13	7	23	67	35	55				2,219	1,958	2,075
Mortgage, policy and other loans	1,276	1,528	1,790	–	–	–	9	7	14	(222)	(178)	(82)	1,063	1,357	1,722
Real Estate	764	824	828	(3)	2	(1)	(1)	(1)	(2)		(0	(2)	761	825	823
Other invested assets	631	822	1,178	11	16	23	230	386	423	(153)	(215)	(205)	720	1,009	1,419
Interest expenses	(236)	(274)	(328)	(45)	(58)	(55)	(755)	(862)	(1,090)	333	361	286	(702)	(832)	(1,186)
Other investment expenses	(569)	(564)	(684)	(22)	(12)	(14)	(13)	(30)	(39)	84	96	83	(520)	(510)	(654)

Investment gains/(losses),
net of valuation allowances on:	101	(4,196)	(2,891)	191	376	97	23	424	395	–	–	–	315	(3,396)	(2,399)
Fixed maturities	52	726	73	145	46	62	(4)	(10)	0	–	–	–	193	762	136
Equity investments	(136)	(5,457)	(3,186)	27	361	2	34	446	429	–	–	–	(74)	(4,650)	(2,755)
Mortgage, policy and other loans	(36)	(108)	(129)	(0)	–	–	–	(12)	(25)	–	–	–	(37)	(120)	(154)
Real Estate	224	557	344	3	10	0	0	1	9	–	–	–	227	567	353
Other	(3)	87	7	16	(41)	33	(7)	(1)	(19)	–	–	–	6	45	20

Change in fair value of separate
account (unit-linked) assets (net)	14,949	(17,576)	(11,613)	–	–	–	–	–	–	–	–	–	14,949	(17,576)	(11,613)

Net investment result (a)	27,187	(9,058)	(1,170)	146	331	73	(423)	(33)	(217)	26	47	70	26,935	(8,713)	(1,244)

(a)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
	Years ended December 31,
							International
	Life & Savings			Property & Casualty			Insurance			Total Insurance
(in euro millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Net Investment Income on	10,539	10,997	11,407	1,279	1,375	1,543	319	342	385	12,137	12,714	13,335
Fixed maturities	7,084	7,336	7,342	787	849	909	261	278	303	8,132	8,462	8,554
Equity investments	1,762	1,545	1,565	353	348	403	24	23	29	2,139	1,915	1,997
Mortgage, policy and other loans	1,196	1,385	1,705	51	113	80	29	30	6	1,276	1,528	1,790
Real Estate	621	667	660	134	139	145	8	18	23	764	824	828
Other invested assets	455	678	951	113	75	160	64	69	67	631	822	1,178
Interest expenses	(152)	(183)	(258)	(38)	(53)	(44)	(46)	(38)	(25)	(236)	(274)	(328)
Other investment expenses	(427)	(431)	(558)	(121)	(94)	(108)	(21)	(38)	(18)	(569)	(564)	(684)

Investment gains/(losses),
net of valuation allowances on:	285	(4,105)	(3,324)	(204)	(145)	373	20	54	60	101	(4,196)	(2,891)

Fixed maturities	(7)	532	(127)	5	88	106	53	106	95	52	726	73
Equity investments	150	(5,047)	(3,401)	(273)	(298)	252	(13)	(113)	(37)	(136)	(5,457)	(3,186)
Mortgage, policy and other loans	(36)	(106)	(125)	(1)	(1)	(4)		(0)		(36)	(108)	(129)
Real Estate	156	474	333	68	75	19	(0)	8	(8)	224	557	344
Other	21	43	(4)	(4)	(9)	(0)	(20)	53	11	(3)	87	7

Change in fair value of separate
account (unit-linked) assets (net)	14,949	(17,576)	(11,613)	–	–	–	–	–	–	14,949	(17,576)	(11,613)

Net investment result	25,773	(10,684)	(3,531)	1,075	1,230	1,916	339	396	445	27,187	(9,058)	(1,170)

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2003 brought a reversal in the three-year downtrend in the financial markets, with a twofold impact on the net investment result:

  The higher market value of assets supporting separate account (unit-linked) contracts had a €14.9 billion positive impact on the net investment result of Life & Savings insurance companies (2002: €–17.6 billion and 2001:
  € –11.6 billion).
  Capital gains, net of valuation allowances, totaled €315 million, as opposed to net capital losses of €3.4 billion in 2002 and €2.4 billion in 2001. This figure included a €+1.1 billion impact (2002: €–3.4 billion) from the change in market value on “With-Profit” assets in the UK (accounted for at market value in the balance sheet, excluding the positive impact of investment revenues), valuation allowances of €2 billion for the impairment of equity securities, and valuation allowances of €368 million for the impairment of the bond portfolio. The capital gain realized on the sale of Crédit Lyonnais shares was €542 million. Crédit Agricole shares received in exchange for Crédit Lyonnais shares were sold in their entirety, resulting in an additional capital gain of €8 million.

26. Reinsurance

The components of reinsurance ceded as presented in the consolidated statements of income are summarized as follows:

						Years ended December 31,
	Life			Property			International			Intersegments			Total
	& Savings			& Casualty			Insurance			eliminations			Insurance
(in euro millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Premiums ceded
and retroceded	(740)	(809)	(777)	(1,058)	(1,172)	(1,221)	(1,407)	(1,865)	(1,660)	132	169	93	(3,073)	(3,678)	(3,565)
Change in unearned
premium reserve ceded	95	139	99	18	(39)	(46)	5	(60)	165	5	10	(7)	123	49	210
Insurance benefits
and claims ceded	672	885	762	432	840	1,003	494	716	2,338	(131)	(110)	(47)	1,467	2,331	4,056
Commissions received
from reinsurers	57	73	56	114	142	152	208	572	258	(8)	(12)	(4)	371	774	462

REINSURANCE CEDED, NET	84	288	139	(495)	(229)	(112)	(701)	(638)	1,101	(1)	57	35	(1,113)	(523)	1,163

The fall in reinsurance ceded in 2003 took place across all three business segments, and was mainly due to the following factors:

  In Property & Casualty insurance, the fall was due to improvement in claims gross of reinsurance in Germany, due to the lack of major claims following the floods in 2002, and in the UK due to the increase in reserves carried out in 2002, which was not repeated in 2003;
  In International Insurance, the fall was due to (i) the decrease in reinsurance ceded at AXA Corporate Solutions Assurance resulting from the improvement in gross claims experience, partly offset by (ii) the rise in reinsurance ceded at AXA RE, due to the review of reinsurance programs, resulting in a fall in the amount of premiums ceded.

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27. Operating Charges

The analysis of operating expenses below does not include operating expenses in respect of banking activities, which are presented separately in the statements of income.

The tables below give the split between the operating charges by nature of expenses and by classification. Each classification of operating expenses corresponds to the main functions within an insurance company. Financial services-related expenses incurred by the insurance companies are included under “administrative expenses”.

Year ended December 31, 2003

			Inter-		Asset	Other		Intersegment
	Life &	Property	national	Total	Mana-	Financial	Holding	elimi-	TOTAL
(in euro millions)	Savings	& Casualty	Insurance	Insurance	gement	Services	companies	nations

Insurance acquisition expenses (a)	(2,797)	(2,727)	(290)	(5,814)	–	–	–	16	(5,798)

Acquisition costs (b)	(3,896)	(2,820)	(290)	(7,007)	–	–	–	16	(6,991)
Insurance claims expenses (c)	(339)	(914)	(731)	(1,984)	–	–	–	4	(1,980)
Investment management expenses	(d) (203)	(26)	(7)	(236)	–	–	–	75	(161)
Administrative expenses	(2,457)	(1,865)	(313)	(4,635)	(2,769)	(323)	(93)	253	(7,567)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(6,895)	(5,625)	(1,341)	(13,861)	(2,769)	(323)	(93)	348	(16,699)

Intersegment eliminations	–	–	–	–	–	–	–	–	–

TOTAL	(6,895)	(5,625)	(1,341)	(13,861)	(2,769)	(323)	(93)	348	(16,699)

Including:
Salaries and benefits	(2,085)	(1,800)	(301)	(4,185)	(1,089)	(144)	(136)	1	(5,554)
Depreciation	(187)	(63)	(21)	(271)	(71)	(12)	(17)	–	(371)
Commissions	(2,773)	(2,703)	(756)	(6,232)	–	–	–	31	(6,201)
Other charges	(1,850)	(1,060)	(263)	(3,173)	(1,609)	(166)	59	316	(4,573)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

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Years ended December 31, 2002

			Inter-		Asset	Other		Inter-segments
	Life &	Property &	national	Total	Mana-	Financial	Holding	elimi-	TOTAL
(in euro millions)	Savings	Casualty	Insurance	Insurance	gement	Services	companies	nations

Insurance acquisition expenses (a)	(2,806)	(2,754)	(351)	(5,912)	–	–	–	20	(5,891)

Acquisition costs (b)	(3,775)	(2,806)	(351)	(6,932)	–	–	–	20	(6,911)
Insurance claims expenses (c)	(382)	(932)	(1,041)	(2,355)	–	–	–	5	(2,349)
Investment management expenses	(d) (248)	(33)	(11)	(292)	–	–	–	126	(166)
Administrative expenses	(2,868)	(1,658)	(367)	(4,892)	(2,952)	(335)	(177)	259	(8,098)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)

Intersegment eliminations	–	–	–	–	–	–	–	–	–

TOTAL	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)

Including:
Salaries and benefits	(2,241)	(1,748)	(288)	(4,277)	(1,237)	(150)	(61)	1	(5,723)
Depreciation	(240)	(64)	(26)	(330)	(73)	(15)	(11)	–	(429)
Commissions	(2,559)	(2,690)	(1,088)	(6,337)	–	–	–	32	(6,305)
Other charges	(2,234)	(928)	(367)	(3,528)	(1,642)	(171)	(105)	378	(5,067)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

Years ended December 31, 2001

			Inter-		Asset	Other	Inter-segments
	Life &	Property &	national	Total	Mana-	Financial	Holding	elimi-	TOTAL
(in euro millions)	Savings	Casualty	Insurance	Insurance	gement	Services	companies	nations

Insurance acquisition expenses (a)	(3,193)	(2,868)	(340)	(6,401)	–	–	–	6	(6,394)

Acquisition costs (b)	(4,058)	(2,865)	(340)	(7,263)	–	–	–	6	(7,257)
Insurance claims expenses (c)	(398)	(1,005)	(906)	(2,309)	–	–	–	–	(2,309)
Investment management expenses(d)	(183)	(28)	(10)	(221)	–	–	–	131	(91)
Administrative expenses	(3,326)	(1,803)	(299)	(5,428)	(3,130)	(315)	(222)	320	(8,775)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(7,966)	(5,701)	(1,554)	(15,221)	(3,130)	(315)	(222)	457	(18,431)

Intersegment eliminations	252	17	2	271	176	(5)	15	(457)	–

TOTAL	(7,713)	(5,684)	(1,552)	(14,949)	(2,954)	(321)	(207)	–	(18,431)

Including:
Salaries and benefits	(2,366)	(1,624)	(266)	(4,256)	(1,243)	(154)	(47)	–	(5,700)
Depreciation	(234)	(115)	(21)	(371)	(68)	(16)	(16)	–	(471)
Commissions	(2,550)	(2,797)	(990)	(6,336)	–	–	–	–	(6,336)
Other charges	(2,564)	(1,148)	(275)	(3,987)	(1,642)	(150)	(144)	–	(5,923)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

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EMPLOYEE DATA

The following table presents employee data for AXA for the year ended December 31, 2003:

	Number	Salaries and benefits
	of employees (a)	(in euro millions)

Life & Savings and Property & Casualty (b)	58,423	(3,885)
International Insurance	5,508	(301)
Financial Services and Holding companies (b)	10,653	(1,369)

TOTAL	74,584	(5,554)

(a)	The employees of entities proportionately consolidated are included using the percentage of ownership.
(b)	Employees of AXA Belgium provide services for both the insurance activities and the bank activities. Consequently, the split is not available.

On a comparable basis (77,275 staff at January 1, 2003), the total number of employees fell by 2,691 in 2003, of which 2,401 were in insurance operations. The main contributors to this staff reduction were Australia and New Zealand (down 473 or 17%), AXA Corporate Solutions Assurance (down 142 or 10%), AXA RE (down 74 or 9%), France (down 1,086 or 6%, half of which relates to a change in the commercial counting) and Germany (down 520 or 6%), mainly following restructuring measures adopted since 2001.

REMUNERATION OF THE MANAGEMENT AND OFFICERS

The aggregate remuneration of the Executive Officers of the consolidating entity paid in relation to their services1 in the controlled entities amounted to €21 million (€10 million for the Management Board and €11 million for the Executive Committee).

The members of the Supervisory Board do not receive remuneration with the exception of fees for attending meetings, which totaled less than €1 million.

There were no pensions or other similar benefits provided to these executives specific to these capacities. There were no advances or loans given to these directors by AXA (the Company) or by any of the entities under AXA’s control.

28. Net Income per Ordinary Share

The Company calculates basic net income per ordinary share and diluted net income per ordinary share:

  The calculation of basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding for the period.
  From 2002, the calculation of diluted net income per ordinary share takes into account shares that may be issued as a result of stock option plans and convertible bonds. The effect of stock option plans on the number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average price of AXA share over the period. The effect of convertible bonds (number of shares and income) is integrated in the calculation if it actually generates a dilution of the net income per share.

(1) 2003 remuneration includes 2002 variable remuneration paid in 2003.

/289

The continued fall in AXA’s average stock price from €17.8 to €14.1 in 2003 meant that 35 million shares (2002: 37 million) relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis. In addition, the 23 million shares that may be issued in order to redeem the ORAN bonds issued as part of the MONY acquisition plan were taken into account from the date that subscription rights were issued in October 2003. As a result of these factors, along with the anti-dilutive effect of convertible bond plans, the fully diluted number of shares is 1,790 million.

The detailed calculation of net income per ordinary share (basic and diluted) is provided below:

Years ended December 31,

		2003			2002		2001 Pro-forma (a)			2001 as published
euro millions, except	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted
ordinary shares in millions)	shares	income	earnings	shares	income	earnings	shares	income	earnings	shares	income	earnings

Net Income and Adjusted
Earnings (Group Share)	1,763.66	1,005	1,450	1,736.13	949	1,357	1,715.71	520	1,201	1,715.71	520	1,201
Net Income and Adjusted
Earnings Per Ordinary
Share (basic)		0.57	0.82		0.55	0.78		0.30	0.70		0.30	0.70

Effect of Dilutive Securities
Stock-Options	3.50	–	–	2.99	–	–	7.63	–	–	7.63	–	–
ORAN Bonds (bonds
redeemable in shares or cash)	22.97	–	–	–	–	–	–	–	–	–	–	–
Convertible Bonds
(2.5% 1999-2014)	–	–	–	–	–	–	–	–	–	37.17	24	24
Convertible Bonds
(3.75% 2000-2017)	–	–	–	–	–	–	–	–	–	26.82	26	26

Net Income and Adjusted
Earnings attributable
to ordinary shares and
potentially dilutive securities	1,790.12	1,005	1,450	1,739.12	949	1,357	1,723.34	520	1,201	1,787.33	571	1,251
Net Income and Adjusted
Earnings Per Ordinary Share
(diluted)		0.56	0.81		0.55	0.78		0.30	0.70		0.32	0.70

(a)	Since 2002, effects of dilutive securities on convertible bonds are not included in the EPS calculation. 2001 data were restated accordingly, to be on comparable basis.

29. Financial Instruments

AXA uses derivatives instruments primarily for non-trading purposes and from time to time will also trade in derivative instruments as discussed further below.

At December 31, 2003, the notional amount of all derivative instruments, for trading and non-trading purposes, totaled €166.9 billion (2002: €177 billion). The estimated net fair value of these derivative instruments at December 31, 2003 totaled €1,384 million (2002: €1,044 million). The use of credit derivatives across the Group is limited to the management of a small portfolio of credit default swaps written in prior years by AXA Corporate Solutions Assurance. At December 31, 2003 and December 31, 2002, the overall impact on AXA’s consolidated financial condition and operating result from these instruments was not material.

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While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk because the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions. AXA is exposed to the credit risk of the counterparty to the derivative instrument, however, AXA has no credit risk related to notional principal amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of AXA’s exposure to the derivative instruments. AXA’s exposure is represented by the mark value of the derivative contract at a point-in-time.

DERIVATIVE INSTRUMENTS ACCOUNTED FOR AS HEDGING DERIVATIVES

AXA primarily uses derivative instruments for hedging purposes to manage risk, principally interest rate risk and foreign currency exposures. The risk management and associated hedging strategies are determined and managed by AXA’s local operations in light of both local GAAP and French GAAP requirements. Such hedging strategies include (i) managing interest rate exposures on fixed maturity investments, long term debt and guaranteed interest crediting rates on insurance contracts, (ii) managing foreign currency exposures on foreign currency denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for AXA’s insurance and banking operations.

At December 31, 2003, the notional amount, net fair value and net carrying value of derivative instruments used by AXA’s operations for hedging purposes totaled €154,791 million, €1,383 million and €–225 million, respectively (2002: €153,445 million, €962 million and €517 million, respectively). The impact on AXA’s 2003 consolidated net income was a gain of €120 million in 2003 (2002: a gain of €119 million), net group share.

At December 31, 2003 and based on notional amounts, (i) approximately 51% of the derivative instruments used for hedging purposes consisted of swap contracts, principally interest rate swaps, and (ii) approximately 37% of the derivative instruments used for hedging purposes consisted of futures / forwards (principally other than foreign currency contracts).

–	Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are based on a notional amount. In connection with the use of such derivatives instruments, under French GAAP the balance sheet may include a net receivable or net payable at period end for cash flow exchanges that have been accrued for but not yet settled as at period end. AXA uses primarily (i) interest rate swap contracts to manage cash flows on interest received on investments or interest payments on debt, and to a lesser extent (ii) currency swap contracts to manage foreign currency denominated cash flows or investments. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments as at December 31, 2003 was €78,598 million, €1,724 million and €299 million (2002: €78,195 million, €1,453 million and €767 million). The net impact on AXA’s 2003 consolidated net income was a gain of €273 million (2002: a gain of €584 million). At December 31, 2003, interest rate swap contracts accounted for just over 82% of these instruments used by AXA (based on notional amounts), in particular (i) AXA (the parent company) to hedge its interest rate exposure on debt issued or amounts borrowed, (ii) AXA Bank Belgium mainly to hedge interest rate exposures in connection with its ordinary course of business to achieve an appropriate interest rate spread between the interest earning assets and the interest bearing liabilities and (iii) AXA’s U.S. holding company used interest rate swaps to reduce fixed interest cost of its long-term debt obligations. Currency swaps constitute another part of AXA’s hedging strategies to manage foreign currency cash flow exposures, and are primarily used by AXA (the parent company).

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–	Forward and future contracts are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments as at December 31, 2003 was €58,171 million, €–103 million and €–559 million (2002: €49,301million, €–79 million and €15 million). The net impact on AXA’s 2003 consolidated net income was a charge of €132 million (2002: a charge of €199 million). Non-foreign currency related forward and future contracts accounted for more than 80% of these instruments (based on notional amounts) and were predominantly used by AXA’s French insurance operations and AXA Bank Belgium mainly to hedge future operating margins. Additionally, AXA’s U.S. insurance operations uses forward and futures contracts to hedge certain risks associated with the guaranteed minimum death benefit feature of certain annuity products. At December 31, 2003, products with these features had a total account value of and net amount at risk of approximately €10,324 million, and € 13 million, respectively. Foreign currency related forward and future contracts are primarily used by Japan to hedge foreign currency risk associated with foreign currency denominated fixed maturity security investments.

–	Interest rate caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. These products are used to hedge for an interest rate increase (caps) or decrease (floor). The notional amount, net fair value and net carrying value of such instruments as at December 31, 2003 was €15,851 million, €2 million and € 12 million (2002: €25,259 million, €–230 million and €-55 million). The net impact on income for 2003 was a charge of € 38 million (2002: a charge of €295 million). These types of derivatives are used predominantly by AXA’s U.S. and French Life & Savings operations to hedge interest crediting rates on products with guaranteed rates of return and other interest-sensitive products. Income and expense resulting from these hedges are generally reflected as an adjustment to interest credited to policyholders’ account balances. Any net premium paid on such contracts is amortized on a straight-line basis over the life of the contracts.

OTHER OPERATIONS

AXA uses derivative instruments to manage its asset and liability exposures principally as it relates to interest rate, foreign currency and equity price risk exposures in certain of its operations. Certain of the derivative instruments are used in connection with economic hedging activities that do not meet certain requirements for hedge accounting under French GAAP and, therefore, are accounted for as other operations. At December 31, 2003, and in respect of derivative instruments accounted for as other operations, the notional amount and the net fair value was €12,145 million and €1 million, respectively (2002: €23,938 million and €83 million, respectively). The impact on net income was a charge of €54 million in 2003 and excludes any unrealized gains, which are not permitted to be recognized in the income statement under French GAAP (2002: a charge of €208 million). The principal AXA entities that use such instruments are (i) AXA Bank Belgium, which uses principally non-foreign exchange rated forward rate contracts, as well as interest rate swaps in order to generate short-term trading profits in the ordinary course of banking activities, and (ii) AXA Japan, which purchases and writes covered call options to manage the interest rate, foreign currency and equity price risk exposures associated with its investment and liability portfolios. These instruments do not meet certain requirements for hedge accounting, in addition, in 2003, due to the evolution of interest rates, AXA Japan no longer required the use of swaptions. The impact on AXA’s 2003 consolidated net income was a charge of €111 million, offset by a gain on the underlying assets.

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30. Off Balance Sheet Commitments

	Received		Given
					2003			2002
				Due after one	Due after three
			Due in one	year through	year through	Due after
	2003	2002	year or less	three years	five years	five years	TOTAL	TOTAL

Commitments to finance :
Financial institutions	7,120	6,991	5	8	45	10	69	108
Customers	4	–	1,398	319	20	67	1,803	1,388
Of which lines of credit (a)	1,625	–	833	–	–	67	900	–
Guarantees :
Financial institutions	518	220	51	503	1,022	415	1,991	656
Customers	2,479	2,351	58	78	95	4,257	4,489	4,593
Other :
Pledged assets
and Collaterized commitments	9,266	7,708	1,952	205	5	1,506	3,668	4,779
Letters of credit	168	63	197	104	–	796	1,097	1,391
Commitments on sales
currently processed	23	40	–	–	–	–	–	–
Commitments related
to construction	4	–	99	49	–	7	155	144
Other engagements	1,523	965	726	525	500	2,701	4,453	3,068

TOTAL	21,103	18,338	4,485	1,792	1,688	9,759	17,723	16,126

(a) Not available for 2002.

The main off-balance sheet commitments received by AXA increased by €2,765 million in 2003, and broke down as follows:

  Financing commitments received by AXA in 2003 totaled €7,120 million (2002: €6,991 million). This increase of
  € 129 million, or €444 million at constant exchange rates, was mainly due to an increase in credit lines at AXA SA
  (€+573 million) and Alliance Capital (€+212 million, not included at December 31, 2002). This increase was partly offset by the reduction in loan facilities and subordinated debt at National Mutual Financial Services (€–208 million), a reduction in commitments received by the Group’s other financial services activities following the disposal of Auxifina (€–44 million) and the expiry at AXA Banque of a commitment originating with Banque Direct (€–50 million).
  Guarantee commitments received from customers and credit institutions increased by €426 million in 2003. This increase was mainly due to AXA Corporate Solutions Assurance’s reclassification of €311 million of collateralized commitments under guarantees received from credit institutions. At December 31, 2003, guarantee commitments received totaled €2,997 million, relating to Life insurance (€1,513 million) and the Belgian banking business (€980 million), as well as the International insurance business. These guarantee commitments are mainly third-party pledges and mortgages on buildings relating to customer loans.

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  Collateralized commitments are mainly given by customers of AXA Bank Belgium (€7,827 million), of the French Life insurance and banking businesses (€1,090 million) and of AXA Corporate Solutions Assurance (€260 million). Collateralized commitments increased by €1,558 million in 2003, of which €2,027 million are relating to an increase in AXA Bank Belgium’s collateralized commitments following higher production of home and professional loans. This was partly offset by a reduction among French banks (€–113 million) resulting from the lower volume of secured loans and a €389 million reduction at AXA Corporate Solutions Assurance, mainly reflecting the reclassification of
  € 311 million of collateralized commitments under guarantee commitments.
  Other commitments received rose by €558 million. They mainly concern securities managed by AXA France Vie on behalf of provident societies (€777 million), a guarantee received by AXA France Vie on a loan of securities (€130 million) and €371 million of collateral received by AXA Bank Belgium as part of its cash management (increase of €340 million with respect to 2002).

The main off-balance sheet commitments given by AXA increased by €1,597 million in 2003, and break down as follows:

  Financing commitments rose by €376 million, mainly due to a €415 million increase in financing commitments to customers to €1,803 million, resulting from (i) an increase in commitments relating to home loans made by AXA Bank Belgium (€+235 million) and (ii) an increase in financing commitments to unlisted companies by AXA Versicherung (€+313 million), partly offset by (iii) a fall in customer overdrafts at Banque Directe (€–192 million).
  Guarantee commitments rose by €1,231 million with respect to 2002.

The increase in collateral, guarantees and pledges given to credit institutions (€+1,335 million), mainly at AXA SA (€+848 million) was partly offset by the fall in guarantee and financing commitments made by AXA to customers (€–104 million) as part of its normal banking operations via AXA Banque (France), AXA Crédit (France) and AXA Bank Belgium.

  Collateralized commitments: As at December 31, 2002, substantially all collateralized commitments related to AXA Bank Belgium operations (€2,739 million). In the normal course of its banking operations AXA Bank Belgium is required to give collateralized commitments (i) to the National Bank of Belgium as security for normal clearing-house activities, and (ii) to financial institutions in respect of existing security repurchase agreements. In 2003, these commitments fell by €1,111 million, mainly at AXA Bank Belgium (€–1,426 million) following a reduction in pledged securities.
  Letters of credit: Commitments given under letters of credit as at December 31, 2002 and 2003 primarily related to AXA’s international insurance operations, in particular, AXA RE (€903 million). Such commitments were given in 2001 in connection with future claims settlements arising from the US terrorist attacks on September 11, 2001. Since most letters of credit are denominated in dollars, the €294 million reduction was mostly due to movements in the euro/dollar exchange rate and the fall in activity.
  Other commitments given: AXA has issued the following subordinated convertible debt instruments (i) €1,524 million 2.5% debt instrument issued in February 1999 and due in 2014, and (ii) €1,099 million 3.75% debt instrument issued in February 2000 and due in 2017. At maturity, if such debt instruments are not converted to ordinary shares of AXA, they will be redeemed by AXA at a price in excess of the original issue price per note. This difference totaled € 1,133 million after the allocation of a €82 million provision at December 31, 2003.

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The scheme governing the financial reorganization of AXA Sun Life in 2001 (the “Scheme”) details arrangements under which assets from the inherited estate, attributed to AXA through the reorganization, may be transferred on a temporary or permanent basis to the “With-Profit” funds as required to support the capital requirements of these funds, as determined under the Scheme. In the case of a temporary transfer, assets and related investment income remain attributable to AXA since they will be returned when they are no longer required to support the capital requirements of the “With-Profit” funds, under the stringent tests set out in the Scheme. If, in the opinion of the Appointed Actuary, all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of the in force “With-Profit” policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the “With-Profit” funds would result in a charge against the profit and loss account. The maximum amount that could be transferred under the Scheme is capped at the surplus assets from time to time in the non-profit funds, which had a market value of £1.2 billion (€1.7 billion) at December 31, 2003, before taking into account the transfers described below.

At December 31, 2003, this transfer amounted to £590 million (€837 million), corresponding to the total amount transferred on January 31, 2003 plus the corresponding financial revenues. According to the rules of the plan, an annual test must be carried out at least once every 12-month period, possibly resulting in an additional transfer. The test on January 1, 2004 is likely to result in an additional transfer of £200 million (€284 million). Current projections, consistent with management’s strategic plans, indicate that these cumulative transfers can reasonably be expected to be returned by the “With-Profit” funds over time and not be designated permanent.

To comply with French regulatory requirements on assets representing technical commitments, in the first half of 2002, AXA Collectives (now AXA France Vie) placed a part of its direct collective contingency insurance receivables in a Special Purpose Vehicle. This operation led to the replacement of a balance sheet receivable by cash and cash equivalents of €250 million. In respect of this 5-years operation, AXA France Assurance has given a guarantee limited to €230 million, to cover any default risk from AXA France Vie (formerly AXA Collective) representatives in charge of the recovery of these debts.

On September 12, 2001 an agreement was established between AXA and BNP Paribas for a period of three years, under which AXA guaranteed the liquidity of BNP Paribas’ holdings in ordinary shares of Finaxa. In addition and in connection with Alliance Capital’s acquisition of Sanford C. Bernstein in October 2000, AXA Financial, Inc. agreed to provide liquidity to the former shareholders of Sanford C. Bernstein who received 40.8 million of private Alliance Capital units. After the completion of this lockout period in October 2002, Sanford C. Bernstein’s former shareholders exercised their options and AXA Financial acquired 8.16 million of their units. The remaining 32.6 million private Alliance Capital units can be sold at market price to AXA Financial, Inc. over the seven coming years but not more than 20% of such units may be sold to AXA Financial in any one annual period.

In addition to other employment related obligations, various AXA subsidiaries are required to indemnify their employees against certain liabilities and costs that they may incurred from time to time in performing activities within the scope of their employment duties. These activities may include, for example, service as a director, officer, agent, general partner, or in a similar capacity for (i) an AXA Group company other than the employee’s principal employer or (ii) a company outside the AXA Group where service is at the request of (or for the benefit of) the Group (e.g. joint ventures, partnerships, or special purposes investment companies or funds).

The Group also maintained its policy of hedging certain investments, along with exchange rate and interest risk, using derivatives1.

(1) See Note 29 ‘Financial Instruments’ for more details.

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31. Special Purposes Vehicles

In the ordinary course of conducting business, AXA in the role of investment manager may act as investment adviser in certain asset-backed investment vehicles commonly known as collateralized debt obligations (“CDOs”). CDOs raise capital by issuing debt and equity securities (the latter if “not rated instruments”) and use the capital to invest in portfolios of interest bearing securities. These vehicles are structured to take advantage of the yield differential between their assets and liabilities including paying investment advisory fees and other expenses. Any net losses of the CDO are borne first by the equity owners to the extent of their investments, and then by debt owners in ascending order of subordination. In addition, AXA’s operating entities may from time to time invest directly in some of these CDOs and in CDOs managed by third parties. AXA derives no direct benefit from the total assets within the CDOs other than its direct investment plus any investment management fees, if it is also the investment manager, and cannot utilize those assets in its operations. Neither the creditors nor the equity investors (if any) have any recourse against AXA. AXA’s maximum exposure to loss in these vehicles is limited to its investment and prospective investment management fees (where managed by AXA).

Similarly, AXA may also undertake specific transactions to securitize the value of specific assets on the books, such as real estate or premium receivables. All of these undertakings described in this note can be considered activities conducted through a special purposes entity (“SPE”).

As at December 31, 2003, AXA did not hold one equity share in a SPE in which it conducts activities that would require consolidation in AXA’s consolidated financial statements for the year ended December 31, 2003.

From January 1, 2004, the French regulations will require entities to consolidate SPEs in which there is effective control, even if there is no holding in equity shares of the SPE. AXA has identified several CDOs in which it is involved where it is reasonably possible that it has effective control over the activities (even though it does not own one equity share) and, therefore, such vehicles could be required to be consolidated in AXA’s consolidated financial statements in 2004. AXA’s investment in these vehicles, being the carrying value included in its consolidated financial statements, totaled €104 million with no additional funding commitments. At such date, these vehicles had total assets of approximately €2 billion.

AXA also has significant interests in CDOs. At December 31, 2003, AXA’s investment, being the carrying value included in its consolidated financial statements, totaled approximately €200 million with no additional funding commitments. At such date, these vehicles had total assets of roughly €5.3 billion.

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32. Related Party Transactions

From time to time AXA enters into agreements and transactions with its subsidiaries and affiliates for various business purposes including the furnishing of services and / or financing of operating activities. These agreements are formalized under French regulation as “Groupement d’Intérêt Economique” or Economic Interest Grouping (GIE). The expenses invoiced to entities through the GIE may be calculated using allocation keys. In 2003, expenses invoiced by the GIE to the Company, its subsidiaries and affiliates amounted to €558 million, as compared to €626 million in 2002 and €770 million in 2001.

The GIE also assumes cash management for the Company, its subsidiaries and affiliates. At December 31, 2003 the cash managed by the GIE amounted to €8.1 billion, as (€6.8 billion at December 31, 2002).

Members of the GIE (related parties) are the Company, the entities controlled directly or indirectly and the three insurance “mutuelles”1.

The three “mutuelles” mentioned above and several entities of the French insurance segment have signed agreements related to the management of the “mutuelles” portfolio.

In 2002, Property & Casualty technical results from the brokers network were allocated to AXA Courtage IARD SA and AXA Courtage Assurance Mutuelle through the GIE, in compliance with an existing co-insurance agreement. In 2003, following the restructuring of the French business, the GIE ceased to manage the broker network’s co-insurance. A new co-insurance system was set up to take care of dividing up premiums written by the broker network between AXA Courtage Assurance Mutuelle and AXA France IARD, resulting from the merger between AXA Courtage IARD, AXA Assurances IARD and AXA Conseil IARD.

As part of this co-insurance system, technical results are shared between entities in proportion with their written premiums. Aggregate written premiums (Mutual and Limited Company) recorded in the agreement amounted to €1,325 million in 2003 (of which €1,179 million attributed to the Limited Company), €1,262 million in 2002 (of which €1,123 million attributed to the Limited Company), and €1,127 million in 2001 (of which €1,003 million attributed to the Limited Company).

Finaxa2 has granted AXA a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered. AXA has the possibility to grant sub-licence to the entities controlled by the Group.

(1)	At December 31, 2003, the three AXA “mutuelles” (AXA Assurance IARD Mutuelle, AXA Assurance Vie Mutuelle et AXA Courtage Assurance Mutuelle) own 2.75% of the Company’s equity capital.
(2)	At December 31, 2003, Finaxa was 65%-owned by the AXA “mutuelles” and directly holds 17% of AXA.

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33.  Consolidated Statement of Cash-Flows

	Years ended December 31,
(in euro millions)	2003	2002	2001

Net income	1,005	949	520
Adjustments to reconcile net income to net cash provided by operating activities:
Net investment gains/losses	(1,913)	3,343	1,811
Minority interests	243	368	385
Depreciation and amortization expense	3,117	1,621	2,253
Change in insurance liabilities	13,574	8,517	9,011
Net change in banking activities including broker-dealer receivables & payables	0	1	(187)
Net change in repurchase agreements	(80)	627	53
Other	(608)	(1,098)	(1,053)

Net cash provided by operating activities	15,339	14,328	12,795

Cash-flows from investing activities (a) :
Maturities and sales:
Fixed maturities	63,370	60,800	60,491
Equity investments	19,198	22,361	23,003
Real estate	1,174	2,217	3,225
Loans and other	3,851	4,649	5,101
Purchases:
Fixed maturities	(68,845)	(68,633)	(71,090)
Equity investments	(24,596)	(22,398)	(31,421)
Real estate (b)	(725)	(1,244)	(1,211)
Loans and other (b)	(6,527)	(8,531)	(8,892)

Net cash used in investing activities	(13,100)	(10,780)	(20,793)

Cash-flows from financing activities:
Long term debt and borrowings	830	(24)	1,432
Subordinated debt and mandatorily convertible bonds and notes	614	(810)	(1,774)
Issuance of ordinary shares (c)	196	262	301
Dividends	(1,006)	(1,553)	(1,584)

Net cash (used in) provided by financing activities	634	(2,126)	(1,625)

Cash flows from other activities:
Net impact of foreign exchange fluctuations	(696)	(768)	(514)
Change in cash due to change in scope of consolidation	(280)	(157)	91

Net (decrease) increase in cash and cash equivalents (d)	1,897	497	(10,047)

Cash and cash equivalents beginning of year (net)	16,515	16,018	26,065
Cash and cash equivalents end of year (net)	18,412	16,515	16,018

(a)	Includes the cost of acquisitions and proceeds from the sale of subsidiaries.
(b)	Includes net movements in Separate Account assets.
(c)	This amount included capital increases in cash. It does not included non-cash transactions: (i) conversion of convertible bonds into ordinary shares, (ii) the merger of existing wholly-owned subsidiaries with and into AXA (the Company), and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial.
(d)	Represents cash and cash equivalents net of bank overdrafts. Cash and cash equivalents are presented in the balance sheet gross of bank overdrafts, which are presented separately in liabilities under the balance sheet caption “Amounts owed to credit institutions”. Gross cash and cash equivalents at December 31, 2003, 2002 and 2001 totaled €19,428 million, €17,592 million and €17,646 million, respectively.

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34.   Dividend Restrictions and Minimum Capital Requirements

AXA (the Company) is not subject to legal restrictions on the amount of dividends it may pay to its shareholders provided that accumulated earnings available for distribution are sufficient. However, some AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

In most cases, the amounts available for dividends from AXA’s insurance subsidiaries are limited to the accumulated earnings calculated using the subsidiaries’ historical statutory basis of accounting. These amounts can be further limited based on the discretion of the insurance regulators in each country in which AXA operates. In some cases, amounts available for dividends are also subject to regulatory capital adequacy tests or the approval of an independent actuary, or subject to individual terms contained in company by-laws.

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves and, in France or in certain other countries (as approved by local regulators), unrealized capital gains on marketable securities and real estate as reported in regulatory filings. AXA’s insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2003, management believes AXA’s subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

In addition, a European Directive dated October 27, 1998 on the additional supervision of insurance companies and insurance groups requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

35.   Condensed Consolidated US GAAP Financial Statements

Since 2002, information relative to condensed US GAAP financial statement are presented in the chapter “Other financial information”.

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Report of Independent Auditors on the Consolidated Financial Statements

(for the Year ended December 31, 2003)

This is a free translation into English of the auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law and this is presented below the Opinion on the consolidated financial statements. This information includes explanatory paragraphs discussing the auditors’ assessment of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

To the Shareholders,

In compliance with the assignment entrusted to us by the shareholders, we have audited the accompanying consolidated financial statements of AXA for the year ended December 31, 2003.

The consolidated financial statements are the responsibility of the Management Board. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France ; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

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Justification of our assessments

In accordance with the requirements of Article L.225-235 of the Commercial Code relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters which are contributing to the development of the unqualified audit opinion on the consolidated financial statements taken as a whole :

  Consolidated balance sheet line items that are specific to the insurance and reinsurance business are estimated on the basis of statistical and actuarial data, particularly actuarial reserves, deferred acquisition costs and their amortization, and the value of business in force. The methods and assumptions used to calculate the carrying values of these items are described in notes 3.6.2, 3.5.5 and 3.5.2 of the notes to the consolidated financial statements. We have assessed the reasonableness of the assumptions used to calculate these values, particularly with respect to the Group’s loss experience and its regulatory and economic environments. We also assessed the overall consistency of these assumptions.
  The carrying values of purchase goodwill are tested at each closing for recoverability using the methods described in note 3.5.1 of the consolidated financial statements.
  We have assessed whether the multi-criteria approaches used rely on assumptions that are consistent with the forecasts that emerge from the strategic plans established by the AXA Group.
  The methods and assumptions used to establish valuation allowances for other than temporary impairment in the investment portfolio are described in note 3.5.3 of the consolidated financial statements.
  We have assessed the consistency of the valuation allowances with AXA’s intended holding periods for the related securities. Management indicated that AXA is able to hold these securities for a duration that is consistent with the intended holding periods.
  Deferred tax assets are tested at each closing for recoverability.
  We have assessed the consistency of the assumptions used with the tax projections that emerge from the strategic plans drawn up by the AXA Group.

Our assessments on these matters did not reveal findings that call into question the reasonableness of the basis on which these accounting estimates were made or the valuations that result from them.

Specific verifications and information

We have also verified the information given in the Management Board’s annual report on operations. We have no matters to report with regard to its fair presentation and conformity with the consolidated financial statements.

Paris, February 26, 2004

The Independent Auditors

PricewaterhouseCoopers Audit	Mazars & Guérard
Gérard Dantheny Catherine Pariset	Patrick de Cambourg Charles Vincensini

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U.S. GAAP Financial Information	304

Major event known subsequently to December 31, 2003	320

Adoption of New International Accounting Standards	321

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U.S. GAAP Financial information

The following information referred as ‘U.S. GAAP financial information’ reflects AXA Group consolidated financial statements, restated according to generally accepted accounting principles in the United States (“U.S. GAAP”). French accounting principles, as described in Note 3 of the Notes to Financial statements are referred hereafter as ‘French GAAP’.

1.1. SUMMARY OF MATERIAL DIFFERENCES
BETWEEN FRENCH GAAP AND U.S. GAAP

AXA’s consolidated financial statements are prepared in accordance with French GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Certain significant differences between French GAAP and U.S. GAAP arise in each of the three years ended December 31, 2003, 2002 and 2001 as a result of (i) the implementation of new French regulations that became effective from January 1, 2001, and (ii) certain new accounting principles under U.S. GAAP. The significant differences in accounting principles between French GAAP and U.S. GAAP along with the significant changes are summarized below.

1.1.1. CHANGES IN ACCOUNTING PRINCIPLES UNDER U.S. GAAP

Accounting for Business Combinations, Goodwill and Other Intangibles and Impairment or Disposal of Long-Lived Assets

On January 1, 2002, AXA adopted statement of Financial Accounting Standards (“FAS”) No. 141 “Business acquisitions”, FAS 142 “Goodwill and other intangible assets”, and FAS 144 “Accounting for the Impairment of Long-Lived Assets to be disposed of”.

FAS 141 addresses financial accounting and reporting for business combinations, including investments accounted for under the equity method, collectively referred to in this section as “business combinations”, with an acquisition date on or after July 1, 2001. All business combinations in the scope of FAS 141 are to be accounted for using the purchase method whereby the identifiable assets and liabilities are recorded at their fair value at the date of acquisition. The difference between the purchase price over the estimated fair value of net identifiable assets acquired is recorded as a goodwill. If the goodwill is negative, it will no longer be set up as a deferred credit and included in income over the estimated useful life but rather recognized as an after-tax extraordinary gain in the income statement in the period of acquisition. Pooling-of-interests is no longer permitted. In addition, other intangible assets can be recognized apart from goodwill if the intangible either (i) reflects a contractual-legal right, or (ii) is separable, that is, capable of being separated, sold, divided, transferred (regardless of intent / existence in the market and either individually or with a group of related assets and liabilities). Prior to FAS 141, only intangibles that could be identified and named could be recognized as an asset apart from goodwill. FAS 141 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including intangible assets that are acquired individually or with a group of other assets not acquired in a business combination. At the time of adoption January 1, 2002 the U.S. GAAP carrying value for goodwill was tested for impairment. In subsequent periods, goodwill is no longer amortized but rather subject to an impairment test, at least annually. In addition, at January 1, 2002 AXA ceased to amortize negative goodwill, which was eliminated and recorded in income: the after-tax cumulative effect of the change in accounting for negative goodwill was €12 million net group share.

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In future periods, any negative goodwill identified in connection with a business combination will be recorded immediately in income in the period of transaction. AXA’s intangible assets have finite useful lives and continue to be amortized over their estimated useful lives.

FAS 144 retains many of the fundamental recognition and measurement provisions previously required under FAS No. 121, “Accounting for the impairment of long-lived assets to be disposed of”, except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. FAS 144 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

FAS 133, as amended: accounting for derivative instruments and hedging activities

On January 1, 2001, AXA adopted statement of Financial Accounting Standards (“FAS”) No. 133, as amended

“Accounting for derivative instruments and hedging activities” (“FAS 133”). FAS 133 established new accounting and disclosure requirements for all derivative instruments, including certain derivative instruments embedded in other contracts (including insurance contracts) referred to as “embedded derivatives”, and hedging activities. FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value.

Accounting for embedded derivatives. AXA elected a January 1, 1999 transition date, thereby effectively “grandfathering” existing accounting for derivatives embedded in hybrid instruments acquired, issued or substantively modified on or before that date. As a consequence of this election, coupled with interpretative guidance issued by the Financial Accounting Standards Board (“FASB”) and the Derivatives Implementation Group (“DIG”) with regard to insurance contracts and features therein, adoption of the new requirements for embedded derivatives had no material impact on AXA’s consolidated financial condition and operating results under U.S. GAAP. There are currently no requirements to measure and recognize embedded derivatives under French GAAP.

Accounting for derivatives and hedging activities. Under FAS 133 all derivatives are on the balance sheet at fair value with changes in fair value (that is, the gains and losses) recorded in the income statement, unless the derivative is used as a hedging instrument. If the derivative is used as a hedging instrument, the accounting for such changes in fair value depends on the hedging relationship as summarized below.

  Fair value hedges. The derivatives are used to hedge for changes in fair value, including those linked to exchange rates variation. The entire change in fair value of the derivative is recorded in income along with the associated gain or loss on the hedged item attributable to the risk being hedged.
  Cash-flow hedges. The derivative instruments are used to cover for the change in cash flows including the effect of foreign exchange fluctuations. The change in fair value of the derivative attributable to the effective portion of the hedge is recorded in “other comprehensive income” (a separate component of shareholders’ equity), which is subsequently reclassified into income in the same period in which the forecasted transaction affects income. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.
  Net investment hedges. Derivatives but also certain non derivatives can be qualified as “investment hedges” for net investment in a subsidiary. The change in fair value of the derivative or non-derivative instrument attributable to the effective portion of the foreign currency hedge, together with the associated foreign exchange gain or loss on the hedged item, is recorded in a component of "other comprehensive income" as a part of the cumulative foreign translation adjustment. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.

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FAS 133 hedge accounting has very prescriptive rules for (i) the types of risks that can be hedged (for example, hedge of net exposures are not permitted), and (ii) the extent to which hedge relationships must be documented and tested for effectiveness, which affect the accounting for hedges under U.S. GAAP. The strict guidance set out by the FASB and the DIG limits the extent to which existing hedge arrangements qualify for hedge accounting under FAS 133. AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than U.S. GAAP. As a result, certain hedging relationships established by AXA have not be designated as qualifying hedging relationships under FAS 133 and, therefore, are not subject to U.S. GAAP hedge accounting and consequently are referred to as “free standing derivatives” with the change in fair value recorded in income effective from January 1, 2001 for U.S. GAAP. In accordance with the transition provision of FAS 133 to recognize the difference between the carrying values and fair values of the free standing derivative instruments at January 1, 2001, the after tax cumulative-effect-type credit to income was €18 million at January 1, 2001.

Given that AXA’s hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA’s U.S GAAP consolidated net income could be subject to increased volatility in future periods. Significant differences could arise between the AXA’s consolidated net income and shareholders’ equity under French GAAP as compared to U.S. GAAP in future periods.

Reclassification of Fixed Maturity and Equity Investments

Under the transition rules of FAS 133, AXA recorded the following reclassifications:

  £19,806 million (or approximately €31,492 million at transition date) of “available-for-sale” securities as “trading” securities, resulting in an after-tax cumulative-effect-type adjustment of €2,698 million from other comprehensive income to the statement of income, representing the after-tax unrealized gain of the assets backing the UK “With-Profit” business at January 1, 2001,
  US$ 257 million (or approximately €273 million at transition date) of “held-to-maturity” securities as “available for-sale” securities, resulting in an after-tax cumulative-effect-type adjustment of US$ 9 million in other comprehensive income (or approximately €10 million at transition date).

Under the transition provision of FAS 133, this reclassification does not call into question AXA’s intent to hold current or future debt securities to their maturity. This reclassification under U.S. GAAP had no impact on AXA’s accounting for its fixed maturity and equity investments under French GAAP.

FIN 46: consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No.46, “Consolidation of Variable Interest Entities”, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” as it relates to certain entities called variable interest entities (“VIEs”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without subordinated financial support from other parties. VIEs will include vehicles formerly known as special purpose vehicles, such as, collateralized debt obligations (also known as debt securitizations) and depending on the facts and circumstances other vehicles, such as, investment in limited partnerships.

For entities that meet the characteristics of a VIE, FIN 46 introduced a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on percentage ownership of voting interest, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with the majority of the economic risks or rewards associated with a VIE’s activities,

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including those conveyed by derivatives, credit enhancements and other arrangements, is the “primary beneficiary” and, therefore, is required to consolidate the VIE.

AXA adopted FIN 46 with immediate effect for VIEs created on or after February 1, 2003 with no impact on the consolidated financial statements at December 31, 2003. However, AXA will adopt FIN 46 for any remaining VIEs created before February 1, 2003 with effect from January 1, 2004. FIN 46 not only provides a consolidation model but also requires specific disclosures relating to VIEs in which AXA has a significant interest.

FAS 146: Accounting for Costs Associated with Exit or Disposal Activities

FASB 146 “Accounting for costs associated with exit or disposal activities” (“FAS 146”) requires that the liability for a cost associated with the exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. AXA adopted FAS 146 on a prospective basis from January 1, 2003. FAS 146 had no material impact on AXA’s consolidated statement of financial position or consolidated income statement under U.S. GAAP upon adoption.

FAS 150: Accounting for Certain Financial Instruments

with Characteristics of Both Liabilities and Equities

FAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the statement of financial position. AXA adopted FAS 150, which is effective for financial instruments entered into or modified after May 31, 2003 and FAS 150 had no material impact on AXA’s consolidated statement of financial position upon adoption. For all other pre-existing financial instruments, FAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 but given that AXA does not publish U.S. GAAP interim financial reports, the effective date would be as at January 1, 2004.

1.1.2. SCOPE OF CONSOLIDATION

Under US GAAP, entities are assessed for consolidation under one of two methodologies as summarized below.

  AXA is required to fully consolidate an entity if it is a variable interest entity (“VIE”) as defined under FASB issued Interpretation No. 46, “Consolidation of Variables Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) and AXA is the primary beneficiary, that is, AXA has a variable interest which will absorb a majority of the VIE’s expected losses or receive a majority of its expected residual returns, or both. Such basis for determining if consolidation is required does not exist under French GAAP.
  For entities that are not VIEs, AXA is required to fully consolidate the entity if AXA has a majority ownership interest, that is an direct or indirect interest of more than 50% based on voting rights, whereas under French GAAP control is presume if AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA.
  Under U.S. GAAP, the equity method of accounting is used for investments in companies (which are not VIEs), in which AXA’s ownership interest approximates 20% and is not greater than 50% including those companies proportionately consolidated under French GAAP.
  Under French GAAP, AXA accounts for its investments in investment companies and real estate companies (including mutual funds) owned by insurance subsidiaries using the cost method. Under U.S. GAAP, such entities are first assessed for consolidation under the “variable interest” model before assessing for consolidated based on ownership interest. In consolidating mutual funds or investments in investment companies for U.S. GAAP purposes, fixed maturity and equity securities held by the funds are classified as trading and, therefore, are stated at estimated fair value and changes in estimated fair value are included in net income.

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1.1.3. BUSINESS COMBINATIONS - PURCHASE ACCOUNTING

Business acquisitions are generally accounted for using the purchase method of accounting under both French GAAP and U.S. GAAP.

In respect of significant acquisitions, material accounting differences between French GAAP and U.S. GAAP relate primarily to (i) the different methods of determining the purchase price attributable to the issuance of ordinary shares of AXA and settling / exchanging outstanding employee share options, (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and U.S. GAAP, and (iii) the portion of goodwill charged directly to shareholders’ equity when ordinary shares of AXA were issued in respect of transactions that were completed before the adoption of the new French Regulations on January 1, 2001.

The significant differences in accounting principles used for determining goodwill between French GAAP and U.S. GAAP are summarized below.

Purchase Price

  Under both French GAAP and U.S. GAAP, the purchase price is determined at transaction date unless newly issued ordinary shares are exchanged. If ordinary shares are issued in connection with an acquisition, under French GAAP the purchase price is determined at the closing date of the offer period whereas under U.S. GAAP the purchase price is determined at the date the merger agreement is signed and announced (so long as the terms of exchange are fixed), using the average market rate over a period consisting of a number of days before and after such date.
  In connection with an acquisition of a target company, not of a minority interest, under both French GAAP and U.S. GAAP, the purchase price includes the cost of settling or exchanging outstanding employee share options of the target company. However, in respect of a minority interest buyout, costs associated with settling or exchanging outstanding employee share options are included in the purchase price under French GAAP, but are excluded from the purchase price and recorded as compensation expense under U.S. GAAP.

Value of Assets Acquired and Liabilities Assumed

Under French GAAP, the portion of assets acquired and liabilities assumed, other than in connection with a buyout of minority interests, are recorded at their estimated fair value at the date of acquisition. The insurance liabilities are maintained at the predecessor’s carrying value if the measurement basis is consistent with AXA’s French accounting principles. The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests are maintained at carrying value at date of acquisition.

Under U.S. GAAP and in respect of all acquisitions including the buyout of minority interests, the portion of assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition.

Determination of Identifiable Intangible Assets

French GAAP provides for the recognition of the present value of future profits of purchased Life insurance business in-force (VBI) as an intangible asset. Under U.S. GAAP, an intangible asset can be recognized at date of acquisition if there is either (i) a contractual or legal right or (ii) it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Such intangible assets may include, but are not limited to, customer and contract lists.

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Goodwill

Under French GAAP and in respect of acquisitions completed prior to January 1, 2001, a portion of goodwill could have been charged directly to shareholders’ equity to the extent that ordinary shares were issued by the parent company in connection with the transaction, with the remaining amount recorded as a goodwill asset. For all acquisitions completed on or after January 1, 2001, the difference between the purchase price and the value of the portion of net assets acquired is recorded as a goodwill asset. However, the French GAAP basis may not generate a goodwill asset value that is equal to that determined under U.S. GAAP due to (i) the accounting for net assets acquired in respect of a buyout of minority interests, (ii) the accounting for the value of shares exchanged, if applicable, (iii) the accounting for the settlement or exchange of outstanding employee share options of the acquired company, (iv) the identification and valuation of identifiable intangible assets, and (v) goodwill is maintained in the functional currency of the acquired company under U.S. GAAP rather than at the historical rate.

Under French GAAP, the goodwill asset is amortized over the remaining estimated useful life and subject to routine impairment testing. Effective from January 1, 2002 under U.S. GAAP, the goodwill asset is not amortized anymore but is subject to an impairment test at least annually. Any negative goodwill is amortized in income over the estimated remaining useful life under French GAAP whereas effective from January 1, 2002 under U.S. GAAP, negative goodwill is recorded in income immediately.

Revisions to Goodwill

Under French GAAP, revisions can be made to the goodwill calculation up to the end of financial year following the acquisition. Under U.S. GAAP, revisions can be made to the goodwill calculation up to 12 months from the date of acquisition only with respect to outstanding known contingencies at date of acquisition.

Shares Issued by a Subsidiary (Dilution Gains)

When a subsidiary of AXA issues shares, this decreases (dilutes) AXA’s ownership interest in that subsidiary and is treated as a partial disposal of the investment in that subsidiary.

Under both French GAAP and U.S. GAAP, if a subsidiary issues shares for a price in excess of or less than the carrying value of the investment in that subsidiary, the difference is generally reflected as an after-tax gain or loss in income. However, the after-tax gain or loss may differ between French GAAP and U.S. GAAP due to differences in the underlying accounting principles used for determining the value of net assets disposed.

Under French GAAP, in the event that a subsidiary issues shares and there is a specific plan to repurchase such shares (at the time shares were issued), this gain is recorded in income with a corresponding charge to establish a provision, on a pre-tax basis. There is no impact on AXA’s consolidated net income and shareholders’ equity under French GAAP. At the point in time when a portion or all of the issued shares are repurchased a portion or all of the provision will be released with a corresponding reduction in goodwill arising on the acquisition. Under U.S. GAAP, the after tax gain is accounted for as a capital transaction and recorded in shareholders’ equity.

1.1.4. ACCOUNTING FOR INVESTMENTS

Fixed Maturities, Equity and Real Estate, Other Than Assets Allocated to UK “With-Profit” Contracts

In respect of the accounting for fixed maturity and equity investments outside of the separate accounts (unit-linked) asset portfolios, under French GAAP, fixed maturities and equity investments are, in general, carried at amortized

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cost and historical cost, respectively, less valuation allowances. Under U.S. GAAP, the accounting for these securities depends on the investment classification:

  securities classified as “held to maturity” are reported at amortized cost, securities classified as “trading” are reported at fair value with changes in unrealized gains and losses included in income, and securities classified as “available for sale” are reported at fair value with changes in unrealized gains and losses included in “other comprehensive income” (a separate component of shareholders’ equity).

In respect of valuation allowances on impairment fixed maturity and equity securities and real estate investments, under French GAAP AXA has applied the rules for other-than-temporary decline in value as described in Note 2. Under French GAAP, the impairment charge can be reversed in future periods in the event that market conditions change.

Under U.S. GAAP, unless evidence exists to support a realizable value equal to or greater than the cost basis of the investment, an impairment write-down to fair value should be recorded as realized loss in the income statement. The write-down is not reversible in future periods. As a result of the large number of investments in equity securities, AXA has concluded for the periods presented that all declines in value in excess of cost should be realized as an other-than-temporary impairment in the income statement unless the decline in value was both (i) less than 20% compared to cost and (ii) for a time period of less than six consecutive months. In addition, the Company reviews whether there are any qualitative factors specific to the issuer and or industry in which it operates that would indicate that the decline in value was other-than-temporary.

Assets Allocated to UK “With-Profit” Contracts

The assets supporting the UK “With-Profit” contracts consist primarily of fixed maturity and equity securities. The UK “With-Profit” contracts are participating contracts and distribution from the “With-Profit” long-term fund is based on legal restrictions whereby policyholders have a 90% right to all risks and rewards of the participating (“With-Profit”) fund. Therefore, changes in the estimated market value of these assets held in the “With-Profit” fund impact the valuation of the fund and, therefore, the valuation of the underlying insurance liabilities.

Under French GAAP, assets supporting the UK participating (“With-Profit”) fund are stated at market value with changes in market value included in income, as the unrealized investment gains and losses on these investments are included in the determination of the related insurance liability. These assets include fixed maturity and equity securities, real estate and loans.

Under U.S. GAAP, real estate assets and loans allocated to UK “With-Profit” contracts are carried at historical cost less accumulated depreciation and amortized cost or unpaid principal balance, respectively. In addition and prior to January 1, 2001, the fixed maturity and equity investments allocated to UK “With-Profit” contracts were classified as “available-for-sale” and stated at market value. Consequently, the entire change in market value, being the net unrealized investment gains or losses, was recorded in “other comprehensive income” (a separate component of shareholders’ equity) even though the related impact of the change in unrealized gains and losses on assets on UK-"With-Profit" policyholder benefits was recorded against income in the same period. Accordingly, AXA believed that this exclusion under U.S. GAAP did not reflect fully the economic effect of the UK “With-Profit” contracts. An increase in the estimated fair value of these assets resulted in an increase in the liability for policyholder benefits, and a reduction of AXA’s consolidated net income. A decrease in the estimated fair value of assets resulted in a decrease in the liability for policyholder benefits, and an increase in AXA’s consolidated net income.

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As a consequence, this led to AXA’s presentation of “U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK “With-profit” contracts” in the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP whereby the changes in market value of the assets allocated to UK “With-Profit” contracts were included in income: a presentation that AXA believed was more meaningful under the circumstances.

Effective from January 1, 2001 and as permitted under the transition rules of FAS 133, “Accounting for derivatives instruments and hedging activities”, the fixed maturity and equity securities supporting the participating (“With-Profit”) business have been reclassified from “available-for-sale” to “Trading”. These investments continue to be stated at market value, however, the changes in market value of these investments are no longer recognized in «other comprehensive income» (a separate component of shareholders’ equity), but are recognized in income. Consequently, from 2001, AXA’s presentation of “U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK “With-Profit” contracts”, in the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP, was no longer necessary since 2001.

1.1.5. FUTURE POLICY BENEFITS

Under French GAAP, insurance liabilities for Life & Savings business, also referred to as future policy benefits, are calculated in accordance with the applicable local regulatory and accounting rules if consistent with the French accounting principles used by AXA. The future policy benefits are actuarially determined using actuarial assumptions relating to investment yields, mortality, morbidity and expenses. Contracts are assumed to remain in-force until their contractual maturity date or the death of the insured.

Under U.S. GAAP, future policy benefits for traditional life policies, that is for contracts with significant mortality or morbidity risk, are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviation; such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve is established by a charge to earnings.

Equitable Life. For French GAAP purposes, in 1996 Equitable Life changed its method of accounting for certain long-duration participating life insurance contracts in accordance with the provisions prescribed by FAS 120, “Accounting and reporting by mutual Life insurance enterprises and by insurance enterprises for certain long-duration participating contracts’’. Under French GAAP, the liability for terminal dividends is accrued in proportion to gross margins over the life of the contract. For U.S. GAAP purposes, management elected not to implement FAS 120 for AXA's consolidated financial statements and, accordingly, has maintained its U.S. GAAP methodology for all long-duration participating life insurance contracts based on FAS 60 whereby the terminal dividends are taken into account in the establishment of reserve factors, and the reserves are accrued in proportion to premium revenue over the life of the contract.

Reinsurance contracts that cover Guaranteed Minimum Income Benefits (“GMIBs”) features of variable annuity / separate account type contracts are accounted for as insurance contracts under French GAAP on a prospective basis whereby the amount is recognized over the contract term. Under U.S. GAAP the reinsurance contract covering the income feature represents a derivative instrument accounted for under FAS 133 at fair value.

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1.1.6. EQUALIZATION RESERVES

Under French GAAP, equalization reserves are recognized in respect of future catastrophe risks, which are determined in accordance with local regulatory requirements in certain jurisdictions in which AXA operates. Such reserves are not permitted to be recognized as a liability under U.S. GAAP until such losses are incurred.

1.1.7. PLAN OF FINANCIAL REORGANIZATION OF AXA EQUITY & LAW (“THE PLAN”)

Accounting for the Transaction

In connection with the Plan, as described in note 4 “business combinations” to the consolidated financial statements, a portion of the surplus assets held in the participating (“With-Profit”) fund, referred to as the «Inherited Estate» was attributed to AXA, as the shareholder. AXA’s portion of the Inherited Estate along with the non-participating insurance business was transferred out of the participating (“With-Profit”) fund into separate legal non-participating funds in which 100% of the operating results would inure to AXA in future periods. As a consequence of the plan and effective from January 1, 2001, additional significant differences arose between French GAAP and U.S. GAAP as set out below.

Under French GAAP, the plan was accounted for as a business combination as it was a transaction with the policy-holders, an equivalent third party interest. As a result, (i) assets and insurance liabilities transferred from the participating fund to the non-participating fund were re-estimated at fair value and or based on new assumptions for interest rates and mortality, (ii) VBI was recognized in respect of the profits to emerge on the unit linked business transferred to the non-participating fund, and (iii) the cost of the incentive bonus paid to policyholders that elected in favor of the Plan was established as goodwill.

Under U.S. GAAP, the transaction could not be accounted for as a business combination, as it was a portfolio transfer within a commonly controlled group and, therefore, (i) no VBI was recognized, and (ii) the cost of the incentive bonus was recorded as an expense in the period, which was recorded as a decrease to U.S. GAAP net income of €433 million (adjustment in the reconciliation under the caption “Purchase accounting and goodwill”).

Profit Recognition for UK “With-Profit” Business as a Result of the Plan

Under French GAAP, the profit recognized by AXA in respect of the UK “With-Profit” business represents 10% of the bonus declared by the actuary and represented a change in methodology under French GAAP in 2001. Under U.S. GAAP, 10% of all changes in the UK with-profit fund (revenues and expenses) are recognized in the income statement, with the remaining 90% attributed to “unallocated policyholder dividend liability”.

1.1.8. IMPACT OF CHANGES IN FRENCH ACCOUNTING PRINCIPLES IN 2001

The implementation of new French regulations effective from January 1, 2001 resulted in certain one-time adjustments to the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP.

Equalization Reserve

As a result of the new French regulations, equalization reserves are limited only to future catastrophe risks; reserves are no longer permitted under French GAAP for future unusual losses in any one period. These equalization reserves are not recognized as a liability under U.S. GAAP, until such loss is incurred and, therefore, such liabilities are eliminated under U.S. GAAP.

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Cost of Reinsurance

Due to the implementation of new French regulations, the cost of reinsurance is recorded in income in the year the reinsurance arrangement, including for long duration contracts, is placed with a third party reinsurer, including for long duration contracts. Under U.S. GAAP, the cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments.

The cumulative effect of the change has been recorded as an adjustment to opening shareholders’ equity on in French GAAP. Future policy benefits as presented in AXA’s reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP include this new difference in accounting.

Intercompany Transactions

Effective for intercompany transactions on or after January 1, 2001 and under the new French regulations, realized gains and losses on intercompany sales of assets are eliminated in their entirety, unless there is an other-than temporary impairment that is to be recorded as a loss immediately, which is the similar to U.S. GAAP. No difference exists between French GAAP and U.S. GAAP in 2001 and thereafter.

However, in prior periods, French GAAP differed from U.S. GAAP, as French GAAP did not eliminate such gains and losses if the seller or buyer was an insurance or reinsurance company. Consequently, this difference is still presented in AXA’s reconciliation of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP in respect of 2000 and 1999.

Under French GAAP, realized gains are recognized when securities or real estate with appreciated values are contributed to mutual funds or real estate funds established for the purpose of supporting French savings contracts. Under U.S. GAAP, such gains are proportionately recognized when the savings contracts are issued or the fund shares are sold to entities not included in the consolidated financial statements.

1.1.9. OTHER DIFFERENCE

Restructuring Provisions

For restructuring provisions established prior to January 1, 2003 under French GAAP and U.S. GAAP, the nature of costs that can be included in restructuring provisions is generally similar. However, U.S. GAAP requires that certain conditions exist including the timing of recording restructuring provision for involuntary termination benefits. Consequently, certain costs included in restructuring provisions under French GAAP are not permitted under U.S. GAAP. These differences will reduce over time as the related restructuring costs are incurred.

In respect of all new exit or disposal activities established on or after January 1, 2003, U.S. GAAP has been changed due to the implementation of FAS 146 and is different from French GAAP as it relates to (i) timing of recognition (recognized if incurred only, a commitment to undertake a restructuring or exit plan is not sufficient) , and (ii) measurement at inception at fair value.

Share-Based Compensation (Other Than in Respect of Business Combinations)

Under French GAAP, the accounting of share-based compensation is limited to share option plans and depends on whether the share option plan (i) relates to the purchase of shares in the open market or the increase in AXA share capital, (ii) provides for a guarantee of liquidity, or (iii) is issued by AXA (the Company) or another AXA entity.

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Under U.S. GAAP, the accounting for share-based is identical whatever the characteristics of the plan.

There are two principal differences that arise between French GAAP and U.S. GAAP as set out below.

  Under French GAAP share-based compensation is not recorded in respect of certain share option plans issued by AXA (the Company) that do not provide a guarantee for liquidity whereas under U.S. GAAP a compensation charge is recorded if at grant date the options are issued at a significant discount; and
  For all other share option plans issued by AXA (the Company) and other AXA entities, the principles for measuring share-based compensation under French GAAP are principally similar to those used under U.S. GAAP. However, the compensation expense is recorded over the vesting period in the income statement and included as a liability under French GAAP whereas under U.S. GAAP the amount is recorded against shareholders’ equity.

Pension Plans

Under French GAAP, AXA uses an actuarial methodology that is consistent to the measurement and recognition basis prescribed under U.S. GAAP, with the exception of the recognition of an additional minimum pension liability that is not recognized under French GAAP. For U.S. GAAP purposes, AXA has adopted FAS 87, “Employer’s accounting for pensions”, as of January 1, 1989. At the date of adoption a transition asset, reflecting the over-funded status of AXA Equity & Law’s pension plan, was recorded and is being amortized over the remaining fifteen-year average service life of employees. If the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability is recorded such that the total liability in the balance sheet is at least equal to the unfunded accumulated benefit obligation. The after-tax amount is, in general, recorded in “Other Comprehensive Income” (separate component of shareholders’ equity).

Long-Term Debt with Early Redemption Rights

Under French GAAP when long-term debt is issued with early redemption rights whereby the redemption price is in excess of the original issue price per bond or note, the excess premium may not be amortized over the period from original issue date to earliest redemption period subject to certain market conditions.

Under U.S. GAAP, as the value of the long-term debt accretes according to the stated redemption price, this accretion, if significant, is amortized over the period up to earliest redemption date and is recorded as interest expense with a corresponding increase in the value of the principal outstanding in the balance sheet.

Deferred Tax

Under French GAAP, deferred income taxes are not required to be recognized in respect of distributions if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is at the control of management.

Under U.S. GAAP, deferred income taxes arising on distributions are recorded in full if subject to local tax upon distribution (inside tax basis) even if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is under the control of management.

Under French GAAP, valuation allowances are recorded against deferred tax assets unless under an economic approach (based on an analysis of future statutory profits), the deferred tax assets are deemed recoverable. U.S. GAAP FAS 109 “Accounting for Income Taxes” gives greater weight to previous cumulative losses than the outlook for future probability when determining whether deferred tax assets are realizable.

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Under both French GAAP and U.S. GAAP, the impact of a change in enacted tax rates on deferred tax assets and liabilities is recorded in income. Due to certain significant differences in the underlying accounting principles between French GAAP and U.S. GAAP, particularly in respect of the value of fixed maturity and equity investments (held at amortized cost or historical cost under French GAAP and generally at market value under U.S. GAAP), the impact of the change in tax rates on income under French GAAP and U.S. GAAP will differ accordingly mainly regarding stock price regulation or shares attributed to employees plans.

Treasury Shares

Under French GAAP, treasury shares are reported as an asset if certain conditions are satisfied. Under U.S. GAAP, the cost of treasury shares is reported as a deduction from shareholders’ equity. If such shares are then reissued, the proceeds received are correspondingly reported as a change in shareholders’ equity. Therefore, any gains or losses from holding such shares are recorded as adjustments to shareholders’ equity.

De-Recognition of Transferred Assets

Assets transferred to entities in which AXA does not hold an ownership are permitted to be recognized as a disposal under French GAAP. Under U.S. GAAP any realized profit or loss on the disposal is eliminated if the transaction does not meet the requirements for de-recognition due to various factors including continuing involvement in the company’s management.

1.2. NET INCOME STATEMENT RECONCILIATION
BETWEEN FRENCH AND U.S. GAAP

UPDATE OF U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS FOR 2001 AND 2002

In its accounts, the AXA Group records valuation allowances for the non-temporary impairment of some of its portfolio assets. Following work carried out in conjunction with the SEC1, the AXA Group has reviewed its method of determining the non-temporary nature of an asset’s impairment, and therefore its method of recording capital losses. The Group’s new rules are described in section 1.4 of this report. Since these methods were not in place in 2001, AXA has restated its 2001 U.S. GAAP consolidated financial statements to reflect the impairment of some assets under these new methods, and has taken into account the consequences on its 2002 U.S. GAAP financial statements.

Applying these new methods, the Group has recognized an additional gross charge of €1,853 million on the statement of income, which was previously included as an unrealized loss under “Other Comprehensive Income” (OCI). The net effect of this gross charge is reduced by its impact on policyholder bonuses, minority interests and the corresponding tax, since amounts allocated to policyholder bonuses, minority interests and tax were also previously recorded under OCI. The net impact of this additional impairment on the statement of income is €1,128 million, resulting in 2001 net income Group share of €356 million under U.S. GAAP. These restatements have no impact on the Group’s consolidated shareholders’ equity, since AXA had already recorded the underlying effect of the lower market value of its assets under OCI, a separate component of consolidated shareholders’ equity.

These new methods were not in place when the 2002 reference document was published. As a result, the AXA Group has also updated its 2002 U.S. GAAP consolidated statement of income. The net impact on the statement of income in 2002 was an additional gain of €647 million gross or €300 million net. Again, there was no impact on U.S. GAAP consolidated shareholders’ equity.

(1) SEC: Securities and Exchange Commission – equivalent to AMF.

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Having examined the potential impact of this new impairment policy on the Group’s 2000 U.S. GAAP consolidated financial statements, the AXA Group has concluded that the application of these new methods does not justify any restatement for 2000.

The reconciliation of reported and restated 2001 and 2002 statements of income is set out below.

Consolidated Net Income in Accordance with U.S. GAAP

(in euro millions)	Year ended December 31, 2002

As previously reported:	(2,887)
Adjustment for additional investment impairment charge:
Gross adjustment	647
Attribution to policyholders’ participation	(101)
Tax effect	(214)
Minority Interest	(32)

As restated	(2,588)

Consolidated Net Income in Accordance with U.S. GAAP

(in euro millions)	Year ended December 31, 2001

As previously reported:	1,484
Adjustment for additional investment impairment charge:
Gross adjustment	(1,853)
Attribution to policyholders' participation	209
Tax effect	436
Minority Interest	80

As restated	356

1.3. YEAR ENDED DECEMBER 31, 2003

Consolidated Net Income

	Year ended December 31, 2003
(in euro millions)	U.S. GAAP	French GAAP

Life & Savings	1,998	671
Property & Casualty	1,225	448
International Insurance	302	142

Total Insurance	3,525	1,261

Asset Management	118	(24)
Other Financial Services	178	138

Total Financial Services	297	115

Holdings	(149)	(371)

Net Income, group share	3,673	1,005

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Net income Group share for 2003 under U.S. GAAP was €3,673 million, higher by €2,668 million than net income under French GAAP.

This increase was principally due to:

  The impact of accounting derivatives and hedges (€+752 million), and notably the application of FAS 133, which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S. GAAP
  The exclusion of goodwill amortization charges under U.S. GAAP (€+562 million).
  The partial recovery in the financial markets and its positive impact on investments in mutual funds, which are included at market value under U.S. GAAP (€+475 million).
  The reduction in non-temporary impairment charges on equity securities under U.S. GAAP (€+675 million). The differences between U.S. and French GAAP (described in section 1.1.4 below) led to the recording of €373 million net group share of valuation allowances under U.S. GAAP as opposed to €1,048 million under French GAAP (net group share).
  A net release of deferred tax depreciation reserves (€+343 million) recorded under U.S. GAAP in 2002 by AXA Japan.
  The recognition of the disposal gain on the Australian health insurance business (€+93 million), which was recognized in 2002 under French GAAP.

These factors were partially offset by the non-recognition under U.S. GAAP of the profit recorded by AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions.

The Life & Savings segment was the one most affected by these restatements. Net income Group share was 1,327 million higher under U.S. GAAP, due to: - The impact of accounting derivatives and hedges (€+439 million).

- A net release of Japanese deferred tax depreciation reserves (€+343 million). - The exclusion of goodwill amortization charges (€+299 million).

- Reduced non-temporary impairment charges on equity securities under U.S. GAAP (€+284 million). - The increase in market value of mutual fund investments (€+134 million).

These factors were partially offset by the non-recognition under U.S. GAAP of the profit recorded at AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions.

In the Property & Casualty segment, net income Group share was €777 million higher under U.S. GAAP, mainly due to (i) the increase in market value of mutual fund investments (€+294 million), (ii) reduced valuation allowances on equity securities (€+354 million) and (iii) the non-recognition of goodwill amortization charges (€+120 million).

Net income Group share in the International Insurance segment was €160 million higher under U.S. GAAP, due to (i) the difference in valuation of reinsurance liabilities relating to Guaranteed Minimum Income Benefit contracts (€+58 million), (ii) reduced valuation allowances on equity securities (€+37 million), (iii) the increase in market value of mutual fund investments (€+44 million) and (iv) the elimination of equalization reserves, which are not recognized under U.S. GAAP (€+20 million).

In the Asset Management segment, the €142 million increase in net income Group share compared to French GAAP was mainly due to the lack of goodwill amortization charges under U.S. GAAP (€+138 million).

In Other Financial Services, net income Group share was €40 million higher under U.S. GAAP, mainly due to the application of FAS 133 (€+43 million).

The net income Group share of Holding companies was €222 million higher under U.S. GAAP, due to (i) the recognition of derivative instruments under FAS 133 (€185 million) and (ii) the recognition of the disposal gain on the Australian health insurance business (€+93 million), partially offset by (iii) the compensation charge arising on AXA’s employee stock purchase plan (€–46 million).

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1.4. YEAR ENDED DECEMBER 31, 2002

Consolidated Net Income

	Year ended December 31, 2002
(in euro millions)	U.S. GAAP	French GAAP

Life & Savings	(1,506)	1,063
Property & Casualty	(937)	(19)
International Insurance	(455)	(176)

Total Insurance	(2,898)	869

Asset Management	223	218
Other Financial Services	61	119

Total Financial Services	284	337

Holdings	27	(257)

Net Income, group share	(2,588)	949

Net income Group share for 2002 under U.S. GAAP amounted to a loss of €–2,588 million, which was €3,537 million lower than the French GAAP net income figure.

This decrease was principally due to:

  The impairment charge on equity securities under U.S. GAAP. The differences between U.S. and French GAAP (described in section 1.1.4 below) led to the recording of €2,270 million (net group share) of valuation allowances under U.S. GAAP, compared with €614 million (net group share) under French GAAP;
  The adverse impact of financial market trends (i) on the value of investments in mutual funds, which are consolidated at net asset value under U.S. GAAP (€–1,008 million), and (ii) on the profit emerging from the UK “With-Profit” funds, of which 10% is recognized in the U.S. GAAP net income (€–274 million);
  An additional valuation allowance recorded against the Japanese deferred tax asset (€–1,014 million), arising automatically under U.S. GAAP due to a cumulative tax loss taking place over a three-year period, and the recognition of the deferred tax liability on future distributions in the UK (€–345 million) relating to the profit emerging from the non-profit fund; under U.S. GAAP, any distribution tax is recorded, regardless of the probability of distribution in a foreseeable future;
  The elimination under U.S. GAAP of the exceptional profit accounted for in Alliance Capital under French GAAP (€148 million) relating to the partial release of the dilution profit recorded at the time of acquisition of Sanford Bernstein in 2000. Under U.S. GAAP, this dilution profit was entirely accounted for within shareholder’s equity;
  The non-recognition of the disposal gain on the Australian health insurance business (€–87 million);
  The valuation difference between French and U.S. GAAP (€–119 million) concerning assets and liabilities relating to reinsurance contracts with guaranteed minimum income benefit features at AXA Financial (reinsurance ceded) and AXA Corporate Solutions (reinsurance accepted), these contracts are considered as derivative instruments, and as such are accounted for at fair value under FAS133.

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These factors were partly offset by:

–	The absence of goodwill amortization under U.S. GAAP as of 2002 (€+588 million), and the impact of fair value accounting for derivatives under FAS 133 (€+412 million).

The Life & Savings segment was the one most affected by these restatements. Net income Group share was €2,569 million lower under U.S. GAAP, due to:

(i)	The additional valuation allowance recorded against the Japanese deferred tax asset (€–1,014 million);
(ii)	A higher impairment charge on equity securities (€–926 million);
(iii)	The adverse impact of financial market trends on the value of investments in mutual funds (€–421 million);
(iv)	The recognition of deferred tax liabilities on future distributions in UK (€–345 million);
(v)	The recognition of 10% of the profit emerging from the UK “With-Profit” funds (€–274 million).

These factors were partly offset by:

(vi)	The absence of goodwill amortization as of 2002 (€+301 million).

In the Property & Casualty segment, net income Group share was €918 million lower under U.S. GAAP than under French GAAP, mainly due to (i) the adverse impact of financial market trends on the value of investments in mutual funds (€–515 million), (ii) a higher impairment charge on equity securities for (€–589 million), partly offset by (iii) the absence of goodwill amortization as of 2002 (€+103 million).

Net income Group share in the International Insurance segment was €279 million lower under U.S. GAAP than under French GAAP, as a result of (i) the valuation difference on accepted reinsurance contracts that cover guaranteed minimum income benefits, which are treated as derivatives instruments under U.S. GAAP rather than valued as insurance contracts (€–148 million), (ii) a higher impairment charge on equity securities (€–75 million), and (iii) the adverse impact of financial market trends on the value of investments in mutual funds (€–67 million).

In the Asset Management segment, the positive impact of eliminating goodwill amortization (€+154 million) was almost fully offset by the elimination of the exceptional profit recorded under French GAAP relating to Sanford Bernstein (€–148 million).

The net income Group share of Holding companies was €284 million higher under U.S. GAAP, due to (i) fair value accounting for derivatives under FAS 133 (€+498 million), partly offset by (ii) the elimination of the gain realized on the disposal of AXA Australia health activities (€–87 million), (iii) a higher impairment charge on equity securities (€–67 million), and (iv) a compensation charge arising on the employee stock purchase plan (€–61 million).

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Consolidated Net Income

	Years ended December 31,
(in euro millions)	2003	2002	2001

CONSOLIDATED NET INCOME IN ACCORDANCE WITH FRENCH GAAP	1,005	949	520

Material differences (gross of taxes):
Differences in scope of consolidation	471	(1,481)	(614)
Goodwill and purchase accounting (a)	470	402	(596)
Investment accounting and valuation
(excluding UK “With-Profit” related assets)	1,142	(1,637)	(1,693)
Investment accounting for UK “With-Profit” business assets:
– Reclassification of fixed maturities
and equity securities at January 1, 2001	–	–	3,853
Deferred acquisition costs	(15)	(112)	(51)
Equalization provisions	74	-	(224)
Future policy benefits (net of reinsurance)	(28)	(297)	(226)
Restructuring Provisions and other non-admissable provisions	(109)	(12)	(218)
Derivatives and hedging activities	1,092	486	(109)
Other items	(94)	(59)	150
Tax	(336)	(826)	(437)

Total reconciling adjustments	2,668	(3,536)	(164)

CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	3,673	(2,588)	356

(a)	2002 : includes profit booked in Alliance Capital of €148 million in French GAAP non recognised in U.S. GAAP of which €277 million related to the partial release of the dilution profit and €–129 million related to the exceptional goodwill amortization in relation with.

Taking into account 2003 results and the differences between French and U.S. GAAP, the Group’s consolidated U.S. GAAP shareholders’ equity was €24,918 million at December 31, 2003.

Major event known subsequently to December 31, 2003

In 2002, pursuant to Bernstein and SCB Partners Inc.'s exercise of their rights to sell limited partnership interests in Alliance Capital to AXA Financial. The acquisition generated a $122 million goodwill fully amortized over the period, reflecting the 3 points increased of AXA Financial ownership in Alliance Capital. On March 5, 2004, the former shareholders of Sanford C. Bernstein exercised their rights to sell 8,16 million Alliance Units. As a consequence, the ownership interest of AXA Financial in Alliance Capital at this date increased by 3 points from 56% to 59%.

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Adoption of New International Accounting Standards

In accordance with European Parliament Regulation (EC) 1606/2002, companies governed by the national law of an EU member state and whose shares are traded on a regulated market are to prepare their consolidated financial statements according to international accounting standards as of the financial year starting on or after January 1, 2005.

In view of this, in 2002, the Group devised a program to convert its French GAAP consolidated financial statements to these new international accounting standards. The program continued in 2003, and the Group strengthened its central project team, as well as setting up project teams within its main entities and holding steering committee meetings bringing together all CFOs of Group subsidiaries. Training seminars dealing with these new accounting standards were organized. A list of differences between these standards and French GAAP has been drawn up, concerning subjects non-specific to the Group’s activities, such as goodwill (which will simply undergo impairment tests instead of being amortized), stock options (which will automatically give rise to a charge), treasury shares (which must all be eliminated regardless of use), and the scope of consolidation (which will probably be larger under the new standards).

The Group also analyzed the implications of the new standards as regards its operating methods. The Group carried out a number of simulations designed to help it make decisions and to illustrate the options offered by these new standards with respect to current methods. However, some standards that are very important for the Group – particularly IFRS 4, which is the standard for the insurance industry, and IAS 32 and 39, which deal with the treatment of investments held by insurers – are still being developed. As a result, the Group was unable to complete this analysis in 2003. The Group must continue its analysis in order to determine all operational and financial consequences and to take the appropriate action.

This program will continue in 2004 with a first draft project of the Group’s opening balance sheet, which may undergo substantial change due to the aforementioned uncertainties. The Group will also develop its IT systems, in order to ensure that new financial data not already produced through existing reporting procedures will be produced in future.

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Management Board’s Report on the Parent Company Financial Statements	324

Balance Sheet - Assets	329

Balance Sheet - Liabilities	330

Statement of income	331

Statement of cash-flows	332

Financial Results over the Past Five Years	333

Subsidiaries and Participating Interests	334

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Management Board’s Report on the Parent Company Financial Statements

NET INCOME

Net income for the fiscal year ended December 31, 2003 was €863 million, compared to €1,066 million for the year ended December 31, 2002.

Dividends received from subsidiaries amounted to €1,109 million for the year ended December 31, 2003, a decrease of €372 million compared with the previous year.

Dividends received from European insurance companies totaled €621 million, versus €838 million in 2002. Dividends received from insurance companies outside of Europe totaled €256 million, versus €383 million in 2002.

The decrease in dividends from European companies primarily reflected the absence of dividend payments from Belgium in 2003 compared to €177 million in 2002, and lower dividends from Germany, where the dividend payment was cut back by €132 million to €41 million in 2003. These dividend reductions were attributable to lower profits in 2002 as a result of the tough conditions prevailing on the financial markets. Conversely, the dividend payments received from AXA France Assurance increased to €580 million from €478 million in 2002. The dividend paid in 2002 was topped up by a repayment of debt arranged with the Company.

The dividends received from insurance companies outside Europe decreased by €127 million as a result of the cutback in dividends paid by AXA Financial to €174 million from €302 million in the previous year. This reduction was intended to bolster AXA Financial’s financial position amid the strong expansion in its business activities, combined with the appreciation in the euro against the dollar.

Dividends from the financial services subsidiaries decreased by €28 million, since the exceptional dividend payment of €52 million by Compagnie Financière de Paris during 2003 was more than offset by the full impact of the reduction in the dividend paid by AXA Participations 2 to €147 million from €227 million in 2002 when it did not record such large capital gains as in 2001.

Net financial charges, including interest expense net of income from loans and investments, reached €157 million, up from €130 million in 2002, representing an increase of €27 million.

Income from short-term investments declined by €134 million due to the decrease of loans outstanding resulting notably from asset reallocations within the AXA group during 2002 and 2003, as well as the impact of euro strengthening on interest income received in foreign currencies.

In addition, interest expense declined by €107 million. The favorable impact of the reduction in average outstanding debt and the positive impact of currency fluctuations have been partly offset by higher financial charges resulting from the partial shift from variable-rate funding to fixed rates in order to protect future financial charges.

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Operating expenses reached €131 million, compared to €152 million in 2002.The €21 million decrease, consistent with expense reduction efforts undertaken by the group, mainly reflected lower Group Management Services re invoicing and AXA brand advertising expenses.

Result on capital operations showed a net gain of €75 million, versus a net loss of €2 million in 2002. They included realized capital gains and losses, impairment valuation allowances for the impairment of financial assets and subsequent releases thereof, allowances to provisions for contingent liabilities, realized foreign exchange gains or losses, and non-recurring items.

In 2003, capital gains (net of provisions releases) totaled €100 million, including €47 million on the sale of Schneider securities and €44 million from releases of provisions on Compagnie Financière de Paris securities. In 2002, they totaled €89 million, including a gain of €54 million also derived from the sale of Schneider securities.

Allowances for the impairment of financial assets totaled €100 million, including €64 million related to internal IT services companies within the AXA group.

The foreign exchange gain totaled €99 million in 2002, compared with €49 million in 2002. The hedging policy implemented by the holding company on net investments denominated in foreign currencies, to protect the group’s consolidated shareholders’ equity against currency fluctuations, induced gains during 2003, notably on the US dollar and sterling. In addition, the use of currency options to protect the AXA group’s dollar-denominated earnings against depreciation in the currency, gave rise to a gain of €18 million.

Releases of provisions for contingent liabilities amounted to €68 million, including €48 million related to guarantees given to Compagnie Financière de Paris. This provision, which was no longer required in 2003, covered the estimated losses on loans held by Compagnie Financière de Paris.

Allowances to provisions for contingent liabilities totaled €88 million at year-end 2003, compared to €102 million at year-end 2002. These allowances primarily related to redemption premiums payable on convertible bonds, which totaled €82 million, a similar amount to that set aside in 2002.

Tax expense, which totaled €32 million, decreased primarily owing to the reduction in taxation on foreign exchange unrealized gains.

Pursuant to the Corporate Tax Group , tax savings are recorded directly in the financial statements of the parent company of the tax group. This had no impact on the year’s financial statements, since the entire tax savings generated by loss-making subsidiaries (€102 million) were provisioned given the high probability that these subsidiaries will return to profit for tax purposes.

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BALANCE SHEET

At December 31, 2003 the balance sheet totaled €41,656 million, versus €38,950 million at December 31, 2002.

ASSETS

Investments in subsidiaries net of valuation allowances, totaled €35,932 million, versus €35,853 million at year-end 2002.

This €79 million increase was primarily attributable to acquisitions of securities for €316 million and asset disposals for €227 million.

The reorganization of the group’s reinsurance branch during 2003 prompted the Company to increase its direct shareholding in certain units. For instance, AXA Cessions, the group’s subsidiary handling retrocession programs on behalf of various group units, is now wholly-owned by the Company following the repurchase of 100% of shares from AXA RE for €46 million. In addition, the Company now owns 100% of AXA RE following the repurchase of 5% of the capital from French units for €108 million.

New equity issues totaled €62 million, including €47 million by AXA UK Holdings Limited, a holding company dedicated to the management of discontinued Property and Casualty portfolio business in the UK, primarily in order to enable this company to acquire shares in AXA Global Risks UK from AXA RE for €34 million.

The Company also increased its direct shareholding in AXA Financial by acquiring shares from one of its subsidiaries for €53 million.

Conversely, the Company sold Schneider securities on the market which acquisition cost was €53 million.

The pursuit of the selling program of real estate assets held by Société de Gestion Civile Immobilière (SGCI) and Vendôme Tridor enabled the former to repay asset contributions amounting to €57 million and the latter to reduce its shareholders’ equity by €44 million to the benefit of the Company.

Receivables from subsidiaries net of valuation allowances reached €3,156 million, compared with €2,034 million at year-end 2002.

This €1,123 million increase was primarily attributable to 10-year loans granted to AXA Insurance Holding Japan, for €980 million. These funds are intended to push up the subsidiary’s solvency ratios to well above the regulatory minimum and put them at a level that is more in line with the group’s internal requirements.

Other financial assets decreased by €227 million compared with the previous year. In particular, subordinated notes acquired by AXA in 2001 from its Australian subsidiary AXA Asia Pacific Holding were sold to AXA Groupe Life Insurance. Their acquisition cost was €238 million.

Other receivables totaled €369 million at December 31, 2003. They comprise primarily interest receivable on swaps and the tax current accounts of companies belonging to AXA’s tax consolidation group.

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Cash and cash equivalents totaled €1,839 million, compared to €193 million at year-end 2002. This €1,646 million increase was mainly attributable for €1,406 million to the reinvestment of the proceeds of the issue of bonds redeemable in shares or cash (ORANs) during the final quarter of 2003, intended to finance the proposed acquisition of MONY in the US.

LIABILITIES

Shareholders’ equity, before 2003 net income and after payment of dividends in respect of the prior year, totaled

€26,655 million, an increase of €196 million, including €188 million in respect of new equity issues reserved for employee stock purchase program and €8 million in respect of subscription options exercised. In sum, 15,935,791 new shares were issued.

	Ordinary shares	Ordinary shares	Capital in excess
	(number in millions)	(nominal value)	of nominal value	Total

Employee stock purchase program	15,130,822	34	154	188
Exercise of share options
and conversion of convertible bonds	804,969	2	6	8

TOTAL	15,935,791	36	160	196

Other shareholders’ equity amounted to €2,719 million, compared with €1,892 million in 2002. In particular, the Company issued three new undated notes that were placed with private banking institutions in Europe and Asia, namely a $500 million issued in May 2003, a €200 million issue in October 2003 and a €300 million issue in December 2003. These notes were issued as part of the €5 billion Euro Medium Term Note (EMTN) program. As well as benefiting from the highly favorable market conditions, these issues reinforced the group’s financial structure and enabled to anticipate the refinancing of debt maturing shortly, notably over the next two years.

Provisions for contingent liabilities, which totaled €865 million, primarily include €585 million to cover the possible repayment of tax savings in connection with tax consolidation and €161 million for the redemption of premiums on convertible bonds.

Subordinated debt came to €5,504 million compared with €5,623 million in 2002. The decrease was primarily attributable to currency impacts due to the strengthening of the euro against other currencies.

Financial debt increased by €1,358 million, following the issue of bonds redeemable in shares or in cash (ORANs). The €1.4 billion in financing raised by AXA for the potential acquisition of MONY took the form of an issue of bonds redeemable in shares or in cash subscribed upon the exercise of bond subscription warrants issued free of charge by AXA to its shareholders.

At December 31, 2003, other payables include primarily €54 million in remaining capital to be called-up on AXA Italia Spa, as well as €82 million in payables to minority investors in AXA Financial.

Unrealized foreign exchange gains were €648 million in 2003, versus €279 million at year-end 2002. This item reflects the positive effects derived from the revaluation of denominated foreign currency assets and liabilities at the balance sheet date. This increase was mainly due to the decrease in debt issued in US dollars and sterling.

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APPROPRIATION OF EARNINGS

The amount available for the appropriation of earnings stands at	€3,202,755,924
deriving from:
– net income for the year	€863,125,347
– retained earnings	€2,339,630,577

The Management Board proposes that this amount be appropriated as follows:
– allocation to the legal reserve	€3,648,803
– allocation to the special reserve for long term capital gains	€31,380,178
– allocation to dividend	€675,679,191
– allocation to the payment of dividend withholding tax	€26,638,600
– allocation to retained earnings	€2,465,409,153

In accordance with the foregoing, the Management Board recommends that the dividend paid to each share be a net dividend of €0.38 for each of the 1,778,103,135 ordinary shares with a nominal value of €2.29 earning dividends as from January 1, 2003, payable as of May 3, 2004, for a total dividend (taking into account a tax credit of €0.19) per ordinary share of €0.57.

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Balance sheet - Assets

	Assets

	December 31, 2003			Net carrying	Net carrying
	Gross carrying	Amortizations	Net carrying	value as at	value as at
(in euro millions)	value	and provisions	value	December 31, 2002	December 31, 2001

FIXED ASSETS
INTANGIBLE ASSETS	–	–	0	0	0
TANGIBLE ASSETS
Land	1	–	1	1	1
Buildings and other fixed assets	4	1	3	3	3
FINANCIAL ASSETS
Investments in and receivables
from subsidiaries (a)	–	–	0	35,883	34,771
Investments in subsidiaries	36,411	479	35,932	–	–
Receivables from subsidiaries	3,164	8	3,156	–	–
Other financial assets	24	5	19	246	533
Loans (b)	128	20	108	2,056	3,177

	39,731	513	39,218	38,188	38,485

CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables	1	–	1	114	18
Receivables and subsidiaries'
current accounts	372	3	369	227	510
Securities	12	–	12	2	4
Cash and cash equivalents	1,839	–	1,839	193	39
Prepaid expenses	1	–	1	1	3

	2,225	3	2,222	536	574

PREPAYMENTS
AND ACCRUED INCOME
Deferred charges	205	108	97	88	109
Bond redemption premiums	4	–	4	5	5
Unrealized foreign
exchange losses	115	–	115	132	198

TOTAL ASSETS	42,280	624	41,656	38,950	39,371

(a)	In 2002, this item included €35,853 million in investments in subsidiaries and €30 million in receivables. In 2003, these items are shown separately.
(b)	In 2002, this item included €2,004 million in loans to the Company's subsidiaries. These loans are now shown under receivables from subsidiaries.

/329

Balance sheet - Liabilities

	As at	As at	As at
(in euro millions)	December 31, 2003	December 31, 2002	December 31, 2001

SHAREHOLDERS' EQUITY
CAPITAL
Ordinary shares	4,072	4,035	3,971
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums	13,097	12,937	12,739
Merger and contribution premiums	887	887	887
RESERVES
Legal reserve	404	397	353
Specific reserves for long term
capital gains	2,185	2,372	3,196
Other reserves	3,671	3,671	3,671
Retained earnings	2,340	1,773	490
Net income for the financial year	863	1,066	1,620
	27,518	27,139	26,928
OTHER SHAREHOLDERS' EQUITY
Perpetual subordinated notes	2,719	1,892	2,001
	2,719	1,892	2,001
PROVISIONS FOR CONTINGENT
LIABILITIES	865	784	674
LIABILITIES
SUBORDINATED DEBT	5,504	5,623	5,884
FINANCIAL DEBTS & LOANS	4,171	2,813	3,433
OPERATING PAYABLES
Tax payables	–	1	–
Social payables	1	1	1
OTHER PAYABLES
Debts on fixed assets	54	54	54
Other	172	361	322
Deferred income	3	3	4
	9,906	8,856	9,698
PREPAYMENTS
AND ACCRUED EXPENSE
Unrealized foreign exchange gains	648	279	70

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	41,656	38,950	39,371

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Statement of income

(in euro millions)		2003	2002	2001

I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Revenues from buildings		–	0	0
Dividends received from subsidiaries		1,109	1,481	1,882
Revenues on short-term investments		365	499	350
Releases and expense transfers		–	0	0
Other revenues		8	0	0

	I	1,482	1,981	2,232

OPERATING EXPENSES
External expenses and other expenses		(107)	(127)	(149)
Tax expenses		(1)	(1)	(2)
Compensation and benefits		(5)	(3)	(11)
Interest expense		(522)	(629)	(699)
Allowances:
* for depreciation of buildings and deferred charges		(26)	(21)	(21)
* to debtors’ reserves		–	–	(1)
Other expenses		–	–	–

	II	(661)	(781)	(882)

Operating profit	(III = I + II)	821	1,200	1,350

Contribution on common operations	IV	–	0	0

FINANCIAL OPERATIONS ON SECURITIES
Net income on sales of short-term securities		–	2	110
Impairment releases		–	0	0
Releases of provisions for contingent liabilities		–	0	0
Net expenses on sales		(1)	0	0
Impairment valuation allowances on assets		–	–	–
Allowances to provisions for contingent liabilities		–	–	–

Investment result on securities	V	(1)	2	110

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	820	1,202	1,460

II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		164	732	1,284
Releases of provisions for contingent liabilities		68	126	92
Releases of equity provisions		107	125	287
Foreign exchange result		99	49	(23)
Net book value on the sale of fixed assets		(171)	(768)	(1,165)
Allowances to provisions for contingent liabilities		(88)	(102)	(193)
Allowances to equity provisions		(100)	(150)	(200)
Exceptional result		(3)	(14)	(175)

	VII	75	(2)	(93)

INCOME TAX EXPENSE / BENEFIT	VIII	(32)	(134)	253

III. NET INCOME FOR THE FINANCIAL YEAR	VI + VII +VIII	863	1,066	1,620

/331

Statement of cash-flows

	From 01/01/2003	From 01/01/2002	From 01/01/2001
(in euro millions)	to 12/31/2003	to 12/31/2002	to 12/31/2001

CASH INFLOWS
Profit on ordinary activities after tax	820	1,202	1,460
Result on capital operations after tax	43	(135)	160
Changes in reserves and amortization	101	150	83
Cash flow for the year	964	1,217	1,702
Increases in shareholders' equity	196	262	3,607
New borrowings	2,856	571	2,805
Sale or decrease in fixed assets
– Tangible fixed assets	1	0	1
– Financial assets	2,139	1,654	2,700

TOTAL CASH INFLOWS	6,156	3,704	10,814

CASH OUTFLOWS
Dividends paid out during the year	680	1,117	1,053
Repayments of financial debts & loans	473	1,165	4,654
Purchase of fixed assets
– Tangible fixed assets	0	0	0
– Financial assets	3,167	1,486	5,971

TOTAL CASH OUTFLOWS	4,320	3,768	11,677

CHANGE IN WORKING CAPITAL	1,836	(64)	(863)

Short-term equivalents
Change in:
– operating receivables	81	(186)	244
– operating payables	101	(30)	2,759
– cash and cash equivalents	1,654	152	(3,867)

TOTAL	1,836	(64)	(863)

/332

Financial Results Over the Past Five Years

	01/01/1999	01/01/2000	01/01/2001	01/01/2002	01/01/2003
(in euro millions)	12/31/1999	12/31/2000	12/31/2001	12/31/2002	31/12/2003

1 - CLOSING BALANCE SHEET SUMMARY
a) Ordinary shares (nominal value)	3,260	3,809	3,971	4,035	4,072
b) Ordinary shares (numbers in million)	356	416	1,734	1,762	1,778
c) Bonds mandatorily convertible
into ordinary shares (numbers in million)	9	16	16	16	126

2 - INCOME STATEMENT SUMMARY
a) Gross revenues before sales tax	1,576	1,755	2,232	1,981	1,474
b) Pre-tax income from continuing operations,
before depreciation, amortization
and changes in reserves	1,165	1,199	1,481	1,223	846
c) Total pre-tax income, including capital gains
and losses before depreciation, amortization
and changes in reserves	1,189	1,143	1,402	1,222	934
d) Income tax expense / benefit	188	124	253	(134)	(32)
e) Net after-tax income after depreciation,
amortization and changes in reserves	1,160	1,058	1,620	1,066	863
f) Net dividend distribution	713	927	971	599	676

3 - PER SHARE DATA
a) After tax income, before depreciation,
amortization and changes in reserves	3.87	3.04	0.95	0.62	0.51
b) After tax income, after depreciation,
amortization and changes in reserves	3.26	2.54	0.93	0.61	0.49
c) Net dividend per share	2.00	2.20	0.56	0.34	0.38 (a)

4 - PERSONNEL
a) Number of employees	–	–	–	–	–
b) Payroll expenditures	–	–	–	–	–
c) Employer contribution to employee
benefits and social charges	–	–	–	–	–
(a)	Dividend of €0.38 per share to be proposed at the AGM on April 21, 2004.

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Subsidiaries and participating interests

				Gross book
	Share	Other	Percentage	value
	capital	shareholders’	of capital	of securities
		equity	held	held
	1	2	3	4

A. Detailed information concerning subsidiaries
and investments accounting for in excess of 1%
of AXA’s shareholders’ equity

1) Subsidiaries (at least 50% owned)

CIE FINANCIERE DE PARIS “CFP”	9	69	100.00%	184
137, rue Victor Hugo, 92687 Levallois-Perret

SOCIETE DE GESTION CIVILE IMMOBILIERE “SGCI”	43	15	100.00%	87
Cœur Défense - Tour B - La Défense 4 - 100, esplanade
du Général-de-Gaulle, 92932 Paris-La Défense

AXA HOLDING UK	104	(60)	100.00%	109
140, Frenchurch Street, EC3M 6BL, London

AXA ASSISTANCE	42	22	100.00%	48
12 bis, boulevard des Frères Voisins
92130 Issy-les-Moulineaux

AXA CANADA (a) (b)	145	121	100.00%	205
2020, rue University, Montréal, Québec H3A 2A5

AXA CESSION	40	1	100.00%	47
109, rue La Boétie, 75008 Paris

AXA DIRECT JAPON	89	(60)	100.00%	195
Ariake Frontier building Tower A
135-0063 Tokyo

AXA EQUITY AND LAW plc	1	1,503	99.95%	1,133
107, Cheapside EC2V 6DU, London

AXA OYAK HOLDING AS	63	(4)	50.00%	47
Meclisi Mebusan Caddasi N 81 Oyak hann
Salipazari - 80040 Istanbul

AXA PARTICIPATION 2	3	502	100.00%	455
23, avenue Matignon, 75008 Paris

AXA FRANCE ASSURANCE	378	3,762	100.00%	3,070
26, rue Drouot, 75009 Paris

AXA INSURANCE HOLDING JAPAN	1,075	705	96.42%	2,372
1-2-19 Higashi - Shibuya-ku
150-8020 Tokyo 150

VINCI B.V.	472	2,183	100.00%	2,910
Graadt van Roggenweg 500, Postbus 30800
3503 AP Utrecht, Pays-Bas

AXA GENERAL INSURANCE HK	16	27	100.00%	65
30th F, Hong Kong Telecom Tower, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

LOR PATRIMOINE	53	0	100.00%	53
23, avenue Matignon, 75008 Paris

AXA RE PARIS (b)	313	1,162	100.00%	1,433
39, rue du Colisée, 75008 Paris

AXA INSURANCE INVESTMENT HOLDING	43	(1)	100.00%	78
77, Robinson road - # 11, 00 SIA Building
068896 Singapore

(a)	For insurance companies: gross written premiums. For real estate companies: rents. For holding companies: dividends. For financial services companies : gross banking products.
(b)	Consolidated data.

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Net book	Loans and cash	Guarantees and
value of	advances given	commitments	Last closing	Last closing	Dividends	Closing date
securities	by the company	given by the	revenues	result	received	and other
held	still outstanding	Company	available (a)	available (b)		observations
5	6	7	8	9	10	11

134	20	–	6	62	52	December 31, 2003

87	–	–	3	10	9	December 31, 2003

42	–	–	–	(12)	–	December 31, 2003

48	–	–	482	14	–	December 31, 2003

205	5	–	770	24	–	December 31, 2003

47	–	–	758	13	–	December 31, 2003

195	–	–	94	(18)	–	December 31, 2003

1,133	–	–	–	0	–	December 31, 2003

47	–	–	3	5	2	December 31, 2003

455	–	–	9	12	147	December 31, 2003

3,070	–	–	739	722	580	December 31, 2003

2,372	981	–	–	(25)	–	December 31, 2003

2,910	–	–	31	33	30	December 31, 2003

65	–	–	74	7	3	December 31, 2003

53	–	–	1	0	–	December 31, 2003

1,433	–	–	3,447	176	–	December 31, 2003

44	–	–	–	0	–	December 31, 2003

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				Gross book
	Share	Other	Percentage	value
	capital	shareholders’	of capital	of securities
		equity	held	held
	1	2	3	4

MOFIPAR	12	43	99.90%	63
23, avenue Matignon, 75008 Paris

AXA UK Plc (b)	1,471	3,417	78.31%	4,556
107, Cheapside, EC2V 6DU, London

AXA AURORA	260	12	100.00%	565
Plaza de Federico Moyua n° 4, 48009 Bilbao

AXA FINANCIAL, Inc. (b)	3	10,590	96.34%	11,759
1290, avenue of the Américas, New York 10104

AXA ITALIA SpA	624	57	98.24%	715
15, Via Léopardi, 20123 Milano

AXA LIFE HONG KONG	6	0	100.00%	90
151, Gloucester Road, Wan Chai, Hong Kong

AXA ONA	526	8	51.00%	229
120, avenue Hassan II, Casablanca 21000

AXA Portugal COMPANHIA DE SEGUROS	37	25	83.01%	72
Praca Marquês de Pombal, 14 - 1058-801 Lisboa

ST GEORGES RE	10	2	100.00%	82
21, avenue de Messine, 75009 Paris

AXA HOLDINGS BELGIUM	453	1,399	84.30%	3,886
25, boulevard du Souverain, 1170 Bruxelles

AXA TECHNOLOGY SERVICES	35	(26)	99.78%	73
14, rue de Londres, 75009 Paris

2) Participating interests (10 to 50% owned)

AXA INVESTMENT MANAGERS SA	48	566	47.77%	117
Cœur Défense - Tour B - La Défense 4 - 100, esplanade
du Général-de-Gaulle, 92932 Paris-La Défense

AXA KONZERN AG	80	540	26.33%	703
Gereonsdriesch 9-11 postfach, 50670 Köln

AXA ASIA PACIFIC HOLDING LIMITED (b)	694	423	42.65%	541
447 Collins Street, Melbourne, Victoria 3000

Sub-total A				35,942

B. General information about other units and participating interests
1) Subsidiaries not shown in section A
a) French subsidiaries (total)				101
b) Foreign subsidiaries (total)				199
2) Participating interests not shown in section A
a) in French companies (total)				57
b) in foreign companies (total)				45

TOTAL (A + B)				36,344

(a)	For insurance companies: gross written premiums. For real estate companies: rents. For holding companies: dividends. For financial services companies: gross banking revenues.
(b)	Consolidated data.

/336

Net book	Loans and cash	Guarantees and
value of	advances given	commitments	Last closing	Last closing	Dividends	Closing date
securities	by the company	given by the	revenues	result	received	and other
held	still outstanding	Company	available(a)	available(b)		observations
5	6	7	8	9	10	11

58	–	–	4	2	3	December 31, 2003

4,556	404	–	10,051	27	–	December 31, 2003

565	–	–	2	99	–	December 31, 2003

11,759	–	–	16,042	359	173	December 31, 2003

715	–	–	49	48	–	December 31, 2003

7	–	–	–	–	–	–

229	–	–	122	122	29	December 31, 2003

72	–	–	330	16	–	December 31, 2003

14	–	–	(4)	2	–	December 31, 2003

3,886	–	–	65	75	–	December 31, 2003

33	9	–	0	10	–	December 31, 2003

117	–	–	28	66	20	December 31, 2003

703	350	–	187	596	10	December 31, 2003

541	865	–	0	242	39	December 31, 2003

35,595	2,634	–	33,293	2,687	1,097

67	–				1
127	16				5

44	22				0
31	–				1

35,864	2,672				1,104

/337

Principal Statutory Information concerning the Company	340

Information concerning the share capital of the Company	344

Summary of share option plans	348

Persons responsible for this annual report	356

AMF correspondence table	357

/339

Principal statutory information concerning the Company

Corporate Name

AXA

Registered principal offices: 25, Avenue Matignon - 75008 Paris

Legal form and governing law

A form of limited liability company (French société anonyme) with a Management Board and a Supervisory Board, governed by the laws of France, in particular the French Company Code (the Code de commerce) and the French Insurance Code (the Code des assurances).

Incorporation and life of the Company

The Company was incorporated in 1852. The life of the Company will end on December 31, 2059, unless extended or wound up prior to that date.

Corporate purpose (Article 3 of the articles of incorporation and bylaws):

  to acquire, manage and/or dispose of equity interests in French or foreign companies or businesses, regardless of their legal form, to perform any and all transactions directly or indirectly related to the foregoing or in furtherance thereof, in particular, to acquire and manage equity interests in any form, directly or indirectly, in any French or foreign company engaged in the insurance business.

Trade and Company Register

No. 572.093.920 in the Paris Trade and Company Register APE code: 741 J

Place of consultation of documents pertaining to the Company

Documents pertaining to the Company can be consulted at the Legal Department - 21, av. Matignon - 75008 Paris.

Fiscal year

From January 1st to December 31st.

Distribution of profits

Net profits for the fiscal year and any retained earnings, less any prior losses and amounts appropriated to reserves in accordance with applicable law, constitute the distributable profit. Shareholders have control over this profit, and may decide at the annual general meeting on its appropriation as well as on the distribution of sums drawn from the reserves under its control. In such case, the shareholders’ decision expressly indicates the reserve accounts from which amounts are to be drawn.

/340

With the exception of a reduction in the share capital, no dividend may be paid out to shareholders if the amount of shareholders’ equity is less than the share capital plus the reserves that, by law, cannot be distributed. Likewise, no dividend may be paid out if this would cause shareholders’ equity to fall below said threshold.

Meetings of shareholders and voting power

Shareholders are convened, meet, and deliberate in accordance with applicable law and regulations.

Any shareholder has the right to attend meetings of shareholders either personally or by proxy, provided that the shareholder is registered with the Company.

Related formalities must be completed at least five days prior to the meeting. However, the Management Board may reduce or waive this requirement, provided that its decision pertains to all shareholders. Accordingly, the AXA Management Board has reduced this requirement to two days.

Shareholders may vote by mail in accordance with legislation and regulations in force.

Each shareholder is entitled to one vote per share held. However, since the Extraordinary Shareholders’ meeting of May 26, 1977, provision 23 of the Company’s by laws provides that holders of shares that are fully paid up and registered in the name of their owner for at least two years, at the end of the civil year preceding the scheduled date of a shareholders’ meeting, enjoy double voting rights with respect to these shares. In the event of a share capital increase through capitalization of reserves, profits, share or issue premiums, registered shares that are freely allotted to shareholders on the basis of existing shares granting a double voting right shall also grant a double voting right to their holders.

The law also allows the Company to request from the depository trust company concerned, at its own expense and at any time, any information pertaining to the identity of holders of shares of the Company carrying immediate or future voting rights in shareholders’ meetings and the number of shares held by each individual or legal entity.

Notification of statutory thresholds (Article 7 of the articles of incorporation and bylaws).

Any person or entity that directly or indirectly becomes the owner of at least 0.5% of the share capital and/or voting rights must notify the Company of the total number of shares held. Notification must be made by certified letter, return receipt requested, within five days of the date on which the shares that allowed the holder to reach or pass said threshold were registered.

This notification must be made whenever an additional 0.5% threshold is reached. Failure to comply with the requirement to disclose the passing of statutory thresholds may entail the forfeiture of voting rights with respect to any shares exceeding the above referenced thresholds if ownership of these ordinary shares has not been duly disclosed to AXA. This period of forfeiture may last for two years as of the date on which the holder complies with these disclosure requirements.

/341

INDEPENDENT AUDITORS

The independent auditors are:

Incumbent auditors:

  PricewaterhouseCoopers Audit: 32, rue Guersant - 75017 Paris, represented by Mrs Catherine Pariset and Mr. Gérard Dantheny, first appointed on February 28, 1989. The current appointment is for a term of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2005.
  Mazars & Guérard: 39, rue de Wattignies - 75012 Paris, represented by Messrs Patrick de Cambourg and Charles Vincensini, first appointed on June 8, 1994. The current appointment is for a term of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2003.

The term of office of AXA’s statutory auditor Mazars & Guérard is scheduled to expire at the close of this annual meeting. After conducting a selection process to fill these offices and on the recommendation of its Audit Committee, the AXA Supervisory Board hereby re-elect Mazars & Guerard to serve as statutory auditor of the Company for a term of six years.

Its term of office is scheduled to expire at the close of the annual meeting of shareholders called to approve the financial statements for the year ending on December 31, 2009.

Alternate auditors:

  Mr. Patrick Frotiée: 32, rue Guersant - 75017 Paris, first appointed on May 17, 1995. The current appointment is for a period of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2005.
  Mr. José Marette: 39, rue de Wattignies - 75012 Paris, first appointed on June 8, 1994. The current appointment is for a period of 6 years, until the annual general meeting of the shareholders called to approve the financial statements for the fiscal year 2003.

The term of office of AXA’s alternate statutory auditor Mr. José Marette is scheduled to expire at the close of this annual meeting. On the recommendation of its Audit Committee, the AXA Supervisory Board hereby appoint Mr. Jean-Louis Simon to serve as alternate statutory auditor of the Company for a term of six years.

Its term of office is scheduled to expire at the close of the annual meeting of shareholders called to approve the financial statements for the year ending on December 31, 2009.

TABLE OF COMPENSATION PAID TO INDEPENDENT AUDITORS IN 2003

(in euro thousands)	PricewaterhouseCoopers	Mazars & Guérard

Audit	24,745	2,695
Statutory audit and certification of local
and consolidated accounts	19,555	2,235
Other specific audit missions	5,191	461

Other services	3,278	182
Legal, tax and social consulting	3,080	24
Information technology and services	85	–
Internal audit	–	–
Other	114	158

Sub-total	28,023	2,877

Subsidiaries and OPCVM/SICAV	7,083	514

TOTAL	35,106	3,391

/342

OWNERSHIP OF THE AXA TRADEMARK BY FINAXA

FINAXA owns the name “AXA” and the AXA trademark and, for this reason, is responsible for managing and protecting the trademark. In 1996, the Company and FINAXA entered into a licensing agreement pursuant to which FINAXA granted the Company a non-exclusive license to use the AXA trademark in countries in which the Company and its subsidiaries currently have operations. This license grants AXA the right to grant sublicenses to use the AXA trademark and/or its derivatives around the world. As of February 1, 2004, the Company had granted 30 sublicenses.

Pursuant to this licensing agreement, the Company is required to pay FINAXA an annual fee of €762,245.

With this sum, must be added 50% of the annual fees that the Company would be brought to receive from licensees, that is to say, for the year 2003, a total amount of 3,817,000 euros which the Company will pay to FINAXA.

AGREEMENT WITH BNP PARIBAS

On September 12, 2001, the AXA Group (AXA, FINAXA and the Mutuelles AXA) and the BNP Paribas Group entered into an agreement that provides for maintaining a certain level of cross-shareholding between the parties (respectively a 4.9% ownership interest by the AXA Group in BNP Paribas and a 22.25% ownership interest by BNP Paribas in FINAXA). The agreement also grants each party a preemptive right to acquire the other party’s minimum equity investment following the termination of the agreement as well as an option to repurchase the ownership interests of the other party if there is a change in control of the other party. Furthermore, the AXA Group guarantees the liquidity of BNP Paribas’ holdings in ordinary shares of FINAXA. The agreement was concluded for a term of three years from the date of execution, renewable automatically for subsequent terms of three years, unless either party provides notice of termination at least three months before the end of the current term. This agreement was made public by the Conseil des Marchés Financiers on September 28, 2001.

/343

Information concerning the share capital of the Company

CHANGES IN SHARE CAPITAL

Date	Operations	Number		Number	Amount of share
		of shares	Issue	of shares after	capital after the
		issued	premium	the operation	operation in euros

1999	Share capital increase through
	capitalization of reserves (conversion
	of equity capital into euros)	–	–	350,288,821	3,205,142,712
	Exercise of stock options	211,833	3,976,555	350,500,654	3,207,080,984
	Conversion of bonds into shares	542,441	16,705,461	351,043,095	3,212,044,319
	New equity issue reserved
	for employees	184,321	16,671,834	351,227,416	3,213,730,856
	Exercise of stock options	624,365	16,208,125	351,851,781	3,219,443,796
	Conversion of bonds into shares	1,036,410	31,931,307	352,888,191	3,228,926,947
	Equity issue reserved
	for employees of AXA	980,053	85,313,613	353,868,244	3,237,894,432
	Exercise of stock options	2,467,439	61,683,108	356,335,683	3,260,471,499
	Conversion of bonds into shares	45	7,013	356,335,728	3,260,471,911

2000	Bonds redemption	4,114,000	244,585,766	360,449,728	3,298,115,011
	New equity issue	2,023,778	197,048,504	362,473,506	3,316,632,579
	Conversion of bonds into shares	45,428	7,083,481	362,518,934	3,317,048,246
	Exercise of stock options	274,146	9,168,254	362,793,080	3,319,556,682
	New equity issue	30,232,756	3,403,502,793	393,025,836	3,596,186,399
	New equity issue reserved
	for employees	1,970,360	216,524,113	394,996,196	3,614,215,193
	Conversion of bonds into shares	1,062	163,865	394,997,258	3,614,224,910
	Exercise of stock options	243,497	8,677,461	395,240,755	3,616,452,908
	New equity issue	17,210,490	2,421,730,759	412,451,245	3,773,928,891
	New equity issue	3,677,833	517,654,994	416,129,078	3,807,581,063
	Exercise of stock options	101,624	3,389,284	416,230,702	3,808,510,923

2001	New equity issue	4,916,344	691,975,418	421,147,046	3,853,495,470
	Bonds redemption	7,180,360	254,442,642	428,327,406	3,919,195,764
	Exercise of stock options	5,415	718,859	428,332,821	3,919,245,312
	Exercise of stock options	116,486	3,463,637	428,449,307	3,920,311,159
	Stock split	–	–	1,713,797,228	3,920,311,159
	New equity issue	–	(4,284,493)	1,713,797,228	3,924,595,652
	Exercise of stock options	54,684	603,822	1,713,851,912	3,924,720,878
	Share capital reduction	(19,996)	(709,888)	1,713,831,916	3,924,675,087
	New equity issue reserved
	for employees of AXA	978,476	22,524,517	1,714,810,392	3,926,915,797
	Exercise of stock options	942,524	11,600,032	1,715,752,916	3,929,074,177
	Conversion of bonds into shares	106	4,047	1,715,753,022	3,929,074,420
	New equity issue reserved
	for employees	16,702,674	245,465,482	1,732,455,696	3,967,323,543
	New equity issue reserved
	for employees	572,561	10,935,915	1,733,028,257	3,968,634,708
	Exercise of stock options	1,158,810	10,593,596	1,734,187,067	3,971,288,383
	Conversion of bonds	202	7,787	1,734,187,269	3,971,288,846

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Date	Operations	Number		Number	Amount of share
		of shares	Issue	of shares after	capital after the
		issued	premium	the operation	operation in euros

2002	Exercise of stock options	322,983	2,505,905	1,734,510,252	3,972,028,477
	Exercise of stock options	267,887	2,254,863	1,734,778,139	3,972,641,938
	New equity issue reserved
	for employees of AXA	689,142	12,011,745	1,735,467,281	3,974,220,073
	Exercise of stock options	147,185	519,863	1,735,614,466	3,974,557,127
	Exercise of stock subscription warrants
	(employees based in Germany)	443	8,461	1,735,614,909	3,974,558,141
	New equity issue reserved
	for employees of AXA	25,506,749	171,015,878	1,761,121,658	4,032,968,596
	New equity issue reserved
	for employees based in Germany	977,622	8,798,598	1,762,099,280	4,035,207,351

2003	Exercise of stock options	68,064	584,201	1,762,167,344	4,035,363,217
	Exercise of stock options	336,782	2,535,734	1,762,504,126	4,036,134,449
	Exercise of stock subscription warrants
	(employees based in Germany)	3,887	34,983	1,762,508,013	4,036,143,350
	New equity issue reserved
	for employees of AXA	1,294,128	10,275,376	1,763,802,141	4,039,106,903
	Exercise of stock options	120,318	796,863	1,763,922,459	4,039,382,431
	Exercise of stock subscription warrants
	(employees based in Germany)	2,488	22,392	1,763,924,947	4,039,388,129
	Exercise of stock options	239,806	1,601,711	1,764,164,753	4,039,937,284
	New equity issue reserved
	for employees of AXA	13,836,694	143,735,303	1,778,001,447	4,071,623,314
	Exercise of stock options	99,532	768,553	1,778,100,979	4,071,851,241
	Conversion of bonds	1,788	68,532	1,778,102,767	4,071,855,336
	Exercise of stock subscription warrants
	(employees based in Germany)	368	3,278	1,778,103,135	4,071,856,179

2004		198,198	1,560,737	1,778,301,333	4,072,310,052

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CAPITAL OWNERSHIP

To the best of the Company’s knowledge, the table below summarizes its capital ownership and voting rights at February 29, 2004:

	Number of shares	Capital ownership	Voting rights

Mutuelles AXA (a)	358,662,568	20.17%	32.05%
of which: – Mutuelles AXA	48,903,116	2.75%	4.40%
– Finaxa (a)	309,759,452	17.42%	27.65%
Treasury shares	28,669,584	1.61%	–
Employees and agents	84,087,794	4.73%	5.16%
General public	1,306,881,387	73.49%	62.79%

TOTAL	1,778,301,333	100%	100%

(a) Directly and indirectly (including ANF).

To the best of the Management Board’s knowledge, no other shareholders own more than 5% of the share capital. Besides, the Company has decided to communicate on other shareholders holding more than 2% of the share capital; to the best of the Management Board knowledge, there are none.

Of the 1,778,301,333 shares comprising the share capital, 471,371,749 shares entitled their holder to double voting rights at February 29, 2004.

As of February 29, 2004, the Mutuelles AXA directly or indirectly owned, primarily through Finaxa (a listed holding company), 20.17% of the share capital and 32.05% of voting rights in meetings of the Company’s shareholders. Finaxa holds 95.42% of the share capital and 97.16% of the voting rights of ANF, a holding company that owns 0.31% of the share capital and 0.50% of the voting rights in meetings of the Company’s shareholders.

The Mutuelles AXA, acting as a group, directly and indirectly holds controlling interest in Finaxa (71.11% of the share capital and 80.36% of voting rights as of February 29, 2004). Each of the Mutuelles AXA is party to an agreement pursuant to which it grants the other parties a preemptive right to acquire its shares of Finaxa.

Finally, to the knowledge of the Company, companies of the AXA Group do not hold any AXA shares that are pledged. In addition, still at the knowledge of the Company, some rare shareholders, individuals, having registered shares hold AXA shares that are pledged.

OWNERSHIP STRUCTURE AT FEBRUARY 29, 2004

( )	: In voting power.
(a)	Directly and indirectly in share capital and in voting power.

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CHANGE IN CAPITAL OWNERSHIP

Changes in ownership of the Company’s share capital between December 31, 2001 and December 31, 2003 reflect the various operations detailed in the table of changes to share capital hereinabove.

	12/31/2001	12/31/2002	12/31/2003

Mutuelles AXA (a)	20.6%	20.5%	20.2%
Of which: – Mutuelles AXA	2.8%	2.8%	2.8%
– Finaxa (a)	17.8%	17.7%	17.4%
Treasury shares	1.7%	1.7%	1.6%
General public	77.7%	77.8%	78.2%

TOTAL	100%	100%	100%

(a) Directly and indirectly.

At December 31, 2003, the members of the AXA Management Board and AXA Supervisory Board owned 1,188,743 shares and AXA ADRs, equal to 0.07% of the Company’s share capital and 0.05% of the voting rights.

POTENTIAL CAPITAL AT FEBRUARY 29, 2004

The following table describes the potential change in the Company’s share capital, assuming that the maximum number of new shares is issued following conversion of all convertible bonds and the exercise of all stock options.

	Number of	Maximum number
	outstanding shares	of shares created

Ordinary shares issued on February 29, 2004	1,778,301,333	1,778,301,333
Subordinated convertible bonds 1999-2014	9,199,353	37,349,373
Subordinated convertible bonds 2000-2017	6,639,463	26,956,220
Stock options	51,977,531	51,977,531
Maximum total number of shares	–	1,894,584,457

DIVIDENDS

Date	Distribution	Number	Net dividende	Tax credit	Gross dividend
	in millions	of	per share	per share	per share
	euro	shares	in euros	in euros	in euros

12/31/1998	595	350,288,821	1.70	0.85	2.55
12/31/1999	713	356,335,728	2.00	1.00	3.00
12/31/2000	926	421,147,046 (c)	2.20	1.10	3.30
12/31/2001(a)	971	1,734,187,269	0.56	0.28	0.84
12/31/2002	599	1,762,167,344	0.34	0.17	0.51
12/31/2003 (b)	676	1,778,103,135	0.38	0.19	0.57

(a)	Amounts taking into account a four-for-one stock split.
(b)	Proposal submitted to the Extraordinary and Ordinary Shareholders’ Meeting held on April 21, 2004.
(c)	Including shares issued in connection with the buyout of the minority interests in AXA Financial on January 2, 2001.

Dividends not claimed within five years of the date of payout become the property of the French government.

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Summary of share option plans

AXA

By virtue of the various authorizations granted by extraordinary meetings of shareholders and following the acquisition of options granted in absorbed companies, the Board of Directors (and subsequently the Management Board) of the Company granted options to purchase shares of the Company, as summarized in the following tables:

Date of Board meeting	04/13/94	03/29/95	05/14/96	07/10/96	01/22/97
	(c)	(c)	(b)	(c)	(c)
Date of Shareholders’ meeting	06/19/91	06/08/94	06/26/95	06/08/94	06/08/94

Initial allocation adjusted
at 10/22/2003 (d)	9,066,486	5,128,150	1,143,368	3,961,926	5,290,291
– Number of beneficiaries	214	193	153	162	62
– Executive Committee allocation	207,030	301,158	40,580	268,286	753,301
– Executive committee
beneficiaries (f)	3	4	2	6	8

Option exercisable as of	04/13/96	03/29/97	05/14/98	07/10/98	01/22/99
Expiration date	04/12/04	03/28/05	05/13/03	07/09/06	01/21/07
Discount granted	9.98%	4.99%	3.70%	5.34%	4.96%
Term of exercise
of stock options	25% 13/04/96	25% 29/03/97	30% 14/05/98	25% 10/07/98	25% 01/22/99
	50% 04/13/97	50% 03/29/98	60% 05/14/99	50% 07/10/99	50% 01/22/00
	75% 04/13/98	75% 03/29/99	100% 05/14/00	75% 07/10/00	75% 01/22/01
	100% 04/13/99	100% 03/29/00		100% (a) 07/10/01	100% 01/22/02

Number of shares subscribed
at 02/29/2004 (d)	8,430,621	3,282,695	1,062,900	1,838,808	1,750,156
Options cancelled at 02/29/2004 (d)	419,619	503,315	80,468	728,532	472,000

Outstanding at 02/29/2004 (d)	216,246	1,342,140	0	1,394,586	3,068,135

Subscription price in euros (e)	8.80	8.22	9.86	10.02	12.04

(a)	Last quarter submitted to the realization of objectives assigned to different entities for the period as of 12/31/1996 to 12/31/2000.
(b)	Of UAP origin.
(c)	Of AXA origin.
(d)	Adjusted amounts.
(e)	Adjusted subscription price.
(f)	Actual Executive Committee.

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Date of Board meeting	09/10/97	09/30/97	04/20/98	06/09/99
	(a)	(b)	(b)	(b)
Date of Shareholders’ meeting	10/20/92	05/12/97	05/12/97	05/12/97 and 05/05/99

Initial allocation adjusted
at 10/22/2003 (c)	167,501	203,910	9,611,145	7,390,929
– Number of beneficiaries	1	2	357	348
– Executive Committee allocation	167,501	0	1,080,724	1,025,670
– Executive committee
beneficiaries (e)	1	0	9	10

Option exercisable as of	09/10/99	09/30/99	04/20/00	06/09/01
Expiration date	09/09/07	09/29/07	04/19/08	06/08/09
Discount granted		0.00%	5.00%	0.00%
Term of exercise
of stock options	25% 09/10/99	25% 09/30/99	25% 04/20/00	25% 06/09/01
	50% 09/10/00	50% 09/30/00	50% 04/20/01	50% 06/09/02
	75% 09/10/01	75% 09/30/01	75% 04/20/02	75% 06/09/03
	100% 09/10/02	100% 09/30/02	100% 04/20/03	100% 06/09/04

Number of shares subscribed
at 02/29/2004 (c)	0	50,977	557,890	101,513
Options cancelled at 02/29/2004 (c)	0	50,978	2,568,774	1,985,911

Outstanding at 02/29/2004 (c)	167,501	101,955	6,484,481	5,303,505

Subscription price in euros (d)	11.23	14.74	23.53	28.11

(a) Of Lor Finance origin.
(b) Of AXA origin.
(c) Adjusted amounts.
(d) Adjusted subscription price.
(e) Actual Executive Committee.

Date of Board meeting	11/18/99	07/05/00	07/12/00	11/13/00	05/09/01
	(a)	(a)	(a)	(a)	(a)
Date of Shareholders’ meeting	05/05/99	05/05/99	05/05/99	05/05/99	05/09/01

Initial allocation adjusted
at 10/22/2003 (b)	462,756	7,624,096	276,749	293,459	9,856,213
– Number of beneficiaries	91	889	113	98	1,419
– Executive Committee allocation	0	908,518	24,988	0	1,815,828
– Executive committee
beneficiaries (d)	0	11	1	0	12

Option exercisable as of	11/18/01	07/05/02	07/12/02	11/13/02	05/09/03
Expiration date	11/17/09	07/04/10	07/11/10	11/12/10	05/08/11
Discount granted	0.00%	0.00%	0.00%	0.00%	0.00%
Term of exercise
of stock options	25% 11/18/01	33.33% 07/05/02	25% 07/12/02	33.33% 11/13/02	33.33% 05/09/03
	50% 11/18/02	66.66% 07/05/03	50% 07/12/03	66.66% 11/13/03	66.66% 05/09/04
	75% 11/18/03	100% 07/05/04	75% 07/12/04	100% 11/13/04	100% 05/09/05
	100% 11/18/04		100% 07/12/05

Number of shares subscribed
at 02/29/2004 (b)	0	0	0	0	0
Options cancelled at 02/29/2004 (b)	236,128	2,040,053	165,186	44,673	1,824,909

Outstanding at 02/29/2004 (b)	226,628	5,584,043	111,563	248,786	8,031,304

Subscription price in euros (c)	32.12	40.76	40.86	38.54	32.16

(b)	Of AXA origin.
(c)	Adjusted amounts.
(d)	Adjusted subscription price.
(e)	Actual Executive Committee.

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Date of Board meeting	02/27/02	03/14/03
	(a)	(a)
Date of Shareholders’ meeting	05/09/01	05/09/01 and 05/03/02

Initial allocation adjusted at 10/22/2003 (b)	9,866,010	10,879,297
– Number of beneficiaries	1,655	1,950
– Executive Committee allocation	2,219,432	2,934,587
– Executive committee beneficiaries (d)	12	12
Option exercisable as of	02/27/04	03/14/03
Expiration date	02/26/12	03/13/13
Discount granted	0.00%	0.00%
Term of exercise of stock options	33.33% 02/27/04	33.33% 03/14/05
	66.66% 02/27/05	66.66% 03/14/06
	100% 02/27/06	100% 03/14/07

Number of shares subscribed at 02/29/2004 (b)	0	8,040
Options cancelled at 02/29/2004 (b)	823,761	216,848

Outstanding at 02/29/2004 (b)	9,042,249	10,654,409

Subscription price in euros (c)	20.88 €	10.96 €

(b)	Of AXA origin.
(c)	Adjusted amounts.
(d)	Adjusted subscription price.
(e)	Actual Executive Committee.

Excluding stock option plans of UAP origin, stock options granted in plans up to November 18, 1999 may be exercised under the following conditions:

  25% of the total grant is exercisable at the end of the second year following the date of the grant;
  50% of the total grant is exercisable as of the third year following the date of the grant;
  75% of the total grant is exercisable as of the fourth year following the date of the grant;
  100% of the total grant is exercisable as of the fifth year following the date of the grant.

Stock options granted in plans from July 5, 2000 onward may be exercised under the following conditions:

  33.33% of the total grant is exercisable at the end of the second year following the date of the grant,
  66.66% of the total grant is exercisable at the end of the third year following the date of the grant,
  100% of the total grant is exercisable at the end of the fourth year following the date of the grant.

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FINAXA

FINAXA is a form of limited liability company (French société anonyme) with registered capital stock of €208,569,269.35 at March 16, 2004. Its stock option grants are summarized in the following tables:

Date of Board meeting	04/13/94	07/10/96	05/07/98	05/26/99
Date of Shareholders’ meeting	04/27/90	06/15/95	05/28/97	05/28/97

Number of options	512,500	540,000	400,000	176,285
– Number of beneficiaries	6	5	1	1
– Executive Committee allocation	130,000	70,000	0	0
– Executive committee beneficiaries	1	1	0	0

Option exercisable as of	04/13/1996	07/10/1998	05/07/00	05/26/01
Expiration date	04/12/2004	07/09/2006	05/06/08	05/25/09
Discount granted	10%	5%	5%	0%
Term of exercise of stock options	25% 04/13/96	25% 07/10/98	25% 05/07/00	25% 05/26/01
	50% 04/13/97	50% 07/10/99	50% 05/07/01	50% 05/26/02
	75% 04/13/98	75% 07/10/00	75% 05/07/02	75% 05/26/03
	100% 04/13/03	100%(a) 07/10/01	100% 05/07/03	100% 05/26/04

Number of shares subscribed at 02/29/2004	437,500	255,000	0	0
Options cancelled at 02/29/2004	75,000	0	0	0

Outstanding at 02/29/2004	0	285,000	400,000	176,285

Subscription price in euros	31.47	35.06	83.13	92.62

(a) Last quarter submitted to the realization of objectives assigned to different entities for the period as of 12/31/1996 to 12/31/2000.

Date of Board meeting	05/26/99	07/05/00	05/30/01	04/02/03
Date of Shareholders’ meeting	05/26/99	05/26/99	05/26/99	05/30/05

Number of options	123,715	205,000	225,000	460,000
– Number of beneficiaries	1	5	1	3
– Executive Committee allocation	0	75,000	0	0
– Executive committee beneficiaries	0	1	0	0

Option exercisable as of	05/26/01	07/05/02	05/30/03	02/04/03
Expiration date	05/25/09	07/04/10	05/29/11	04/01/13
Discount granted	0%	0%	0%	0%
Term of exercise of stock options	25% 05/26/01	33.33% 07/05/02	33.33% 05/30/03	33.33% 04/02/05
	50% 05/26/02	66.66% 07/05/03	66.66% 05/30/04	66.66% 04/02/06
	75% 05/26/03	100% 07/05/04	100% 05/30/05	100% 04/02/07
	100% 05/26/04

Number of shares subscribed at 02/29/2004	0	0	0	0
Options cancelled at 02/29/2004	0	65,000	0	0

Outstanding at 02/29/2004	123,715	140,000	225,000	460,000

Subscription price in euros	92.62	163.84	129.26	46.91

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MOFIPAR

MOFIPAR is a form of limited liability company (French société anonyme) with registered capital stock of €11,491,355.70. It was established in 1993.

In August 1996, Mofipar set up a stock option plan within the Company involving 33% of its share capital, for the benefit of employees, directors and officers of AXA.

This single plan allows holders of options to benefit indirectly from the appreciation of the share price of ordinary shares of AXA Asia Pacific Holdings.

At December 31, 2002, the number of beneficiaries of Mofipar share option plans was 119.

Date of Board meeting	08/05/96
Date of Shareholders’ meeting	07/29/96

Number of options	2,152,310
– Number of beneficiaries	119
– Executive Committee allocation	180,000
– Executive Committee beneficiaries	5
Options exercisable as of	08/05/01
Expiration date	08/04/06
Term of exercise of stock options	100% 08/05/01
Number of shares subscribed at 02/29/2004	1,115,250
Options cancelled at 02/29/2004	441,060

Outstanding at 02/29/2004	596,000

Subscription price in euros	7.09

FINANCIAL AUTHORIZATION

AUTHORIZATIONS TO ISSUE SHARES AND OTHER SECURITIES

The authorizations to issue shares and other securities, which were granted to the Management Board at the extraordinary and ordinary annual general meeting of shareholders held on April 30, 2003, and the authorizations submitted for approval by the shareholders at the meeting scheduled on April 21, 2004, are summarized in the tables below:

Issues with preferential subscription rights

Securities	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros	Term	Expiration

Shares	-	1 billion	26 months	June 30, 2005
Securities granting a claim
to shares of the Company at
maturity through subscription,
conversion, exchange,	redemption,
presentation of a warrant or other	6 billion	1 billion	26 months	June 30, 2005
Unattached stock
subscription warrants	-	1 billion	26 months	June 30, 2005

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Issues without preferential subscription rights

	Maximum	Maximum
	amount	amount of the capital
Securities	of the issue in euros	increase in euros	Term	Expiration

Shares	–	1 billion	26 months	June 30, 2005
Securities granting a claim
to shares of the Company at
maturity through subscription,
conversion, exchange, redemption,
presentation of a warrant or other	6 billion	1 billion	26 months	June 30, 2005
Unattached stock
subscription warrants	–	1 billion	26 months	June 30, 2005
Shares issued as a result
of the issuance of bonds with
stock subscription warrants
and composite securities
of Group subsidiaries	–	1 billion	24 months	April 30, 2005
Shares reserved for employees	–	150 million	26 months	June 30, 2005
Shares issued in connection
with the exercice of stock options (a)	–	3% of share capital	38 months	July 2, 2005

(a) Resolution approved by the annual general meeting of shareholders held on May 3, 2002.

The global amount of capital increases effected through the issuance of securities representing a share of the Company’s equity, excluding shares reserved for employees and shares resulting from stock options, may not exceed €2 billion.

PURCHASE AND SALE OF SHARES BY THE COMPANY

At the shareholders’ meeting held on April 30, 2003, the shareholders were asked to authorize the Management Board to trade in the Company’s shares for the purpose of stabilizing the market price, under the following conditions: Maximum purchase price €30 Minimum sale price €10 Maximum number of shares that can be bought or sold 176,216,734

The Company did not repurchase any of its own shares in 2003. However, it did use derivative instruments to stabilize its share price on the market but there were no repurchase of shares. At December 31, 2003, there were no optional positions.

At the annual general meeting of the shareholders scheduled for April 21, 2004, the shareholders will once again be asked to authorize the Management Board to trade in the Company’s shares, notably for the purpose of stabilizing the market price, under the following conditions:

Maximum purchase price	€35
Minimum sale price	€12
Maximum number of shares that can be bought or sold	149,160,549

This stock repurchase program was the subject of the prospectus (note d’information) which received the visa of the AMF number 04-228, dated March 30, 2004.

AGREEMENTS WITH DIRECTORS AND OFFICERS OF THE COMPANY

No agreements were entered into by and between the Company and any of its directors and officers.

No loan or guarantee has been granted or issued by the Company to any member of its governing structures.

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Special Report of Independent Accountants
on Regulated Agreements

(For the year ended December 31, 2003)

Special report of Independent Accountants on regulated agreements

This is a free translation into English of the special report of auditors on regulated agreements issued in the French language and is provided solely for the convenient of English speaking readers. This report includes information specifically required by French law. This report should be read in conjunction with French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Independent Auditors of AXA, we hereby submit our report on the regulated agreements.

In accordance with Article L.225-88 of the Commercial Code, we were informed of the agreements that were subject to the prior approval of your Supervisory Board.

It does not fall within the scope of our assignment to ascertain the potential existence of other agreements but rather, on the basis of the information that was supplied to us, to inform you, the shareholders, of the relevant features of those agreements of which we were informed. It is not our responsibility to express an opinion on the utility or merits of such agreements. Pursuant to Article 117 of the French Decree of March 23, 1967, you are asked to form an opinion on the relevance of such agreements for the purpose of approving them.

We performed our works in accordance with the professional standards applicable in France. Those standards require that we plan and perform the review to obtain reasonable assurance about whether the evidence supporting the information in our possession is consistent with that information.

Agreement(s) authorized during the year ended December 31, 2003

With France Telecom: AXA Technology Services (as the Principal), AXA (as the Guarantor) and France Telecom entered into an agreement on December 15, 2003, after the Supervisory Board granted its authorization on December 10, 2003. This agreement entrusts the management of all AXA Group communications networks worldwide to a single global provider, and contains a clause committing to expenditures totaling approximately 280 million euros over the term of the agreement (six and a half years starting from July 1, 2003). It also provides for a contract performance guarantee from AXA to France Telecom on behalf of AXA Technology Services, the amount of which is capped at 50 million euros and the term of which is the term of the agreement.

Directors involved: Thierry Breton.

Agreements authorized during prior fiscal years and which remained in force during the year ended December 31, 2003:

In addition, pursuant to the French Decree of March 23, 1967, we were informed that the following agreements, approved in prior fiscal years, remained in force in 2003:

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With BNP Paribas: The Groups AXA (AXA, Finaxa and the Mutuelles AXA) and BNP Paribas signed an agreement on September 12, 2001, according to which each party undertakes to maintain a minimum cross-shareholding (4.9% ownership of AXA in BNP Paribas and 22.25% ownership of BNP Paribas in Finaxa, respectively) and grants right of first refusal to the other party on this minimum cross-shareholding and a call right in the event of a change in the control of the other Group. Under the terms of this agreement, the AXA Group also undertakes to guarantee the liquidity of the interest owned by BNP Paribas in Finaxa. This latest agreement is valid for a period of three years as of the date of signature, and is automatically renewed thereafter for periods of three years, subject to early termination by either party, notified at least three months prior to the date on which the term under way expires.

With AXA Conseil Vie, which has since become AXA France Vie: In fiscal year 1994, AXA granted a subsidy of 9,451,839.07 million euros to its subsidiary AXA Conseil Vie to cover the latter’s solvency margin requirement.

With FINAXA: In May 1996, FINAXA granted AXA a non-exclusive license to use the AXA trademark in the countries where the Company and its subsidiaries operate. Under the terms of this licensing agreement, and subject to the prior written consent of FINAXA, AXA may grant sub-licenses to companies it controls. In addition, the Company is required to pay an annual fee of 762,245.09 euros to Finaxa, as well as 50 percent of all net fees it receives from its own licensees.

As of December 31, 2003, AXA had granted a total of 20 sub-licenses to 20 subsidiaries it controls, which in turn may sub-license the right to use the "AXA" trademark to their own affiliates, provided that the latter are controlled within the meaning of Article L.233-3 of the Commercial Code.

In 2003, AXA amended these licenses by adding an additional clause setting the global annual use fee at 7.634.900 euros.

Paris, February 26, 2004

The Independent Accountants

PricewaterhouseCoopers Audit	Mazars & Guérard
Gérard Dantheny - Catherine Pariset	Patrick de Cambourg - Charles Vincensini

Persons responsible for the Annual Report (document de référence)

PERSONS RESPONSIBLE FOR THE DOCUMENT DE REFERENCE

To the best of our knowledge, the information contained in this document accurately reflects the true financial position of the Company. It comprises all information required to enable investors to reach an informed opinion of the assets, activities, financial position, earnings and prospects of the Company. It contains no misleading omissions.

Paris, April 6, 2004

Chairman of the Management Board

Henri de Castries

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STATEMENT BY THE INDEPENDENT ACCOUNTANTS

This is a free translation into English of the statement issued in the French language and is provided solely for the convenience of English speaking readers. This statement includes information specifically required by French law. This should be read in conjunction with French law and professional auditing standards applicable in France.

In our capacity as independent auditors of AXA and in accordance with Regulation 98-01 of the Commission des Opérations de Bourse (the French Securities and Exchange Commission), we have verified in accordance with French professional standards, the information concerning the financial position and historic financial statements contained in this annual report (document de référence).

This annual report was prepared under the responsibility of the Chairman of the Management Board. Our responsibility is to express an opinion on the accuracy of the information contained herein concerning the Company’s financial position and financial statements.

Our procedures, which were performed in accordance with French professional standards consisted of assessing the accuracy of the information about the financial position and the financial statements and verifying its consistency with the audited financial statements, reading the other information contained in this annual report in order to identify any material inconsistencies with the disclosures relating to the financial position and the financial statements, and of drawing your attention to any manifestly misleading statements that may have come to our attention based on our general understanding of the company as acquired during our audit, with the exception of information concerning AXA’s Embedded Value (excluding Adjusted NAV, which was subject to the same procedures set forth hereinabove), which we did not review.

With respect to:

  information pertaining to Embedded Value, included on pages 60-63 of the Financial Highlights section of the annual report, we verified its consistency with the findings of the independent actuarial firm Tillinghast dated February 25, 2004, issued after a limited examination of AXA’s own calculations.
  AXA’s European consolidated solvency margin, the estimates established at the December 31, 2003 reporting date were calculated on the basis of European Life Insurance Directives.

This annual report does not contain any isolated forward-looking statements

We have audited the annual and consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 drawn up by the Management Board, in accordance with professional standards in France, and issued an unqualified opinion thereon. In accordance with the requirements of Article L.225-235 of the Commercial Code, which are being applied for the first time in respect of 2003, our audit reports on the annual and consolidated financial statements for the year ended December 31, 2003 include explanations of the bases for our opinions. They concern the following items:

  Consolidated financial statements : certain balance sheet line items that are specific to the insurance and reinsurance business, purchase goodwill, valuation allowances for other than temporary impairments in equity securities in the trading portfolio, and deferred taxes.
  Annual financial statements: equity securities and redemption premiums on bonds convertible into stock that are issued by the Company.

Based on the procedures described above, we have nothing to report regarding the accuracy of the information concerning financial position and the financial statements, as presented in this annual report.

Paris, April 6 2004

The Independent Auditors

PricewaterhouseCoopers Audit	Mazars & Guérard
Gérard Dantheny - Catherine Pariset	Patrick de Cambourg - Charles Vincensini

PERSON RESPONSIBLE FOR INVESTOR INFORMATION

Mr. Denis Duverne

AXA

25, avenue Matignon, 75008 Paris

Tel: 01 40 75 57 00

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Correspondence table of the “Document de Référence”

CERTIFICATIONS BY RESPONSIBLE PERSONS

Certification by persons responsible for the document	355
Certification by the independent auditors	356
Information policies	50
Chairman’s Supervisory Board report on internal control procedures	11-19 and 28-39
Independent Auditors report on Chairman’s Supervisory Board report	40

GENERAL INFORMATION CONCERNING THE COMPANY

COMPANY
Applicable rules	340

CAPITAL
Particularities (limitations to the voting rights exercise)	341
Outstanding capital	353
Potential capital	347
Changes in share capital during the past 5 years	344

INFORMATION CONCERNING TRADING OF THE COMPANY’S SECURITIES
Table of changes in share volume and price during the past 20 months	41
Dividends	347

CAPITAL AND VOTING RIGHTS

Current ownership of share capital and voting rights	346
Changes in capital ownership	347
Shareholder’s agreements	343

DESCRIPTION OF BUSINESS

Description of business (relations between Company and subsidiaries, information on subsidiaries)	98
Group Financial Highlights	54
Information by segment (by activity, by geographic area and/or by country)	278
Market and competitiveness position of the Company	98
Investment policy	130
Performance indicators (creation of value for the Company)	60

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ANALYSIS OF THE ISSUER RELATED RISKS

Risk factors
– Market risks (liquidity, rates, exchange, shares portfolio)	140
– Particular risks linked to the activity
(dependence on suppliers, clients, agreements, and manufactory processes...)	148
– Legal risks (particular regulation, patent, licenses, significant litigation, exceptional facts...)	151
Personal and Property Insurance	153

FINANCIAL SITUATION AND RESULTS
Consolidated financial statements	218
Off balance sheet commitments	221
Independent auditors fees and network members fees	342
Regulatory prudential ratios (bank, insurance, brokers)	137
Company’s financial statements and appendix	322

CORPORATE GOVERNANCE AND ADMINISTRATION

Composition and organization of direction, management and officers boards	11
Composition and organization of committies	16
Directors officers (fees, bonus, stock option plans)	22
Ten first employees non director (stock option attributed and raised)	27
Regulated agreements	354

RECENT DEVELOPMENTS AND PERSPECTIVES
Recent developments	156
Perspectives	213

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Pursuant to AMF Regulation 98-01, this Annual Report (document de reference) was registered with the AMF (the French stock exchange regulatory authority) on April, 7th 2004.

Our Business: Financial Protection and Wealth Management

It's the vision we have of our business and how it should be done.

The business of Financial Protection and wealth management involves offering our customers – individuals as well as small, mid-sized and large businesses – a wide range of products and services that meet their insurance, protection, savings, retirement and financial planning needs throughout their lives.

www.axa.com

REF : 702060 - Photography credits: Médiathèque AXA: Family on Boat (front cover) - Thierry Foulon (pages 6 and 21) - DESIGN MEDIA - +33 1 40 55 16 66

FINANCIAL PROTECTION

Be Life Confident

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